Form 10-K, Exhibit 13
period 1996-09-30
JACKSONVILLE BANCORP INC
filed 1996-12-30
CIK 1005507

                         [JACKSONVILLE BANCORP LOGO]

                              1996 ANNUAL REPORT

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
President's Letter to Stockholders
Selected Consolidated Financial Data..................................................     1
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................     2
     Average Balances, Net Interest Income and Yields Earned and Rates Paid...........     5
     Rate/Volume Analysis.............................................................     6
Comparison of Results of Operations...................................................     7
Liquidity & Capital Resources.........................................................    10
Independent Auditors' Report..........................................................    12
Consolidated Financial Statements:
     Consolidated Statements of Financial Condition...................................    13
     Consolidated Statements of Earnings..............................................    14
     Consolidated Statements of Stockholders' Equity..................................    15
     Consolidated Statements of Cash Flows............................................    16
Notes to Consolidated Financial Statements............................................    17
Stock Information.....................................................................    36
Directors and Executive Officers......................................................    37
Banking Locations.....................................................................    37
Stockholder Information...............................................................    38
Transfer Agent/Registrar..............................................................    38
Shareholder Requests..................................................................    38

Dear Stockholder:

     On behalf of our employees, officers and directors, I take great pleasure in presenting the first annual report of Jacksonville Bancorp, Inc.

     1996 was a significant year for your company, one that was filled with changes and accomplishments. The most visible change obviously was our second step conversion on March 29, 1996 from the mutual holding company ownership to a full stock company. With that second step conversion came the formation of Jacksonville Bancorp, Inc., which is the parent company for Jacksonville Savings and Loan Association. We were very gratified by the response of our stock offering in which we sold almost 1.62 million shares of stock at $10.00 per share. We also were pleased to convert each existing share of Jacksonville Savings and Loan stock held by the public into 1.41785 shares of Jacksonville Bancorp, Inc. stock. As a result of the offering there are now 2,664,265 shares of Jacksonville Bancorp, Inc. stock held by the public. At September 30, 1996 the book value of our stock was $13.29 per share.

     During this fiscal year Jacksonville Savings and Loan Association:

     - successfully completed and opened a new loan annex complex at our Palestine, Texas branch location.

     - experienced a record amount in total loan originations of almost $68.2 million in primarily single family residential loan, construction loans and consumer loans.

     - made a decision to close the loan originations office in Nacogdoches, Texas after careful consideration and study.

     - saw legislation to provide for thrifts to pay a one-time assessment of $4.7 billion to recapitalize SAIF of which Jacksonville paid a total of $1.1 million.

     After the special SAIF premium was expensed, profit for the year amount to $1.58 million or $.62 per share. This is an increase of $190,969 over fiscal year 1995. With lower insurance premiums, the association expects to recoup the $1.1 million in special assessment in approximately 3.5 years.

     We want to acknowledge our appreciation to our retiring chief executive officer, Charles Broadway, for his forty-one years of service and dedication to our institution. Although he is retiring at the end of December 1996, we will continue to depend on his expertise and experience as he continues to serve on our Board and Loan Committee.

     The financial industry is a rapidly changing business and will be challenging in 1996. With the additional capital generated through the second step conversion we expect to meet these challenges by continuing to produce more loans as well as look at possible diversification of business activities, in order to maximize the return to you, our stockholders.

     From our directors, our officers and staff we wish you a very prosperous New Year.

Sincerely,

Jerry Chancellor
President
Jacksonville Bancorp, Inc.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

                                                                                      SEPTEMBER 30,
                                                                 --------------------------------------------------------
                                                                   1996        1995        1994        1993        1992
                                                                 --------    --------    --------    --------    --------
SELECTED FINANCIAL CONDITION AND OTHER DATA:
Total assets..................................................   $217,856    $199,251    $187,021    $189,572    $191,809
Cash and cash equivalents.....................................      5,193       8,051       7,003       7,637       9,162
Investment securities.........................................     33,805      42,907      44,892      41,348      36,030
Mortgage-backed securities, net...............................     12,107       3,442       2,995       4,214       5,441
Loans receivable, net.........................................    158,034     135,933     123,133     126,030     128,107
Foreclosed real estate, net...................................      1,051       2,052       2,549       4,623       7,227
Deposits......................................................    174,328     173,811     159,343     174,311     178,851
Borrowings....................................................      2,000         358       4,461          --          --
Stockholders' equity..........................................     35,431      20,331      18,989      10,873       8,795
Full-service offices..........................................          5           5           4           4           4

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                      ---------------------------------------------------
                                                                       1996       1995       1994       1993       1992
                                                                      -------    -------    -------    -------    -------
SELECTED OPERATING DATA:
Total interest income..............................................   $15,394    $13,232    $12,895    $14,586    $15,695
Total interest expense.............................................     8,453      7,127      5,623      6,951      9,475
                                                                      -------    -------    -------    -------    -------
    Net interest income............................................     6,941      6,105      7,272      7,635      6,220
Provision for losses on loans......................................       100         25         18        325        384
                                                                      -------    -------    -------    -------    -------
    Net interest income after provision for losses on loans........     6,841      6,080      7,254      7,310      5,836
Noninterest income.................................................     1,290        927        970        938      1,058
Noninterest expense................................................     5,846      5,045      4,638      4,564      3,702
                                                                      -------    -------    -------    -------    -------
Income before income taxes.........................................     2,284      1,962      3,586      3,684      3,192
Income taxes.......................................................       704        573      1,184      1,606      1,093
                                                                      -------    -------    -------    -------    -------
Net income.........................................................   $ 1,580    $ 1,389    $ 2,402    $ 2,078    $ 2,099
                                                                      ========   ========   ========   ========   ========
Earnings per share.................................................   $   .64    $   .56    $   .43    $    --    $    --
                                                                      -------    -------    -------    -------    -------
Net income (loss)..................................................     55.60%     29.47%     19.92%        --%        --%
                                                                      ========   ========   ========   ========   ========

                                                                               AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                           ----------------------------------------------
                                                                            1996      1995      1994      1993      1992
                                                                           ------    ------    ------    ------    ------
SELECTED OPERATING RATIOS(1):
Return on average assets................................................      .76%      .73%     1.28%     1.09%     1.12%
Return on average equity................................................     6.13      7.06     16.57     21.03     27.10
Average equity to average assets........................................    12.41     10.37      7.73      5.18      4.12
Equity to assets at end of period.......................................    16.27     10.20     10.15      5.74      4.59
Interest rate spread(2).................................................     2.99      3.08      3.95      4.33      3.81
Net interest margin(2)..................................................     3.50      3.40      4.12      4.31      3.64
Non-performing loans and troubled debt restructurings to total loans at
  end of period(3)......................................................      .76       .70       .81       .95      1.15
Non-performing assets and troubled debt restructurings to total assets
  at end of period(3)...................................................     1.03      1.51      1.90      3.07      4.53
Average interest-earning assets to average interest-bearing
  liabilities...........................................................   111.92    107.81    105.28      99.4      97.0
Net interest income after provision for loan losses to total noninterest
  expense...............................................................   117.01    120.52    156.40    160.16    157.64
Noninterest expense to average total assets.............................     2.82      2.67      2.47      2.39      1.97

---------------
(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.
(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, non-performing assets consist of non-performing loans and real estate acquired by foreclosure, deed in lieu thereof or deemed insubstance foreclosure and troubled debt restructurings consist of restructured debt in accordance with Statement of Financial Accounting Standards No. 15.
(4) Earnings per share amounts for prior years have been restated to give effect to the exchange ratio of 1.41785 in connection with the Reorganization effective March 29, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Jacksonville Bancorp, Inc. (the "Company"), through Jacksonville Savings and Loan Association ("Jacksonville"), its wholly owned subsidiary, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in Cherokee County and surrounding counties in East Texas. To a lesser extent, Jacksonville also originates construction loans, land loans and consumer loans. It also has a significant amount of investments in mortgage-backed securities and United States Government and federal agency obligations.

     The profitability of Jacksonville depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Jacksonville's net earnings also is dependent, to a lesser extent, on the level of its noninterest income (including servicing fees and other fees) and its noninterest expenses, such as compensation and benefits, occupancy and equipment insurance premiums, and miscellaneous other expenses, as well as federal income tax expense.

ASSET AND LIABILITY MANAGEMENT

     The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate-sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities, and is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

     The lending activities of savings associations have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. The deposit accounts of savings associations generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings associations on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

     Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Prior to November 1980, Jacksonville, like virtually all savings associations, originated only fixed-rate loans and held them in portfolio until maturity. As a result of the problems caused by holding fixed-rate loans in a rapidly increasing interest-rate environment, changes in regulations to allow for variable-rate loans and consumer demand for such loans during periods of high interest rates, in the 1980s Jacksonville began to transform its portfolio into loan products the interest rates of which adjust periodically. As a result, Jacksonville's loan portfolio, as of September 30, 1996 consisted of 63.8% of adjustable or floating rate loans. In order to meet its customers' demand for fixed-rate loans during periods of lower interest rates, until 1994 Jacksonville followed a policy of selling to third parties a high percentage of the fixed-rate loans it originated while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. As interest rates declined in late 1991, Jacksonville originated an increasingly higher percentage of fixed-rate residential first mortgage loans and continued to sell approximately 90% of such loans upon origination. Since 1994, it has been Jacksonville's policy to retain fixed-rate residential first mortgage loans with terms of 15 years or less.

     Notwithstanding the foregoing, however, because Jacksonville's interest-bearing liabilities which mature or reprice within short periods substantially exceed its earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally, but to a lesser extent because of their historically low levels, would have the opposite effect. Presented below, as of September 30, 1996, the most recent available, is an analysis of Jacksonville's IRR as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the impact of various rate changes and Jacksonville's current strong capital position.

                              NET PORTFOLIO VALUE

                                 ESTIMATED
  CHANGE IN                       NPV AS A
INTEREST RATES     ESTIMATED     PERCENTAGE     AMOUNT OF
(BASIS POINTS)        NPV        OF ASSETS       CHANGE       PERCENT     POLICY
--------------     ---------     ----------     ---------     -------     ------
                             (DOLLARS IN THOUSANDS)
     +400           $20,935          9.7%       $ (14,639)      (41%)      (100%)
     +300            24,946         16.1          (10,628)      (30)        (75)
     +200            28,861         13.3           (6,713)      (19)        (50)
     +100            32,502         15.0           (3,072)       (9)        (25)
       --            35,574         16.4               --        --          --
     -100            37,786         17.5            2,212         6          25
     -200            39,044         18.0            3,470        10          50
     -300            40,357         18.6            4,783        13          75
     -400            42,302         19.5            6,728        19         100

     The OTS uses the above NPV calculation to monitor institutions' IRR. The OTS has promulgated regulations regarding a required adjustment to an institution's risk-based capital based on IRR. The application of the OTS' methodology quantifies IRR as the change in the NPV which results from a theoretical 200 basis point increase or decrease in market interest rates. If the NPV from either calculation would decrease by more than 2% of the present value of the institution's assets, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of risk-based capital. The IRR regulations were originally effective as of January 1, 1994, subject to a two quarter "lag" time between the reporting date of the data used to calculate an institution's interest rate risk and the effective date of each quarter's interest rate risk component. However, in October 1994 and March 1995 the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS publishes an appeals process, which the OTS expects will occur shortly. At September 30, 1996, 2% of the present value of Jacksonville's assets was approximately $4.3 million. Because the IRR of a 200 basis point increase in market interest rates (which was greater than a 200 basis point decrease) was $6.7 million, Jacksonville's September 30, 1996 Interest Risk Capital component would have been $1.2 million (50% of the approximate $2.4 million difference). At September 30, 1996, Jacksonville would not have been required to make a deduction from its capital because the lowest of the three prior quarters' component is a negative number. However, because Jacksonville has retained more of its fixed-rate loans in recent periods, it is likely that if the regulation is implemented that Jacksonville will be required to make a deduction from its capital in future periods in determining its risk-based capital requirement.

CHANGES IN FINANCIAL CONDITION

     At September 30, 1996, Jacksonville's assets totaled $217.9 million, as compared to $199.3 million at September 30, 1995. Total assets increased $18.6 million, or 9.3%, from September 30, 1995 to September 30, 1996 and was principally funded by the $14.0 million of net proceeds from the Stock Offering. The increase in total assets during fiscal 1996 was principally the result of a $22.1 million or 16.3% increase in loans receivable, net from $135.9 million at September 30, 1995 to $158.0 million at September 30, 1996. The increase resulted from an increase in single-family residential loans of $14.7 million or 12.5%, an increase in construction loans of $2.7 million or 62.2% and an increase in consumer loans secured by vehicles of $2.0 million or 208% during the period. A $10.1 million, or 27.5%, decrease in investment securities held to maturity was partially offset by a $8.7 million increase in mortgage-backed securities held to maturity. These adjustments in Jacksonville's investment portfolio are the result of the use of funds from maturing investments to fund single family residential, construction and consumer loans.

     At September 30, 1995, Jacksonville's assets totaled $199.3 million, as compared to $187.0 million at September 30, 1994. Total assets increased $12.3 million, or 6.5%, from September 30, 1994 to September 30, 1995. The increase in total assets during fiscal 1995 was principally the result of a $12.8 million or 10.4% increase in loans receivable, net from $123.1 million at September 30, 1994 to $135.9 million at September 30, 1995 as a result principally of an increase in single-family residential loans of $8.6 million or 7.9%, and an increase in construction loans of $2.6 million or 159% during the period. A $4.2 million, or 10.3%, decrease in investment securities held to maturity was partially offset by a $1.2 million increase in interest bearing deposits and a $2.2 million increase in investment securities available for sale. These adjustments were made in Jacksonville's investment portfolio in order to provide greater flexibility to Jacksonville to react to changes in interest rates.

     During the year ended September 30, 1996, total liabilities increased $3.6 million or 2.0% to $182.1 million. This increase was primarily the result of $2 million of Federal Home Loan Bank advances and a $1.1 million SAIF special assessment. Jacksonville had no such advances outstanding as of September 30, 1995 and the SAIF special assessment was a one-time event. These increases were partially offset by the repayment of the $358,000 ESOP note.

     During the year ended September 30, 1995, total liabilities increased $11.0 million or 6.6% to $178.5 million. This increase was primarily the result of an increase of $14.5 million or 9.1% in deposits plus $620,000 or 22.9% increase in advances from borrowers for taxes and insurance. These increases were partially offset by a decrease of $4.0 million in advances from the FHLB of Dallas. The increase in deposits was primarily due to an increase in deposit rates we well as the full operation of the Tyler branch office.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

     The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollar and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on month-end balances. Management believes that the use of average monthly balances is representative of its operations.

                  SEPTEMBER 30,
                      1996                      1996                              1995                              1994
                  -------------    ----------------------------    ------------------------------    ------------------------------
                     YIELD/        AVERAGE               YIELD/    AVERAGE                 YIELD/    AVERAGE                 YIELD/
                      RATE         BALANCE     INTEREST   RATE     BALANCE     INTEREST     RATE     BALANCE     INTEREST     RATE
                  -------------    --------    --------  ------    --------    --------    ------    --------    --------    ------
INTEREST-EARNING
  ASSETS:
  Loans
  receivable...          8.24%     $145,021    $ 12,169    8.39%   $128,623    $ 10,337      8.04%   $122,051    $  9,909      8.12%
  Mortgage-backed
    securities...        7.06         9,561         700    7.32       3,106         249      8.02       3,486         310      8.89
 Investment
 securities...           6.05        37,109       2,170    5.85      41,753       2,290      5.48      45,733       2,494      5.45
  Other
  interest-earning
     assets(2)...        5.88         6,446         355    5.51       6,227         356      5.72       5,357         182      3.40
                                   --------    --------            --------    --------              --------    --------
     Total
     interest-earning
       assets...                    198,137    $ 15,394    7.77%    179,709    $ 13,232      7.36%    176,627    $ 12,895      7.30%
                                   --------    ========            --------    ========    ======    --------    ========    ======
  Non-interest-earning
     assets...                        9,565                          10,074                            10,925
                                   --------                        --------                          --------
     Total
  assets...                        $207,702                        $189,783                          $187,552
                                   ========                        ========                          ========
INTEREST-BEARING
  LIABILITIES:
Deposits...              4.71%     $176,062    $  8,390    4.77%   $163,729    $  6,924      4.23%   $167,652    $  5,617      3.35%
                                   --------    --------            --------    --------              --------    --------
  Borrowings...          5.71         1,098          63    6.49       2,956         203      6.87         115           6      5.27
                                   --------    --------            --------    --------              --------    --------
     Total
     interest-bearing
       liabilities...               177,160    $  8,453    4.78     166,685    $  7,127      4.28     167,767    $  5,623      3.35
                                   --------    ========            --------    ========    ------    --------    ========    ======
  Non-interest-bearing
     liabilities...                   4,761                           3,414                             5,290
                                   --------                        --------                          --------
     Total
     liabilities...                 181,921                         170,099                           173,057
                                   --------                        --------                          --------
Stockholder's
  Equity...                          25,781                          19,684                            14,495
                                   --------                        --------                          --------
     Total
liabilities
       and
       stockholders'
  equity...                        $207,702                        $189,783                          $187,552
                                   ========                        ========                          ========
Net
  interest
  income;
  interest
  rate
  spread...                                    $  6,941    2.99%               $  6,105      3.08%               $  7,272      3.95%
                                                =======                         =======    ======                 =======    ======
Net
  interest
  margin(3)...                                             3.50%                             3.40%                             4.12%
                                                                                           ======                            ======
Average
interest-earning
  assets to
  average
  interest-bearing
  liabilities...                                         111.92%                           107.81%                           105.28%
                                                                                           ======                            ======

---------------

(1) Annualized.

(2) Consists primarily of interest-bearing deposits.

(3) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Jacksonville's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                -----------------------------------------------------------------
                                       1996 VS. 1995                    1995 VS. 1994                      1994 VS. 1993
                                ----------------------------    ------------------------------    -------------------------------
                                   INCREASE                         INCREASE                          INCREASE
                                  (DECREASE)                       (DECREASE)                        (DECREASE)
                                    DUE TO          TOTAL            DUE TO           TOTAL            DUE TO            TOTAL
                                --------------     INCREASE     ----------------     INCREASE     -----------------     INCREASE
                                RATE    VOLUME    (DECREASE)     RATE     VOLUME    (DECREASE)     RATE      VOLUME    (DECREASE)
                                ----    ------    ----------    ------    ------    ----------    -------    ------    ----------
                                                                     (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans......................   $466    $1,366      $1,832      $  (98)   $  526     $    428     $(1,241)   $(513)     $ (1,754)
  Mortgage-backed
     securities..............    (22)      473         451         (29)      (32)         (61)         27      (77)          (50)
  Investment securities......    147      (267)       (120)         14      (218)        (204)       (221)     332           111
  Other interest-earning
     assets..................    (13)       12          (1)        140        34          174          (6)       8             2
                                ----    ------    --------      ------    ------    ---------     -------    -----     ---------
     Total interest-earning
       assets................   $578    $1,584      $2,162      $   27    $  310     $    337     $(1,441)   $(250)     $ (1,691)
                                ====    ======    ========      ======    ======     ========     =======    =====      ========
INTEREST-BEARING LIABILITIES:
  Deposits...................   $922    $  544      $1,466      $1,441    $ (134)    $  1,307     $  (938)   $(396)     $ (1,334)
  Other Borrowings...........    (11)     (129)       (140)          3       194          197           3        3             6
                                ----    ------    --------      ------    ------    ---------     -------    -----     ---------
     Total interest-bearing
       liabilities...........   $911    $  415      $1,326      $1,444    $   60     $  1,504     $  (935)   $(393)     $ (1,328)
                                ====    ======    ========      ======    ======     ========     =======    =====      ========
  Increase (decrease) in net
     interest income.........                       $  836                           $ (1,167)                          $   (363)
                                                  ========                           ========                           ========

                      COMPARISON OF RESULTS OF OPERATIONS

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

     GENERAL. Jacksonville had net earnings of $1.6 million for the year ended September 30, 1996 as compared to $1.4 million for the year ended September 30, 1995. During fiscal 1996, Jacksonville's net interest income increased by $836,000 and its noninterest income increased by $362,000 while the provision for losses on loans increased $75,000. Noninterest expense increased by $802,000, primarily as a result of the SAIF special assessment. Without the SAIF special assessment, Jacksonville's net earnings would have been $2.3 million for fiscal 1996, an increase of $700,000 or 44.7% as compared to the net earnings for fiscal 1996.

     The $900,000 increase in net earnings for fiscal 1996, as calculated without the SAIF special assessment, was primarily the result of an increase in the average balance of interest-earning assets of $18.4 million or 10.3%. The amount of such assets increased primarily as a result of the deployment of the $14.0 million of proceeds from the Stock Offering into loans receivable and mortgage backed securities. The amount of the increased earnings was enhanced by generally higher interest rates during the period in which the loans were originated which resulted in the average yield on Jacksonville's interest-earning assets increasing by 41 basis points from 7.36% in fiscal 1995 to 7.77% in fiscal 1996. The positive impact on earnings resulting from the increase in average balance of and average yield on Jacksonville's interest-earning assets was partially offset by the 50 basis point increase in the average rate paid on interest-bearing liabilities from 4.28% in fiscal 1995 to 4.78% in fiscal 1996. The increase in average interest-earning assets, however, more than offset the change in the interest rate spread from 3.08% in fiscal 1995 to 2.99% in fiscal 1996.

     NET INTEREST INCOME. Net interest income increased by $836,000, or 13.7%, for the year ended September 30, 1996 compared to the year ended September 30, 1995. This increase was due primarily to a $2.2 million, or 16.3%, increase in interest income partially offset by a $1.3 million or 18.6% increase interest expense.

     The $2.2 million increase in total interest income was the result of increases in interest on loans receivable of $1.8 million or 17.7%, and interest on mortgage-backed securities of $451,000 or 180.9%, offset by a decrease in interest income of $120,000, or 5.2% from investment securities. The increase in interest income from loans receivable was due primarily to a $16.4 million, or 12.7%, increase in the average balance of Jacksonville's loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $3.1 million in fiscal 1995 to $9.6 million in fiscal 1996 partially offset by a decline in average yield from 8.02% to 7.32% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from $41.8 million to $37.1 million, or 11.1%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to purchase mortgage-backed securities and to fund new mortgage loans. The average yield on loans originated and retained by Jacksonville during fiscal 1996 was 8.26%.

     The $1.3 million increase in total interest expense from $7.1 million for the year ended September 30, 1995, to $8.5 million for the year ended September 30, 1996, was primarily due to an increase in the average rate paid on deposits from 4.23% in fiscal 1995 to 4.77% in fiscal 1996. The 54 basis point increase rates paid on deposits resulted from a general increase in market rates of interest.

     As a result of the foregoing, Jacksonville's net interest income increased by $836,000 or 13.7%, during fiscal 1996 compared to fiscal 1995. Jacksonville's net interest rate spread was 2.99% for the year ended September 30, 1996 as compared to 3.08% in fiscal 1995.

     PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $100,000 for the year ended September 30, 1996 compared to $25,000 for the year ended September 30, 1995. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectability of Jacksonville's loan portfolio. Upon consideration of such factors, Jacksonville determined that $100,000 in provisions for losses on loans were appropriate in 1996. During fiscal 1996 Jacksonville had no chargeoffs or recoveries. Jacksonville's allowance for losses amounted to $1.1 million at September 30, 1996 as compared to $1.0 million at September 30, 1995.

     NON-INTEREST INCOME. Noninterest income amounted to $1.3 million for the year ended September 30, 1996 compared to $928,000 in fiscal 1995. The $362,000 increase was due primarily to $230,000 in income from loan servicing rights compared to no income from such rights in fiscal 1995, an increase in fees and deposit service charges of $140,000 and an increase in income from real estate operations, net, of $9,000, partially offset by a decrease of $17,000 in other noninterest income. The income from servicing rights is the result of Jacksonville's adoption of Financial Accounting Standards Board ("FASB") No. 122 which requires the recognition of income from loans sold at the time of sale. The increase in income from fees and deposit service charges reflects an increase in loan originations and an increase in service charges on deposits.

     NON-INTEREST EXPENSE. Noninterest expense amounted to $5.8 million for the year ended September 30, 1996 compared to $5.0 million during fiscal 1995. The primary reason for the $802,000, or 15.9% increase in noninterest expense during fiscal 1996 was the $1.1 million SAIF special assessment which was partially offset by a $102,000 reversal of a provision for real estate losses compared to a $16,000 provision in fiscal 1995 and a $173,000 decrease in other non-interest expenses. The SAIF special assessment resulted from legislation enacted into law on September 30, 1996 which, among other things recapitalized the SAIF through the special assessment. Pursuant to regulatory provisions recently promulgated by the Federal Deposit Insurance Corporation, the recapitalization will result in a substantial reduction of deposit insurance premiums for most SAIF members.

     INCOME TAXES. Income tax expense amounted to $704,000 during the year ended September 30, 1996, compared to $573,000 in fiscal 1995. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville. See Note 11 to Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

     GENERAL. Jacksonville had net earnings of $1.4 million for the year ended September 30, 1995, compared to net earnings of $2.4 million for fiscal 1994. Net interest income decreased $1.2 million while the provision for losses on loans increased $7,000. Noninterest income decreased $43,000. Noninterest expense increased by $407,000.

     The $1.0 million or 42.2% decrease in net earnings for fiscal 1995 was primarily the result of interest-rate fluctuation during the period. A significant portion of Jacksonville's interest-bearing liabilities matured or repriced during the fiscal year resulting in an increase in the average interest expense of 93 basis points (with 1.0% equalling 100 basis points). During the same period, the average yield on interest-earning assets, which consist primarily of adjustable rate mortgage loans with adjustment dates ranging from one to five years, only increased by six basis points. The resulting change in the interest rate spread from 3.95% to 3.08% combined with the increased noninterest expense and the decreased noninterest income were the primary reasons for the significant decline in net earnings.

     NET INTEREST INCOME. Net interest income decreased by $1.2 million, or 16.0%, for the year ended September 30, 1995 compared to the year ended September 30, 1994. This decrease was due primarily to a $1.5 million, or 26.7%, increase in interest expense primarily from interest expenses on deposits.

     Total interest income increased $337,000, or 2.6%, for the year ended September 30, 1995 as compared to the year ended September 30, 1994. The increase was the result of increases in interest on loans receivable of $428,000, or 4.3%, and interest on funds on deposit of $174,000, offset by decreases in interest income of $204,000, or 19.7% from investment securities and a decrease of $61,000, or 8.2% from mortgage-backed securities. The increase in interest income from loans receivable was due primarily to a $6.6 million, or 5.4%, increase in the average balance of Jacksonville's loan portfolio. The decrease in interest income from mortgage-backed securities reflects a decrease in average balance from $3.5 million in fiscal 1994 to $3.1 million in fiscal 1995 and a decline in average yield from 8.89% to 8.02% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from

$45.7 million to $41.8 million, or 8.7%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to fund new mortgage loans. The average yield on loans originated and retained by Jacksonville during fiscal 1995 was 8.28%.

     Interest expense increased by $1.5 million for the year ended September 30, 1995 compared to fiscal 1994. This increase from $5.6 million for the year ended September 30, 1994, to $7.1 million for the year ended September 30, 1995, was primarily due to an increase in average interest rates on deposits from 3.35% to 4.23%. The substantial increase in interest expense was due to an increase in market interest rates. In order to maintain a substantial portion of its existing deposit base, Jacksonville followed a policy of offering the prevailing market rate on accounts that matured or repriced during the period. Jacksonville also attempted to establish a presence in the deposit market of its new Tyler branch office by offering interest rates for new deposits at or above levels offered by its competition.

     As a result of the foregoing, Jacksonville's net interest income decreased by $1.2 million, or 16.0%, during fiscal 1995 compared to fiscal 1994. Jacksonville's net interest rate spread was 3.08% for the year ended September 30, 1995 as compared to 3.95% in fiscal 1994.

     PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $25,000 for the year ended September 30, 1995 compared to $18,000 for the year ended September 30, 1994. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectibility of Jacksonville's loan portfolio. Upon consideration of such factors, Jacksonville determined that $25,000 in provisions for losses on loans were appropriate in 1995. The fiscal 1995 provisions offset the net chargeoffs of $25,000 for fiscal 1995. Jacksonville's allowance for losses amounted to $1.0 million at both September 30, 1995 and 1994.

     NON-INTEREST INCOME. Noninterest income amounted to $928,000 for the year ended September 30, 1995 compared to $970,000 in 1994. The $42,000 decrease was due to a decrease in income from real estate operations, net, of $220,000, partially offset by an increase in fees and deposit service charges of $178,000. The decrease in income from real estate operations reflects a reduction in real estate owned that was income producing property from $2.5 million at September 30, 1994 to $2.1 million at September 30, 1995.

     NON-INTEREST EXPENSE. Noninterest expense amounted to $5.0 million for the year ended September 30, 1995 compared to $4.6 million during fiscal 1994. The primary reason for the $407,000, or 8.8% increase in noninterest expense during fiscal 1995 was a $255,000, or 9.3% increase in compensation and benefit expense, a $54,000 or 15.4% increase in occupancy and equipment expense, and a $198,000 increase in other expense partially offset by a $63,000 decrease in insurance expense in fiscal 1995 compared to fiscal 1994.

     The increase in compensation and benefit expense is primarily the result of an increase of $88,000 in the expenses associated with the ESOP and 1994 MRP and a $147,000 expense associated with the cost of additional personnel employed to staff the Tyler branch office and the Nacogdoches origination office. The increase in occupation and equipment expense was primarily the result of costs incurred in connection with the operation of those same two new offices. The other non-interest expense increase consisted of (i) several expenses related to operation within a mutual holding company organization including a state franchise tax increase of $66,000 resulting from the capitalization of the MHC combined with increased capital and earnings and stock service expense of $45,000, and (ii) miscellaneous expense associated with the addition of the two offices and the increased volume of loans including increased advertising expense of $50,000.

     INCOME TAXES. Income tax expense amounted to $573,000 during the year ended September 30, 1995, compared to $1.2 million in fiscal 1994. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville. See Note 10 to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Jacksonville is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1996, Jacksonville's liquidity exceeded the minimum liquidity requirement, as measured for regulatory purposes.

     Cash was generated by Jacksonville's operating activities of $3.0 million and $1.9 million during the years ended September 30, 1996 and 1995, respectively, primarily as a result of net earnings of $1.6 million and $1.4 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities. The primary investing activity of Jacksonville is lending, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 1996, Jacksonville's investing activities used cash of $21.6 million principally as a result of net loan originations of $21.8 million. During the year ended September 30, 1995, Jacksonville's investing activities provided cash flow of $11.5 million principally as a result of net loan originations of $14.5 million partially offset by net proceeds from maturities of investment securities of $2.1 million. Jacksonville's financing activities generated cash of $15.6 million during the year ended September 30, 1996 as a result of a $14.0 million net proceeds from the sale of common stock offset by net repayments of $2.0 million of FHLB advances. During the year ended September 30, 1995, Jacksonville's financing activities generated cash of $10.7 million as a result of a net increase in deposits of $14.5 million offset by net prepayments of $4.0 million in FHLB advances. For additional information about cash flows from Jacksonville operating, financing and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

     At September 30, 1996, Jacksonville had $5.4 million of outstanding commitments to originate residential real estate loans and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1997 are $126.5 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

     Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the OTS thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At September 30, 1996, Jacksonville's tangible and core capital totaled $28.5 million or 13.17% of adjusted total assets, which exceeded the respective minimum requirements at that date by approximately $25.3 million and $22.0 million, respectively, or 11.67% and 10.17% of adjusted total assets, respectively. Jacksonville's risk-based capital totaled $29.6 million at September 30, 1996, or 26.7% of risk-weighted assets, which exceeded the current requirement of 8% of risk-weighted assets by approximately $20.8 million of risk-weighted assets. See "Regulation -- The Association -- Regulatory Capital Requirements."

ACCOUNTING REQUIREMENTS

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which was later amended by Statement No. 118, "Accounting by Creditors for Impairment of Loan -- Income Recognition and Disclosures." The Association adopted the new standards effective October 1, 1995, and the implementation did not have a material adverse effect on the Association's financial condition or results of operations.

     In March 1995, the FASB issued Statement No. 121 ("SFAS No. 121"), entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets, certain identifiable intangibles, and goodwill related to those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The Association adopted the provisions of SFAS No. 121 effective October 1, 1996 and it did not have a material adverse effect on financial condition or results of operations.

     In May 1995 the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS No. 122") entitled "Accounting for Mortgage Servicing Rights." This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. The provisions of SFAS No. 122 must be applied prospectively in fiscal years beginning after December 15, 1995. Jacksonville adopted the provisions of SFAS No. 122, effective October 1, 1995.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994.

     AICPA Statement of Accounting Position 94-6 was issued in December 1994 and requires disclosures beyond those now required or generally made in financial statements about risks and uncertainties existing at the date of those financial statements related to (1) nature of operations, (2) use of estimates in the preparation of financial statements, (3) certain significant estimates, and (4) current vulnerability due to certain concentrations. This Statement is effective for fiscal years ending after December 15, 1995. Management believes the Association's financial statements include these required disclosures.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of Jacksonville's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  Jacksonville Bancorp, Inc.

     We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          HENRY & PETERS, P.C.

Tyler, Texas
November 20, 1996

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          SEPTEMBER 30, 1996 AND 1995

                                     ASSETS

                                                                        1996            1995
                                                                    ------------    ------------
ASSETS
     Cash on hand and in banks...................................   $  2,777,737    $  2,248,481
     Interest-bearing deposits...................................      2,415,678       5,802,983
     Investment securities:
          Held-to-maturity, approximate fair market value of
            $26,378,089 and $36,391,229, respectively............     26,446,748      36,499,177
          Available-for-sale, carried at fair value..............      7,358,750       6,408,250
     Mortgage-backed certificates:
          Held-to-maturity, approximate fair market value of
            $12,107,707 and $3,480,855, respectively.............     12,107,184       3,441,684
     Loans receivable, net.......................................    158,034,126     135,932,935
     Accrued interest receivable.................................      1,633,042       1,448,348
     Foreclosed real estate, net.................................      1,051,033       2,052,287
     Premises and equipment, net.................................      3,256,065       2,908,723
     Stock in Federal Home Loan Bank of Dallas, at cost..........      1,739,900       1,636,200
     Mortgage servicing rights...................................        231,541              --
     Federal income taxes receivable.............................        584,787         628,162
     Prepaid expenses and other assets...........................        219,453         244,162
                                                                    ------------    ------------
               Total assets......................................   $217,856,044    $199,251,392
                                                                    ============    ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
     Deposits....................................................   $174,327,887    $173,810,946
     ESOP Note Payable...........................................             --         358,309
     Advance from Federal Home Loan Bank.........................      2,000,000              --
     Advances from borrowers for taxes and insurance.............      3,518,198       3,326,583
     SAIF special assessment payable.............................      1,070,478              --
     Accrued expenses and other liabilities......................      1,149,898         986,636
                                                                    ------------    ------------
               Total liabilities.................................    182,066,461     178,482,474
DEFERRED INCOME
     Gain on sale of real estate owned...........................        358,915         438,052
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
     Preferred stock, no par value, 5,000,000 shares authorized;
       none issued...............................................             --              --
     Common stock, $.01 par value, 25,000,000 shares authorized;
       2,664,265 and 2,651,025 shares issued and outstanding,
       respectively..............................................         26,643          26,510
     Additional paid-in capital..................................     22,297,343       6,901,244
     Retained earnings, substantially restricted.................     14,746,925      13,943,851
     Less:
          Shares acquired by Employee Stock Ownership Plan.......     (1,528,219)       (358,309)
          Shares acquired by Management Recognition Plan.........        (24,375)       (121,875)
          Net unrealized loss on securities available-for-sale,
            net of income taxes of $45,152 and $31,195,
            respectively.........................................        (87,649)        (60,555)
                                                                    ------------    ------------
               Total stockholders' equity........................     35,430,668      20,330,866
                                                                    ------------    ------------
               Total liabilities and stockholders' equity........   $217,856,044    $199,251,392
                                                                    ============    ============

          See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                                                            1996           1995           1994
                                                         -----------    -----------    -----------
INTEREST INCOME
     Loans receivable.................................   $12,169,431    $10,337,486    $ 9,909,303
     Mortgage-backed securities.......................       700,215        249,244        310,323
     Investment securities............................     2,170,435      2,289,539      2,493,693
     Other............................................       354,197        355,540        181,986
                                                         -----------    -----------    -----------
          Total interest income.......................    15,394,278     13,231,809     12,895,305
INTEREST EXPENSE
     Deposits.........................................     8,390,643      6,924,045      5,617,244
     Interest on borrowings...........................        62,749        202,941          6,208
                                                         -----------    -----------    -----------
          Total interest expense......................     8,453,392      7,126,986      5,623,452
                                                         -----------    -----------    -----------
          Net interest income.........................     6,940,886      6,104,823      7,271,853
PROVISION FOR LOSSES ON LOANS.........................       100,000         25,197         18,319
                                                         -----------    -----------    -----------
     Net interest income after provision for losses on
       loans..........................................     6,840,886      6,079,626      7,253,534
NONINTEREST INCOME
     Fees and deposit service charges.................       906,612        767,202        589,481
     Real estate operations, net......................        84,309         75,095        295,464
     Other............................................        68,245         85,299         85,248
     Mortgage servicing rights........................       230,491             --             --
                                                         -----------    -----------    -----------
          Total noninterest income....................     1,289,657        927,596        970,193
NONINTEREST EXPENSE
     Compensation and benefits........................     2,977,991      3,005,431      2,749,875
     Occupancy and equipment..........................       442,633        406,933        352,569
     Insurance expense................................       447,528        433,967        496,683
     Provisions for real estate losses................      (102,142)        16,136         54,284
     Other............................................     1,010,016      1,182,539        984,514
     SAIF special assessment..........................     1,070,478             --             --
                                                         -----------    -----------    -----------
          Total noninterest expense...................     5,846,504      5,045,006      4,637,925
INCOME BEFORE TAXES ON INCOME.........................     2,284,039      1,962,216      3,585,802
TAXES ON INCOME
     Current..........................................       623,000        556,146      1,170,799
     Deferred.........................................        81,000         17,000         13,000
                                                         -----------    -----------    -----------
          Total income tax expense....................       704,000        573,146      1,183,799
                                                         -----------    -----------    -----------
          Net earnings................................   $ 1,580,039    $ 1,389,070    $ 2,402,003
                                                         ===========    ===========    ===========
Earnings per share....................................   $       .64    $       .56    $       .43
                                                         ===========    ===========    ===========
Average number of shares outstanding..................     2,483,708      2,460,765      2,449,383
                                                         ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

            JACKSONVILLE SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                                                                                       UNREALIZED
                                                            UNVESTED      UNVESTED      LOSS ON
                                            ADDITIONAL       SHARES        SHARES      SECURITIES                       TOTAL
                                 COMMON       PAID-IN        HELD BY       HELD BY     AVAILABLE      RETAINED      STOCKHOLDERS'
                                 STOCK        CAPITAL         ESOP           MRP        FOR SALE      EARNINGS         EQUITY
                                --------    -----------    -----------    ---------    ----------    -----------    -------------
Balance at September 30,
  1993.......................   $     --    $        --    $        --    $      --     $     --     $10,872,730     $ 10,872,730
    Issuance of 2,649,607
      shares of common stock
      on March 31, 1994 in
      connection with
      Reorganization.........     26,496      6,880,380       (511,870)    (292,500)          --              --        6,102,506
    Contribution of capital
      to Mutual Holding
      Company................         --             --             --           --           --        (100,000)        (100,000)
    ESOP shares released.....         --             --         51,187           --           --              --           51,187
    Accrual of Management
      recognition plan
      awards.................         --             --             --       65,000           --              --           65,000
    Dividends declared.......         --             --             --           --           --        (210,600)        (210,600)
    Net unrealized loss on
      securities available-
      for-sale...............         --             --             --           --     (194,125)             --         (194,125)
    Net earnings.............         --             --             --           --           --       2,402,003        2,402,003
                                --------    -----------    -----------    ---------    ----------    -----------    -------------
Balance at September 30,
  1994.......................     26,496      6,880,380       (460,683)    (227,500)    (194,125)     12,964,133       18,988,701
    ESOP shares released.....         --         10,878        102,374           --           --              --          113,252
    Accrual of Management
      recognition plan
      awards.................         --             --             --      105,625           --              --          105,625
    Dividends declared.......         --             --             --           --           --        (409,352)        (409,352)
    Change in net unrealized
      loss on securities
      available-for-sale.....         --             --             --           --      133,570              --          133,570
    Shares issued under stock
      option plan............         14          9,986             --           --           --              --           10,000
    Net earnings.............         --             --             --           --           --       1,389,070        1,389,070
                                --------    -----------    -----------    ---------    ----------    -----------    -------------
Balance at September 30,
  1995.......................     26,510      6,901,244       (358,309)    (121,875)     (60,555)     13,943,851       20,330,866
    Shares issued under stock
      option plan............         78         54,762             --           --           --              --           54,840
    ESOP shares released.....         --         20,480        124,820           --           --              --          145,300
    Accrual of management
      recognition plan
      awards.................         --             --             --       97,500           --              --           97,500
    Cancellation of shares
      held by Jacksonville
      Federal Mutual Holding
      Company................    (16,128)        16,128             --           --           --              --               --
    Proceeds from issuance of
      1,618,409 shares of
      Jacksonville Bancorp,
      Inc. common stock on
      March 29, 1996, net of
      140 fractional shares
      acquired, and net of
      offering expense of
      $863,178...............     16,183     15,304,729     (1,294,730)          --           --              --       14,026,182
    Return of capital from
      Jacksonville Federal
      Mutual Holding
      Company................         --             --             --           --           --         100,000          100,000
    Change in net unrealized
      loss on securities
      available-for-sale.....         --             --             --           --      (27,094)             --          (27,094)
    Dividends declared.......         --             --             --           --           --        (876,965)        (876,965)
    Net earnings.............         --             --             --           --           --       1,580,039        1,580,039
                                --------    -----------    -----------    ---------    ---------     -----------    -------------
Balance at September 30,
  1996.......................   $ 26,643    $22,297,343    $(1,528,219)   $ (24,375)    $(87,649)    $14,746,925     $ 35,430,668
                                ========    ===========    ===========    =========    =========     ===========     ============

          See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

                                                            1996           1995           1994
                                                         -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..........................................   $ 1,580,039    $ 1,389,070    $ 2,402,003
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation.....................................       187,119        179,385        136,034
     Amortization/Accretion of securities.............       148,300        121,942        243,569
     Provision for losses on loans and losses on real
       estate.........................................        (2,142)        41,333         72,603
     Loans originated for sale........................   (21,848,000)   (13,817,000)   (24,854,000)
     Loans sold.......................................    21,848,000     13,817,000     23,694,000
     Net loss on sale of other real estate............       162,422        255,948        658,973
     Accrual of MRP awards............................        97,500        105,625         65,000
     Release of ESOP shares...........................        85,217         10,878             --
     Change in assets and liabilities:
       Decrease (Increase) in prepaid expenses and
          other assets................................        24,709       (111,127)       321,984
       Decrease (Increase) in federal income taxes
          receivable..................................        57,332         76,955       (106,199)
       Increase SAIF assessment payable...............     1,070,478             --             --
       Increase in accrued expenses and other
          liabilities.................................       163,262         33,717        274,749
       Decrease in deferred income....................       (79,137)      (131,534)      (400,166)
       Increase in mortgage servicing rights..........      (231,541)            --             --
       (Increase) Decrease in accrued interest
          receivable..................................      (184,694)       (73,520)        80,394
                                                         -----------    -----------    -----------
          Net cash provided by operating activities...     3,078,864      1,898,672      2,588,944
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on maturity of investment securities.......    23,409,535     15,542,656     14,843,862
  Purchase of investment securities...................   (14,474,405)   (13,474,300)   (18,918,671)
  Net principal payments (originations) on loans......   (21,825,762)   (14,450,731)     2,950,270
  Proceeds from sale of foreclosed real estate........       565,545      1,849,871      2,449,530
  Purchase of mortgage-backed securities..............   (10,926,796)    (1,001,897)            --
  Principal paydowns on mortgage-backed securities....     2,238,744        551,483      1,212,557
  Capital expenditures................................      (534,461)      (463,056)    (1,004,933)
  Purchase of stock in FHLB Dallas....................      (103,700)       (92,800)       (57,800)
  Contribution of capital to mutual holding company...            --             --       (100,000)
  Return of capital from mutual holding company.......       100,000             --             --
                                                         -----------    -----------    -----------
          Net cash (used in) provided by investing
            activities................................   (21,551,300)   (11,538,774)     1,374,815
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits.................       516,941     14,467,835    (14,968,332)
  Net increase (decrease) in advance payments by
     borrowers for property taxes and insurance.......       191,615        620,477        (33,973)
  Advances from FHLB..................................     4,000,000             --      4,000,000
  Payment of FHLB advance.............................    (2,000,000)    (4,000,000)            --
  Proceeds from sale of common stock..................    14,026,182             --      6,614,376
  Proceeds from exercise of stock options.............        54,840         10,000             --
  Payment of ESOP loan................................      (298,226)            --             --
  Dividends paid......................................      (876,965)      (409,352)      (210,600)
                                                         -----------    -----------    -----------
          Net cash provided by (used in) financing
            activities................................    15,614,387     10,688,960     (4,598,529)
                                                         -----------    -----------    -----------
          Net (decrease) increase in cash and cash
            equivalents...............................    (2,858,049)     1,048,858       (634,770)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..........     8,051,464      7,002,606      7,637,376
                                                         -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR................   $ 5,193,415    $ 8,051,464    $ 7,002,606
                                                         ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION AND REORGANIZATION

     The accompanying consolidated financial statements include the accounts of Jacksonville Bancorp, Inc. (Company) and its wholly-owned subsidiaries Jacksonville IHC, Inc. (IHC) and Jacksonville Savings and Loan Association (Association) and its wholly-owned subsidiary JS&L Corporation (JS&L). The Company, through its principal subsidiary, the Association, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in the East Texas area. To a lesser extent, the Association also originates construction loans, land loans, and consumer loans. IHC's main activity is holding an intercompany loan receivable from the Association in connection with the Association's employee stock ownership plan. JS&L's main activity is the servicing of purchased residential mortgage notes receivable. All significant intercompany transactions and balances are eliminated in consolidation.

     On March 29, 1996, the Association and Jacksonville Federal Mutual Holding Company (Mutual Holding Company) completed a second step conversion (Reorganization). As part of the Reorganization, Jacksonville Bancorp, was formed as a first-tier wholly-owned subsidiary of the Association. The Mutual Holding Company was converted to an interim federal stock savings association and simultaneously merged with and into the Association. At that point, the Mutual Holding Company ceased to exist and 1,137,500 shares, or 60.8%, of the outstanding Association's common stock owned by the Mutual Holding Company was cancelled. A second interim savings and loan association (Interim) which was formed by Jacksonville Bancorp solely for the Reorganization was then merged with and into the Association. As a result of the merger of Interim with and into the Association, the Association became a wholly-owned subsidiary of Jacksonville Bancorp. Pursuant to an exchange ratio of 1.41785 shares for each share of the Association common stock, the 737,734 outstanding public shares of the Association were exchanged for approximately 1,045,996 shares of Jacksonville Bancorp. The exchange ratio insured that the public stockholders of the Association maintained a 39.2% ownership interest in Jacksonville Bancorp. Concurrent with the Reorganization, Jacksonville Bancorp sold 1,618,409 additional shares to members of the Mutual Holding Company, employees of the Association, and the public at a price of $10.00 per share. Reorganization and offering costs of approximately $863,000 resulted in net proceeds from the offering of approximately 14,026,000.

     Each depositor of the Association as of the effective date of the Conversion will have upon liquidation of the Association a right to their pro rata interest in a liquidation account established pursuant to regulations for the benefit of such depositors. The Association maintains records to ensure such rights will receive statutory priority as required. The reorganization was accounted for as a change in corporate form with the historic basis of accounting for the Association unchanged.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment and Mortgage-Backed Securities

     The Association classifies and accounts for debt and equity securities as follows:

     Held-to-Maturity

          Debt and equity securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security.

     Available-for-Sale

          Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at market value. Market value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of retained earnings until realized.

     Trading Securities

          Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at market value, with unrealized gains and losses included in earnings.

  Premises and Equipment

     Land is carried at cost. Building, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases.

Federal Income Taxes

     The Company and its subsidiaries plan to file a consolidated Federal income tax return. The tax provision or benefit is based on income or loss reported for financial statement purposes, and differs from amounts currently payable or refundable because certain revenues and expenses are recognized for financial reporting purposes differently than they are recognized for tax reporting purposes. The cumulative effects of any temporary differences are reflected as deferred income taxes using the liability method (see Note 11).

  Loans Receivable

     Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees and discounts. Discounts on loans are recognized over the lives of the loans using the interest method.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Association's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Currently, the allowance for loan losses is formally reevaluated on a quarterly basis.

     Uncollectible interest on loans that are contractually past due is chargedoff or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

  Loans Held for Sale

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to earnings.

  Loan Origination and Commitment Fees and Related Costs

     Loan fees received are accounted for substantially in accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Loan fees and certain direct loan origination costs are deferred, and the net fee is recognized as an adjustment to interest income over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

  Foreclosed Real Estate

     Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost (loan balance) or fair value, less estimated costs of disposition, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.

     Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. Currently, all major foreclosed real estate properties are formally reevaluated on a quarterly basis to determine the adequacy of the allowance for losses.

     Gains on sale of foreclosed real estate are accounted for in accordance with Statement of Financial Accounting Standards No. 66. When the borrower's initial cash down payment does not meet the minimum requirements, the gain on sale is deferred and recorded on the installment basis until such time as sufficient principal payments are received to meet the minimum down payment requirements. Losses on sale of foreclosed real estate are recognized at the date of sale.

  Use of Estimates

     The preparation of financial consolidated statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

  Earnings Per Share

     Earnings per share have been calculated by dividing net income by the weighted average number of shares of common stock outstanding for the year. The effect of shares issuable under stock options has been accounted for using the treasury stock method. As discussed in Note 14, the Association accounts for the 202,048 shares issued to its Employee Stock Ownership Plans (ESOP) (72,575 exchange shares and 129,473 newly issued shares) in accordance with Statement of Position 93-6. As a result, shares controlled by the ESOP are not considered in the weighted average number of shares of common stock outstanding until the shares are committed for allocation to an employee's individual account. All per share amounts and outstanding shares previously reported for the Association have been adjusted to reflect the Reorganization using the exchange ratio of
1.41785 and adjusted for additional shares acquired by the ESOP. While the number of outstanding shares has been restated for all periods to reflect the Reorganization, earnings on the proceeds from the Reorganization are reflected only in the third and fourth quarters of 1996. For the year ended September 30, 1994, earnings per share was calculated by dividing net income since April 1, 1994, the date of the reorganization, by the weighted average number of common shares outstanding. The Association reported net income of $1,057,003 in the period from April 1 to September 30, 1994.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." This statement requires either; (a) recognition of compensation cost in earnings for stock-based compensation plans based upon the fair value of stock options; or (b) pro forma disclosures of what earnings and per share amounts would have been had the fair value method been used for expense recognition. Management is continuing to evaluate the impact of this statement and plans to present pro forma disclosures in future financial statements.

  Mortgage Servicing Rights

     Effective October 1, 1995 with the adoption of Financial Accounting Standards No. 122 (SFAS No. 122) entitled "Accounting for Mortgage Servicing Rights", the cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the estimated fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and market data regarding sales of mortgage servicing rights. The Association sells predominately single-family first mortgage loans with simple risk characteristics and uses a single stratum for purposes of measuring impairment. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

  Cash Flows

     For purposes of the statement of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows:

                                                                    SEPTEMBER 30,
                                                        --------------------------------------
                                                           1996          1995          1994
                                                        ----------    ----------    ----------
    Cash on hand and in banks........................   $2,777,737    $2,248,481    $2,380,049
    Interest bearing deposits........................    2,415,678     5,802,983     4,622,557
                                                        ----------    ----------    ----------
    Cash and cash equivalents........................   $5,193,415    $8,051,464    $7,002,606
                                                         =========     =========     =========
    Supplemental disclosure:
    Cash paid for:
         Interest....................................   $8,439,688    $7,103,637    $5,628,000
                                                         =========     =========     =========
         Income taxes................................   $  500,000    $  565,000    $1,290,000
                                                         =========     =========     =========
    Non-cash operating activities:
         Change in deferred taxes on net unrealized
           gains and losses on securities
           available-for-sale........................   $   13,957    $  (64,809)   $  100,004
                                                         =========     =========     =========
    Non-cash investing activities:
         Change in net unrealized gains and losses on
           securities available-for-sale.............   $  (41,051)   $  202,379    $ (294,129)
                                                         =========     =========     =========
         Transfer from loans to real estate acquired
           through foreclosure.......................   $  410,000    $  958,000    $1,008,000
                                                         =========     =========     =========
         Loans made relating to sale of foreclosed
           real estate...............................   $1,308,536    $1,502,600    $1,641,330
                                                         =========     =========     =========
    Non-cash financing activities:
         Reduction of ESOP obligation recorded as
           compensation..............................   $       --    $  102,374    $       --
                                                         =========     =========     =========

NOTE 3 -- INVESTMENT SECURITIES

     The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1996:

                                                                AVAILABLE-FOR-SALE
                                               ----------------------------------------------------
                                                                                         ESTIMATED
                                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                  COST         GAINS         LOSSES        VALUE
                                               ----------    ----------    ----------    ----------
    U.S. Agency securities..................   $7,491,551    $       --     $ 132,801    $7,358,750
                                                =========     =========      ========     =========

                                                                 HELD-TO-MATURITY
                                              ------------------------------------------------------
                                                                                          ESTIMATED
                                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                 COST          GAINS         LOSSES         VALUE
                                              -----------    ----------    ----------    -----------
    U.S. Treasury notes....................   $ 8,979,850     $  7,329      $  44,514    $ 8,942,665
    U.S. Agency securities.................    17,466,898       70,623        102,097     17,435,424
                                              -----------    ----------    ----------    -----------
                                              $26,446,748     $ 77,952      $ 146,611    $26,378,089
                                               ==========     ========       ========     ==========

     The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1995:

                                                                 AVAILABLE-FOR-SALE
                                                ----------------------------------------------------
                                                                                          ESTIMATED
                                                AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                   COST         GAINS         LOSSES        VALUE
                                                ----------    ----------    ----------    ----------
    U.S. Agency securities...................   $6,500,000      $2,000       $ 93,750     $6,408,250
                                                 =========    ========       ========      =========

                                                                 HELD-TO-MATURITY
                                              ------------------------------------------------------
                                                                                          ESTIMATED
                                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                 COST          GAINS         LOSSES         VALUE
                                              -----------    ----------    ----------    -----------
    U.S. Treasury notes....................   $12,491,643     $  46,666     $  26,400    $12,511,909
    U.S. Agency securities.................    24,007,534        55,616       183,830     23,879,320
                                              -----------    ----------    ----------    -----------
                                              $36,499,177     $ 102,282     $ 210,230    $36,391,229
                                               ==========      ========      ========     ==========

     The scheduled maturities of securities at September 30, 1996 were as follows:

                                                HELD-TO-MATURITY            AVAILABLE-FOR-SALE
                                                   SECURITIES                   SECURITIES
                                           --------------------------    ------------------------
                                                           ESTIMATED                   ESTIMATED
                                            AMORTIZED       MARKET       AMORTIZED       MARKET
                                              COST           VALUE          COST         VALUE
                                           -----------    -----------    ----------    ----------
    Due in one year or less.............   $ 9,004,738    $ 9,069,918    $       --    $       --
    Due from one to five years..........    12,442,010     17,308,171     4,491,775     4,431,250
    Due from six to ten years...........            --             --     2,999,776     2,927,500
                                           -----------    -----------    ----------    ----------
                                           $26,446,748    $26,378,089    $7,491,551    $7,358,750
                                            ==========     ==========     =========     =========

     The scheduled maturities of securities at September 30, 1995 were as follows:

                                                HELD-TO-MATURITY            AVAILABLE-FOR-SALE
                                                   SECURITIES                   SECURITIES
                                           --------------------------    ------------------------
                                                           ESTIMATED                   ESTIMATED
                                            AMORTIZED       MARKET       AMORTIZED       MARKET
                                              COST           VALUE          COST         VALUE
                                           -----------    -----------    ----------    ----------
    Due in one year or less.............   $15,010,157    $14,986,791    $       --    $       --
    Due from one to five years..........    21,489,020     21,404,438     3,500,000     3,426,250
    Due from five to ten years..........            --             --     3,000,000     2,982,000
                                           -----------    -----------    ----------    ----------
                                           $36,499,177    $36,391,229    $6,500,000    $6,408,250
                                            ==========     ==========     =========     =========

NOTE 4 -- MORTGAGE-BACKED SECURITIES

     The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                 HELD-TO-MATURITY
                                              ------------------------------------------------------
                                                                                          ESTIMATED
                                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
              SEPTEMBER 30, 1996                 COST          GAINS         LOSSES         VALUE
    ---------------------------------------   -----------    ----------    ----------    -----------
    GNMA certificates......................   $ 1,283,657     $ 41,817      $ 33,256     $ 1,292,218
    FHLMC certificates.....................     3,553,077       21,408        37,966       3,536,519
    FNMA certificates......................     7,270,450        9,923         1,403       7,278,970
                                              -----------    ----------    ----------    -----------
                                              $12,107,184     $ 73,148      $ 72,625     $12,107,707
                                               ==========     ========      ========      ==========

                                                                  HELD-TO-MATURITY
                                                ----------------------------------------------------
                                                                                          ESTIMATED
                                                AMORTIZED     UNREALIZED    UNREALIZED      MARKET
               SEPTEMBER 30, 1995                  COST         GAINS         LOSSES        VALUE
    -----------------------------------------   ----------    ----------    ----------    ----------
    GNMA certificates........................   $1,521,150     $ 40,387      $  9,491     $1,552,046
    FHLMC certificates.......................    1,920,534       23,278        15,003      1,928,809
                                                ----------    ----------    ----------    ----------
                                                $3,441,684     $ 63,665      $ 24,494     $3,480,855
                                                 =========     ========      ========      =========

NOTE 5 -- LOANS RECEIVABLE

     Loans receivable are summarized as follows:

                                                                       SEPTEMBER 30,
                                                                ----------------------------
                                                                    1996            1995
                                                                ------------    ------------
    Mortgage loans (principally conventional):
         Single family residential...........................   $132,599,211    $117,852,980
         Multi-family residential............................      1,268,331       1,183,246
         Commercial..........................................      8,604,174       8,166,799
         Construction........................................      6,996,272       4,311,600
         Land................................................      4,394,732       3,753,936
                                                                ------------    ------------
                                                                 153,862,720     135,268,561
    Business and Consumer loans:
         Commercial business.................................        218,984         232,234
         Consumer:
              Secured by deposits............................      2,289,873       1,921,602
              Secured by vehicles............................      2,961,000         960,000
              Personal real estate loans.....................      2,685,808       1,253,477
              Other..........................................        921,535         525,680
                                                                ------------    ------------
                                                                   9,077,200       4,892,993
                                                                ------------    ------------
                   Total loans...............................    162,939,920     140,161,554
         Less:
              Undisbursed portion of loans in process........     (2,956,166)     (2,229,575)
              Unearned discounts.............................        (89,217)       (105,860)
              Net deferred loan-origination fees.............       (760,411)       (893,184)
              Allowance for loan losses......................     (1,100,000)     (1,000,000)
                                                                ------------    ------------
                   Net loans.................................   $158,034,126    $135,932,935
                                                                 ===========     ===========

     The Association at September 30, 1996 had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 7.25% to 9.00%) as follows:

                    Variable-rate                              $  586,922
                    Fixed-rate                                  4,785,563
                                                               ----------
                                                               $5,372,485
                                                                =========

     The Association had committed to sell a substantial portion of fixed-rate loans when funded.

     Activity in the allowance for loan losses is summarized as follows:

                                                                        SEPTEMBER 30,
                                                            --------------------------------------
                                                               1996          1995          1994
                                                            ----------    ----------    ----------
Balance at beginning of period...........................   $1,000,000    $1,000,087    $  996,480
     Provision charged to income.........................      100,000        25,197        18,319
     Charge-offs.........................................           --       (56,962)      (23,865)
     Recoveries..........................................           --        31,678         9,153
                                                            ----------    ----------    ----------
Balance at end of period.................................   $1,100,000    $1,000,000    $1,000,087
                                                             =========     =========     =========

     At September 30, 1996 and 1995, the Association did not have any material loans which are impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Association did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $815,000 and $563,000 at September 30, 1996 and 1995, respectively. The Association is not committed to lend additional funds to debtors whose loans have been modified.

     Loans to officers and directors totaled $361,000 and $531,000 at September 30, 1996 and 1995, respectively.

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans is summarized as follows:

                                                                       SEPTEMBER 30,
                                                         -----------------------------------------
                                                            1996           1995           1994
                                                         -----------    -----------    -----------
Mortgage loans underlying FHLMC pass-through
  securities..........................................   $47,171,302    $31,096,293    $19,587,287
                                                          ==========     ==========     ==========

     Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,125,000 and $861,000 at September 30, 1996 and 1995, respectively.

NOTE 6 -- REAL ESTATE

     An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans follows:

                                                               YEAR ENDED SEPTEMBER 30,
                                                        --------------------------------------
                                                           1996          1995          1994
                                                        ----------    ----------    ----------
    Balance at beginning of period...................   $2,050,507    $2,229,666    $2,799,504
         Provisions for losses.......................     (102,142)       16,136        54,284
         Charge-offs.................................     (256,838)     (195,295)     (744,356)
         Recoveries..................................           --            --       120,234
                                                        ----------    ----------    ----------
    Balance at end of period.........................   $1,691,527    $2,050,507    $2,229,666
                                                         =========     =========     =========

     For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Association carries its "general valuation allowance" as an allowance for loan losses (see
Note 5).

NOTE 7 -- ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows:

                                                                     SEPTEMBER 30,
                                                                ------------------------
                                                                   1996          1995
                                                                ----------    ----------
        Investment securities................................   $  548,638    $  593,747
        Mortgage-backed securities...........................       82,575        27,352
        Loans receivable.....................................    1,001,829       827,249
                                                                ----------    ----------
                                                                $1,633,042    $1,448,348
                                                                 =========     =========

NOTE 8 -- PREMISES AND EQUIPMENT

     Premises and equipment consist of the following:

                                                            SEPTEMBER 30,
                                                       ------------------------      ESTIMATED
                                                          1996          1995        USEFUL LIVES
                                                       ----------    ----------    --------------
    Land............................................   $  466,718    $  466,718          --
    Building and improvements.......................    3,252,841     2,761,684    5 to 40 years
    Furniture, fixtures and equipment...............    1,773,837     1,730,531    3 to 15 years
                                                       ----------    ----------
                                                        5,493,396     4,958,933
         Less accumulated depreciation..............    2,237,329     2,050,210
                                                       ----------    ----------
                                                       $3,256,067    $2,908,723
                                                        =========     =========

NOTE 9 -- DEPOSITS

     Deposits are summarized as follows:

                                                         1996                       1995
                                                -----------------------    -----------------------
                                                   AMOUNT       PERCENT       AMOUNT       PERCENT
                                                ------------    -------    ------------    -------
    Demand and NOW Accounts..................   $ 13,176,028       7.56    $ 12,396,447       7.14
    Money market.............................     17,648,483      10.12      17,929,682      10.32
    Passbook savings.........................     11,423,531       6.55      10,765,387       6.20
                                                ------------    -------    ------------    -------
                                                  42,248,042      24.23      41,091,516      23.66
                                                ------------    -------    ------------    -------
    Certificates of deposit:
         2% to 3%............................             --         --              --         --
         3% to 4%............................      3,973,491       2.28      14,427,572       8.30
         4% to 5%............................     46,339,139      26.58      38,928,883      22.40
         5% to 6%............................     50,047,745      28.72      43,083,404      24.77
         6% to 7%............................     31,368,135      17.99      35,915,162      20.65
         7% to 8%............................        212,336        .12         232,219        .14
         8% to 9%............................        138,999        .08         132,190        .08
                                                ------------    -------    ------------    -------
                                                 132,079,845      75.77     132,719,430      76.34
                                                ------------    -------    ------------    -------
                                                $174,327,887     100.00    $173,810,946     100.00
                                                 ===========     ======     ===========     ======

     The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $17,171,000 and $16,228,000 at September 30, 1996 and 1995, respectively.

     Scheduled maturities of certificates of deposit are as follows:

                                                         1996                       1995
                                                -----------------------    -----------------------
                TERM TO MATURITY                   AMOUNT       PERCENT       AMOUNT       PERCENT
    -----------------------------------------   ------------    -------    ------------    -------
    Within 12 months.........................   $126,542,420      95.81    $123,972,678      93.41
    13 to 24 months..........................      5,537,425       4.19       8,680,887       6.54
    25 to 36 months..........................             --         --          65,865        .05
    Greater than 36 months...................             --         --              --         --
                                                ------------    -------    ------------    -------
                                                $132,079,845     100.00    $132,719,430     100.00
                                                 ===========     ======     ===========     ======

     Interest expense on deposits is summarized as follows:

                                                               1996          1995
                                                            ----------    ----------
            Money Market.................................   $  579,466    $  642,044
            Passbook savings.............................      338,728       328,008
            NOW..........................................      205,815       239,489
            Certificates of deposit......................    7,266,634     5,714,504
                                                            ----------    ----------
                                                            $8,390,643    $6,924,045
                                                             =========     =========

     The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank.

     In September, 1996 Congress passed legislation to recapitalize the Savings Association Insurance Fund (SAIF) which insures Association depositors up to applicable limits established by the Federal Deposit Insurance Corporation
(FDIC). This recapitalization will result in a substantial reduction in future insurance premiums (based on current rates) and will put the Association at the same premium level as a well capitalized commercial bank. This one time assessment of $1,070,000 was accrued as a charge to expense in the accompanying September 30, 1996 statement of earnings.

NOTE 10 -- BORROWINGS

     During June, 1996, the Association borrowed $4,000,000 from the Federal Home Loan Bank of Dallas and repaid $2,000,000 of the advance in September, 1996. The $2,000,000 balance at September 30, 1996, bears interest at 5.71% and is due June, 2003. The note is secured by a pledge of Federal Home Loan Bank stock.

     On September 20, 1994, the Association borrowed $4,000,000 from the Federal Home Loan Bank of Dallas. The advance bears interest at an initial rate of 5.15% and resets quarterly based upon a three-month LIBOR plus two basis points. Interest is payable quarterly with the principal balance due September 20, 2001. Federal Home Loan Bank stock is pledged as collateral for the advance. This advance was repaid during the year ended September 30, 1995.

NOTE 11 -- FEDERAL INCOME TAXES

     The Company and its subsidiaries plan to file a consolidated federal income tax return. If certain conditions are met in determining taxable income, the Association is allowed a special bad-debt deduction based on a percentage of taxable income (presently 8 percent) or on specified experience formulas. This special bad debt deduction is repealed for years beginning after January 1, 1997.

     Federal income tax receivable (payable) shown on the accompanying consolidated statements of condition consists of the following:

                                                                 1996        1995
                                                               --------    --------
            Current.........................................   $224,635    $200,967
            Deferred........................................    360,152     427,195
                                                               --------    --------
                                                               $584,787    $628,162
                                                               ========    ========

     The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                            1996        1995          1994
                                                          --------    ---------    ----------
    Computed "expected" tax expense....................   $776,573    $ 667,153    $1,219,173
    Adjustments:
         SFAS No. 122 mortgage servicing rights........    (78,367)          --            --
         Bad debt deduction and real estate losses.....    (12,200)    (101,799)      (42,514)
         Other.........................................     17,994        7,792         7,140
                                                          --------    ---------    ----------
                                                          $704,000    $ 573,146    $1,183,799
                                                          ========    =========     =========

     Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                                                   1996        1995        1994
                                                                 --------    --------    --------
Differed loan fees............................................   $ 45,270    $ 14,881    $ 41,657
Accrued pension liability.....................................    (15,877)    (19,335)    (42,233)
FHLB stock dividends..........................................     35,360      31,552      19,652
Deferred compensation.........................................     21,707          --          --
Other, net....................................................     (5,460)    (10,098)     (6,076)
                                                                 --------    --------    --------
                                                                 $ 81,000    $ 17,000    $ 13,000
                                                                 ========    ========    ========

     The deferred Federal income tax receivable shown in the accompanying balance sheets at September 30, was comprised of the following:

                                                                     1996        1995
                                                                   --------    --------
        Deferred income tax assets:
             Net unrealized losses on available for sale
               securities.......................................   $ 45,162    $ 31,195
             Deferred loan fees.................................    258,000     303,683
             Deferred compensation and other employee
               benefits.........................................    321,000     314,996
             Other..............................................         --         321
                                                                   --------    --------
                  Total deferred income tax assets..............    624,162     650,195
        Deferred income tax liabilities:
             FHLB stock dividends...............................    130,000      94,728
             Book/tax depreciation difference...................    133,000     127,534
             Other..............................................      1,010         738
                                                                   --------    --------
                  Total deferred income tax liabilities.........    264,010     223,000
                                                                   --------    --------
             Net deferred income tax assets.....................   $360,152    $427,195
                                                                   ========    ========

     Stockholders' equity at September 30, 1996 and 1995, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

NOTE 12 -- STOCKHOLDERS' EQUITY

     The Mutual Holding Company had requested and received approval from the Office of Thrift Supervision to waive receipt of dividends on it shares through march 31, 1996. Dividends declared by the Association on Mutual Holding Company shares total $1,365,000 at September 30, 1996. Since the Mutual Holding Company ceased to exist effective March 29, 1996, this amount remains restricted for the payment of dividends to Company stockholders.

NOTE 13 -- PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION

     The Association has a qualified defined benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service and the average of the highest compensation for sixty consecutive completed calendar months. The benefits are reduced by a specified percentage of the employee's social security benefit. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Association to fund an amount between the minimum and the maximum amount that can be deducted for Federal income tax purposes.

     The following table sets forth the plan's funded status and amounts recognized in the Association's consolidated statements of financial condition at September 30:

     Actuarial present value of benefit obligations:

                                                                   1996          1995
                                                                ----------    ----------
        Accumulated benefit obligation:
             Vested..........................................   $1,453,490    $1,143,959
             Nonvested.......................................      122,567        17,722
                                                                ----------    ----------
                                                                 1,576,057     1,161,681
        Effect of projected future compensation..............      579,773     1,159,055
                                                                ----------    ----------
        Projected benefit obligation for service rendered to
          date...............................................    2,155,830     2,320,736
        Plan assets at fair value; primarily cash and
          short-term investments.............................    2,328,220     2,054,914
                                                                ----------    ----------
        Plan assets in excess of (less than) projected
          benefit obligation.................................   $  172,390    $ (265,822)
                                                                 =========     =========

     The components of computed net pension expense for the years ended September 30, are as follows:

                                                               1996        1995        1994
                                                             --------    --------    --------
         Service cost -- benefits earned during the
           year...........................................   $127,148    $118,410    $144,114
         Interest cost on projected benefit obligation....    155,090     148,447     162,599
         Actual return on plan assets.....................   (118,323)   (119,522)    (64,369)
         Net amortization and deferral....................    (10,411)       (514)     (7,486)
                                                             --------    --------    --------
              Net pension expense.........................   $153,504    $146,821    $234,858
                                                             ========    ========    ========
         Assumptions used to develop the net periodic
           pension cost were:
         Discount rate....................................       7.00%       6.75%       5.75%
         Expected long-term rate of return on assets......       6.50%       6.50%       5.50%
         Rate on increase in compensation levels..........       5.00%       5.00%       6.00%

     The Association has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $39,508 in 1996, $39,710 in 1995, and $29,572 in 1994 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The

Association contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Association may contribute an additional amount of matching contributions determined by the board of directors at its discretion.

     In addition to the aforementioned benefit plans, the Association has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Association funds the cost of the insurance for the officers while the cost of directors insurance is funded through a reduction in their normal directors fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totalled approximately $73,000 in 1996, $33,000 in 1995, and $121,000 in 1994. At September 30, 1996
and 1995, the Association had recorded a net liability of $271,000 and $218,000, respectively, related to such arrangements.

NOTE 14 -- EMPLOYEE STOCK OWNERSHIP PLAN

     The Association has established an Employee Stock Ownership Plan (ESOP)for employees age 21 or older who have at least one year of credited service with the Association. The ESOP will be funded by the Association's contributions made in cash (which primarily will be invested in Company common stock) or common stock. Benefits may be paid either in shares of common stock or in cash. The Association accounts for its ESOP in accordance with the AICPA's Statement of Position 93-6.

     During 1994 the ESOP borrowed $511,870 from a local bank and used the proceeds to purchase 51,187 shares of Association common stock (exchanged for 72,575 shares of Jacksonville Bancorp stock in 1996). The balance of this note was paid in full in connection with the Reorganization. Also, in conjunction with the Reorganization, the ESOP acquired an additional 129,473 shares of common stock of the Company.

     The Association makes annual contributions to the ESOP equal to the debt service less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Association reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $153,000, $114,000, and $67,000 for the years ended September 30, 1996, 1995, and 1994, respectively. At September 30, 1996 and 1995, 49,226 and
21,461 ESOP shares, respectively, have been released for allocation of which 28,792 and 12,527 were allocated to participants At September 30, 1996 and 1995, respectively. The 152,822 unreleased shares at September 30, 1996 have a fair value of approximately $1,950,000.

NOTE 15 -- MANAGEMENT RECOGNITION PLAN

     As part of the initial conversion, the Association adopted a Management Recognition Plan (MRP) to enable the Association to provide officers and employees with a proprietary interest in the Association as incentive to contribute to its success.

     The Association contributed $292,500 to the Trust and the Trust purchased 29,250 shares of common stock (exchanged for 41,472 shares of Jacksonville Bancorp stock in 1996). The committee appointed by the board of directors on March 31, 1994 granted all 41,472 shares to 13 officers.

     The shares granted are in the form of restricted stock to be earned and payable over a three-year period at the rate of one-third per year beginning March 31, 1995. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the three years during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totalled $97,500, $106,000 and $65,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

NOTE 16 -- STOCK OPTION PLANS

     Certain directors, officers and employees have options to purchase shares of the Associations' common stock under its 1994 Stock Incentive Plans. The option price is the fair market value at the date of grant. The options are exercisable beginning September 30, 1994 and expire March 31, 2004. Under the option plans, 73,123 shares were reserved for issuance and at September 30, 1994 no shares remain available for future grant to directors, officers and employees on a merit basis. In connection with the formation of the Company and issuance of additional stock effective March 31, 1996, the shares under option were converted to Company shares at a ratio of 1.41785 for each share under option. The option price per share was adjusted according to $7.05 per share. A summary of transactions follows:

                                                                    NUMBER     AGGREGATE
                                                                      OF        OPTION
                                                                    SHARES       PRICE
                                                                    -------    ---------
        Options outstanding at September 30, 1994................   103,677    $ 731,230
             options exercised...................................     1,418       10,000
                                                                    -------    ---------
        Options outstanding at September 30, 1995................   102,259    $ 721,230
             options exercised...................................     7,775       54,840
                                                                    -------    ---------
        Options outstanding at September 30, 1996 (excise price
          of $7.05 per share)....................................    94,484    $ 666,390
                                                                    =======     ========

NOTE 17 -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company and subsidiaries have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company and subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company and subsidiaries.

     The Association is obligated under noncancelable operating leases for computer equipment. Leases are generally short term and the remaining commitment at September 30, 1996 is not significant to the Company's operations or financial condition.

NOTE 18 -- REGULATORY MATTERS

     The Association is required to meet certain tangible, core, and risk-based capital requirements as specified by Federal regulatory agencies. Tangible capital generally consists of total stockholder's equity minus certain intangible assets. Core capital generally consists of tangible capital plus certain qualifying items. The risk-based capital requirements are dependent upon certain risk factors related to both recorded assets and off-balance sheet commitments and obligations.

     The following schedule presents the Association's regulatory capital ratio as of September 30, 1996:

                                                                    CORE      TANGIBLE    RISK-BASED
                                                                   CAPITAL    CAPITAL      CAPITAL
                                                                   -------    --------    ----------
                                                                        (DOLLARS IN THOUSANDS)
Consolidated Stockholders' equity...............................   $35,431    $ 35,431     $ 35,431
Capitalization of Jacksonville Bancorp, Inc. ...................     6,993       6,993        6,993
                                                                   -------    --------    ---------
          Total stockholder's equity for Association............    28,438      28,438       28,438
Unrealized losses on available-for-sale securities..............        88          88           88
General loan loss allowance.....................................        --          --        1,100
                                                                   -------    --------    ---------
Regulatory capital..............................................    28,526      28,526       29,626
Minimum capital requirement.....................................     6,496       3,248        8,872
                                                                   -------    --------    ---------
          Amount in excess of requirement.......................   $22,030    $ 25,278     $ 20,754
                                                                   =======    ========    =========
Regulatory capital as a percentage of assets:
     Actual percentage..........................................    13.17%      13.17%       26.71%
                                                                   =======     =======    =========
     Required percentage........................................     3.00%       1.50%        8.00%
                                                                   =======     =======    =========

NOTE 19 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. Unless noted otherwise, the Company generally requires collateral to support financial instruments with credit risk.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the majority of the commitments are expected to be funded, the total commitment amounts represent future expected cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based in part on management's credit evaluation of the counterpart. Collateral held varies but consists principally of residential real estate and deposits.

NOTE 20 -- SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     The economy of the Company's market area, East Texas, has in the past been directly tied to the oil and gas industry. Oil and gas prices have had an indirect effect on the Association's business. Although the Association has a diversified loan portfolio, a significant portion of its loans are secured by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated since much of this group represents loans secured by residential dwellings that are primarily owner occupied. Losses on this type of loan have historically been less than those on speculative and commercial properties. The Association's loan policy requires appraisal prior to funding any real estate loans and outlines the appraisal requirements on those renewing.

NOTE 21 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Interest Bearing Deposits

     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

  Investment and Mortgage-Backed Securities

     For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  Accrued Interest

     The carrying amounts of accrued interest approximates their fair values.

  Loans Receivable

     For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposit Liabilities

     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

  Borrowings

     Rates currently available to the Association for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

  Commitments to Extend Credit and Standby Letters of Credit

     At September 30, 1996 the Association had not issued any standby letters of credit. Commitments to extend credit totalled $5,372,000 at September 30, 1996 and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Association and primarily represent a recovery of underwriting costs.

     The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last two years.

     The estimated fair values of the Company's financial instruments at September 30, are as follows:

                                                     1996                            1995
                                         ----------------------------    ----------------------------
                                           CARRYING          FAIR          CARRYING          FAIR
                                            AMOUNT          VALUE           AMOUNT          VALUE
                                         ------------    ------------    ------------    ------------
FINANCIAL ASSETS:
Cash and interest-bearing deposits....   $  5,193,415    $  5,193,415    $  8,051,464    $  8,051,464
                                         ============    ============    ============    ============
Investment securities.................   $ 33,805,498    $ 33,736,839    $ 42,907,427    $ 42,799,479
                                         ============    ============    ============    ============
Accrued interest receivable...........   $  1,633,042    $  1,633,042    $  1,448,348    $  1,448,348
                                         ============    ============    ============    ============
Loans and mortgage-backed
  securities..........................   $171,241,310                    $140,374,619
Less: Allowance for loan losses.......      1,100,000                      (1,000,000)
                                         ------------                    ------------
                                         $170,141,310    $172,560,000    $139,374,619    $142,390,000
                                         ============    ============    ============    ============
FINANCIAL LIABILITIES:
Deposits..............................   $174,327,887    $174,138,000    $173,810,946    $172,409,000
                                         ============    ============    ============    ============
Borrowings............................   $  2,000,000    $  2,000,000    $    358,309    $    423,000
                                         ============    ============    ============    ============
UNRECOGNIZED FINANCIAL INSTRUMENTS:
Commitments to extend credit..........                   $  5,372,000                    $  3,277,000
                                                         ============                    ============

NOTE 22 -- CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)

     Jacksonville Bancorp, Inc. was organized in December, 1995 and began operations on March 29, 1996, effective with the Reorganization. The Company's balance sheet as of September 30, 1996 and related statements of earnings and cash flows from inception through September 30, 1996, are as follows:

                                        BALANCE SHEET
        ASSETS
             Cash in bank (Association)................................   $ 5,776,215
             Investment in Association.................................    28,438,091
             Investment in IHC.........................................     1,538,274
             Other assets..............................................        11,121
                                                                          -----------
                                                                          $35,763,701
                                                                          ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
             Dividends payable.........................................   $   333,033
             Stockholders' equity......................................    35,430,668
                                                                          -----------
                  Total liabilities and stockholders' equity...........   $35,763,701
                                                                          ===========
                                    STATEMENT OF EARNINGS
        Income.........................................................   $        --
        General and administrative expenses............................        32,708
                                                                          -----------
             Loss before income taxes and equity in subsidiaries.......       (32,708)
        Income tax (benefit)...........................................       (11,121)
                                                                          -----------
        Loss before equity in earnings of subsidiaries.................       (21,587)
        Equity in earnings of Association..............................       739,661
        Equity in earnings of IHC......................................        63,868
                                                                          -----------
             Net earnings..............................................   $   781,942
                                                                          ===========
                                         CASH FLOWS
        Operations activities
             Net earnings..............................................   $   781,942
             Adjustments to reconcile net income to net cash provided
               by operating activities
                  Equity in earnings to subsidiaries...................      (803,529)
                  Increase in other assets.............................       (11,121)
                                                                          -----------
                  Net cash used in operations..........................       (32,708)
        Investing activities
             Investment in subsidiaries................................    (7,884,226)
        Financing activities:
             Dividends paid............................................      (333,033)
             Proceeds from sale of stock...............................    14,026,182
                                                                          -----------
                  Net cash provided by financing activities............    13,693,149
                                                                          -----------
                  Net increase in cash and cash equivalents, at end of
                    year...............................................   $ 5,776,215
                                                                          ===========

                               STOCK INFORMATION

     Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 20, 1996, the Company had 2,638,265 shares of common stock outstanding and had 461 stockholders of record.

     The following table sets forth the reported high and low sale prices of a share of the Association's common stock as reported by NASDAQ (the common stock commenced trading on the NASDAQ National Market System on March 29, 1996) and cash dividends paid per share of common stock during the periods indicated.

                                                                HIGH      LOW     DIVIDEND
                                                                -----    -----    --------
        Quarter ended December 31, 1994(1)...................    7.40     7.40     $0.10
        Quarter ended March 31, 1995(1)......................    7.58     7.14      0.10
        Quarter ended June 30, 1995(1).......................    7.58     7.31      0.10
        Quarter ended September 30, 1995(1)..................   12.69     8.11      0.10
        Quarter ended December 31, 1995(1)...................   11.90    10.57      0.10
        Quarter ended March 31, 1996(1)......................   11.63    10.40      0.10
        Quarter ended June 30, 1996..........................   10.88     9.13      0.125
        Quarter ended September 30, 1996.....................   13.13    10.00      0.125

---------------
(1) Amounts previously reported for Jacksonville stock have been restated to reflect the exchange of 1.41785 shares of the Company stock for each share of Jacksonville stock during the second quarter of fiscal 1996.

                        DIRECTORS AND EXECUTIVE OFFICERS

W.G. BROWN
Chairman of the Board of the Company;
Retired, Owner of Brown Lumber
Industries

RAY W. BEALL
Director of the Company; Retired senior
executive for Beall's Department Store

CHARLES BROADWAY
Director, Chief Executive Officer of the
Company

ROBERT BROWN
Director of the Company; Manager,
Brown Lumber Industries

JERRY M. CHANCELLOR
Director and President of the Company

BILLY W. TAYLOR
Director and Executive Vice President of the Company

DR. JOE TOLLETT
Director of the Company; Retired
Pediatrician

DR. JOE TOLLETT
Director of the Company; Retired
Pediatrician

                               BANKING LOCATIONS

                                  MAIN OFFICE
                          Commerce and Neches Streets
                           Jacksonville, Texas 75766
                                 (903) 586-9861

                                 BRANCH OFFICES

1015 North Church Street     617 South Palenstine Street
Palestine, Texas 75801       Athens, Texas 75751
(903) 729-3228               (903) 677-2511

107 East Fourth Street       5620 Old Bullard Road
Rusk, Texas 75785            Tyler, Texas 75703
(903) 683-2287               (903) 534-9144

1412 Judson Road
Longview, Texas 75601
(903) 758-0118

                            STOCKHOLDER INFORMATION

     Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings and Loan Association, is a Texas-chartered stock savings and loan association which conducts business from its main office in Jacksonville, Texas and five branch offices in the neighboring communities.

                            TRANSFER AGENT/REGISTRAR

Mellon Securities Trust Company
120 Broadway, 13th Floor
New York, New York 10005
1-800-526-0801

                              SHAREHOLDER REQUESTS

     Requests for annual reports, quarterly reports and related stockholder literature should be directed to Corporate Secretary, Jacksonville Bancorp, Inc., Commerce and Neches Streets, Jacksonville, Texas 75766.

     Shareholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Mellon Securities Trust Company.

[JACKSONVILLE BANCORP LOGO]

                                                                 January 2, 1997

Dear Stockholder:

     You are cordially invited to attend the Annual Meeting of Stockholders of Jacksonville Bancorp, Inc. The meeting will be held at the Norman Activity Center, located at 526 East Commerce Street, Jacksonville, Texas, on Wednesday, January 22, 1997 at 10:00 a.m., Central Time. The matters to be considered by stockholders at the Annual Meeting are described in the accompanying materials.

     It is very important that you be represented at the Annual Meeting regardless of the number of shares you own or whether you are able to attend the meeting in person. We urge you to mark, sign, and date your proxy card today and return it in the envelope provided, even if you plan to attend the Annual Meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

     Your continued support of and interest in Jacksonville Bancorp, Inc. are sincerely appreciated.

                                          Sincerely,

                                          /s/ CHARLES BROADWAY

                                          Charles Broadway
                                          Chief Executive Officer

                           JACKSONVILLE BANCORP, INC.
                          COMMERCE AND NECHES STREETS
                           JACKSONVILLE, TEXAS 75766
                                 (903) 586-9861

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 22, 1997

     NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Jacksonville Bancorp, Inc, ("Company") will be held at the Norman Activity Center, located at 526 East Commerce Street, Jacksonville, Texas on Wednesday, January 22, 1997, at 10:00 a.m., Central Time, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

          1. To elect three directors of the Company for a three-year term and until their successors are elected and qualified;

          2. To ratify the appointment of Henry & Peters, P.C. as the Association's independent auditors for the fiscal year ending September 30, 1997; and

          3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors of the Company has fixed December 6, 1996 as the voting record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. Only those stockholders of record as of the close of business on that date will be entitled to vote at the Annual Meeting or at any such adjournment.

                                          BY ORDER OF THE BOARD OF DIRECTORS
                                          /s/ SANDRA THOMPSON
                                          Sandra Thompson, Secretary

January 2, 1997
Jacksonville, Texas

     YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THIS MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                           JACKSONVILLE BANCORP, INC.

                   ------------------------------------------

                                PROXY STATEMENT

                   ------------------------------------------

                         ANNUAL MEETING OF STOCKHOLDERS

                                JANUARY 22, 1997

GENERAL

     This Proxy Statement is being furnished to the stockholders of the Company in connection with the solicitation of proxies by the Board of Directors for use at its Annual Meeting of Stockholders ("Annual Meeting") to be held at the Norman Activity Center, located at 526 East Commerce Street, Jacksonville, Texas, on Wednesday, January 22, 1997, at 10:00 a.m., Central Time, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting of Stockholders. This Proxy Statement is first being mailed to stockholders on or about January 2, 1997.

VOTING RIGHTS

     Only the holders of record of the outstanding shares of the common stock, $0.01 par value per share, of the Company ("Common Stock") at the close of business on December 6, 1996 (the "Voting Record Date") will be entitled to notice of and to vote at the Annual Meeting. At such date, there were 2,664,265 shares of Common Stock issued and outstanding.

     Each share of Common Stock is entitled to one vote at the Annual Meeting on all matters properly presented at the meeting. Directors are elected by a plurality of the votes cast with a quorum present. The affirmative vote of the holders of a majority of the total votes present, in person or by proxy, at the Annual Meeting is required for approval of the proposal to ratify the independent auditors. The presence, either in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Voting Record Date is necessary to constitute a quorum at the Annual Meeting. Abstentions are considered in determining the presence of a quorum, but abstentions and broker non-votes will not effect the vote required to approve the proposals presented at the Annual Meeting.

PROXIES

     Shares of Common Stock represented by properly executed proxies, if such proxies are received in time and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR DESCRIBED HEREIN, THE OTHER MATTERS DESCRIBED BELOW AND, IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING. ANY HOLDER OF COMMON STOCK WHO RETURNS A SIGNED PROXY BUT FAILS TO PROVIDE INSTRUCTIONS AS TO THE MANNER IN WHICH SUCH SHARES ARE TO BE VOTED WILL BE DEEMED TO HAVE VOTED IN FAVOR OF THE MATTERS SET FORTH IN THE PRECEDING SENTENCE.

     A Company stockholder who has given a proxy may revoke it at any time prior to its exercise at the Annual Meeting by (i) giving written notice of revocation to the Secretary of the Company (ii) properly submitting to the Company a duly-executed proxy bearing a later date, or (iii) attending the Annual Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows:
Jacksonville Bancorp, Inc., Commerce and Neches Streets, Jacksonville, Texas 75766, Attention: Secretary.

BENEFICIAL OWNERSHIP

     The following table sets forth information as to the Common Stock beneficially owned, as of December 6, 1996, by the only persons or entities known to the Company to be the beneficial owners of more than 5% of the Common Stock and by all directors and officers of the Company as a group.

                                                                            AMOUNT AND
                                                                              NATURE
                                                                                OF         PERCENT
                                                                            BENEFICIAL       OF
                  NAME AND ADDRESS OF BENEFICIAL OWNER                     OWNERSHIP(1)     CLASS
------------------------------------------------------------------------   ------------    -------
Jacksonville Bancorp, Inc. Employee Stock Ownership Plan................      202,048        7.6%
Commerce and Neches Streets
Jacksonville, Texas 75766
All directors and officers of the Company as a group (six persons)......      219,147(2)     8.1%

---------------
(1) Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act"), a person or entity is considered to beneficially own shares of Common Stock if the person or entity has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a person or entity has sole voting and sole investment power with respect to the indicated shares. Shares which are subject to stock options and which may be exercised within 60 days of the Voting Record Date are deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by such person.

(2) Includes in the case of all directors and officers of the Company as a group, (i) exercisable options to purchase 46,533 shares pursuant to the Company's 1994 Stock Incentive Plan and 1994 Directors' Stock Option Plan;
    (ii) 5,638 shares of Common Stock which were awarded to certain officers of the Company pursuant to the Company's 1994 Management Recognition Plan ("MRP"); and (iii) 5,244 shares of Common Stock allocated to the account of the officers in the Company's Employee Stock Ownership Plan (the "ESOP").

               INFORMATION WITH RESPECT TO NOMINEES FOR DIRECTOR

ELECTION OF DIRECTORS

     The Bylaws of the Company provide that the Board of Directors shall be divided into three classes which are as equal in number as possible, and that the members of each class of directors are to be elected for a term of three years and until their successors are elected and qualified.

     At the Annual Meeting, stockholders of the Company will be asked to elect three directors of the Company for a three-year term and until their successors are elected and qualified. The nominees for election as directors were selected by the Nominating Committee of the Board of Directors and, each nominee currently serves as a director of the Company. There are no arrangements or understandings between the persons named and any other person pursuant to which such person was selected as a nominee for election as a director at the Annual Meeting. No director or nominee for director is related to any other director or executive officer of the Company by blood, marriage or adoption, other than that W.G. Brown and Dr. Joe Tollett are cousins and that Robert F. Brown is the son of W.G. Brown and the nephew of Dr. Joe Tollett.

     If any person named as nominee should be unable or unwilling to stand for election at the time of the Annual Meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by the Board of Directors of the Company. At this time, the Board of Directors knows of no reason why any of the nominees may not be able to serve as a director if elected.

               INFORMATION WITH RESPECT TO NOMINEES FOR DIRECTOR
                       AND DIRECTORS WHOSE TERMS CONTINUE

     The following tables present information concerning each nominee for director and each director whose term continues and reflects his tenure as a director of the Company, his principal occupation during the past five years as well as the number of shares of Common Stock beneficially owned by each such person as of the Voting Record Date.

                   NOMINEES FOR DIRECTOR FOR THREE-YEAR TERM

                                                                                            COMMON STOCK
                                                                                            BENEFICIALLY
                                                 POSITION WITH                              OWNED AS OF
                                              THE ASSOCIATION AND                       DECEMBER 6, 1996(1)
                                              PRINCIPAL OCCUPATION
                                                   DURING THE               DIRECTOR    --------------------
            NAME                AGE             PAST FIVE YEARS              SINCE        NO.          %
-----------------------------   ---    ----------------------------------   --------    --------      ---
Jerry M. Chancellor..........   54     Director and Executive Vice            1984        25,339(2)      0.9%
                                       President (since 1983) of the
                                         Association
Bill W. Taylor...............   55     Director and Senior Vice President     1993        28,784(3)      1.1
                                         (since 1984) of the Association
Dr. Joe Tollett..............   68     Director; Retired pediatrician         1973        28,750(4)      1.1

                     DIRECTORS WITH TERMS EXPIRING IN 1998

                                                                                            COMMON STOCK
                                                                                            BENEFICIALLY
                                                 POSITION WITH                              OWNED AS OF
                                              THE ASSOCIATION AND                       DECEMBER 6, 1996(1)
                                              PRINCIPAL OCCUPATION
                                                   DURING THE               DIRECTOR    --------------------
            NAME                AGE             PAST FIVE YEARS              SINCE        NO.          %
-----------------------------   ---    ----------------------------------   --------    --------      ---
Ray W. Beall.................   68     Director, Retired, formerly senior     1966        26,320(5)      1.0%
                                         executive for Beall's Department
                                         Store
Robert F. Brown..............   48     Manager, Brown Lumber Industries,      1995        17,462(6)      0.7
                                         Jacksonville, Texas, since 1994;
                                         partner of Shapiro-Brown,
                                         Dallas, Texas, a management
                                         company for multi-family
                                         properties

                     DIRECTORS WITH TERMS EXPIRING IN 1999

                                                                                            COMMON STOCK
                                                                                            BENEFICIALLY
                                                 POSITION WITH                              OWNED AS OF
                                              THE ASSOCIATION AND                       DECEMBER 6, 1996(1)
                                              PRINCIPAL OCCUPATION
                                                   DURING THE               DIRECTOR    --------------------
            NAME                AGE             PAST FIVE YEARS              SINCE        NO.          %
-----------------------------   ---    ----------------------------------   --------    --------      ---
Charles Broadway.............   63     Director, President and Chief          1981        36,559(7)      1.4%
                                         Executive Officer (since 1983)
                                         of the Association
W.G. Brown...................   77     Chairman of the Board and              1953        55,933(8)      2.1
                                         Director; Owner of Brown Lumber
                                         Industries, Jacksonville, Texas

                   THE BOARD OF DIRECTORS RECOMMENDS THAT THE
                        NOMINEES BE ELECTED AS DIRECTORS
---------------
(1) Based on information furnished by the respective individuals. Pursuant to rules promulgated by the SEC under the Exchange Act, a person or entity is considered to beneficially own shares of Common Stock if the person or entity has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, a person or entity has sole voting and sole investment power with respect to the indicated shares. Shares which are subject to stock options and which may be exercised within 60 days of the Voting Record Date are deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by such person.

(2) Includes 10,223 shares which may be acquired upon the exercise of outstanding stock options, 1,753 shares of restricted stock granted pursuant to the 1994 MRP which are scheduled to vest on March 31, 1997 and 1,709 shares allocated to his account in the ESOP.

(3) Includes 808 shares held jointly with Mr. Taylor's children, 383 shares held by his wife, 8,130 shares which may be acquired upon the exercise of outstanding stock options, 1,583 shares of restricted stock granted pursuant to the 1994 MRP which are scheduled to vest on March 31, 1997 and 1,369 shares allocated to his account in the ESOP.

(4) Includes 3,630 shares held by Dr. Tollett's wife, 3,804 shares held jointly with his wife, 9,030 shares held in a family trust and 5,178 shares which may be acquired upon the exercise of stock options.

(5) Includes 5,178 shares which may be acquired upon the exercise of stock options.

(6) Includes 10,000 shares held in trust for his children.

(7) Includes 15,945 shares held jointly with Mr. Broadway's wife, 12,646 shares which may be acquired upon the exercise of stock options, 2,302 shares of restricted stock granted pursuant to the 1994 MRP which are scheduled to vest on March 31, 1997 and 2,166 shares allocated to his account in the ESOP.

(8) Includes 423 shares held as custodian for Mr. Brown's children, 35,446 shares held by a company which Mr. Brown owns, 14,886 shares held in a family trust and 5,178 shares which may be acquired upon the exercise of stock options.

     On October 22, 1996, the Company's shareholders approved the 1996 Stock Option Plan and the 1996 Management Recognition Plan. On that date following the approval of the plans, grants of restricted stock and stock options were made to the Company's directors and executive officers.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     Regular meetings of the Board of Directors of the Company are held once a month and special meetings of the Board of Directors of the Company are held from time-to-time as needed. There were 14 meetings of the Board of Directors of the Company held during fiscal 1996. No director attended fewer than 75% of the total number of meetings of the Board of Directors of the Company held during fiscal 1996 and the total number of meetings held by all committees of the Board on which the director served during such year.

     The Company's business is primarily conducted through Jacksonville Savings & Loan Association ("Jacksonville"), a Texas-chartered savings and loan association and a wholly owned subsidiary of the Company. The Board of Directors of Jacksonville has established various committees, including Audit, Investment, REO Disposition and Salary committees.

     The Audit Committee reviews and makes recommendations regarding Jacksonville's annual audit and meets on an as needed basis. The Audit Committee currently consists of Messrs. Brown and Taylor. The Audit Committee met once in fiscal 1996.

     The REO Disposition Committee reviews proposed real estate owned transactions and marketing strategies for approval and approves the disposition of particular parcels of real estate owned. The REO Disposition Committee currently consists of each member of the Board of Directors. The REO Disposition Committee meets quarterly and met four times in fiscal 1996.

     The Salary Committee reviews and makes recommendations to the Board on employee salaries. The Salary Committee currently consists of Ray Beall, Charles Broadway, W.G. Brown, Dr. Joe Tollett and Jerry Chancellor. The Salary Committee meets on an as needed basis and met three times in fiscal 1996.

     Jacksonville's Board of Directors generally reviews and makes recommendations with respect to investment policies and practices. In the absence of such Board action, the Investment Committee, currently consisting of Messrs. Broadway and Taylor and Dr. Tollett, has the authority to act in such capacity. In fiscal 1996, there were 16 meetings of the Investment Committee.

     The entire board of directors serves as the Nominating Committee and each year nominates individuals for election as directors of the Company. The Nominating Committee met once time during fiscal 1996.

DIRECTORS' COMPENSATION

     During the fiscal year ended September 30, 1996, each member of the Board of Directors was paid $600 for each Board meeting attended. During the same period, each member of a Board Committee described above, who is an outside director was paid $200 per meeting attended. Committee members otherwise do not receive any fees for committee meetings.

     The Company also maintains the 1994 Directors' Stock Option Plan and the 1996 Stock Option Plan pursuant to which non-employee directors of the Company were granted options to purchase an aggregate of 47,601 shares of Common Stock at an exercise price of $10.00 per share. In addition, the Company maintains the 1996 MRP pursuant to which non-employee directors of the Company (other than Robert F. Brown) were granted an aggregate of 9,708 shares of restricted stock and Messrs. Broadway, Chancellor and Taylor were granted 7,554, 12,020, and 11,407 shares of restricted stock, respectively.

                             EXECUTIVE COMPENSATION

SUMMARY

     The following table sets forth a summary of certain information concerning the compensation awarded to or paid by [JACKSONVILLE] for services rendered in all capacities during the last two fiscal years to the President and Chief Executive Officer of [JACKSONVILLE] and any other executive officer of [JACKSONVILLE] who received salary and bonuses aggregating more than $100,000 during the last fiscal year.

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                                     -----------------------------------------     ------------------------------------
                                                                                            AWARDS              PAYOUTS
                                                                                   -------------------------    -------
                                                                    OTHER                         RESTRICTED
        NAME AND                                                   ANNUAL                           STOCK        LTIP
   PRINCIPAL POSITION       YEAR     SALARY(1)      BONUS      COMPENSATION(2)     OPTIONS(3)     AWARDS(4)     PAYOUTS
-----------------------------------------------------------------------------------------------------------------------
Charles Broadway........    1996     $116,816      $20,323           --                  --        $    --        --
Chief Executive Officer     1995      116,816       20,323           --                  --             --        --
                            1994      113,672       29,596           --              13,393         48,670        --
-----------------------------------------------------------------------------------------------------------------------
Jerry M. Chancellor(6)..    1996     $ 94,856      $16,408           --                  --        $    --        --
President                   1995       94,856       16,408           --                  --             --        --
                            1994       94,676       23,897           --              10,826         37,060        --

        NAME AND           ALL OTHER
   PRINCIPAL POSITION     COMPENSATION
---------------------------------------
Charles Broadway........    $ 40,872(5)
Chief Executive Officer       13,255
                              13,445
---------------------------------------
Jerry M. Chancellor(6)..    $ 29,346(7)
President                      7,556
                               7,709
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

---------------
(1) Includes directors fees and fees for services as an officer and director of JS&L Corp., a subsidiary of Jacksonville.

(2) Does not include amounts attributable to miscellaneous benefits received by the named executive officer, including the payment of club membership dues. The costs to Jacksonville of providing such benefits to the named executive officer during the year ended September 30, 1996 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for such individual.

(3) Consists of awards granted pursuant to the Association's 1994 Stock Incentive Plan during the year ended September 30, 1994.

(4) Includes the grant of 4,867 and 3,706 shares of restricted Common Stock during the year ended September 30, 1994 to Messrs. Broadway and Chancellor pursuant to the 1994 MRP. After being exchanged pursuant to the exchange ratio of 1.41785 as a result of Jacksonville's "second step" conversion (the "Conversion and Reorganization") in fiscal 1996, the restricted shares granted to Messrs. Broadway and Chanceller had a fair market value of approximately $87,975 and $66,988 at September 30, 1996, respectively. The shares granted pursuant to the 1994 MRP vest over a three-year period at the rate of 33% per year, commencing on March 31, 1995, and the named executive officer is entitled to all voting and other stockholder rights (including the right to receive dividends) with respect to such shares.

(5) Includes (i) a premium of $9,597 paid to fund a deferred compensation plan,
    (ii) a matching contribution of $3,658 Jacksonville pursuant to a defined contribution thrift plan and (iii) 2,166 shares allocated to Mr. Broadway's account in the Company's ESOP which shares had a market value of $27,617 at September 30, 1996.

(6) Mr. Chancellor became president of the Company and Jacksonville on July 9, prior to that date, Mr. Broadway had served as president and chief executive officer.

(7) Includes (i) a premium of $4,602 paid to fund a deferred compensation plan,
    (ii) a matching contribution of $2,954 Jacksonville pursuant to a defined contribution thrift plan and (iii) 1,709 shares allocated to Mr. Chancellor's account in the Company's ESOP which shares had a market value of $21,790 at September 30, 1996.

STOCK OPTIONS

     The following table sets forth certain information concerning exercises of stock options granted pursuant to the Company's 1994 Stock Incentive Plan by the named executive officers during the year ended September 30, 1996 and options held at September 30, 1995.

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                         AND YEAR END OPTION VALUES
------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF
                                                                                   EXERCISABLE   VALUE OF
                                                    SHARES                          OPTIONS     EXERCISABLE
                                                  ACQUIRED ON                         AT        OPTIONS AT
                      NAME                         EXERCISE      VALUE REALIZED    YEAR END     YEAR END(1)
------------------------------------------------------------------------------------------------------------
Charles Broadway.............................       $--              $--           12,646       $72,082
------------------------------------------------------------------------------------------------------------
Jerry M. Chancellor..........................       $--              $--           10,223       $58,271
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

---------------
(1) Based on a per share market price of $12.75 as of September 30, 1996 as adjusted for the exchange of Jacksonville common stock for Company Common Stock in the Conversion and Reorganization.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements will Messrs. Broadway, Chancellor and Taylor (the "Executives"). The employment agreements provide each officer with a three-year term of employment subject to additional one-year extensions at the discretion of the Board of Directors.

     The employment agreements are terminable with or without cause by the Company. The Executives have no right to compensation or other benefits pursuant to the employment agreement for any period after voluntary termination or termination by the Company for cause, disability, retirement or death. However, in the event that (i) an Executive terminates his employment because of failure of the Company to comply with any material provision of the employment agreement or (ii) the employment agreement was terminated by an Executive for Good Reason, as defined, an Executive would be entitled to 3.00 or 2.99 times, respectively, the average annual compensation, as defined, paid to him by the Company during the five most recent taxable years ending during the calendar year in which the notice of termination occurs or such portion of such period in which the Executive served as an employee of the Company as well as continued participation in employee benefit plans of the Company until the expiration of the remaining term of employment. "Good Reason" is generally defined in the employment agreements to include failure to comply with a material portion of the agreements or the assignment by the Company to the Executive of any duties which are materially inconsistent with the Executive's positions, duties, responsibilities and status with the Company prior to a change of control of the Company.

     The employment agreements provide that in the event that any of the payments to be made thereunder or otherwise upon termination of employment by the Executive following a change in control are deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Code, then such payments and benefits received thereunder would be reduced, in the manner determined by the Company, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits being non-deductible by the Company for federal income tax purposes. Excess parachute payments generally would be defined as payments in excess of three times the recipient's average annual compensation from the Company includable in the recipient's gross income during the most recent five taxable years ending before the date on which a change in control of the Company or other triggering events occurred ("base amount"). A recipient of excess parachute payments is subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount would not be deductible by the Company as compensation expense of federal income tax purposes.

     Although the above-described employment agreements could increase the cost of any acquisition of control of the Company, management does not believe that the terms thereof would have a significant anti-takeover effect.

INDEBTEDNESS OF MANAGEMENT

     Jacksonville, in the ordinary course of business, makes available to its directors and executive officers mortgage loans on their primary residences, consumer loans and loans on their savings accounts. Such loans are made on the same terms as comparable loans to other borrowers.

               RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

     The Board of Directors of the Company has appointed Henry & Peters, P.C. as independent auditors for the Company for the year ending September 30, 1997, and further directed that the selection of auditors be submitted for ratification by the stockholders at the Annual Meeting. The Company has been advised by Henry & Peters, P.C. that neither the firm nor any of its associates has any relationship with the Company other than the usual relationship that exists between independent public accountants and clients. Henry & Peters, P.C. will have representatives at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF HENRY & PETERS, P.C., AS INDEPENDENT AUDITORS FOR THE YEAR ENDING SEPTEMBER 30, 1997.

                                 OTHER MATTERS

     Management is not aware of any business to come before the Annual Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

     The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Common Stock. In addition to solicitations by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone without additional compensation.

                             STOCKHOLDER PROPOSALS

     Any proposal which a stockholder wishes to have included in the proxy solicitation materials to be used in connection with the next Annual Meeting of Stockholders of the Company must be received at the office of the Company no later than November 2, 1997. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, it will be included in the Proxy Statement and set forth on the form of proxy issued for the next Annual Meeting of Stockholders. It is urged that any such proposals be sent by certified mail, return receipt requested.

                    ANNUAL REPORTS AND FINANCIAL STATEMENTS

     Stockholders of the Company as of the record date for the Annual Meeting are being forwarded a copy of the Company's Annual Report to Stockholders for the year ended September 30, 1996 ("Annual Report"). Included in the Annual Report are the financial statements of the Company as of September 30, 1996 and 1995 and for each of the years in the three-year period ended September 30, 1996, prepared in accordance with generally accepted accounting principles, and the related report of the Company's independent public accountants. The Annual Report is not a part of this Proxy Statement.

     UPON RECEIPT OF A WRITTEN REQUEST, THE COMPANY WILL FURNISH TO ANY STOCKHOLDER WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE EXCHANGE ACT FOR THE YEAR ENDED SEPTEMBER 30, 1996. UPON WRITTEN REQUEST, THE COMPANY WILL FURNISH TO ANY SUCH STOCKHOLDER A COPY OF THE EXHIBITS TO THE ANNUAL REPORT ON FORM 10-K. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO JACKSONVILLE BANCORP, INC., COMMERCE AND NECHES STREETS, JACKSONVILLE, TEXAS 75766, ATTENTION: SECRETARY. THE ANNUAL REPORT ON FORM 10-K IS NOT A PART OF THIS PROXY STATEMENT.