Form 10-K405, Exhibit 13
period 1997-09-30
JACKSONVILLE BANCORP INC
filed 1997-12-29
CIK 1005507

                           JACKSONVILLE BANCORP, INC.


                               1997 ANNUAL REPORT

                               TABLE OF CONTENTS


                                                                                                           Page
                                                                                                           ----
President's Letter to Stockholders

Selected Consolidated Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         7

       Average Balances, Net Interest Income and Yields Earned and Rates Paid   . . . . . . . . . . .        10
       Rate/Volume Analysis   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        11

Comparison of Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        12

Liquidity & Capital Resources . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        16

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-1

Consolidated Financial Statements:
       Consolidated Statements of Financial Condition   . . . . . . . . . . . . . . . . . . . . . .         F-2
       Consolidated Statements of Earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-3
       Consolidated Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . .         F-4
       Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-6

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         F-7

Stock Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        42

Directors and Executive Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        43
Banking Locations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        43

Stockholder Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        44

Transfer Agent/Registrar  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        44

Shareholder Requests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        44

Dear Stockholder:

         We are very pleased to present Jacksonville Bancorp, Inc.'s Annual Report to Stockholders for the fiscal year ended September 30, 1997.

         This past year included three notable corporate accomplishments. We announced two stock repurchase programs during the year under which we purchased 231,100 shares at an average price of $14.81 per share. The stock, which is being held as treasury shares, will be used for general corporate purposes. Buying back our stock represented an excellent investment for the Company and was an effective use of the Company's capital. Also during the year, the Company's operating subsidiary, Jacksonville Savings and Loan Association, announced the conversion to a State-chartered savings bank, Jacksonville Savings Bank, SSB, ("JSB"), which reduced the duplication associated with meeting the regulatory requirements of three regulatory agencies. In a related matter, the Company entered into an agreement with Jacksonville I.H.C., Inc., ("IHC") a subsidiary of the Company and a Delaware corporation whereby the Company transferred its entire interest in JSB to IHC. As a result of the transfer JSB became a direct subsidiary of IHC and enjoys greater operating flexibility in a Delaware holding company structure.

         Our results of operations in fiscal 1997 reflected another year of solid performance. Company assets increased $16.0 million, or 7.4% to $233.9 million at September 30, 1997. Loans receivable, net rose by $16.0 million and totaled $174.0 million or 74.4% of Company assets. In addition the Company originated and sold a total of $21 million in loans to Federal Home Loan Mortgage Corporation and retained servicing rights on these loans. The growth in the loan portfolio is indicative of the strength of our market share in the East Texas area.

         On the deposit side, we posted growth of $17.7 million or 10.2%. Composite cost of funds decreased from 4.78% in 1996 to 4.73% in 1997.

         Net income for the year totaled $3.2 million or $1.30 per share as compared to $1.6 million or $.64 per share on a comparable basis for the same period in 1996; however, fiscal 1996 operations were significantly impacted by a $1.1 million one-time expense to recapitalize the Savings Association Insurance Fund (SAIF).

         Mindful of our stockholders expectations for a competitive return on their investment, the Company paid dividends for the year totaling $.50 per share. Shareholder value was further enhanced by the repurchase of the 231,100 shares mentioned earlier. On September 30, 1996, the Company's stock was trading at $12.75 per share compared to $17.25 per share on September 30, 1997, which, when combined with the cash dividends paid during fiscal 1997, provided an impressive 39.22% return.

         During the fiscal 1998 the Company looks forward to the opportunities provided by opening its first in-store branch in the Wal-Mart Supercenter located at 515 E. Loop 281 in Longview, Texas. We will be providing the state of the art banking convenience for our customers, both existing and prospective, through "one-stop" shopping service.

         The Board of Directors, Management and Employees of your Company remain committed to maximizing the value of your investment in Jacksonville Bancorp, Inc. We thank you for the confidence that you have placed in the Company and look forward to reporting continued successes in the future.

Sincerely,




/s/ Jerry Chancellor

Jerry Chancellor
President and C.E.O.

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

(Dollars in Thousands, Except Per Share Data)

         The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

                                                                 SEPTEMBER 30,
                                       -------------------------------------------------------------------

                                         1997          1996          1995            1994           1993
                                       --------      --------      --------        --------       --------
 SELECTED FINANCIAL
 CONDITION AND OTHER DATA:
 Total assets                          $233,944      $217,856      $199,251        $187,021       $189,572
 Cash and cash equivalents                4,114         5,193         8,051           7,003          7,637
 Investment securities                   25,931        33,805        42,907          44,892         41,348
 Mortgage-backed securities, net         20,678        12,107         3,442           2,995          4,214
 Loans receivable, net                  174,044       158,034       135,933         123,133        126,030
 Foreclosed real estate, net                526         1,051         2,052           2,549          4,623
 Deposits                               192,033       174,328       173,811         159,343        174,311
 Borrowings                                2000         2,000           358           4,461             --
 Stockholders' equity                    33,788        35,431        20,331          18,989         10,873
 Full-service offices                         5             5             5               4              4


                                                           YEAR ENDED SEPTEMBER 30,
                                       -------------------------------------------------------------------

                                         1997          1996          1995            1994           1993
                                       --------      --------      --------        --------       --------
 SELECTED OPERATING DATA:
 Total interest income                  $17,172       $15,394       $13,232         $12,895        $14,586
 Total interest expense                   8,771         8,453         7,127           5,623          6,951
                                         ------        ------        ------          ------         ------
   Net interest income                    8,401         6,941         6,105           7,272          7,635
 Provision for losses on loans              110           100            25              18            325
                                         ------        ------       -------          ------         ------
   Net interest income after
     provision for losses on
     loans                                8,291         6,841         6,080           7,254          7,310
 Noninterest income                       1,392         1,290           927             970            938
 Noninterest expense                      5,063         5,846         5,045           4,638          4,564
                                         ------        ------        ------          ------         ------
 Income before income taxes               4,620         2,284         1,962           3,586          3,684
 Income taxes                             1,380           704           573           1,184          1,606
                                         ------        ------        ------          ------         ------
 Net income                             $ 3,240       $ 1,580       $ 1,389         $ 2,402        $ 2,078
                                         ======        ======        ======          ======         ======
 Earnings per share(1)                  $1.30         $ .64         $ .56           $ .43          $--
                                         ----           ---           ---             ---           --
 Dividends Payout Ratio                 34.99%        55.60%        29.47%          19.92%          --%
                                        =====         =====         =====           =====           ==


                                                   (Continued on following page)

--------------------------------------------------------------------------------

                                                    AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                       -------------------------------------------------------------------

                                        1997           1996          1995            1994           1993
                                       --------      --------      --------        --------       --------
 SELECTED OPERATING RATIOS(2):
 Return on average assets                1.45%           .76%          .73%          1.28%           1.09%
 Return on average equity                9.35           6.13          7.06          16.57           21.03
 Average equity to average              15.54          12.41         10.37           7.73            5.18
   assets
 Equity to assets at end of             14.44          16.27         10.20          10.15            5.74
   period
 Interest rate spread(3)                 3.32           2.99          3.08           3.95            4.33
 Net interest margin(3)                  3.94           3.50          3.40           4.12            4.31
 Non-performing loans and troubled
   debt restructurings to total
   loans at end of period(4)              .59            .76           .70            .81             .95
 Non-performing assets and  troubled
   debt restructurings to total
   assets at end of period(4)             .66           1.03          1.51           1.90            3.07
 Average interest-earning
   assets to average interest-
   bearing liabilities                 114.95         111.92        107.81         105.28           99.4
 Net interest income after
   provision for loan losses
   to total noninterest expense        163.78         117.01        120.52         156.40          160.16
 Noninterest expense to average
   total assets                          2.27           2.82          2.67           2.47            2.39

-----------------------

(1) Earnings per share amounts for prior years have been restated to give effect to the exchange ratio of 1.41785 in connection with the Reorganization effective March 29, 1996.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, non-performing assets consist of non-performing loans and real estate acquired by foreclosure, deed in lieu thereof or deemed insubstance foreclosure and troubled debt restructurings consist of restructured debt in accordance with Statement of Financial Accounting Standards No. 15.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Jacksonville Bancorp, Inc. (the "Company"), through its wholly-owned subsidiary, Jacksonville IHC, Inc., ("IHC") and Jacksonville Savings Bank, SSB ("Jacksonville"), wholly owned subsidiary of IHC, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in Cherokee County and surrounding counties in East Texas. To a lesser extent, Jacksonville also originates construction loans, land loans and consumer loans. It also has a significant amount of investments in mortgage-backed securities and United States Government and federal agency obligations.

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

         Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Prior to November 1980, Jacksonville, like virtually all savings associations, originated only fixed-rate loans and held them in portfolio until maturity. As a result of the problems caused by holding fixed-rate loans in a rapidly increasing interest-rate environment, changes in regulations to allow for variable-rate loans and consumer demand for such loans during periods of high interest rates, in the 1980s Jacksonville began to transform its portfolio into loan products the interest rates of which adjust periodically. As a result, Jacksonville's loan portfolio, as of September 30, 1997 consisted of 51% of adjustable or floating rate loans. In order to meet its customers' demand for fixed-rate loans during periods of lower interest rates, until 1994 Jacksonville followed a policy of selling to third parties a high percentage of the fixed-rate loans it originated while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. As interest rates declined in late 1991, Jacksonville originated an increasingly higher percentage of fixed-rate residential first mortgage loans and continued to sell approximately 90% of such loans upon origination. Since 1994, it has been Jacksonville's policy to retain a large portion of its fixed-rate residential first mortgage loans with terms of 15 years or less.

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

         Effective upon the Bank's conversion to Texas chartered savings bank on July 2, 1997, it no longer was entitled to receive periodic assessments of its sensitivity to interest rate risk from the Office of Thrift Supervision through the net portfolio value methodology. While no prediction about the future movement of interest rates can be made, management does not believe, based upon the most recently provided OTS report prior to its charter change and the current interest rate environment, that the Bank faces a substantial adverse interest rate risk. Management has determined to develop alternative means to assess its interest rate risk and is in the process of selecting a methodology for measuring interest rate risk that would be appropriate for the Bank while meeting regulatory requirements.

CHANGES IN FINANCIAL CONDITION

         At September 30, 1997, Jacksonville's assets totaled $233.9 million, as compared to $217.9 million at September 30, 1996. Total assets increased $16.0 million, or 7.4%, from September 30, 1996 to September 30, 1997. The increase in total assets during fiscal 1997 was principally the result of a $16.0 million or 10.1% increase in loans receivable, net from $158.0 million at September 30, 1996 to $174.0 million at September 30, 1997. The increase resulted from an increase in single-family residential loans of $8.5 million or 6.5%, an increase in construction loans, net of $1.7 million or 42.9% and an increase in consumer loans of $6.1 million or 68.4% during the period. A $4.0 million, or 15.1% decrease in investment securities, held to maturity; a $3.9 million, or 52.9% decrease in investment securities available for sale; and a $2.3 million, or 18.9% decrease in mortgage-backed securities, held to maturity, was more than offset by a $11.4 million increase in mortgage-backed securities, available for sale. These adjustments in Jacksonville's investment and mortgage-backed securities portfolio were a result of management's decision to use these funds to invest in loan originations and to purchase adjustable mortgage-backed securities.

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

         During the year ended September 30, 1997, total liabilities increased $17.9 million or 9.8% to $200.0 million. This increase was primarily the result of an increase in total deposits of $17.7 million, or 10.2%; an increase in accrued expenses and other liabilities of $832,000, offset by a reduction in the SAIF special assessment payable of $1.1 million.

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

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID
--------------------------------------------------------------------------------

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



                                            SEPTEMBER                  1997                                1996
                                            30, 1997   ---------------------------------- ----------------------------------

                                             Yield/     Average                  Yield/    Average                  Yield/
                                              Rate      Balance     Interest      Rate     Balance    Interest       Rate
                                           ---------   --------     --------   ---------- --------    --------     ---------
 INTEREST-EARNING ASSETS:
   Loans receivable(4)                       8.28%     $163,569     $14,094      8.62%    $145,021    $12,169       8.39%
   Mortgage-backed securities                6.87        16,434       1,135      6.91        9,561        700       7.32
   Investment securities                     5.84        28,292       1,657      5.86       37,109      2,170       5.85
   Other interest-earning assets(2)          5.55         5,041         286      5.68        6,446        355       5.51
                                                        -------       -----                -------     ------
 Total interest-earning assets                         $213,336     $17,172      8.05%    $198,137    $15,394       7.77%
                                                        -------      ======      ====      -------     ======       ====
 Non-interest-earning assets                              9,586                              9,565
                                                        -------                              -----
   Total assets                                        $222,922                           $207,702
                                                        =======                            =======

 INTEREST-BEARING LIABILITIES:
  Transaction accounts                       2.55%       43,884       1,140      2.60%      44,661      1,124       2.52%
  Time Deposits                              5.26       138,863       7,459      5.37      131,401      7,266       5.53
                                                        -------       -----                -------      -----
    Total Deposits                           4.84       182,747       8,599      4.71      176,062      8,390       4.77
   Borrowings                                5.87         2,846         172      6.04        1,098         63       6.49
                                                        -------       -----                -------      -----
   Total interest-bearing liabilities                   185,593       8,771      4.73%     177,160      8,453       4.78
                                                        -------      ------      ====      -------      =====       ====
 Non-interest-bearing liabilities                         2,688                              4,761
                                                        -------                              -----
   Total liabilities                                    188,281                            181,921
                                                        =======                            -------
 Stockholder's Equity                                    34,641                             25,781
                                                        -------                             ------
   Total liabilities and stockholders' equity          $222,922                           $207,702
                                                        =======                            =======
 Net interest income; interest rate spread                          $ 8,401      3.32%                  6,941       2.99%
                                                                     ======      ====                   =====       ====
 Net interest margin(3)                                                          3.94%                              3.50%
                                                                                 ====                               ====
 Average interest-earning assets to  average
   interest-bearing liabilities                                                114.95%                            111.92%
                                                                               ======                             ======


                                                                        1995
                                                         ----------------------------------

                                                          Average                   Yield/
                                                          Balance     Interest       Rate
 INTEREST-EARNING ASSETS:                                ---------    --------     --------
   Loans receivable                                      $128,623     $10,337        8.04%
   Mortgage-backed securities                               3,106         249        8.02
   Investment securities                                   41,753       2,290        5.48
   Other interest-earning assets(2)                         6,227         356        5.72
                                                           ------      ------
 Total interest-earning assets                           $179,709     $13,232        7.36%
                                                          -------      ======      ======
 Non-interest-earning assets                               10,074
                                                          -------
   Total assets                                          $189,783
                                                          =======

 INTEREST-BEARING LIABILITIES:
  Transaction accounts                                     44,215       1,209        2.73%
  Time Deposits                                           119,514       5,715        4.78
                                                          -------       -----
    Total Deposits                                        163,729       6,924        4.23
   Borrowings                                               2,956         203        6.87
                                                          -------       -----
   Total interest-bearing liabilities                     166,685       7,127        4.28%
                                                          -------       -----      =======
 Non-interest-bearing liabilities                           3,414
                                                          -------
   Total liabilities                                      170,099
                                                          -------
 Stockholder's Equity                                      19,684
                                                          -------
   Total liabilities and stockholders' equity            $189,783
                                                          =======
 Net interest income; interest rate spread                             $6,105        3.08%
                                                                        =====      ======
 Net interest margin(3)                                                              3.40%
                                                                                   ======
 Average interest-earning assets to average
   interest-bearing liabilities                                                    107.81%
                                                                                   ======

--------------------

(1)     Annualized.

(2)     Consists primarily of interest-bearing deposits.

(3) Net interest margin is net interest income divided by average interest-earning assets.

(4) Includes non-accrual loans which do not significantly impact the average.

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


                                                                            YEAR ENDED SEPTEMBER 30,
                                           --------------------------------------------------------------------------------------
                                                          1997 V. 1996                                  1996 VS. 1995
                                           ---------------------------------------       ----------------------------------------

                                                   INCREASE                                      INCREASE
                                                  (DECREASE)                                    (DECREASE)
                                                    DUE TO               TOTAL                    DUE TO                  TOTAL
                                                                       INCREASE                                         INCREASE
                                             RATE        VOLUME       (DECREASE)           RATE            VOLUME      (DECREASE)
                                           -------      -------      ------------        --------         ---------   -----------
 Interest-earning assets:
   Loans                                     $340       $1,585            $1,925            $ 466            $1,366       $ 1,832
   Mortgage-backed securities                 (37)         472               435              (22)              473           451
   Investment securities                        3         (516)             (513)             147              (267)         (120)
   Other interest-earning assets               12          (81)              (69)             (13)               12            (1)
                                              ---        ------             -----            ----              ----       -------
   Total interest-earning assets             $318       $1,460            $1,778            $ 578            $1,584       $ 2,162
                                              ===        =====             =====             ====             =====        ======

 INTEREST-BEARING LIABILITIES:
   Deposits                                 $(104)        $313              $209             $922              $544        $1,466
   Other Borrowings                            (5)         114               109              (11)             (129)         (140)
                                               ---        ----              ----            -----             -----         -----
   Total interest-bearing liabilities       $(109)       $ 427              $318             $911              $415        $1,326
                                             =====        ====               ===              ===               ===         =====

   Increase (decrease) in net interest
    income                                                                $1,460                                           $  836
                                                                          ======                                            =====

                                                      YEAR ENDED SEPTEMBER 30,
                                            ---------------------------------------

                                                          1995 VS. 1994
                                            ---------------------------------------
                                                  INCREASE
                                                 (DECREASE)
                                                   DUE TO                TOTAL
                                                                        INCREASE
                                              RATE         VOLUME      (DECREASE)
                                            --------     ----------    -----------
 Interest-earning assets:
   Loans                                      $(98)          $  526        $   428
   Mortgage-backed securities                  (29)             (32)           (61)
   Investment securities                        14             (218)          (204)
   Other interest-earning assets               140               34            174
                                               ---            -----          -----
   Total interest-earning assets              $ 27           $  310        $   337
                                               ===            =====          =====

 INTEREST-BEARING LIABILITIES:
   Deposits                                 $1,441           $ (134)        $1,307
   Other Borrowings                              3              194            197
                                             -----            -----          -----
   Total interest-bearing liabilities       $1,444           $   60        $ 1,504
                                             =====            =====          =====

   Increase (decrease) in net interest
 income                                                                    $(1,167)
                                                                           =======

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996

         GENERAL. Jacksonville had net earnings of $3.2 million for the year ended September 30, 1997 as compared to $1.6 million for the year ended September 30, 1996. During fiscal 1997, Jacksonville's net interest income increased by $1.5 million and its noninterest income increased by $102,000 while the provision for losses on loans increased $10,000. Noninterest expense decreased by $783,000, primarily as a result of the payment of the SAIF special assessment of $1.1 million in 1996; offset by an increase of $292,000 in compensation and benefits.

         The $1.6 million increase in net earnings for fiscal 1997 was primarily the result of an increase in the average balance of interest-earning assets of $15.2 million or 7.7%. The amount of such assets increased primarily as a result of use of the increase in deposits to fund loans receivable and mortgage backed securities. The amount of the increased earnings was enhanced by generally higher interest rates during the period in which the loans were originated which resulted in the average yield on Jacksonville's interest-earning assets increasing by 28 basis points from 7.77% in fiscal 1996 to 8.05% in fiscal 1997. The positive impact on earnings resulting from the increase in average balance of and average yield on Jacksonville's interest-earning assets was further enhanced by a 5 basis point decrease in the average rate paid on interest-bearing liabilities from 4.78% in fiscal 1996 to 4.73% in fiscal 1997. The interest rate spread increased from 2.99% in fiscal 1996 to 3.32% in 1997.

         NET INTEREST INCOME. Net interest income increased by $1.5 million, or 21.0%, for the year ended September 30, 1997 compared to the year ended September 30, 1996. This increase was due primarily to a $1.8 million, or 11.6%, increase in total interest income partially offset by a $318,000 or 3.8% increase total interest expense.

         The $1.8 million increase in total interest income was the result of increases in interest on loans receivable of $1.9 million or 15.8%, and interest on mortgage-backed securities of $435,000 or 62.1%, offset by a decrease in interest income of $513,000, or 23.6% from investment securities. The increase in interest income from loans receivable was due primarily to a $18.5 million, or 12.8%, increase in the average balance of Jacksonville's loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $9.6 million in fiscal 1996 to $16.4 million in fiscal 1997 partially offset by a decline in average yield from 7.32% to 6.91% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from $37.1 million to $28.3 million, or 23.8%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to purchase mortgage-backed securities and to fund new mortgage loans. The average yield on loans originated and retained by Jacksonville during fiscal 1997 was 8.6%.

         The $318,000 increase in total interest expense from $8.5 million for the year ended September 30, 1996, to $8.8 million for the year ended September 30, 1997, was primarily due to an increase in the growth of deposits. The average rate paid on deposits decreased from 4.77% in fiscal 1996 to 4.71% in fiscal 1997. The 6 basis point decrease in rates paid on average deposits resulted from a general decrease in market rates of interest in the area on longer term certificates of deposit which matured in 1997 and were reinvested at lower rates.

          Jacksonville's net interest rate spread was 3.32% for the year ended September 30, 1997 as compared to 2.99% in fiscal 1996.

         PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $110,000 for the year ended September 30, 1997 compared to $100,000 for the year ended September 30, 1996. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectability of Jacksonville's loan portfolio. While non-performing loans reduced to $644,000 during fiscal 1997, net charge-offs for the period were up $18,000. The Company's level of net loans outstanding increased $16.0 million which included an increase of 68.4% in consumer loans. Overall economic conditions remained stable for the market area and credit quality for the applicants showed no material change. Upon consideration of such factors, Jacksonville determined that $110,000 in provisions for losses on loans were appropriate in 1997,
primarily because of the increase in the loan portfolio.   Jacksonville's
allowance for losses amounted to $1.2 million at September 30, 1997 as compared to $1.1 million at September 30, 1996.

         NON-INTEREST INCOME. Noninterest income amounted to $1.4 million for the year ended September 30, 1997 compared to $1.3 million in fiscal 1996. The $102,000 increase was due primarily to an increase in fees and deposit service charges of $41,000 and an increase in income from real estate operations, net, of $95,000; an increase of $33,000 in other noninterest income partially offset by a decrease in income from origination of loan servicing of $68,000, as management lowered its estimate of the value of servicing rights for loans originated and sold during 1997. The increase in income from fees and deposit service charges reflects an increase in loan originations and an increase in service charges on deposits.

         NON-INTEREST EXPENSE. Noninterest expense amounted to $5.1 million for the year ended September 30, 1997 compared to $5.8 million during fiscal 1996. The primary reason for the $784,000, or 13.4% decrease in noninterest expense during fiscal 1997 was the $1.1 million SAIF special assessment paid in 1996 combined with a reduction in insurance expense of $223,000, partially offset by increases in compensation and benefits of $292,000; in occupancy and equipment of $86,000; in provisions for real estate losses of $13,000, and other noninterest expenses of $118,000. The Bank has actively marketed and sold foreclosed real estate and the local real estate market has continued to improve resulting in the reversal of previously established allowance for losses on foreclosed real estate in 1997 and 1996. The SAIF special assessment resulted from legislation enacted into law on September 30, 1996 which, among other things recapitalized the SAIF through the special assessment. Pursuant to regulatory provisions recently promulgated by the Federal Deposit Insurance Corporation, the recapitalization resulted in a substantial reduction of deposit insurance premiums for most SAIF members.

         INCOME TAXES. Income tax expense amounted to $1.4 million during the year ended September 30, 1997, compared to $704,000 in fiscal 1996. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville. See Note 11 to Consolidated Financial Statements. During fiscal 1997 the Internal Revenue Service completed its examination of tax years 1994 and 1995 with no substantial change to net income in either year.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995.

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

         The $900,000 increase in net earnings for fiscal 1996, as calculated without the SAIF special assessment, was primarily the result of an increase in the average balance of interest-earning assets of $18.4 million or 10.3%. The amount of such assets increased primarily as a result of the deployment of the $14.0 million of proceeds from the Stock Offering into loans receivable and mortgage backed securities . The amount of the increased earnings was enhanced by generally higher interest rates during the period in which the loans were originated which resulted in the average yield on Jacksonville's interest-earning assets increasing by 41 basis points from 7.36% in fiscal 1995 to 7.77% in fiscal 1996. The positive impact on earnings resulting from the increase in average balance of and average yield on Jacksonville's interest-earning assets was partially offset by the 50 basis point increase in the average rate paid on interest-bearing liabilities from 4.28% in fiscal 1995 to 4.78% in fiscal 1996. The increase in average interest-earning assets, however, more than offset the change in the interest rate spread from 3.08% in fiscal 1995 to 2.99% in fiscal 1996.

         NET INTEREST INCOME. Net interest income increased by $836,000, or 13.7%, for the year ended September 30, 1996 compared to the year ended September 30, 1995. This increase was due primarily to a $2.2 million, or 16.3%, increase in interest income partially offset by a $1.3 million or 18.6% increase interest expense.

         The $2.2 million increase in total interest income was the result of increases in interest on loans receivable of $1.8 million or 17.7%, and interest on mortgage-backed securities of $451,000 or 180.9%, offset by a decrease in interest income of $120,000, or 5.2% from investment securities. The increase in interest income from loans receivable was due primarily to a $16.4 million, or 12.7%, increase in the average balance of Jacksonville*s loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $3.1 million in fiscal 1995 to $9.6 million in fiscal 1996 partially offset by a decline in average yield from 8.02% to 7.32% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from $41.8 million to $37.1 million, or 11.1%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to purchase mortgage-backed securities and to fund new mortgage loans. The average yield on loans originated and retained by Jacksonville during fiscal 1996 was 8.26%.

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

         PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $100,000 for the year ended September 30, 1996 compared to $25,000 for the year ended September 30, 1995. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville*s market area, and other factors related to the collectability of Jacksonville's loan portfolio. Upon consideration of such factors, Jacksonville determined that $100,000 in provisions for losses on loans were appropriate in 1996. During fiscal 1996 Jacksonville had no chargeoffs or recoveries. Jacksonville's allowance for losses amounted to $1.1 million at September 30, 1996 as compared to $1.0 million at September 30, 1995.

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

         LIQUIDITY AND CAPITAL RESOURCES

         Jacksonville is required under applicable state regulations to maintain specified levels of liquidity in an amount not less than 10% of its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments.

         Cash was generated by Jacksonville's operating activities of $3.5 and $3.1 million during the years ended September 30, 1997 and 1996, respectively, primarily as a result of net earnings of $3.2 million and $1.6 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities. The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 1997, Jacksonville's investing activities used cash of $17.3 million principally as a result of net loan originations of $16.1 million; to purchase mortgage backed securities totaling $11.4 million; to purchase investment securities of $6.0 million partially offset by proceeds on maturity of investment securities of $14.0 million and principal paydown on MBS of $2.3 million. During the year ended September 30, 1996, Jacksonville's investing activities used cash of $21.6 million principally as a result of net loan originations of $21.8 million; purchases of mortgage-backed securities of $10.9 million; purchases of investment securities of $14.5 million; partially offset by net proceeds from maturities of investment securities of $23.4 million; and principal paydowns on mortgage-backed securities of $2.2 million. During the year ended September 30, 1997, Jacksonville's financing activities generated cash of $12.7 million as a result of a net increase in deposits of $17.7 million offset by the purchase of Treasury Stock in the amount of $3.4 million; the payment of dividends in the amount of $1.2 million and the purchase of MRP shares totaling $836,000. Jacksonville's financing activities generated cash of $15.6 million during the year ended September 30, 1996 as a result of a $14.0 million net proceeds from the sale of common stock, $2.0 million net proceeds of FHLB advances, offset by dividends of $877,000. For additional information about cash flows from Jacksonville operating, financing and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

         At September 30, 1997, Jacksonville had $4.8 million of outstanding commitments to originate residential real estate loans and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1998 are $121.8 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet Tier 1 leveraged capital requirement, a tier 1 risk based capital requirement and a total risk-based capital requirement. At September 30, 1997, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $31.7 million or 13.66% of adjusted total assets and 25.41% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $22.4 million and $26.7 million, respectively. Jacksonville's total risk based capital was $32.9 million at September 30, 1997 or 26.4% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $22.9 million.

ACCOUNTING REQUIREMENTS

         In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," which was later amended by Statement No. 118, "Accounting by Creditors for Impairment of Loan--Income Recognition and Disclosures." The Association adopted the new standards effective October 1, 1995, and the implementation did not have a material adverse effect on the Association's financial condition or results of operations.

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

         In May 1995 the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS No. 122") entitled "Accounting for Mortgage Servicing Rights." This statement eliminates the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. The provisions of SFAS No. 122 must be applied prospectively in fiscal years beginning after December 15, 1995. Jacksonville adopted the provisions of SFAS No. 122, effective October 1, 1995, and the effect of such change was to increase assets and net income as reflected in the consolidated financial statements.

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. The Company has elected to disclose the effect of this standard in the consolidated financial statements and accordingly the adoption of this standard in 1997 did not effect consolidated financial position or results of operations.

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

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                         /s/ HENRY & PETERS, P.C.
                                         HENRY & PETERS, P.C.

Tyler, Texas
November 14, 1997

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          SEPTEMBER 30, 1997 AND 1996


                                                                                         1997                   1996
                                                                                   ----------------       -----------------
                                                              ASSETS

Cash on hand and in banks                                                            $  1,336,212           $  2,777,737
Interest-bearing deposits                                                               2,777,833              2,415,678
Investment securities:
  Held-to-maturity, approximate fair market value of
    $22,508,860 and $26,378,089, respectively                                          22,461,957             26,446,748
  Available-for-sale, carried at fair value                                             3,468,900              7,358,750
Mortgage-backed certificates:
  Held-to-maturity, approximate fair market value of
    $9,936,023 and $12,107,707, respectively                                            9,824,878             12,107,184
  Available-for-sale, carried at fair value                                            11,392,514                      -
Loans receivable, net                                                                 174,044,353            158,034,126
Accrued interest receivable                                                             1,952,013              1,633,042
Foreclosed real estate, net                                                               526,234              1,051,033
Premises and equipment, net                                                             3,388,532              3,256,065
Stock in Federal Home Loan Bank of Dallas, at cost                                      1,844,400              1,739,900
Mortgage servicing rights                                                                 437,581                231,541
Deferred tax assets                                                                       325,303                360,152
Other assets                                                                              163,776                444,088
                                                                                     ------------           ------------
         Total assets                                                                $233,944,486           $217,856,044
                                                                                     ============           ============

                                               LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits                                                                           $192,033,298           $174,327,887
  Advance from Federal Home Loan Bank                                                   2,000,000              2,000,000
  Advances from borrowers for taxes and insurance                                       3,923,588              3,518,198
  SAIF special assessment payable                                                               -              1,070,478
  Accrued expenses and other liabilities                                                1,981,724              1,149,898
                                                                                     ------------           ------------
    Total liabilities                                                                 199,938,610            182,066,461

DEFERRED INCOME
  Gain on sale of real estate owned                                                       217,672                358,915

STOCKHOLDERS' EQUITY
  Preferred stock, no par value, 5,000,000 shares authorized; none issued                       -                      -
  Common stock, $.01 par value, 25,000,000 shares authorized;
    2,674,668 and 2,664,265 shares issued; 2,443,568 and 2,664,265
    shares outstanding in 1997 and 1996, respectively                                      26,747                 26,643
  Additional paid-in capital                                                           22,471,258             22,297,343
  Retained earnings, substantially restricted                                          16,788,491             14,746,925
  Less:
  Treasury stock, at cost (231,100 shares)                                            (3,423,528)                      -
    Shares acquired by Employee Stock Ownership Plan                                  (1,378,106)            (1,528,219)
    Shares acquired by Management Recognition Plan                                      (682,483)               (24,375)
    Net unrealized loss on investments available-for-sale, net of
      income taxes of $7,303 and $45,152, respectively                                   (14,175)               (87,649)
                                                                                     ------------           ------------
         Total stockholders' equity                                                    33,788,204             35,430,668
                                                                                     ------------           ------------
           Total liabilities and stockholders' equity                                $233,944,486           $217,856,044
                                                                                     ============           ============



See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                 YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995


                                                             1997                      1996                        1995
                                                       --------------             ---------------              ---------------
INTEREST INCOME
  Loans receivable                                       $14,093,616                  $12,169,431                  $10,337,486
  Mortgage-backed securities                               1,134,799                      700,215                      249,244
  Investment securities                                    1,657,500                    2,170,435                    2,289,539
  Other                                                      286,566                      354,197                      355,540
                                                         -----------                  -----------                  -----------
    Total interest income                                 17,172,481                   15,394,278                   13,231,809

INTEREST EXPENSE
  Deposits                                                 8,599,136                    8,390,643                    6,924,045
  Interest on borrowings                                     171,913                       62,749                      202,941
                                                         -----------                  -----------                  -----------
    Total interest expense                                 8,771,049                    8,453,392                    7,126,986
                                                         -----------                  -----------                  -----------
    Net interest income                                    8,401,432                    6,940,886                    6,104,823

PROVISION FOR LOSSES ON LOANS                                110,084                      100,000                       25,197
                                                         -----------                  -----------                  -----------
    Net interest income after provision for
      losses on loans                                      8,291,348                    6,840,886                    6,079,626

NONINTEREST INCOME
  Fees and deposit service charges                           947,783                      906,612                      767,202
  Real estate operations, net                                179,718                       84,309                       75,095
  Other                                                      101,604                       68,245                       85,299
  Mortgage servicing rights                                  162,462                      230,491                            -
                                                         -----------                  -----------                  -----------
    Total noninterest income                               1,391,567                    1,289,657                      927,596

NONINTEREST EXPENSE
  Compensation and benefits                                3,269,947                    2,977,991                    3,005,431
  Occupancy and equipment                                    529,124                      442,633                      406,933
  Insurance expense                                          224,658                      447,528                      433,967
  Provisions for real estate losses                          (88,737)                    (102,142)                      16,136
  Other                                                    1,127,519                    1,010,016                    1,182,539
  SAIF special assessment                                          -                    1,070,478                            -
                                                         -----------                  -----------                  -----------
    Total noninterest expense                              5,062,511                    5,846,504                    5,045,006

INCOME BEFORE TAXES ON INCOME                              4,620,404                    2,284,039                    1,962,216

TAXES ON INCOME
  Current                                                  1,383,880                      623,000                      556,146
  Deferred                                                    (3,000)                      81,000                       17,000
                                                         -----------                  -----------                  -----------
    Total income tax expense                               1,380,880                      704,000                      573,146
                                                         -----------                  -----------                  -----------
      Net earnings                                       $ 3,239,524                  $ 1,580,039                  $ 1,389,070
                                                         ===========                  ===========                  ===========

      Earnings per share                                 $      1.30                  $       .64                  $       .56
                                                         ===========                  ===========                  ===========

      Average number of shares outstanding                 2,485,535                    2,483,708                    2,460,765
                                                         ===========                  ===========                  ===========


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995



                                                                                 Unvested       Unvested
                                                                Additional        Shares         Shares
                                                    Common       Paid-in          Held by       Held by
                                                    Stock        Capital           ESOP           MRP
                                                  ---------    -----------      ---------     ----------
BALANCE AT SEPTEMBER 30, 1994                      $ 26,496     $6,880,380      $(460,683)     $(227,500)
  ESOP shares released                                    -         10,878        102,374              -
  Accrual of management recognition
    plan awards                                           -              -              -        105,625
  Dividends declared                                      -              -              -              -
  Change in net unrealized loss
    on securities available-for-sale                      -              -              -              -
  Shares issued under stock option plan                  14          9,986              -              -
  Net earnings                                            -              -              -              -
                                                  ---------    -----------   ------------    -----------

BALANCE AT SEPTEMBER 30, 1995                        26,510      6,901,244       (358,309)      (121,875)
  Shares issued under stock option plan                  78         54,762              -              -
  ESOP shares released                                    -         20,480        124,820              -
  Accrual of management recognition
    plan awards                                           -              -              -         97,500
  Cancellation of shares held by
    Jacksonville Federal Mutual
    Holding Company                                 (16,128)        16,128              -              -
  Proceeds from issuance of 1,618,409
    shares of Jacksonville Bancorp, Inc.
    common stock on March 29, 1996, net
    of 140 fractional shares acquired, and
    net of offering expense of $863,178              16,183     15,304,729     (1,294,730)             -
  Return of capital from Jacksonville
    Federal Mutual Holding Company                        -              -              -              -
  Change in net unrealized loss on
    securities available-for-sale                         -              -              -              -
  Dividends declared                                      -              -              -              -
  Net earnings                                            -              -              -              -
                                                  ---------    -----------   ------------    -----------
BALANCE AT SEPTEMBER 30, 1996                        26,643     22,297,343     (1,528,219)       (24,375)


                                                  Unrealized
                                                   Loss on
                                                  Securities                                    Total
                                                  Available-     Retained       Treasury    Stockholders'
                                                   For-Sale      Earnings        Stock         Equity
                                                 -----------   ------------   ------------  -------------
BALANCE AT SEPTEMBER 30, 1994                      $(194,125)   $12,964,133   $          -    $18,988,701
  ESOP shares released                                     -              -              -        113,252
  Accrual of management recognition
    plan awards                                            -              -              -        105,625
  Dividends declared                                       -       (409,352)             -       (409,352)
  Change in net unrealized loss
    on securities available-for-sale                 133,570              -              -        133,570
  Shares issued under stock option plan                    -              -              -         10,000
  Net earnings                                             -      1,389,070              -      1,389,070
                                                   ---------    -----------   ------------    -----------
BALANCE AT SEPTEMBER 30, 1995                        (60,555)    13,943,851              -     20,330,866
  Shares issued under stock option plan                    -              -              -         54,840
  ESOP shares released                                     -              -              -        145,300
  Accrual of management recognition
    plan awards                                            -              -              -         97,500
  Cancellation of shares held by
    Jacksonville Federal Mutual
    Holding Company                                        -              -              -              -
  Proceeds from issuance of 1,618,409
    shares of Jacksonville Bancorp, Inc.
    common stock on March 29, 1996, net
    of 140 fractional shares acquired, and
    net of offering expense of $863,178                    -              -              -     14,026,182
  Return of capital from Jacksonville
    Federal Mutual Holding Company                         -        100,000              -        100,000
  Change in net unrealized loss on
    securities available-for-sale                    (27,094)             -              -        (27,094)
  Dividends declared                                       -       (876,965)             -       (876,965)
  Net earnings                                             -      1,580,039              -      1,580,039
                                                   ---------    -----------   ------------    -----------
BALANCE AT SEPTEMBER 30, 1996                        (87,649)    14,746,925              -     35,430,668

                           JACKSONVILLE BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995
                                   CONTINUED


                                                                      Unvested        Unvested
                                                      Additional       Shares          Shares
                                           Common      Paid-in        Held by         Held by
                                           Stock       Capital          ESOP            MRP
                                          -------    -----------     ----------      ---------
BALANCE AT SEPTEMBER 30, 1996             $26,643    $22,297,343    $(1,528,219)     $ (24,375)
  Shares issued under stock
    option plan                               104         73,237              -              -
  ESOP shares released                          -        100,678        150,113              -
  Purchase of management
    recognition plan shares                     -              -              -       (835,693)
  Accrual of management
    recognition plan awards                     -              -              -        177,585
  Change in net unrealized
    loss on securities
      available-for-sale                        -              -              -              -
  Dividends declared                            -              -              -              -
  Net earnings                                  -              -              -              -
  Purchase of Treasury stock                    -              -              -              -
                                          -------    -----------    -----------      ---------
BALANCE AT SEPTEMBER 30, 1997             $26,747    $22,471,258    $(1,378,106)     $(682,483)
                                          =======    ===========    ===========      =========


                                       Unrealized
                                        Loss on
                                       Securities                                      Total
                                       Available-      Retained       Treasury      Stockholders'
                                        For-Sale       Earnings        Stock           Equity
                                      ------------   ------------   ------------    -------------
BALANCE AT SEPTEMBER 30, 1996             $(87,649)   $14,746,925    $         -    $35,430,668
  Shares issued under stock
    option plan                                  -              -              -         73,341
  ESOP shares released                           -              -              -        250,791
  Purchase of management
    recognition plan shares                      -              -              -       (835,693)
  Accrual of management
    recognition plan awards                      -              -              -        177,585
  Change in net unrealized
    loss on securities
      available-for-sale                    73,474              -              -         73,474
  Dividends declared                             -     (1,197,958)             -     (1,197,958)
  Net earnings                                   -      3,239,524              -      3,239,524
  Purchase of Treasury stock                     -              -     (3,423,528)    (3,423,528)
                                          --------    -----------    -----------    -----------
BALANCE AT SEPTEMBER 30, 1997             $(14,175)   $16,788,491    $(3,423,528)   $33,788,204
                                          ========    ===========    ===========    ===========



See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995


                                                                         1997                1996                  1995
                                                                      ----------         -------------        -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                        $  3,239,524         $   1,580,039         $  1,389,070
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation                                                       212,715               187,119              179,385
      Amortization/accretion of securities                                37,035               148,300              121,942
      Provision for losses (gains) on loans and on real
        estate                                                            21,347                (2,142)              41,333
      Loans originated for sale                                      (22,311,000)          (21,848,000)         (13,817,000)
      Loans sold                                                      22,311,000            21,848,000           13,817,000
      Net loss on sale of other real estate                              179,521               162,422              255,948
      Accrual of MRP awards                                              177,585                97,500              105,625
      Release of ESOP shares                                             250,791                85,217               10,878
      Change in assets and liabilities:
         Decrease (increase) in other assets                             280,312                24,709             (111,127)
         (Increase) decrease in deferred tax assets                       (3,000)               57,332               76,955
         (Decrease) increase SAIF assessment payable                  (1,070,478)            1,070,478                    -
         Increase in accrued expenses and
          other liabilities                                              831,826               163,262               33,717
         Decrease in deferred income                                    (141,243)              (79,137)            (131,534)
         Increase in mortgage servicing rights                          (206,040)             (231,541)                   -
         Increase in accrued interest receivable                        (318,971)             (184,694)             (73,520)
                                                                    ------------         -------------         ------------
          Net cash provided by operating activities                    3,490,924             3,078,864            1,898,672
                                                                    ------------         -------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on maturity of investment securities                       13,955,186            23,409,535           15,542,656
  Purchase of investment securities                                   (5,995,546)          (14,474,405)         (13,474,300)
  Net principal originations on loans                                (16,062,470)          (21,825,762)         (14,450,731)
  Proceeds from sale of foreclosed real estate                           376,174               565,545            1,849,871
  Purchase of mortgage-backed securities                             (11,371,963)          (10,926,796)          (1,001,897)
  Principal paydowns on mortgage-backed securities                     2,251,044             2,238,744              551,483
  Capital expenditures                                                  (345,182)             (534,461)            (463,056)
  Purchase of stock in FHLB Dallas                                      (104,500)             (103,700)             (92,800)
  Return of capital from mutual holding company                                -               100,000                    -
                                                                    ------------         -------------         ------------
          Net cash used in investing activities                      (17,297,257)          (21,551,300)         (11,538,774)
                                                                    ------------         -------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                            17,705,411               516,941           14,467,835
  Net increase in advance payments by
    borrowers for property taxes and insurance                           405,390               191,615              620,477
  Advances from FHLB                                                   5,000,000             4,000,000                    -
  Payment of FHLB advance                                             (5,000,000)           (2,000,000)          (4,000,000)
  Proceeds from sale of common stock                                           -            14,026,182                    -
  Proceeds from exercise of stock options                                 73,341                54,840               10,000
  Payment of ESOP loan                                                         -              (298,226)                   -
  Purchase of Treasury stock                                          (3,423,528)                    -                    -
  Purchase of MRP shares                                                (835,693)                    -                    -
  Dividends paid                                                      (1,197,958)             (876,965)            (409,352)
                                                                    ------------        --------------         ------------
          Net cash provided by financing activities                   12,726,963            15,614,387           10,688,960
                                                                    ------------        --------------         ------------
          Net (decrease) increase in cash
           and cash equivalents                                       (1,079,370)           (2,858,049)           1,048,858

CASH AND CASH EQUIVALENTS
  Beginning of year                                                    5,193,415             8,051,464            7,002,606
                                                                    ------------        --------------         ------------
  End of year                                                       $  4,114,045        $    5,193,415         $  8,051,464
                                                                    ============        ==============         ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996



NOTE 1 - BASIS OF PRESENTATION AND REORGANIZATION

  The accompanying consolidated financial statements include the accounts of Jacksonville Bancorp, Inc. (Company), and its wholly-owned subsidiary Jacksonville IHC, Inc. (IHC), and its wholly-owned subsidiary Jacksonville Savings Bank, SSB (Bank), and its wholly-owned subsidiary JS&L Corporation (JS&L). The Company, through its principal subsidiary, the Bank, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in the East Texas area. To a lesser extent, the Bank also originates construction loans, land loans, and consumer loans. IHC's main activity is holding an intercompany loan receivable from the Bank in connection with the Bank's employee stock ownership plan. JS&L's main activity is the servicing of purchased residential mortgage notes receivable. All significant intercompany transactions and balances are eliminated in consolidation.

  On March 29, 1996, Jacksonville Savings and Loan Association (Association), and Jacksonville Federal Mutual Holding Company (Mutual Holding Company), completed a second step conversion (Reorganization). As part of the Reorganization, Jacksonville Bancorp, was formed as a first-tier wholly-owned subsidiary of the Association. The Mutual Holding Company was converted to an interim federal stock savings association and simultaneously merged with and into the Association. At that point, the Mutual Holding Company ceased to exist and 1,137,500 shares, or 60.8%, of the outstanding Association's common stock owned by the Mutual Holding Company was canceled. A second interim savings and loan association (Interim) which was formed by Jacksonville Bancorp solely for the Reorganization was then merged with and into the Association. As a result of the merger of Interim with and into the Association, the Association became a wholly-owned subsidiary of Jacksonville Bancorp. Pursuant to an exchange ratio of 1.41785 shares for each share of the Association common stock, the 737,734 outstanding public shares of the Association were exchanged for approximately 1,045,996 shares of Jacksonville Bancorp. The exchange ratio insured that the public stockholders of the Association maintained a 39.2% ownership interest in Jacksonville Bancorp. Concurrent with the Reorganization, Jacksonville Bancorp sold 1,618,409 additional shares to members of the Mutual Holding Company, employees of the Association, and the public at a price of $10.00 per share. Reorganization and offering costs of approximately $863,000 resulted in net proceeds from the offering of approximately 14,026,000.

  Each depositor of the Association, as of the effective date of the Conversion, will have upon liquidation of the Association a right to their pro rata interest in a liquidation account established pursuant to regulations for the benefit of such depositors. The Association maintains records to ensure such rights will receive statutory priority as required. The reorganization was accounted for as a change in corporate form with the historic basis of accounting for the Association unchanged.

  On July 2, 1997, the Association consummated its conversion to a state-chartered savings bank, Jacksonville Savings Bank, SSB. The main purpose of the conversion was to reduce the duplication associated with meeting the regulatory requirements of three regulators. With the conversion to a state savings bank, the Bank will be regulated by the Texas Savings and Loan Department and its primary federal regulator, and the insurer of its deposits will be the FDIC. Prior to the conversion, the Association's primary federal regulator had been the Office of Thrift Supervision.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

  INVESTMENT AND MORTGAGE-BACKED SECURITIES - CONTINUED

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

    The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience known, and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Currently, the allowance for loan losses is formally reevaluated on a quarterly basis. In management's opinion there are no material loans, either individually or in the aggregate, which are impaired as defined by Statement of Financial Accounting Standards No. 114, as amended by Statement No. 118.
    While management uses available information to recognize losses on loans, further additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies as an integral part of their examinations, periodically review the allowance for loan losses.

    Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

  LOANS HELD-FOR-SALE
  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to earnings.

  LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS
  Loan fees received are accounted for substantially in accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."
  Loan fees and certain direct loan origination costs are deferred, and the net fee is recognized as an adjustment to interest income over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

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

  MORTGAGE SERVICING RIGHTS
  Effective October 1, 1995 with the adoption of Financial Accounting Standards No. 122 (SFAS No. 122) entitled "Accounting for Mortgage Servicing Rights," the cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the estimated fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and market data regarding sales of mortgage servicing rights. The Bank sells predominately single-family first mortgage loans with simple risk characteristics and uses a single stratum for purposes of measuring impairment. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

  EARNINGS PER SHARE
  Earnings per share have been calculated by dividing net income by the weighted average number of shares of common stock outstanding for the year. The effect of shares issuable under stock options has been accounted for using the treasury stock method. As discussed in Note 14, the Bank accounts for shares issued to its Employee Stock Ownership Plans (ESOP) in accordance with Statement of Position 93-6. As a result, shares controlled by the ESOP are not considered in the weighted average number of shares of common stock outstanding until the shares are committed for allocation to an employee's individual account. All per share amounts and outstanding shares previously reported for the Bank have been adjusted to reflect the Reorganization using the exchange ratio of 1.41785 and adjusted for additional shares acquired by the ESOP. While the number of outstanding shares has been restated for all periods to reflect the Reorganization, earnings on the proceeds from the Reorganization are reflected only in the third and fourth quarters of 1996.

  STOCK-BASED COMPENSATION
  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  CASH FLOWS
  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows:

                                                                        September 30,
                                                      ------------------------------------------------
                                                            1997             1996            1995
                                                      --------------     ------------    -------------
    Cash on hand and in banks                           $  1,336,212     $  2,777,737     $  2,248,481
    Interest bearing deposits                              2,777,833        2,415,678        5,802,983
                                                        ------------     ------------     ------------
    Cash and cash equivalents                           $  4,114,045     $  5,193,415     $  8,051,464
                                                        ============     ============     ============

    Supplemental disclosure:
      Cash paid for:
         Interest                                       $  8,776,209     $  8,439,688     $  7,103,637
                                                        ============     ============     ============
         Income taxes                                   $    825,000     $    500,000     $    565,000
                                                        ============     ============     ============

    Non-cash operating activities:
      Change in deferred taxes on net unrealized
         gains and losses on securities
         available-for-sale                             $    (37,850)    $     13,957     $    (64,809)
                                                        ============     ============     ============

    Non-cash investing activities:
      Change in net unrealized gains and losses
         on securities available-for-sale               $    111,323     $    (41,051)    $    202,379
                                                        ============     ============     ============
      Transfer from loans to real estate acquired
         through foreclosure                            $    689,000     $    410,000     $    958,000
                                                        ============     ============     ============
      Loans made relating to sale of foreclosed
         real estate                                    $    569,805     $  1,308,536     $  1,502,600
                                                        ============     ============     ============

    Non-cash financing activities:
      Reduction of ESOP obligation recorded
         as compensation                                $          -     $          -     $    102,374
                                                        ============     ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 3 - INVESTMENT SECURITIES

  The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1997:

                                                             Available-for-sale
                                       ---------------------------------------------------------------
                                                                                           Estimated
                                         Amortized      Unrealized       Unrealized          Market
                                           Cost            Gains          Losses             Value
                                       ------------  ---------------   --------------     ------------

    U. S. Agency securities            $  3,493,535  $         6,400   $       31,035     $  3,468,900
                                       ============  ===============   ==============     ============

                                                                Held-to-maturity
                                        --------------------------------------------------------------
                                                                                           Estimated
                                          Amortized      Unrealized      Unrealized          Market
                                            Cost            Gains          Losses            Value
                                        ------------  --------------  ---------------     ------------

    U. S. Treasury notes                $ 6,492,139   $       17,582   $        6,121      $ 6,503,600
    U. S. Agency securities              15,969,818           49,129           13,687       16,005,260
                                        -----------   --------------   --------------      -----------
                                        $22,461,957   $       66,711   $       19,808      $22,508,860
                                        ===========   ==============   ==============      ===========

  The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1996:

                                                                    Available-for-sale
                                       ----------------------------------------------------------------
                                                                                            Estimated
                                         Amortized        Unrealized       Unrealized         Market
                                           Cost             Gains            Losses           Value
                                       ------------     -------------    -------------     ------------
    U.S. Agency securities             $  7,491,551     $          -     $     132,801     $  7,358,750
                                       ============     =============    =============     ============

                                                               Held-to-maturity
                                       ---------------------------------------------------------------
                                                                                            Estimated
                                         Amortized       Unrealized      Unrealized          Market
                                           Cost            Gains           Losses            Value
                                       ------------     ------------    -------------     ------------
    U. S. Treasury notes                $ 8,979,850     $      7,329    $      44,514      $ 8,942,665
    U. S. Agency securities              17,466,898           70,623          102,097       17,435,424
                                        -----------     ------------    -------------      -----------
                                        $26,446,748     $     77,952    $     146,611      $26,378,089
                                        ===========     ============    =============      ===========

  The scheduled maturities of securities at September 30, 1997, were as follows:

                                             Held-to-maturity                  Available-for-sale
                                               securities                          securities
                                       --------------------------------   ----------------------------
                                                           Estimated                        Estimated
                                         Amortized          Market          Amortized        Market
                                           Cost             Value             Cost           Value
                                       ------------      -----------      -----------       ----------
    Due in one year or less             $ 9,501,221      $ 9,485,475     $    500,000     $    480,000
    Due from one to five years           11,960,736       12,015,885        1,993,603        1,998,900
    Due from five to ten years            1,000,000        1,007,500          999,932          990,000
                                        -----------      -----------     ------------     ------------
                                        $22,461,957      $22,508,860     $  3,493,535     $  3,468,900
                                        ===========      ===========     ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 3 - INVESTMENT SECURITIES - CONTINUED

  The scheduled maturities of securities at September 30, 1996, were as follows:

                                               Held-to-maturity               Available-for-sale
                                                  securities                     securities
                                       -------------------------------   ----------------------------
                                                           Estimated                       Estimated
                                          Amortized          Market        Amortized         Market
                                            Cost             Value           Cost            Value
                                       ------------      ------------    ------------     ------------
    Due in one year or less             $ 9,004,738      $ 9,069,918     $          -     $          -
    Due from one to five years           17,442,010       17,308,171        4,491,775        4,431,250
    Due from five to ten years                    -                -        2,999,776        2,927,500
                                        -----------      -----------     ------------     ------------
                                        $26,446,748      $26,378,089     $  7,491,551     $  7,358,750
                                        ===========      ===========     ============     ============

NOTE 4 - MORTGAGE-BACKED SECURITIES

  The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                              Held-to-maturity
                                       ---------------------------------------------------------------
                                                                                            Estimated
            September 30,                Amortized       Unrealized      Unrealized           Market
               1997                         Cost            Gains          Losses             Value
    -----------------------            ------------   --------------  ---------------     ------------
    GNMA certificates                  $  1,078,879   $       47,797  $         9,000     $  1,117,676
    FHLMC certificates                    2,397,944           25,736           13,579        2,410,101
    FNMA certificates                     6,348,055           65,604            5,413        6,408,246
                                      -------------   --------------  ---------------    -------------
                                       $  9,824,878    $     139,137   $       27,992     $  9,936,023
                                       ============    =============   ==============     ============


                                                             Available-for-sale
                                       ---------------------------------------------------------------
                                                                                            Estimated
            September 30,                Amortized       Unrealized      Unrealized           Market
               1997                         Cost            Gains          Losses             Value
    -----------------------            ------------   --------------  ---------------     ------------
    GNMA certificates                   $         -   $            -  $             -      $         -
    FHLMC certificates                    4,840,229           11,962              354        4,851,837
    FNMA certificates                     6,549,129                -            8,452        6,540,677
                                        -----------   --------------  ---------------      -----------
                                        $11,389,358   $       11,962  $         8,806      $11,392,514
                                        ===========   ==============  ===============      ===========

                                                               Held-to-maturity
                                       ---------------------------------------------------------------
                                                                                            Estimated
            September 30,                Amortized       Unrealized      Unrealized           Market
               1996                         Cost            Gains          Losses             Value
    -----------------------            ------------   --------------  ---------------     ------------
    GNMA certificates                   $ 1,283,657   $       41,817   $       33,256      $ 1,292,218
    FHLMC certificates                    3,553,077           21,408           37,966        3,536,519
    FNMA certificates                     7,270,450            9,923            1,403        7,278,970
                                        -----------   --------------   --------------      -----------
                                        $12,107,184   $       73,148   $       72,625      $12,107,707
                                        ===========   ==============   ==============      ===========

  There were no mortgage-backed securities available-for-sale at September 30, 1996.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED

  The scheduled maturities of mortgage-backed securities at September 30, 1997, were as follows:

                                               Held-to-maturity               Available-for-sale
                                                  securities                      securities
                                       ------------------------------     ----------------------------
                                                           Estimated                       Estimated
                                          Amortized         Market         Amortized         Market
                                             Cost           Value             Cost           Value
                                        ------------     ------------     -----------     ------------
    Due in one year or less            $          -     $          -      $         -      $         -
    Due from one to five years              767,975          769,643                -                -
    Due from five to ten years            4,091,899        4,658,611                -                -
    Due after ten years                   4,965,004        4,507,769       11,389,358       11,392,514
                                       ------------     ------------      -----------     ------------
                                       $  9,824,878     $  9,936,023      $11,389,358      $11,392,514
                                       ============     ============      ===========      ===========

  The scheduled maturities of mortgage-backed securities as of September 30, 1996, were as follows:

                                                 Held-to-maturity               Available-for-sale
                                                    securities                      securities
                                         ------------------------------     ---------------------------
                                                             Estimated                       Estimated
                                            Amortized         Market         Amortized        Market
                                               Cost           Value            Cost           Value
                                          ------------     ------------     -----------     -----------
    Due in one year or less             $     881,477    $     881,477   $            -  $           -
    Due from one to five years                794,561          794,561                -
    Due from five to ten years              2,905,467        2,915,390                -              -
    Due after ten years                     7,525,679        7,516,279                -              -
                                          -----------      -----------   --------------  -------------
                                          $12,107,184      $12,107,707   $            -  $           -
                                          ===========      ===========   ==============  =============

NOTE 5 - LOANS RECEIVABLE

  Loans receivable are summarized as follows:

                                                                                September 30,
                                                                         -----------------------------
                                                                             1997             1996
                                                                         ------------     ------------
    Mortgage loans (principally conventional):
      Single family residential                                          $141,106,415     $132,599,211
      Multi-family residential                                              1,143,982        1,268,331
      Commercial                                                            9,491,964        8,604,174
      Construction                                                         10,799,609        6,996,272
      Land                                                                  3,445,890        4,394,732
                                                                         ------------     ------------
                                                                          165,987,860      153,862,720
    Business and Consumer loans:
      Commercial business                                                      76,261          218,984
      Consumer:
         Secured by deposits                                                2,126,445        2,289,873
         Secured by vehicles                                                6,537,021        2,961,000
         Personal real estate loans                                         4,274,291        2,685,808
         Other                                                              1,983,294          921,535
                                                                         ------------     ------------
                                                                           14,997,312        9,077,200
                                                                         ------------     ------------
         Total loans                                                      180,985,172      162,939,920
      Less:
         Undisbursed portion of loans in process                           (5,024,707)      (2,956,166)
         Unearned discounts                                                   (62,338)         (89,217)
         Net deferred loan-origination fees                                  (661,797)        (760,411)
         Allowance for loan losses                                         (1,191,977)      (1,100,000)
                                                                         ------------     ------------
           Net loans                                                     $174,044,353     $158,034,126
                                                                         ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 5 - LOANS RECEIVABLE - CONTINUED

  The Bank at September 30, had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 7.25% to 10.00%) as follows:

                                            1997             1996
                                         ----------       ----------
         Variable-rate                   $  729,000       $  586,922
         Fixed-rate                       4,092,301        4,785,563
                                         ----------       ----------
                                         $4,821,301       $5,372,485
                                         ==========       ==========

  The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

  Activity in the allowance for loan losses is summarized as follows:

                                                                         September 30,
                                                        ----------------------------------------------
                                                            1997             1996              1995
                                                        ------------     ------------     ------------
    Balance at beginning of period                      $  1,100,000     $  1,000,000     $  1,000,087
      Provision charged to income                            110,084          100,000           25,197
      Charge-offs                                            (18,107)               -          (56,962)
      Recoveries                                                   -                -           31,678

    Balance at end of period                            $  1,191,977     $  1,100,000     $  1,000,000
                                                        ============     ============     ============

  At September 30, 1997 and 1996, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $644,000 and $815,000, at September 30, 1997 and 1996, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

  Loans to officers and directors totaled $354,000 and $361,000 at September 30, 1997 and 1996, respectively.

  Mortgage loans serviced for others are not included in the accompanying
  consolidated statements of financial         condition.  The unpaid principal
  balances of these loans is summarized as follows:

                                                                            September 30,
                                                         ---------------------------------------------
                                                             1997             1996            1995
                                                         -----------      -----------      -----------
  Mortgage loans underlying FHLMC
    pass-through securities                              $62,078,118      $47,171,302      $31,096,293
                                                         ===========      ===========      ===========

  Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,419,000 and $1,125,000, at September 30, 1997 and 1996, respectively.

NOTE 6 - REAL ESTATE

  An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans follows:

                                                                           September 30,
                                                         ---------------------------------------------
                                                              1997            1996             1995
                                                        ------------     ------------     ------------
    Balance at beginning of period                      $  1,691,527     $  2,050,507     $  2,229,666
      Provisions for losses                                  (88,737)        (102,142)          16,136
      Charge-offs                                           (297,818)        (256,838)        (195,295)
      Recoveries                                                   -                -                -
                                                        ------------     ------------     ------------
    Balance at end of period                            $  1,304,972     $  1,691,527     $  2,050,507
                                                        ============     ============     ============

  For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 7 - ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable is summarized as follows:

                                                                 September 30,
                                                         ----------------------------
                                                            1997             1996
                                                         -----------      -----------
    Investment securities                                $   384,752      $   548,638
    Mortgage-backed securities                               149,218           82,575
    Loans receivable                                       1,418,043        1,001,829
                                                         -----------      -----------
                                                          $1,952,013       $1,633,042
                                                          ==========       ==========

NOTE 8 - PREMISES AND EQUIPMENT

  Premises and equipment consist of the following:

                                                          September 30,
                                                  ---------------------------              Estimated
                                                      1997             1996               Useful Lives
                                                  ----------       ----------            -------------
    Land                                          $  466,718       $  466,718                -
    Building and improvements                      3,393,362        3,252,841            5 to 40 years
    Furniture, fixtures and equipment              1,978,494        1,773,835            3 to 15 years
                                                  ----------       ----------
                                                   5,838,574        5,493,394
    Less accumulated depreciation                  2,450,042        2,237,329
                                                  ----------       ----------
                                                  $3,388,532       $3,256,065
                                                  ==========       ==========

NOTE 9 - DEPOSITS

  Deposits are summarized as follows:

                                                     1997                              1996
                                         ---------------------------      ----------------------------
                                          Amount             Percent         Amount           Percent
                                        -----------         --------      -----------        ---------
    Transaction accounts:
      Demand and NOW                    $18,411,158             9.60      $13,176,028             7.56
      Money market                       15,829,107             8.24       17,648,483            10.12
      Passbook savings                   12,202,513             6.35       11,423,531             6.55
                                       ------------         --------     ------------        ---------
                                         46,442,778            24.19       42,248,042            24.23
                                       ------------         --------     ------------        ---------
    Certificates of deposit:
      3% to 4%                         $          -                -     $  3,973,491             2.28
      4% to 5%                           24,305,496            12.66       46,339,139            26.58
      5% to 6%                           99,707,956            51.92       50,047,745            28.72
      6% to 7%                           21,280,985            11.08       31,368,135            17.99
      7% to 8%                              150,153              .08          212,336              .12
      8% to 9%                              145,930              .07          138,999              .08
                                       ------------         --------     ------------        ---------
                                        145,590,520            75.81      132,079,845            75.77
                                       ------------         --------     ------------        ---------
                                       $192,033,298           100.00     $174,327,887           100.00
                                       ============         ========     ============        =========

  The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $23,191,000 and $17,171,000, at September 30, 1997 and 1996, respectively.

  Scheduled maturities of certificates of deposit are as follows:

                                                             1997
                                                ----------------------------
     Term to maturity                             Amount            Percent
    ------------------                          ------------        --------
    Within 12 months                            $121,806,474           83.66
    12 to 24 months                               13,502,534            9.27
    24 to 36 months                                   10,000             .01
    Greater than 36 months                        10,271,512            7.06
                                                ------------        --------
                                                $145,590,520          100.00
                                                ============        ========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 9 - DEPOSITS - CONTINUED

  Interest expense on deposits is summarized as follows:

                                                             1997             1996            1995
                                                          ----------       ----------       ----------
    Money Market                                          $  597,484       $  579,466       $  642,044
    Passbook savings                                         340,422          338,728          328,008
    NOW                                                      201,920          205,815          239,489
    Certificates of deposit                                7,459,310        7,266,634        5,714,504
                                                          ----------       ----------       ----------
                                                          $8,599,136       $8,390,643       $6,924,045
                                                          ==========       ==========       ==========

  The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank.

  In September 1996, Congress passed legislation to recapitalize the Savings Association Insurance Fund (SAIF) which insures Bank depositors up to applicable limits established by the Federal Deposit Insurance Corporation
  (FDIC). This recapitalization will result in a substantial reduction in future insurance premiums (based on current rates) and will put the Bank at the same premium level as a well capitalized commercial bank. This one time assessment of $1,070,000 was accrued as a charge to expense in the accompanying September 30, 1996 statement of earnings.

NOTE 10 - BORROWINGS

  During June, 1996, the Bank borrowed $4,000,000 from the Federal Home Loan Bank of Dallas. The $2,000,000 balance at September 30, 1997, bears interest at 5.87% and is due June 2003. The note is secured by a pledge of Federal Home Loan Bank stock.

NOTE 11 - FEDERAL INCOME TAXES

  The Company and its subsidiaries file a consolidated federal income tax return. If certain conditions are met in determining taxable income, the Bank is allowed a special bad-debt deduction, based on a percentage of taxable income (presently 8%), or on specified experience formulas. This special bad-debt deduction is repealed for years beginning after January 1, 1997.

  The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                              1997            1996             1995
                                                          ----------       ----------       ----------
    Computed "expected" tax expense                       $1,570,937       $  776,573       $  667,153
    Adjustments:
      SFAS No. 122 mortgage servicing rights                 (55,237)         (78,367)               -
      Bad-debt deduction and real estate losses             (161,600)         (12,200)        (101,799)
      Other                                                   26,780           17,994            7,792
                                                          ----------       ----------       ----------
                                                          $1,380,880       $  704,000       $  573,146
                                                          ==========       ==========       ==========

  Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                                             1997            1996              1995
                                                         -----------      -----------      -----------
    Deferred loan fees                                   $    33,529      $    45,270      $    14,881
    Accrued pension liability                                (18,192)         (15,877)         (19,335)
    FHLB stock dividends                                      35,530           35,360           31,552
    Deferred compensation                                     31,883           21,707                -
    Deferred loan costs                                      (65,334)               -                -
    Other, net                                               (20,416)          (5,460)         (10,098)
                                                         -----------      -----------      -----------
                                                         $    (3,000)     $    81,000      $    17,000
                                                         ===========      ===========      ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 11 - FEDERAL INCOME TAXES - CONTINUED
  The components of the net deferred tax assets shown in the accompanying balance sheets at September 30, were comprised of the following:

                                                                             1997             1996
                                                                         ------------      -----------
    Deferred income tax assets:
      Net unrealized losses on available-for-sale securities             $      8,376      $    45,162
      Deferred loan fees                                                      225,011          258,000
      Deferred compensation and other employee benefits                       333,872          321,000
      Deferred loan costs                                                      65,334                -
                                                                         ------------      -----------
         Total deferred income tax assets                                     632,593          624,162

    Deferred income tax liabilities:
      FHLB stock dividends                                                    165,618          130,000
      Book/tax depreciation difference                                        141,672          133,000
      Other                                                                         -            1,010
                                                                         ------------      -----------
         Total deferred income tax liabilities                                307,290          264,010
                                                                         ------------      -----------
      Net deferred income tax assets                                     $    325,303      $   360,152
                                                                         ============      ===========

  Stockholders' equity at September 30, 1997 and 1996, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

NOTE 12 - STOCKHOLDERS' EQUITY

  The Mutual Holding Company had requested and received approval from the Office of Thrift Supervision to waive receipt of dividends on its shares through March 31, 1996. Dividends declared by the Association on Mutual Holding Company shares total $1,365,000 at September 30, 1996. Since the Mutual Holding Company ceased to exist effective March 29, 1996, this amount remains restricted for the payment of dividends to Company stockholders.

NOTE 13 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION

  The Bank has a qualified defined benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service and the average of the highest compensation for sixty consecutive completed calendar months. The benefits are reduced by a specified percentage of the employee's social security benefit. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund an amount between the minimum and the maximum amount that can be deducted for Federal income tax purposes.

  The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

    Actuarial present value of benefit obligations:

                                                                                  1997             1996
                                                                              -----------      -----------
      Accumulated benefit obligation:
         Vested                                                               $   946,464       $1,453,490
         Nonvested                                                                  8,702          122,567
                                                                              -----------       ----------
                                                                                  955,166        1,576,057
      Effect of projected future compensation                                     738,890          579,773
                                                                              -----------       ----------

    Projected benefit obligation for service rendered to date                   1,694,056        2,155,830
    Plan assets at fair value; primarily cash and short-term investments        1,596,085        2,328,220
                                                                              -----------       ----------
    Plan assets in excess of (less than) projected benefit obligation         $   (97,971)      $  172,390
                                                                              ===========       ==========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 13 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION - CONTINUED

    The components of computed net pension expense for the years ended September 30, are as follows:

                                                            1997              1996             1995
                                                         -----------       ----------       ----------
    Service cost - benefits earned during the year       $    95,691       $  127,148       $  118,410
    Interest cost on projected benefit obligation            149,291          155,090          148,447
    Actual return on plan assets                            (112,625)        (118,323)        (119,522)
    Net amortization and deferral                            (50,215)         (10,411)            (514)
                                                         -----------       ----------       ----------
           Net pension expense                           $    82,142       $  153,504       $  146,821
                                                         ===========       ==========       ==========

    Assumptions used to develop the net periodic
      pension cost were:
         Discount rate                                         7.00%            7.00%            6.75%
         Expected long-term rate of return on assets           6.50%            6.50%            6.50%
         Rate on increase in compensation levels               5.00%            5.00%            5.00%

  The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $39,516 in 1997, $39,508 in 1996, and $39,710 in 1995 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

  In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $100,000 in 1997, $73,000 in 1996, and $33,000 in 1995. At
  September 30, 1997 and 1996, the Bank had recorded a net liability of $300,000 and $271,000, respectively, related to such arrangements.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN

  The Bank has established an Employee Stock Ownership Plan (ESOP) for employees age 21 or older who have at least one year of credited service with the Bank. The ESOP will be funded by the Bank's contributions made in cash (which primarily will be invested in Company common stock) or common stock. Benefits may be paid either in shares of common stock or in cash. The Bank accounts for its ESOP in accordance with the AICPA's Statement of Position 93-6.

  During 1994, the ESOP borrowed $511,870 from a local bank and used the proceeds to purchase 51,187 shares of Association common stock (exchanged for 72,575 shares of Jacksonville Bancorp stock in 1996). The balance of this note was paid in full in connection with the Reorganization. Also, in conjunction with the Reorganization, the ESOP acquired an additional 129,473 shares of common stock of the Company.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN - CONTINUED

  The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral is reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $263,000, $153,000, and $114,000 for the years ended September 30, 1997, 1996, and 1995, respectively. At September 30, 1997 and 1996, 72,374 and 49,226 ESOP shares, respectively, have been released for allocation, of which 42,331 and 28,792 were allocated to participants at September 30, 1997 and 1996, respectively. The fair value of the unreleased shares of 138,297 and 161,445 at September 30, 1997 and 1996, was approximately $2,385,600 and $2,058,000, respectively.

NOTE 15 - MANAGEMENT RECOGNITION PLAN

  As part of the initial conversion, the Bank adopted a Management Recognition Plan (MRP) to enable the Bank to provide officers and employees with a proprietary interest in the Association as incentive to contribute to its success.

  The Bank contributed $292,500 to the MRP Trust, and the MRP Trust purchased 29,250 shares of common stock (exchanged for 41,472 shares of Jacksonville Bancorp stock in 1996). The committee appointed by the board of directors on March 31, 1994, granted all 41,472 shares to 13 officers. The shares granted are in the form of restricted stock to be earned and payable over a three-year period at the rate of one-third per year beginning, March 31, 1995.

  In October 1996, the Bank adopted a second MRP Trust. The Bank contributed $835,700 to the MRP Trust, and the MRP Trust purchased 55,028 shares of common stock. The shares granted are in the form of restricted stock earned and payable over a five-year period at twenty percent (20%) per year, beginning on October 22, 1997.

  Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $177,000, $97,500, and $106,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

NOTE 16 - STOCK OPTION PLANS

  Certain directors and officers have options to purchase shares of the Associations' common stock under its 1994 Stock Incentive Plans. The option price is the fair market value at the date of grant. The options are exercisable, beginning September 30, 1994, and expire March 31, 2004. Under the option plans, 73,123 shares were reserved for issuance and, at September 30, 1994, no shares remain available for future grant to directors, officers and employees on a merit basis. In connection with the formation of the Company and issuance of additional stock effective March 31, 1996, the shares under option were converted to Company shares at a ratio of 1.41785 for each share under option. The option price per share was adjusted according to $7.05 per share.

  On October 22, 1996, stockholders approved the Company's 1996 Stock Incentive Plans. Under these plans, 161,840 shares were reserved for issuance to director and officers. All shares were granted and no shares remain available for future grant. The option price is the fair market value at the date of grant. The options are exercisable, beginning October 1997, vest 20% per year, and expire October 22, 2007.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 16 - STOCK OPTION PLANS - CONTINUED

  A summary of activity in the Company's stock incentive plans follows:

                                                            Number         Aggregate      Weighted Average
                                                              of            Option             Price
                                                            Shares           Price           Per Share
                                                           ---------      -----------        ---------
    Options outstanding at September 30, 1995                102,260      $   721,230            $7.05
      Options exercised                                        7,775           54,840             7.05
                                                           ---------     ------------           ------
    Options outstanding at September 30, 1996                 94,485          666,390             7.05
      Options granted                                        161,840        2,043,230            12.63
      Options exercised                                       10,403           73,341             7.05
                                                           ---------     ------------           ------
    Options outstanding at September 30, 1997
      (excise price of $7.05 to $12.63 per share)            245,922       $2,636,279           $10.70
                                                           =========       ==========           ======

    Exercisable at September 30, 1997                         84,082      $   592,778           $ 7.05
                                                           =========      ===========           ======

  The weighted average fair value at date of grant for options granted under the 1996 Stock Incentive Plans was approximately $4.10 per option. The fair value of options at date of grant was estimated using a binomial model with the following assumptions:

      Expected life (years)                                    8
      Interest rate                                            6.6%
      Volatility                                              20%
      Dividend yield                                           3%

  Stock-based compensation costs would have reduced net income and earnings per share on a proforma basis for 1997, by approximately $88,000 and $.04 per share, respectively, had the fair values at options granted in that year been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The proforma effect on net income for 1997 is not representative of the proforma effect on net income for future years, because it does not take into effect grants made in prior years.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

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

  The Bank is obligated under noncancelable operating leases for computer equipment. Leases are generally short-term and the remaining commitment at September 30, 1997, is not significant to the Company's operations or financial condition.

NOTE 18 - REGULATORY MATTERS

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 18 - REGULATORY MATTERS - CONTINUED

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital to risk-weighted assets, and of core and tangible capital to total assets. Management believes that, as of September 30, 1997, the Bank meets all capital adequacy requirements to which it is subject.

                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                     For Capital            Prompt Corrective
                                            Actual:               Adequacy Purposes:        Action Provisions:
                                    ----------------------------------------------------------------------------
As of September 30, 1997:             Amount       Ratio          Amount      Ratio         Amount         Ratio
-------------------------           -----------    ------       ----------    -----        -----------     -----
    Risk-based capital
      (to risk-weighted assets)     $32,870,234    26.37%       $9,971,621     8.0%        $12,464,526     10.0%

    Leverage capital
      (to adjusted total assets)    $31,678,257    13.66%       $9,278,927     4.0%        $11,598,658      5.0%

    Tier I capital
      (to risk-weighted assets)     $31,678,257    25.41%       $4,985,810     4.0%         $7,478,715      6.0%

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the majority of the commitments are expected to be funded, the total commitment amounts represent future expected cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based in part on management's credit evaluation of the counter-part. Collateral held varies, but consists principally of residential real estate and deposits.

NOTE 20 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

  The economy of the Company's market area, East Texas, has in the past been directly tied to the oil and gas industry. Oil and gas prices have had an indirect effect on the Bank's business. Although the Bank has a diversified loan portfolio, a significant portion of its loans are secured by real estate. Repayment of these loans is in part dependent upon the economic conditions in the market area. Part of the risk associated with real estate loans has been mitigated, since much of this group represents loans secured by residential dwellings that are primarily owner-occupied. Losses on this type of loan have historically been less than those on speculative and commercial properties. The Bank's loan policy requires appraisal prior to funding any real estate loans and outlines the appraisal requirements on those renewing.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 21 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  CASH AND INTEREST-BEARING DEPOSITS
  For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

  INVESTMENT AND MORTGAGE-BACKED SECURITIES
  For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  ACCRUED INTEREST
  The carrying amounts of accrued interest approximates their fair values.

  LOANS RECEIVABLE
  For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  DEPOSIT LIABILITIES
  The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

  BORROWINGS
  Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

  COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
  At September 30, 1997 and 1996, the Bank had not issued any standby letters of credit. Commitments to extend credit totaled $9,905,000 and $5,372,000, at September 30, 1997 and 1996, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years. The estimated fair values of the Company's financial instruments at September 30, are as follows:

                                                          1997                             1996
                                             -----------------------------     -----------------------------
                                              Carrying            Fair           Carrying          Fair
                                               Amount             Value           Amount           Value
                                             ------------     ------------     ------------     ------------
  Financial assets:
    Cash and interest-bearing deposits       $  4,114,045     $  4,114,045     $  5,193,415     $  5,193,415
                                             ============     ============     ============     ============

    Investment securities                    $ 25,930,857     $ 25,977,760     $ 33,805,498     $ 33,736,839
                                             ============     ============     ============     ============

    Accrued interest receivable              $  1,952,013     $  1,952,013     $  1,633,042     $  1,633,042
                                             ============     ============     ============     ============

    Loans and mortgage-backed securities     $196,453,722                      $171,241,310
    Less:  Allowance for loan losses            1,191,977                         1,100,000
                                             ------------                      ------------
                                             $195,261,745     $197,461,422     $170,141,310     $172,560,000
                                             ============     ============     ============     ============
  Financial liabilities:
    Deposits                                 $192,033,298     $193,185,498     $174,327,887     $174,138,000
                                             ============     ============     ============     ============

    Borrowings                               $  2,000,000     $  2,000,000     $  2,000,000     $  2,000,000
                                             ============     ============     ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED


NOTE 22 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)

  Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization. The Company's balance sheets as of September 30, and related statements of earnings, are as follows:

                                                                                      1997             1996
                                                                                   -----------      -----------
                                 BALANCE SHEET

  ASSETS
    Cash in Bank                                                                   $   788,522      $ 5,776,215
    Investment in Bank                                                                       -       28,438,091
    Investment in IHC                                                               33,262,798        1,538,274
    Other assets                                                                        42,347           11,121
                                                                                   -----------      -----------
           Total assets                                                            $34,093,667      $35,763,701
                                                                                   ===========      ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
    Dividends payable                                                              $   305,464      $  333,033
    Stockholders' equity                                                            33,788,203       35,430,668
                                                                                   -----------      -----------
           Total liabilities and stockholders' equity                              $34,093,667      $35,763,701
                                                                                   ===========      ===========

  STATEMENT OF EARNINGS
    General and administrative expenses                                            $    91,845      $    32,708
      Loss before income taxes and equity in undistributed
         earnings of subsidiaries                                                       91,845           32,708
    Income tax (benefit)                                                               (31,226)         (11,121)
                                                                                   -----------      -----------
      Loss before equity in earnings of subsidiaries                                    60,619           21,587
    Dividends from subsidiaries                                                        374,107                -
    Equity in undistributed earnings of subsidiaries                                 2,926,036          803,529
                                                                                   -----------      -----------
           Net earnings                                                            $ 3,239,524      $   781,942
                                                                                   ===========      ===========

STOCK INFORMATION
--------------------------------------------------------------------------------

         Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 20, 1997, the Company had 2,443,568 shares of common stock outstanding and had 426 stockholders of record.

         The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by NASDAQ (the common stock commenced trading on the NASDAQ National Market System on March 29, 1996) and cash dividends paid per share of common stock during the periods indicated. Data prior to that data is given with respect to Jacksonville Savings & Loan Association.

                                                         HIGH            LOW            DIVIDEND
 Quarter ended December 31, 1994(1)                   $  7.40         $  7.40                $ 0.10

 Quarter ended March 31, 1995(1)                         7.58            7.14                $ 0.10

 Quarter ended June 30, 1995(1)                          7.58            7.31                $ 0.10

 Quarter ended September 30, 1995(1)                    12.69            8.11                $ 0.10

 Quarter ended December 31, 1995(1)                     11.90           10.57                $ 0.10

 Quarter ended March 31, 1996(1)                        11.63           10.40                $ 0.10

 Quarter ended June 30, 1996                            10.88            9.13                $0.125

 Quarter ended September 30, 1996                       13.13           10.00                $0.125

 Quarter ended December 31, 1996                        15.00           12.50                 0.125

 Quarter ended March 31, 1997                           15.75           13.94                 0.125

 Quarter ended June 30, 1997                            15.13           13.25                 0.125

 Quarter ended September 30, 1997                       17.25           14.75                 0.125


(1) Amounts previously reported for Jacksonville stock have been restated to reflect the exchange of 1.41785 shares of the Company stock for each share of Jacksonville stock during the second quarter of fiscal 1996.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

 W. G. BROWN                                             JERRY M. CHANCELLOR
 Chairman of the Board of the Company; Retired, Owner    Director and President and Chief Executive Officer
 of Brown Lumber Industries                              of the Company

 RAY W. BEALL                                            BILL W. TAYLOR
 Director of the Company; Retired senior executive       Director and Executive Vice President of the Company
 for Beall's Department Store

 CHARLES BROADWAY                                        DR. JOE TOLLETT
 Director of the Company, Retired Chief Executive        Director of the Company; Retired Pediatrician
 Officer of the Company

 ROBERT BROWN
 Director of the Company; Manager, Brown Lumber
 Industries


BANKING LOCATIONS
--------------------------------------------------------------------------------

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

 1412 Judson Road
 Longview, Texas 75601
 (903) 758-0118

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

         Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings and Loan Association, is a Texas-chartered stock savings and loan association which conducts business from its main office in Jacksonville, Texas and five branch offices in the neighboring communities.


TRANSFER AGENT/REGISTRAR
--------------------------------------------------------------------------------

         Chase Mellon Shareholder Services
         451 West 33rd Street
         New York, New York  10001
         212-273-8000


SHAREHOLDER REQUESTS
--------------------------------------------------------------------------------

         Requests for annual reports, quarterly reports and related stockholder literature should be directed to Corporate Secretary, Jacksonville Bancorp, Inc., Commerce and Neches Streets, Jacksonville, Texas 75766.

         Shareholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Mellon Securities Trust Company.