Form 10-K405, Exhibit 13
period 1998-09-30
JACKSONVILLE BANCORP INC
filed 1998-12-28
CIK 1005507

                         [JACKSONVILLE BANCORP LOGO]


                               1998 ANNUAL REPORT

Dear Stockholder:

         On behalf of your Board of Directors, we take pleasure in presenting our 1998 annual report.

         Fiscal 1998 was the first full year for our wholly owned operating subsidiary Jacksonville Savings Bank, SSB ("the Bank"), formerly Jacksonville Savings and Loan Association, to operate under a Texas Savings Bank charter. We are pleased with the results. Having the word "Bank" in our name has made the public aware that we offer most all banking products rather than those typically thought of as offered by thrifts. Our fiscal 1998 net profit reflected our primary objective of profitable growth by utilizing the positive aspects of the charter change.

         During fiscal 1998, the Bank opened its first in-store branch in the Wal-Mart Supercenter located at 515 E. Loop in Longview, Texas. After nine months of operation the branch has met most of management's expectations. At September 30, 1998 the branch had deposits of $1.4 million, shy of pro-forma estimates by $260,000, while loan balances for the same period reached $1.6 million which exceeded estimates by $130,500.

         Our results of operations in fiscal 1998 reflected another year of solid performance. Company assets increased from $233.9 million to $263.2 million, an increase of 12.5%. Loans receivable, net rose by 9.8% from $174.0 million in 1997 to $191.2 million in 1998. Loan originations for the year totaled $89.3 million of which the company sold $23 million in loans to Federal Home Loan Mortgage Corporation and retained servicing rights on these loans, and $5.2 million whole loans were sold to the secondary market, servicing released. The growth in the loans originated is indicative of the strength of our market share in the East Texas area.

         Included in our loan growth are increases in consumer loan volume and the addition of home equity loans to our portfolio. Consumer loans increased from $14.9 million at September 30, 1997 to $20.7 million at September 30, 1998. The State of Texas approved home equity lending beginning January, 1998 and through September 30, 1998 we had originated $9.0 million in home equity loans.

         The Company posted growth of $12.5 million in deposits to $204.5 million at September 30, 1998 compared to $192.0 million for the same period in 1997. Composite cost of funds on deposits increased only slightly from 4.71% in 1997 to 4.76% in September 1998.

         Net income for the year totaled $3.3 million, or $1.44 per share basic and $1.38 per share diluted, as compared to $3.2 million, or $1.30 per share basic and $1.27 per share diluted for fiscal 1997.

         While the 1998 fiscal year results were favorable, we were disappointed that our stock value, following the down trend of the market, fell from $17.25 at the beginning of the fiscal year to $15.50 at September 30, 1998, after reaching a high of $24.75 on December 31, 1997. We hope that our solid performance and steady earnings growth will improve the value of your stock as we are committed to meet our stockholders expectations for a competitive return on your investment. Book value of the stock at September 30, 1998 was $14.88 per share and we paid total dividends for the year of $.50 per share.

         Because of the market value of our stock, management felt it was an excellent opportunity to continue to repurchase Treasury shares in order to create more stockholder value. During the year the Company purchased a total of 54,825 shares bringing total Treasury shares to 285,925 at fiscal year end.

         With our strong growth in assets our capital to asset ratio declined from 14.44% in 1997 to 13.51% in 1998. Our capital position is still in excess of most of our industry peers. While this limits our return on equity to some extent, it supplies substantial assurance that the Company will remain strong even with a down turn of the economy. In fiscal 1999 we expect to continue to leverage the excess capital through controlled growth in an effort to improve your rate of return.

         Our company has remained diligent in becoming "Year 2000" compliant. Our in-house system has been through all phases of our Year 2000 Compliance Project. A full in-house system test was completed successfully on November 6, 1998. All internal programs have been placed into production and our in-house system is considered to be Year 2000 compliant. For external vendors we are still in the testing stage which is expected to be complete by December 31, 1998.

         In 1999 we will strive to gain more market share in East Texas by offering competitive banking products in a friendly customer oriented atmosphere. The Board of Directors, Management and Employees of your Company remain committed to maximizing the value of your investment in Jacksonville Bancorp, Inc. We thank you for the confidence that you have placed in the Company and look forward to reporting continued successes in the future.



Sincerely,


/s/ JERRY CHANCELLOR


Jerry Chancellor
President & CEO

                               TABLE OF CONTENTS


                                                                                                         Page
                                                                                                         ----
President's Letter to Stockholders

Selected Consolidated Financial Data  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

Management's Discussion and Analysis of Financial Condition
    and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
         Average Balances, Net Interest Income and Yields Earned and Rates Paid . . . . . . . . . . . .    7
         Rate/Volume Analysis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8

Comparison of Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9

Liquidity & Capital Resources . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

Consolidated Financial Statements:
         Consolidated Statements of Financial Condition . . . . . . . . . . . . . . . . . . . . . . . .   17
         Consolidated Statements of Earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         Consolidated Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . .   19
         Consolidated Statements of Cash Flow . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

Stock Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   42

Directors and Executive Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43

Banking Locations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43

Stockholder Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44

Transfer Agent/Registrar  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44

Shareholder Requests  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.






                                                                               SEPTEMBER 30
                                                    ==================================================================
                                                      1998          1997           1996          1995          1994
                                                    =======       =======        ========      =======       =========
 SELECTED FINANCIAL CONDITION AND OTHER DATA:
 Total assets ....................................... $263,160       $233,944      $217,856       $199,251    $187,021
 Cash and cash equivalents ..........................   10,868          4,114         5,193          8,051       7,003
 Investment securities ..............................   20,013         25,931        33,805         42,907      44,892
 Mortgage-backed securities .........................   31,866         21,217        12,107          3,442       2,995
 Loans receivable, net ..............................  191,153        174,044       158,034        135,933     123,133
 Foreclosed real estate, net.........................      531            526         1,051          2,052       2,549
 Deposits ...........................................  204,490        192,033       174,328        173,811     159,343
 Borrowings .........................................   17,000          2,000         2,000            358       4,461
 Stockholders' equity ...............................   35,562         33,788        35,431         20,331      18,989
 Full-service offices ...............................        7              6             6              6           5

                                                                        YEAR ENDED SEPTEMBER 30,
                                                    ==================================================================
                                                      1998          1997           1996          1995          1994
                                                    =======       =======        ========      =======       =========

 SELECTED OPERATING DATA:
 Total interest income ...........................     $18,541        $17,172       $15,394        $13,232     $12,895
 Total interest expense ..........................       9,628          8,771         8,453          7,127       5,623
                                                       -------        -------       -------        -------     -------
   Net interest income ...........................       8,913          8,401         6,941          6,105       7,272
 Provision for losses on loans ...................          35            110           100             25          18
                                                       -------        -------       -------        -------     -------
   Net interest income after provision for losses
     on loans  ...................................       8,878          8,291         6,841          6,080       7,254

 Noninterest income ..............................       1,554          1,392         1,290            927         970
 Noninterest expense .............................       5,639          5,063         5,846          5,045       4,638
                                                       -------        -------       -------        -------     -------
 Income before income taxes ......................       4,793          4,620         2,284          1,962       3,586
 Income taxes ....................................       1,468          1,380           704            573       1,184
                                                       -------        -------       -------        -------     -------
 Net income ......................................     $ 3,325        $ 3,240       $ 1,580        $ 1,389     $ 2,402
                                                       =======        =======       =======        =======     =======
 Earnings per share(1)
   Basic .........................................     $  1.44        $  1.30       $   .64        $   .56     $   .43
   Diluted .......................................        1.38           1.27           .63            .56         .43
                                                       -------        -------       -------        -------     -------
 Dividends Payout Ratio ..........................       45.25%         36.98%        55.50%         29.47%      19.92%
                                                       =======        =======       =======        =======     =======

                                                                 AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                    ==================================================================
                                                      1998          1997           1996          1995          1994
                                                    =======       =======        ========      =======       =========
 SELECTED OPERATING RATIOS(2):
 Return on average assets .......................      1.37%          1.45%          .76%         .73%          1.28%
 Return on average equity .......................      9.98           9.35          6.13         7.06          16.57
 Average equity to average assets ...............     13.74          15.54         12.41        10.37           7.73
 Equity to assets at end of period ..............     13.51          14.44         16.27        10.20          10.15
 Interest rate spread(3) ........................      3.21           3.32          2.99         3.08           3.95
 Net interest margin(3) .........................      3.84           3.94          3.50         3.40           4.12
 Non-performing loans and troubled debt
   restructurings to total loans at end of
   period(4) ....................................       .55            .59           .76          .70            .81

 Non-performing assets and troubled debt
   restructurings to total assets at end of
   period(4) ....................................       .60            .66          1.03         1.51           1.90
 Average interest-earning assets to average
   interest-bearing liabilities .................    115.38         114.95        111.92       107.81         105.28
 Net interest income after provision for loan
   losses to total noninterest expense ..........    157.45         163.78        117.01       120.52         156.40


-------------------

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

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Jacksonville Bancorp, Inc. (the "Company"), through its wholly-owned subsidiary, Jacksonville IHC, Inc., ("IHC") and Jacksonville Savings Bank, SSB ("Jacksonville"), wholly owned subsidiary of IHC, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in Cherokee County and surrounding counties in East Texas. To a lesser extent, Jacksonville also originates construction loans, land loans, consumer loans, and home equity loans that began January 1, 1998 after State of Texas approval. It also has a significant amount of investments in mortgage-backed securities and United States Government and federal agency obligations.

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

         Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Prior to November 1980, Jacksonville, like virtually all savings associations, originated only fixed-rate loans and held them in portfolio until maturity. As a result of the problems caused by holding fixed-rate loans in a rapidly increasing interest-rate environment, changes in regulations to allow for variable-rate loans and consumer demand for such loans during periods of high interest rates, in the 1980's Jacksonville began to transform its portfolio into loan products the interest rates of which adjust periodically. As a result, Jacksonville's loan portfolio, as of September 30, 1998 consisted of 38.1% of adjustable or floating rate loans.

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

         The Bank's interest rate risk and asset-liability management are the responsibility of the Interest Rate Risk Committee which reports to the Board of Directors and is comprised of members of the Bank's senior management. The Committee is actively involved in formulating the economic projections used by the Bank in its planning and budgeting process and establishes policies which monitor and coordinate the Bank's sources, uses and pricing of funds.

         Interest rate risk, including mortgage prepayment risk, is the most significant non-credit related risk to which the Bank is exposed. Net interest income, the Bank's primary source of revenue, is affected by changes in interest rates as well as fluctuations in the level and duration of assets and liabilities on the Bank's balance sheet.

         Interest rate risk can be defined as the exposure of the Bank's net interest income or financial position to adverse movements in interest rates. In addition to directly impacting net interest income, changes in the level of interest rates can also affect, (i) the amount of loans originated and sold by the institution, (ii) the ability of borrowers to repay adjustable or variable rate loans, (iii) the average maturity of loans, which tend to increase when new loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on new loans are substantially lower than rates on existing loans, (iv) the value of the Bank's mortgage loans and the resultant ability to realize gains on the sale of such assets and (v) the carrying value of investment securities classified as available-for-sale and the resultant adjustments to shareholder's equity.

         The primary objective of the Bank's asset-liability management is to maximize net interest income while maintaining acceptable levels of interest rate sensitivity. To accomplish this the Bank monitors interest rate sensitivity by use of a sophisticated simulation model which analyzes resulting net interest income under various interest rate scenarios and anticipated levels of business activity. Complicating management's efforts to measure interest rate risk is the uncertainty of assumptions used for the maturity, repricing, and/or runoff characteristics of some of the Bank's assets and liabilities.

         To cope with these uncertainties, management gives careful attention to its assumptions. For example, certain of the Bank's interest-bearing deposit products (NOW accounts, savings and money market deposits) have no contractual maturity and based on historical experience have only a fractional sensitivity to movements in market rates. Because management believes it has some control with respect to the extent and timing of rates paid on non-maturity deposits, certain assumptions based on historical experience are built into the model. Another major assumption built into the model involves the ability customers have to prepay loans, often without penalty. The risk of prepayment tends to increase when interest rates fall. Since future prepayment behavior of loan customers is uncertain, the resultant interest rate sensitivity of loan assets cannot be determined exactly. The Bank utilizes market consensus prepayment assumptions related to residential mortgages.

         The Bank uses simulation analysis to measure the sensitivity of net interest income over a specified time period (generally 1 year) under various interest-rate scenarios using the assumptions discussed above. The Bank's policy on interest rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income should decline by less than 20%. Management estimates, based on its simulation model, that an instantaneous 2% increase in interest rates at September 30, 1998, would result in less than a 7.50% decrease in net interest income over the next twelve months, while a 2% decrease in rates would result in less than an 2.15% decrease in net interest income over the next twelve months. It should be emphasized that the results are highly dependent on material assumptions such as those discussed above. It should also be noted that the exposure of the Bank's net interest income to gradual and/or modest changes in interest rates is relatively small.

         At September 30, 1998, the Bank was within the acceptable ranges set forth in the Bank's Interest Rate Risk policy.

YEAR 2000 COMPLIANCE

         Jacksonville has been actively addressing the Year 2000 problem since 1996. The data system operated by Jacksonville is maintained by an in-house staff consisting of five personnel. The Year 2000 Compliance Project consist of five phases; Awareness, Assessment, Modification, Testing, and Implementation. The in-house system has been through all five phases of the Year 2000 Compliance Project. A full system test was completed successfully on November 6, 1998. All internal programs have been placed into production and Jacksonville's system is considered to be Year 2000 compliant. Since the main system has been through all five phases of the plan, the possibility of failure is minute. However, as Jacksonville employs a staff of programmers, any remediation to software problems that may occur would be rapid.

         For all software supplied by external vendors three phases of the plan have been completed and the staff is currently working in phase four testing. This phase is expected to be completed by December 31, 1998. Should any of the small number of external vendors not be ready by the March 31, 1999 deadline, a replacement would be introduced.

         The cost of the Year 2000 plan is considered to be minimal to the institution since an in-house staff has been able to perform the majority of the necessary steps toward Y2K compliance.

CHANGES IN FINANCIAL CONDITION

         At September 30, 1998, Jacksonville's assets totaled $263.2 million, as compared to $233.9 million at September 30, 1997. Total assets increased $29.2 million, or 12.5%, from September 30, 1997 to September 30, 1998. The increase in total assets during fiscal 1998 was principally the result of a $17.1 million or 9.8% increase in loans receivable, net from $174.0 million at September 30, 1997 to $191.2 million at September 30, 1998. The increase was primarily the result of an increase in single-family residential loans of $8.9 million or 6.3%, an increase in construction loans, net of $4.7 million or 43.4% and an increase in consumer loans of $5.7 million or 38.4% during the period. A $7.0 million, or 31.0% decrease in investment securities, held to maturity; and a $2.8 million, or 28.3% decrease in mortgage-backed securities, held to maturity, was more than offset by a $13.4 million increase in mortgage-backed securities, available for sale and a $1.1 million, or 30.3% increase in investment securities available for sale. The increase in mortgage-backed securities, available for sale, was primarily due to the Jacksonville's decision to implement a limited wholesale growth strategy involving leveraged investing using FHLB advances to increase earnings.

         During the year ended September 30, 1998, total liabilities increased $27.5 million or 13.8% to $227.4 million. This increase was primarily the result of an increase in total deposits of $12.5 million, or 6.5%; and an increase in advances from Federal Home Loan Bank of $15.0 million which proceeds were used to purchase mortgage-backed securities.

         Stockholders equity increased from $33.8 million at September 30, 1997 to $35.6 million at September 30, 1998, an increase of $1.8 million or 5.25%. The increase was primarily the results of annual earnings after dividends less the purchase of 54,825 Treasury shares in the amount of $990,000.

         At September 30, 1997, Jacksonville's assets totaled $233.9 million, as compared to $217.9 million at September 30, 1996. Total assets increased $16.0 million, or 7.4%, from September 30, 1996 to September 30, 1997. The increase in total assets during fiscal 1997 was principally the result of a $16.0 million or 10.1% increase in loans receivable, net from $158.0 million at September 30, 1996 to $174.0 million at September 30, 1997. The increase resulted from an increase in single-family residential loans of $8.5 million or 6.5%, an increase in construction loans, net of $1.7 million or 42.9% and an increase in consumer loans of $6.1 million or 68.4% during the period. A $4.0 million, or 15.1% decrease in investment securities, held to maturity; a $3.9 million, or 52.9% decrease in investment securities, available for sale; and a $2.3 million, or 18.9% decrease in mortgage-backed securities, held to maturity, was more than offset by a $11.4 million increase in mortgage-backed securities, available for sale. These adjustments in Jacksonville's investment and mortgage-backed securities portfolio were a result of management's decision to use these funds to invest in loan originations and to purchase adjustable mortgage-backed securities.

         During the year ended September 30, 1997, total liabilities increased $17.9 million or 9.8% to $200.0 million. This increase was primarily the result of an increase in total deposits of $17.7 million, or 10.2%; an increase in accrued expenses and other liabilities of $832,000, offset by a reduction in the SAIF special assessment payable of $1.1 million.

         Stockholders equity decreased $1.6 million or 4.64% from $35.4 million in 1996 to $33.8 million in 1997 primarily as a result of annual earnings after dividends less the purchase of Treasury shares in the amount of $3.4 million.

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


                                 SEPTEMBER
                                  30, 1998                1998                                     1997
                                 =========   =================================    ====================================
                                  YIELD/     AVERAGE                    YIELD/        AVERAGE                  YIELD/
                                   RATE      BALANCE     INTEREST        RATE         BALANCE     INTEREST      RATE
                                 =========   ========    ========     ========    =============   =========   ========


INTEREST-EARNING ASSETS:
 Loans receivable(3) .............  8.24%   $180,021      $15,442         8.58%      $163,569      $14,094       8.62%
 Mortgage-backed securities ......  7.03      22,286        1,501         6.74         16,434        1,135       6.91
 Investment securities ...........  5.97      23.502        1,261         5.36         28,292        1,657       5.86
 Other interest-earning assets(1)   5.43       6,326          337         5.33          5,041          286       5.68
                                            --------      -------                    --------      -------
Total interest-earning assets.....          $232,135      $18,541        7.99%       $213,336      $17,172       8.05%
                                            --------      =======      =======       --------      =======     ======
Non-interest-earning assets ......            10,306                                    9,586
                                            --------                                 --------
   Total assets ..................          $242,441                                 $222,922
                                            ========                                 ========
INTEREST-BEARING LIABILITIES:
 Transaction accounts.............  2.51%   $ 47,720      $ 1,217         2.55%      $ 43,884      $ 1,140       2.60%
 Time deposits ...................  5.43     148,546        8,131         5.47        138,863        7,459       5.37
                                            --------      -------                    --------      -------
   Total deposits ................  4.69     196,266        9,348         4.76        182,747        8,599       4.71
                                            --------      -------                    --------      -------
 Borrowings.......................  5.19       4,923          280         5.69          2,846          172       6.04
                                            --------      -------                    --------      -------
   Total interest-bearing
     liabilities .................           201,189      $ 9,628         4.78%       185,593      $ 8,771       4.73%
                                            --------      =======      =======       --------      =======     ======
Non-interest-bearing liabilities..             7,949                                    2,688
                                            --------                                 --------
   Total liabilities .............           209,138                                  188,281
                                            --------                                 --------
Stockholder's Equity .............            33,303                                   34,641
                                            --------                                 --------
   Total liabilities and
     stockholders' equity ........          $242,441                                 $222,922
                                            ========                                 ========
Net interest income;
 interest rate speed .............                        $ 8,913        3.21%                     $ 8,401       3.32%
                                                          =======      =======                     =======     ======
Net interest margin(2)............                                       3.84%                                   3.94%
                                                                       =======                                 ======
Average interest-earning
 assets to average interest
 bearing liabilities .............                                     115.38%                                 114.95%
                                                                       =======                                 ======




                                                       1996
                                     ======================================
                                      AVERAGE                      YIELD/
                                      BALANCE        INTEREST       RATE
                                     =========     ===========   ==========


INTEREST-EARNING ASSETS:
 Loans receivable(3) .............      $145,021      $12,169        8.39%
 Mortgage-backed securities ......         9,561          700        7.32
 Investment securities ...........        37,109        2,170        5.85
 Other interest-earning assets(1)          6,446          355        5.51
                                        --------      -------
Total interest-earning assets.....      $198,137      $15,394        7.77%
                                        ========      =======     =======
Non-interest-earning assets ......         9,565
                                        --------
   Total assets ..................      $207,702
                                        ========
INTEREST-BEARING LIABILITIES:
 Transaction accounts.............      $ 44,661      $ 1,124        2.52%
 Time deposits ...................       131,401        7,266        5.53
                                        --------      -------
   Total deposits ................       176,062        8,390        4.77
                                        --------
 Borrowings.......................         1,098           63        5.71
                                        --------      -------
   Total interest-bearing
     liabilities .................       177,160      $ 8,453        4.78%
                                        --------      =======     =======
Non-interest-bearing liabilities..         4,761
                                        --------
   Total liabilities .............       181,921
                                        --------
Stockholder's Equity .............        25,781
                                        --------
   Total liabilities and
     stockholders' equity ........      $207,702
                                        ========
Net interest income;
 interest rate speed .............                    $ 6,941        2.99%
                                                      =======     =======
Net interest margin(2)............                                   3.50%
                                                                  =======
Average interest-earning
 assets to average interest
 bearing liabilities .............                                 111.92%
                                                                  =======


------------------
  (1) Consists primarily of interest-bearing deposits.

  (2) Net interest margin is net interest income divided by average interest-earning assets.

  (3) Includes non-accrual loans which do not significantly impact the average.

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



                                                      YEAR ENDED SEPTEMBER 30,
                              ==========================================================================
                                          1998 VS. 1997                          1997 VS. 1996
                              ==================================     ==================================

                                     INCREASE                               INCREASE
                                    (DECREASE)         TOTAL               (DECREASE)
                                      DUE TO          INCREASE               DUE TO            TOTAL
                              ===================== ============     ======================   INCREASE
                                RATE       VOLUME    (DECREASE)        RATE         VOLUME   (DECREASE)
                              ========    ========= ============     ==========   ========= ===========
                                                       (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Loans ......................   $ (65)      $1,413       $1,348       $ 340          $1,585     $1,925
 Mortgage-backed securities..     (33)         399          366         (37)            472        435
 Investment securities.......    (133)        (263)        (396)          3            (516)      (513)
 Other interest-earning
  assets ....................     (19)          70           51          12             (81)       (69)
                                ------      ------       ------       -----          ------     ------
   Total interest-earning
     assets .................   $(250)      $1,619       $1,369        $318          $1,460     $1,778
                                ======      ======       ======       =====          ======     ======

INTEREST-BEARING LIABILITIES:
 Deposits ...................   $   94     $   655       $  749       $(104)         $  313     $  209
 Other borrowings ...........      (11)        119          108          (5)            114        109
                                ------     -------       ------       ------         ------     ------
 Total interest-bearing
 liabilities ................   $   83     $   774       $  857       $(109)         $  427     $  318
                                ======     =======       ======       ======         ======     ======
 Increase (decrease in net
 interest income ............                            $  512                                 $1,460
                                                        =======                                 ======




                                      YEAR ENDED SEPTEMBER 30,
                                ===================================
                                           1996 VS. 1995
                                ===================================

                                       INCREASE
                                      (DECREASE)          TOTAL
                                        DUE TO           INCREASE
                                ====================== ============
                                  RATE         VOLUME   (DECREASE)
                                =========    ========= ============
                                      (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Loans ......................      $466        $1,366     $1,832
 Mortgage-backed securities..       (22)          473        451
 Investment securities.......       147          (267)      (120)
 Other interest-earning
  assets ....................       (13)           12         (1)
                                   ----        ------     ------
   Total interest-earning
     assets .................      $578        $1,584     $2,162
                                   ====        ======     ======

INTEREST-BEARING LIABILITIES:
 Deposits ...................      $922        $  544     $1,466
 Other borrowings ...........       (11)         (129)      (140)
                                   ----        ------     ------
 Total interest-bearing
 liabilities ................      $911        $  415     $1,326
                                   ====        ======     ======
 Increase (decrease in net
 interest income ............                             $  836
                                                          ======

                      COMPARISON OF RESULTS OF OPERATIONS

         GENERAL. Jacksonville had net earnings of $3.3 million for the year ended September 30, 1998 as compared to $3.2 million for the year ended September 30, 1997. During fiscal 1998, Jacksonville's net interest income increased by $511,000 and its noninterest income increased by $162,000 while the provision for losses on loans decreased $75,000. Noninterest expense increased by $576,000, primarily as a result of an increase in compensation and benefits of $490,000.

         The $86,000 increase in net earnings for fiscal 1998 was primarily the result of an increase in the average balance of interest-earning assets of
18.8 million or 8.81%. The amount of such assets increased primarily as a result of use of the increase in deposits and advances from the Federal Home Loan Bank, to fund loans receivable and mortgage backed securities. While the average balance of interest-earning assets increased, the Bank experienced generally lower interest rates during the period in which loans were originated which resulted in the average yield on Jacksonville's interest-earning assets decreasing by 6 basis points from 8.05% in fiscal 1997 to 7.99% in fiscal 1998. The positive impact on earnings resulting from the increase in average balance on Jacksonville's interest-earning assets was offset by a 5 basis point increase in the average rate paid on interest-bearing liabilities from 4.73% in fiscal 1997 to 4.78% in fiscal 1998. The interest rate spread decreased from 3.32% in fiscal 1997 to 3.21% in 1998.

         NET INTEREST INCOME. Net interest income increased by $511,000, or 6.1%, for the year ended September 30, 1998 compared to the year ended September 30, 1997. This increase was due primarily to a $1.4 million, or 8.0%, increase in total interest income partially offset by a $857,000 or 9.8% increase total interest expense.

         The $1.4 million increase in total interest income was the result of increases in interest on loans receivable of $1.3 million or 9.6%, and interest on mortgage-backed securities of $367,000 or 32.3%, and increase of $50,000 in other interest income, offset by a decrease in interest income of $397,000, or 23.9% from investment securities. The increase in interest income from loans receivable was due primarily to a $16.5 million, or 10.1%, increase in the average balance of Jacksonville's loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $16.4 million in fiscal 1997 to $22.3 million in fiscal 1998 with a decrease in average yield from 6.91% to 6.74% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from $28.3 million to $23.5 million, or 16.9%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to purchase mortgage-backed securities and to fund new mortgage loans.
The average yield on loans originated and retained by Jacksonville during fiscal 1998 was 8.57%.

         The $857,000 increase in total interest expense from $8.8 million for the year ended September 30, 1997, to $9.6 million for the year ended September 30, 1998, was primarily due to an increase in the growth of deposits, and to an increase in interest paid on FHLB advances. The average rate paid on deposits increased from 4.71% in fiscal 1997 to 4.76 % in fiscal 1998. The 5 basis point increase in rates paid on average deposits resulted from managements decision to offer slightly higher savings rates to attract more market share of retail money.

         Jacksonville's net interest rate spread was 3.21% for the year ended September 30, 1998 as compared to 3.32% in fiscal 1997.

         PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $35,000 for the year ended September 30, 1998 compared to $110,000 for the year ended September 30, 1997. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectability of Jacksonville's loan portfolio. While non-performing loans increased to $678,000 during fiscal 1998, net charge-offs for the period were up only $39,000 and totaled only $57,000 for the year. The Company's level of net loans outstanding increased $17.1 million which included an increase of 38.4% in consumer loans. Overall economic conditions remained stable for the market area and credit quality for the applicants showed no material change. Upon consideration of such factors, Jacksonville determined that $35,000 in provisions for losses on loans were appropriate in 1998, primarily because of
the increase in the loan portfolio.   Jacksonville's allowance for losses
amounted to $1.2 million at September 30, 1998 the same amount as allocated on September 30, 1997.

         NON-INTEREST INCOME. Noninterest income amounted to $1.6 million for the year ended September 30, 1998 compared to $1.4 million in fiscal 1997. The $162,000 increase was due primarily to an increase in fees and deposit service charges of $168,000; an increase of $61,000 in other noninterest income partially offset by a decrease in income from origination of loan servicing of $22,000, and a decrease of $44,000 in real estate operations, net. The increase in income from fees and deposit service charges reflects an increase in loan originations and an increase in service charges on deposits.

         NON-INTEREST EXPENSE. Noninterest expense amounted to $5.6 million for the year ended September 30, 1998 compared to $5.1 million during fiscal 1997. The primary reason for the $576,000, or 11.4% increase in noninterest expense during fiscal 1998 was from increases in compensation and benefits of $490,000; in provisions for real estate losses of $89,000, and other noninterest expenses of $54,000, offset by a reduction in insurance expense of $57,000.

         INCOME TAXES. Income tax expense amounted to $1.5 million during the year ended September 30, 1998, compared to $1.4 million in fiscal 1997. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville. See Note 11 to Consolidated Financial Statements.


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

         Cash was generated by Jacksonville's operating activities of $3.8 and $3.5 million during the years ended September 30, 1998 and 1997, respectively, primarily as a result of net earnings of $3.3 million and $3.2 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities.

         The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 1998, Jacksonville's investing activities used cash of $22.3 million principally as a result of net loan originations of $17.1 million; to purchase mortgage backed securities totaling $17.7 million; to purchase investment securities of $12.5 million partially offset by proceeds on maturity of investment securities of $18.5 million and principal paydown on MBS of $6.9 million.

          During the year ended September 30, 1997, Jacksonville's investing activities used cash of $17.3 million principally as a result of net loan originations of $16.1 million; purchases of mortgage-backed securities of $11.4 million; purchases of investment securities of $6.0 million; partially offset by net proceeds from maturities of investment securities of $14.0 million; and principal paydowns on mortgage-backed securities of $2.3 million.

         During the year ended September 30, 1998, Jacksonville's financing activities generated cash of $25.2 million as a result of a net increase in deposits of $12.5 million, and net increase of $15.0 million in advances from FHLB offset by the purchase of Treasury Stock in the amount of $990,000; the payment of dividends in the amount of $1.2 million, and a net decrease of $116,000 in advance payments by borrowers for property taxes and insurances.

         Jacksonville's financing activities generated cash of $12.7 million during the year ended September 30, 1997 as a result of a net increase in deposits of $17.7 million and an increase of $405,000 in tax and insurance escrow accounts; offset by purchase of Treasury Stock of $3.4 million; purchase of MRP shares of $836,000 and dividends paid of $1.2 million. For additional information about cash flows from Jacksonville operating, financing and investing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

         At September 30, 1998, Jacksonville had 8.7 million of outstanding commitments to originate residential real estate loans and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 1999 are $129.6 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet Tier 1 leveraged capital requirement, a Tier 1 risk based capital requirement and a total risk-based capital requirement. At September 30, 1998, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $33.5 million or 13.14% of adjusted total assets and 24.37% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $23.3 million and $28.0 million, respectively. Jacksonville's total risk based capital was $34.7 million at September 30, 1998 or 25.22% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $23.7 million.

ACCOUNTING REQUIREMENTS

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

         In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement, which the Company will be required to adopt, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to e recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statement for earlier periods provided for comparative purposes is required. The company will adopt ("SFAS 130") beginning October 1, 1998.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement, which the Company will be required to adopt, supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The company will adopt SFAS 131 in the year beginning October 1, 1998.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which amends FASB Statements No. 52 and 107, and supersedes FASB Statements No. 80, 105 and 119. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No.
133. Earlier application of SFAS No. 133 is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of SFAS No. 133. The Company has not yet determined the impact on its results of operations, financial position or cash flows as a result of implementing SFAS No. 133.

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





                             [Financials to come]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 1998, in conformity with generally accepted accounting principles.





                                           /s/ HENRY & PETERS, P.C.
                                           HENRY & PETERS, P.C.




Tyler, Texas
October 22, 1998

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          SEPTEMBER 30, 1998 AND 1997

                                                                                                          1998            1997
                                                                                                      -----------      -----------
                                                                ASSETS
Cash on hand and in banks                                                                          $    3,086,417   $    1,336,212
Interest-bearing deposits                                                                               7,781,229        2,777,833
Investment securities:
  Held-to-maturity, approximate fair market value of
    $15,587,250 and $22,508,860, respectively                                                          15,492,501       22,461,957
  Available-for-sale, carried at fair value                                                             4,520,484        3,468,900
Mortgage-backed certificates:
  Held-to-maturity, approximate fair market value of
    $7,133,165 and $9,936,023, respectively                                                             7,045,343        9,824,878
  Available-for-sale, carried at fair value                                                            24,820,600       11,392,514
Loans receivable, net                                                                                 191,153,399      174,044,353
Accrued interest receivable                                                                             2,090,470        1,952,013
Foreclosed real estate, net                                                                               530,728          526,234
Premises and equipment, net                                                                             3,935,778        3,388,532
Stock in Federal Home Loan Bank of Dallas, at cost                                                      1,621,900        1,844,400
Mortgage servicing rights                                                                                 534,463          437,581
Deferred tax assets                                                                                       322,265          325,303
Other assets                                                                                              224,597          163,776
                                                                                                     ------------     ------------
         Total assets                                                                                $263,160,174     $233,944,486
                                                                                                     ============     ============

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits                                                                                           $204,489,918     $192,033,298
  Advance from Federal Home Loan Bank                                                                  17,000,000        2,000,000
  Advances from borrowers for taxes and insurance                                                       3,807,168        3,923,588
  Accrued expenses and other liabilities                                                                2,131,267        1,981,724
                                                                                                     ------------     ------------
    Total liabilities                                                                                 227,428,353      199,938,610

DEFERRED INCOME
  Gain on sale of real estate owned                                                                       169,740          217,672

STOCKHOLDERS' EQUITY
  Preferred stock, no par value, 5,000,000 shares authorized; none issued                                       -                -
  Common stock, $.01 par value, 25,000,000 shares authorized;
    2,675,972 and 2,674,668 shares issued; 2,390,047 and 2,443,568
    shares outstanding in 1998 and 1997, respectively                                                      26,760           26,747
  Additional paid-in capital                                                                           22,649,848       22,471,258
  Retained earnings, substantially restricted                                                          18,963,133       16,788,491
  Less:
  Treasury stock, at cost (285,925 and 231,100 shares, respectively)                                   (4,413,266)      (3,423,528)
    Shares acquired by Employee Stock Ownership Plan                                                   (1,223,932)      (1,378,106)
    Shares acquired by Management Recognition Plan                                                       (515,344)        (682,483)
    Net unrealized gain (loss) on investments available-for-sale,
      net of income taxes of $38,575 and $(7,303), respectively                                            74,882          (14,175)
                                                                                                     ------------     ------------
         Total stockholders' equity                                                                    35,562,081       33,788,204
                                                                                                     ------------     ------------
         Total liabilities and stockholders' equity                                                  $263,160,174     $233,944,486
                                                                                                     ============     ============



  See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

                                                              1998                  1997                    1996
                                                          -----------           -----------              -----------
INTEREST INCOME
  Loans receivable                                        $15,442,039           $14,093,616              $12,169,431
  Mortgage-backed securities                                1,501,491             1,134,799                  700,215
  Investment securities                                     1,260,766             1,657,500                2,170,435
  Other                                                       336,885               286,566                  354,197
                                                          -----------           -----------              -----------
    Total interest income                                  18,541,181            17,172,481               15,394,278

INTEREST EXPENSE
  Deposits                                                  9,348,433             8,599,136                8,390,643
  Interest on borrowings                                      279,894               171,913                   62,749
                                                          -----------           -----------              -----------
    Total interest expense                                  9,628,327             8,771,049                8,453,392
                                                          -----------           -----------              -----------
    Net interest income                                     8,912,854             8,401,432                6,940,886

PROVISION FOR LOSSES ON LOANS                                  35,000               110,084                  100,000
                                                          -----------           -----------              -----------
    Net interest income after provision for
      losses on loans                                       8,877,854             8,291,348                6,840,886

NONINTEREST INCOME
  Fees and deposit service charges                          1,116,117               947,783                  906,612
  Real estate operations, net                                 135,315               179,718                   84,309
  Other                                                       162,171               101,604                   68,245
  Mortgage servicing rights                                   140,394               162,462                  230,491
                                                          -----------           -----------              -----------
    Total noninterest income                                1,553,997             1,391,567                1,289,657

NONINTEREST EXPENSE
  Compensation and benefits                                 3,759,893             3,269,947                2,977,991
  Occupancy and equipment                                     529,524               529,124                  442,633
  Insurance expense                                           167,851               224,658                  447,528
  Provisions for real estate losses                              (144)              (88,737)                (102,142)
  Other                                                     1,181,369             1,127,519                1,010,016
  SAIF special assessment                                           -                     -                1,070,478
                                                          -----------           -----------              -----------
    Total noninterest expense                               5,638,493             5,062,511                5,846,504
                                                          -----------           -----------              -----------

INCOME BEFORE TAXES ON INCOME                               4,793,358             4,620,404                2,284,039

TAXES ON INCOME
  Current                                                   1,428,256             1,383,880                  623,000
  Deferred                                                     40,000                (3,000)                  81,000
                                                          -----------           -----------              -----------
    Total income tax expense                                1,468,256             1,380,880                  704,000
                                                          -----------           -----------              -----------
      Net earnings                                        $ 3,325,102           $ 3,239,524              $ 1,580,039
                                                          ===========           ===========              ===========

EARNINGS PER COMMON SHARE
  Basic                                                   $      1.44           $      1.30              $       .64
                                                          ===========           ===========              ===========
  Diluted                                                 $      1.38           $      1.27              $       .63
                                                          ===========           ===========              ===========





See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996


                                                                              Unvested       Unvested
                                                              Additional       Shares         Shares
                                                  Common        Paid-in       Held by         Held by
                                                   Stock        Capital         ESOP            MRP
                                                ----------    ----------     ---------       ---------
BALANCE AT SEPTEMBER 30, 1995                   $   26,510    $6,901,244     $(358,309)      $(121,875)
  Shares issued under stock option plan                 78        54,762             -               -
  ESOP shares released                                   -        20,480       124,820               -
  Accrual of management recognition
    plan awards                                          -             -             -          97,500
  Cancellation of shares held by
    Jacksonville Federal Mutual
    Holding Company                                (16,128)       16,128             -               -
  Proceeds from issuance of 1,618,409
    shares of Jacksonville Bancorp, Inc.
    common stock on March 29, 1996, net
    of 140 fractional shares acquired, and
    net of offering expense of $863,178             16,183    15,304,729    (1,294,730)              -
  Return of capital from Jacksonville
    Federal Mutual Holding Company                       -             -             -               -
  Change in net unrealized loss on
    securities available-for-sale                        -             -             -               -
  Dividends declared                                     -             -             -               -
  Net earnings                                           -             -             -               -
                                                ----------    ----------     ---------       ---------
BALANCE AT SEPTEMBER 30, 1996                       26,643    22,297,343    (1,528,219)        (24,375)

                                                 Unrealized
                                                (Loss) Gain
                                               on Securities                                    Total
                                                 Available-     Retained       Treasury     Stockholders'
                                                  For-Sale      Earnings         Stock         Equity
                                               -------------  -----------   -------------   ------------
BALANCE AT SEPTEMBER 30, 1995                     $(60,555)   $13,943,851   $           -    $20,330,866
  Shares issued under stock option plan                  -              -               -         54,840
  ESOP shares released                                   -              -               -        145,300
  Accrual of management recognition
    plan awards                                          -              -               -         97,500
  Cancellation of shares held by
    Jacksonville Federal Mutual
    Holding Company                                      -              -               -              -
  Proceeds from issuance of 1,618,409
    shares of Jacksonville Bancorp, Inc.
    common stock on March 29, 1996, net
    of 140 fractional shares acquired, and
    net of offering expense of $863,178                  -              -               -     14,026,182
  Return of capital from Jacksonville
    Federal Mutual Holding Company                       -        100,000               -        100,000
  Change in net unrealized loss on
    securities available-for-sale                  (27,094)             -               -        (27,094)
  Dividends declared                                     -       (876,965)              -       (876,965)
  Net earnings                                           -      1,580,039               -      1,580,039
                                               -------------  -----------   -------------   ------------
BALANCE AT SEPTEMBER 30, 1996                      (87,649)    14,746,925               -     35,430,668

                           JACKSONVILLE BANCORP, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                   CONTINUED

                                                                Unvested        Unvested
                                                 Additional       Shares         Shares
                                      Common       Paid-in       Held by         Held by
                                       Stock       Capital         ESOP            MRP
                                      -------   -----------   -----------      ----------
BALANCE AT SEPTEMBER 30, 1996         $26,643   $22,297,343   $(1,528,219)     $  (24,375)
  Shares issued under stock
    option plan                           104        73,237             -               -
  ESOP shares released                      -       100,678       150,113               -
  Purchase of management
    recognition plan shares                 -             -             -        (835,693)
  Accrual of management
    recognition plan awards                 -             -             -         177,585
  Change in net unrealized
    gain (loss) on securities
      available-for-sale                    -             -             -               -
  Dividends declared                        -             -             -               -
  Net earnings                              -             -             -               -
  Purchase of Treasury stock                -             -             -               -
                                      -------   -----------   -----------      ----------
BALANCE AT SEPTEMBER 30, 1997          26,747    22,471,258    (1,378,106)       (682,483)
  Shares issued under stock
    option plan                            13         9,180             -               -
  ESOP shares released                      -       169,410       154,174               -
  Accrual of management
    recognition plan awards                 -             -             -         167,139
  Change in net unrealized
    gain (loss) on securities
      available-for-sale                    -             -             -               -
  Dividends declared                        -             -             -               -
  Net earnings                              -             -             -               -
  Purchase of Treasury stock                -             -             -               -
                                      -------   -----------   -----------      ----------
BALANCE AT SEPTEMBER 30, 1998         $26,760   $22,649,848   $(1,223,932)     $ (515,344)
                                      =======   ===========   ===========      ==========


                                   Unrealized
                                   (Loss) Gain
                                  on Securities                                    Total
                                    Available-     Retained       Treasury     Stockholders'
                                     For-Sale      Earnings         Stock         Equity
                                   ----------    -----------   -------------   ------------
BALANCE AT SEPTEMBER 30, 1996      $  (87,649)   $14,746,925   $           -   $ 35,430,668
  Shares issued under stock
    option plan                             -              -               -         73,341
  ESOP shares released                      -              -               -        250,791
  Purchase of management
    recognition plan shares                 -              -               -       (835,693)
  Accrual of management
    recognition plan awards                 -              -               -        177,585
  Change in net unrealized
    gain (loss) on securities
      available-for-sale               73,474              -               -         73,474
  Dividends declared                        -     (1,197,958)              -     (1,197,958)
  Net earnings                              -      3,239,524               -      3,239,524
  Purchase of Treasury stock                -              -      (3,423,528)    (3,423,528)
                                   ----------    -----------   -------------   ------------
BALANCE AT SEPTEMBER 30, 1997         (14,175)    16,788,491      (3,423,528)    33,788,204
  Shares issued under stock
    option plan                             -              -               -          9,193
  ESOP shares released                      -              -               -        323,584
  Accrual of management
    recognition plan awards                 -              -               -        167,139
  Change in net unrealized
    gain (loss) on securities
      available-for-sale               89,057              -               -         89,057
  Dividends declared                        -     (1,150,460)              -     (1,150,460)
  Net earnings                              -      3,325,102               -      3,325,102
  Purchase of Treasury stock                -              -        (989,738)      (989,738)
                                   ----------    -----------   -------------   ------------
BALANCE AT SEPTEMBER 30, 1998      $   74,882    $18,963,133   $  (4,413,266)  $ 35,562,081
                                   ==========    ===========   =============   ============

See accompanying notes to consolidated financial statements.

                          JACKSONVILLE BANCORP, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996


                                                                           1998           1997            1996
                                                                      ------------   ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                          $  3,325,102   $  3,239,524     $  1,580,039
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation                                                         165,233        212,715          187,119
      Amortization/accretion of securities                                 166,145         37,035          148,300
      Provision for losses (gains) on loans and on real estate              35,144         21,347           (2,142)
      Loans originated for sale                                        (28,189,992)   (22,311,000)     (21,848,000)
      Loans sold                                                        28,189,992     22,311,000       21,848,000
      Net gain on sale of equipment                                        (11,640)             -                -
      Net (gain) loss on sale of other real estate                        (132,794)       179,521          162,422
      Accrual of MRP awards                                                167,139        177,585           97,500
      Release of ESOP shares                                               323,584        250,791           85,217
      Change in assets and liabilities:
         (Increase) decrease in other assets                               (60,821)       280,312           24,709
         (Increase) decrease in deferred tax assets                        (42,840)        (3,000)          57,332
         (Decrease) increase SAIF assessment payable                             -     (1,070,478)       1,070,478
         Increase in accrued expenses and
          other liabilities                                                149,543        831,826          163,262
         Decrease in deferred income                                       (47,932)      (141,243)         (79,137)
         Increase in mortgage servicing rights                             (96,882)      (206,040)        (231,541)
         Increase in accrued interest receivable                          (138,457)      (318,971)        (184,694)
                                                                      ------------   ------------     ------------
          Net cash provided by operating activities                      3,800,524      3,490,924        3,078,864
                                                                      ------------   ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds on maturity of investment securities                         18,456,288     13,955,186       23,409,535
  Purchase of investment securities                                    (12,493,297)    (5,995,546)     (14,474,405)
  Net principal payments/originations on loans                         (17,145,410)   (16,062,470)     (21,825,762)
  Proceeds from sale of foreclosed real estate                             129,520        376,174          565,545
  Proceeds from sale of equipment                                           33,735              -                -
  Purchase of mortgage-backed securities                               (17,662,769)   (11,371,963)     (10,926,796)
  Principal paydowns on mortgage-backed securities                       6,937,889      2,251,044        2,238,744
  Capital expenditures                                                    (734,574)      (345,182)        (534,461)
  Purchase of stock in FHLB Dallas                                         (24,500)      (104,500)        (103,700)
  Sale of stock in FHLB Dallas                                             247,000              -                -
  Return of capital from mutual holding company                                  -              -          100,000
                                                                      ------------   ------------     ------------
           Net cash used in investing activities                       (22,256,118)   (17,297,257)     (21,551,300)
                                                                      ------------   ------------     ------------

                           JACKSONVILLE BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                   CONTINUED

                                                           1998              1997            1996
                                                         -----------      -----------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                               $12,456,620      $17,705,411    $     516,941
    Net (decrease) increase in advance payments by
    borrowers for property taxes and insurance              (116,420)         405,390          191,615
  Advances from FHLB                                      20,000,000        5,000,000        4,000,000
  Payment of FHLB advance                                 (5,000,000)      (5,000,000)      (2,000,000)
  Proceeds from sale of common stock                               -                -       14,026,182
  Proceeds from exercise of stock options                      9,193           73,341           54,840
  Payment of ESOP loan                                             -                -         (298,226)
  Purchase of Treasury stock                                (989,738)      (3,423,528)               -
  Purchase of MRP shares                                           -         (835,693)               -
  Dividends paid                                          (1,150,460)      (1,197,958)        (876,965)
                                                         -----------      -----------    -------------
           Net cash provided by financing activities      25,209,195       12,726,963       15,614,387
                                                         -----------      -----------    -------------
           Net increase (decrease) in cash
              and cash equivalents                         6,753,601       (1,079,370)      (2,858,049)

CASH AND CASH EQUIVALENTS
  Beginning of year                                        4,114,045        5,193,415        8,051,464
                                                         -----------      -----------    -------------
  End of year                                            $10,867,646      $ 4,114,045    $   5,193,415
                                                         ===========      ===========    =============

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997


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

  On July 2, 1997, the Association consummated its conversion to a state-chartered savings bank, Jacksonville Savings Bank, SSB. The main purpose of the conversion was to reduce the duplication associated with meeting the regulatory requirements of three regulators. With the conversion to a state savings bank, the Bank will be regulated by the Texas Savings and Loan Department as its primary federal regulator, and the insurer of its deposits will be the FDIC. Prior to the conversion, the Association's primary federal regulator had been the Office of Thrift Supervision.

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

                          JACKSONVILLE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         SEPTEMBER 30, 1998 AND 1997
                                  CONTINUED

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

  MORTGAGE SERVICING RIGHTS
  The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the estimated fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and market data regarding sales of mortgage servicing rights. The Bank sells predominately single-family first mortgage loans with simple risk characteristics and uses a single stratum for purposes of measuring impairment. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
  EARNINGS PER SHARE
  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). This statement supersedes APB 15, "Earnings Per Share" and simplifies the computation of earnings per share (EPS) by replacing the "primary" EPS requirements of APB 15 with a "basic" EPS computation based upon weighted-average shares outstanding. Shares issued to its Employee Stock Ownership Plan (ESOP) are accounted for in accordance with AICPA Statement of Position 93-6. The new standard requires a dual presentation of basic and diluted EPS. Diluted EPS is similar to fully diluted EPS required under APB 15 for entities with complex capital structures. The adoption of FAS 128 did not have a material impact on the Company. All previous periods have been restated to reflect the adoption of FAS 128.

  Earnings per share on a basic and diluted basis as required by Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share" is calculated as follows:

                                                                     Years Ended June 30,
                                                          --------------------------------------------
                                                             1998             1997            1996
                                                          ----------       ----------       ----------
    Basic net earnings per share
      Net income                                          $3,325,102       $3,239,524       $1,580,039
      Weighted-average shares outstanding                  2,304,567        2,485,535        2,483,708
                                                          ----------       ----------       ----------
           Per share                                      $     1.44       $     1.30       $      .64
                                                          ==========       ==========       ==========
    Diluted net earnings per share
      Net income                                          $3,325,102       $3,239,524       $1,580,039
      Weighted-average shares outstanding
         plus assumed conversions                          2,412,993        2,554,565        2,517,334
                                                          ----------       ----------       ----------
           Per share                                      $     1.38       $     1.27       $      .63
                                                          ==========       ==========       ==========
    Calculation of weighted average shares
      outstanding plus assumed conversions
         Weighted-average shares outstanding               2,304,567        2,485,535        2,483,708
         Effect of dilutive stock options                    108,426           69,030           33,626
                                                          ----------       ----------       ----------
                                                           2,412,993        2,554,565        2,517,334
                                                          ==========       ==========       ==========

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

  RECENT ACCOUNTING PRONOUNCEMENTS
  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
  130). This statement, which the Company will be required to adopt, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The new standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company will adopt FAS 130 beginning October 1, 1998.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
  RECENT ACCOUNTING PRONOUNCEMENTS - CONTINUED
  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). This statement, which the Company will be required to adopt, supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. The new standard requires that a public business enterprise report financial and descriptive information about its reportable operating segments. In the initial year of application, comparative information for earlier years is to be restated. The Company will adopt FAS 131 beginning October 1, 1998.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of FAS 133 should be as of the beginning of an entity's fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of FAS 133. Earlier application of FAS 133 is encouraged but is permitted only as of the beginning of any fiscal quarter that begins after issuance of FAS 133. The Company has not yet determined the impact on its results of operations, financial position or cash flows as a result of implementing FAS 133.

  CASH FLOWS
  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows:

                                                                                September 30,
                                                                --------------------------------------------
                                                                    1998            1997             1996
                                                                -----------      -----------      ----------
    Cash on hand and in banks                                   $ 3,086,417      $ 1,336,212      $2,777,737
    Interest bearing deposits                                     7,781,229        2,777,833       2,415,678
                                                                -----------      -----------      ----------
    Cash and cash equivalents                                   $10,867,646      $ 4,114,045      $5,193,415
                                                                ===========      ===========      ==========
    Supplemental disclosure:
      Cash paid for:
         Interest                                               $ 9,567,381      $ 8,776,209      $8,439,688
                                                                ===========      ===========      ==========
         Income taxes                                           $ 1,441,000      $   825,000      $  500,000
                                                                ===========      ===========      ==========
    Non-cash operating activities:
      Change in deferred taxes on net unrealized gains
         and losses on securities available-for-sale            $   (45,878)     $   (37,850)     $   13,957
                                                                ===========      ===========      ==========
    Non-cash investing activities:
      Change in net unrealized gains and losses
         on securities available-for-sale                       $   134,935      $   111,323     $   (41,051)
                                                                ===========      ===========     ===========
      Transfer from loans to real estate acquired
         through foreclosure                                    $   353,000      $   689,000     $   410,000
                                                                ===========      ===========     ===========
      Loans made relating to sale of foreclosed
         real estate                                            $   384,000       $  569,805      $1,308,536
                                                                ===========       ==========      ==========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 3 - INVESTMENT SECURITIES
  The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1998:

                                                                    Available-for-sale
                                           ----------------------------------------------------------------
                                                                                                 Estimated
                                               Amortized       Unrealized      Unrealized         Market
                                                 Cost             Gains         Losses             Value
                                           ------------    --------------     -----------      ------------
    U. S. Agency securities                $  4,500,000    $       20,484     $          -     $  4,520,484
                                           ============    ==============     ============     ============

                                                                    Held-to-maturity
                                            ---------------------------------------------------------------
                                                                                                  Estimated
                                               Amortized       Unrealized       Unrealized         Market
                                                 Cost             Gains           Losses           Value
                                            -----------    --------------     ------------      -----------
    U. S. Treasury notes                    $ 3,002,139    $       14,212     $          -      $ 3,016,351
    U. S. Agency securities                  12,490,362            80,537                -       12,570,899
                                            -----------    --------------     ------------      -----------
                                            $15,492,501    $       94,749     $          -      $15,587,250
                                            ===========    ==============     ============      ===========

  The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1997:

                                                                     Available-for-sale
                                           ----------------------------------------------------------------
                                                                                                  Estimated
                                               Amortized       Unrealized       Unrealized         Market
                                                 Cost             Gains           Losses            Value
                                           ------------    --------------     -----------      ------------
    U.S. Agency securities                 $  3,493,535   $         6,400   $       31,035     $  3,468,900
                                           ============   ===============   ==============     ============

                                                                     Held-to-maturity
                                            ---------------------------------------------------------------
                                                                                                  Estimated
                                               Amortized       Unrealized       Unrealized         Market
                                                 Cost             Gains           Losses            Value
                                            -----------    --------------     ------------      -----------
    U. S. Treasury notes                    $ 6,492,139    $       17,582   $        6,121      $ 6,503,600
    U. S. Agency securities                  15,969,818            49,129           13,687       16,005,260
                                            -----------    --------------     ------------      -----------
                                            $22,461,957    $       66,711   $       19,808      $22,508,860
                                            ===========    ==============   ==============      ===========

  The scheduled maturities of securities at September 30, 1998, were as follows:

                                                    Held-to-maturity                   Available-for-sale
                                                       securities                        securities
                                            -----------------------------       ---------------------------
                                                               Estimated                          Estimated
                                             Amortized          Market           Amortized         Market
                                               Cost              Value              Cost            Value
                                            -----------       -----------       ----------       ----------
    Due in one year or less                 $ 5,498,204       $ 5,526,350       $1,000,000       $1,007,500
    Due from one to five years                9,994,297        10,060,900        2,500,000        2,511,750
    Due from five to ten years                        -                 -        1,000,000        1,001,234
                                            -----------    --------------     ------------      -----------
                                            $15,492,501       $15,587,250       $4,500,000       $4,520,484
                                            ===========       ===========       ==========       ==========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1997 AND 1996
                                   CONTINUED

NOTE 3 - INVESTMENT SECURITIES - CONTINUED
  The scheduled maturities of securities at September 30, 1997, were as follows:

                                                 Held-to-maturity                   Available-for-sale
                                                    securities                        securities
                                            -----------------------------       ---------------------------
                                                              Estimated                           Estimated
                                             Amortized          Market          Amortized          Market
                                               Cost             Value             Cost              Value
                                            -----------       -----------       ----------       ----------
    Due in one year or less                 $ 9,501,221       $ 9,485,475       $  500,000       $  480,000
    Due from one to five years               11,960,736        12,015,885        1,993,603        1,998,900
    Due from five to ten years                1,000,000         1,007,500          999,932          990,000
                                            -----------       -----------       ----------       ----------
                                            $22,461,957       $22,508,860       $3,493,535       $3,468,900
                                            ===========       ===========       ==========       ==========

NOTE 4 - MORTGAGE-BACKED SECURITIES
  The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                      Held-to-maturity
                                             --------------------------------------------------------------
                                                                                                  Estimated
     September 30,                            Amortized        Unrealized       Unrealized         Market
         1998                                   Cost              Gains           Losses            Value
    ------------------                       ----------        ----------      -----------       -----------
    GNMA certificates                        $  846,654        $   34,643      $     4,170       $  877,127
    FHLMC certificates                        1,804,915            14,816            6,627        1,813,104
    FNMA certificates                         4,393,774            53,086            3,926        4,442,934
                                             ----------        ----------      -----------       -----------
                                             $7,045,343        $  102,545      $    14,723       $7,133,165
                                             ==========        ==========      ===========       ==========

                                                                     Available-for-sale
                                            ---------------------------------------------------------------
                                                                                                  Estimated
      September 30,                          Amortized         Unrealized       Unrealized         Market
          1998                                 Cost               Gains           Losses            Value
    ------------------                      -----------        ----------       -----------    ------------
    GNMA certificates                       $ 5,194,110        $   21,468       $        -      $ 5,215,578
    FHLMC certificates                        3,685,407            12,171              965        3,696,613
    FNMA certificates                        15,848,111            64,420            4,122       15,908,409
                                            -----------        ----------       ----------      -----------
                                            $24,727,628        $   98,059       $    5,087      $24,820,600
                                            ===========        ==========       ==========      ===========

                                                                      Held-to-maturity
                                             --------------------------------------------------------------
                                                                                                  Estimated
      September 30,                           Amortized        Unrealized       Unrealized         Market
          1997                                  Cost              Gains           Losses            Value
    ------------------                       ----------       -----------     ------------       ----------
    GNMA certificates                        $1,078,879       $    47,797     $      9,000       $1,117,676
    FHLMC certificates                        2,397,944            25,736           13,579        2,410,101
    FNMA certificates                         6,348,055            65,604            5,413        6,408,246
                                             ----------       -----------     ------------       ----------
                                             $9,824,878       $   139,137     $     27,992       $9,936,023
                                             ==========       ===========     ============       ==========


                                                                     Available-for-sale
                                            ---------------------------------------------------------------
                                                                                                  Estimated
       September 30,                         Amortized         Unrealized       Unrealized         Market
           1997                                Cost               Gains           Losses            Value
    ------------------                      -----------        ----------       -----------     -----------
    GNMA certificates                       $         -         $       -        $       -      $         -
    FHLMC certificates                        4,840,229            11,962              354        4,851,837
    FNMA certificates                         6,549,129                 -            8,452        6,540,677
                                            -----------        ----------       -----------     -----------
                                            $11,389,358         $  11,962        $   8,806      $11,392,514
                                            ===========         =========        =========      ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED
  The scheduled maturities of mortgage-backed securities at September 30, 1998, were as follows:

                                                 Held-to-maturity                   Available-for-sale
                                                    securities                        securities
                                             ----------------------------      ----------------------------
                                                              Estimated                           Estimated
                                             Amortized          Market          Amortized          Market
                                               Cost             Value             Cost              Value
                                             ----------       -----------      -----------      -----------
    Due in one year or less                  $        -        $        -      $         -      $         -
    Due from one to five years                  533,677           530,730                -                -
    Due from five to ten years                2,473,169         2,518,509        5,027,873        5,063,511
    Due after ten years                       4,038,497         4,083,926       19,699,755       19,757,089
                                             ----------       -----------      -----------      -----------
                                             $7,045,343        $7,133,165      $24,727,628      $24,820,600
                                             ==========        ==========      ===========      ===========

  The scheduled maturities of mortgage-backed securities as of September 30, 1997, were as follows:


                                                   Held-to-maturity                    Available-for-sale
                                                    securities                          securities
                                             ----------------------------      ----------------------------
                                                               Estimated                         Estimated
                                              Amortized         Market          Amortized          Market
                                                Cost            Value             Cost              Value
                                             ----------       -----------      -----------      -----------
    Due in one year or less                  $        -        $        -      $         -      $         -
    Due from one to five years                  767,975           769,643                -                -
    Due from five to ten years                4,091,899         4,658,611                -                -
    Due after ten years                       4,965,004         4,507,769       11,389,358       11,392,514
                                             ----------       -----------      -----------      -----------
                                             $9,824,878        $9,936,023      $11,389,358      $11,392,514
                                             ==========        ==========      ===========      ===========

NOTE 5 - LOANS RECEIVABLE
  Loans receivable  are summarized as follows:

                                                                        September 30,
                                                              ---------------------------------
                                                                  1998                  1997
                                                              ------------         ------------
    Mortgage loans (principally conventional):
      Single family residential                               $149,960,319         $141,106,415
      Multi-family residential                                   1,091,156            1,143,982
      Commercial                                                 9,763,998            9,491,964
      Construction                                              15,486,672           10,799,609
      Land                                                       3,770,811            3,445,890
                                                              ------------         ------------
                                                               180,072,956          165,987,860
    Business and Consumer loans:
      Commercial business                                           54,602               76,261
      Consumer:
         Secured by deposits                                     2,022,974            2,126,445
         Secured by vehicles                                    10,576,958            6,537,021
         Personal real estate loans                              5,171,309            4,274,291
         Other                                                   2,884,160            1,983,294
                                                              ------------         ------------
                                                                20,710,003           14,997,312
                                                              ------------         ------------
         Total loans                                           200,782,959          180,985,172
      Less:
         Undisbursed portion of loans in process                (7,845,663)          (5,024,707)
         Unearned discounts                                        (45,904)             (62,338)
         Net deferred loan-origination fees                       (567,671)            (661,797)
         Allowance for loan losses                              (1,170,322)          (1,191,977)
                                                              ------------         ------------
           Net loans                                          $191,153,399         $174,044,353
                                                              ============         ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 5 - LOANS RECEIVABLE - CONTINUED
  The Bank at September 30, had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 6.00% to 9.25%) as follows:

                                            1998             1997
                                         ----------       ----------
         Variable-rate                   $   55,122       $  729,000
         Fixed-rate                       4,953,322        4,092,301
                                         ----------       ----------
                                         $5,008,444       $4,821,301
                                         ==========       ==========

  The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

  Activity in the allowance for loan losses are summarized as follows as of September 30,:

                                                             1998             1997             1996
                                                          ----------       ----------       ----------
    Balance at beginning of period                        $1,191,977       $1,100,000       $1,000,000
      Provision charged to income                             35,000          110,084          100,000
      Charge-offs                                            (56,656)         (18,107)               -
      Recoveries                                                   -                -                -
                                                          ----------       ----------       ----------
    Balance at end of period                              $1,170,321       $1,191,977       $1,100,000
                                                          ==========       ==========       ==========

  At September 30, 1998 and 1997, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $678,000 and $644,000, at September 30, 1998 and 1997, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

  Loans to officers and directors totaled $411,000 and $354,000 at September 30, 1998 and 1997, respectively.

  Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows as of September 30,:

                                                            1998               1997             1996
                                                         -----------      -----------      -----------
  Mortgage loans underlying FHLMC
    pass-through securities                              $77,445,977      $62,078,118      $47,171,302
                                                         ===========      ===========      ===========

  Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,651,000 and $1,419,000, at September 30, 1998 and 1997, respectively.

NOTE 6 - REAL ESTATE
  An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans at September 30, were as follows:

                                                             1998              1997              1996
                                                          ----------       ----------       -----------
    Balance at beginning of period                        $1,304,972       $1,691,527       $2,050,507
      Provisions for losses                                     (144)         (88,737)        (102,142)
      Charge-offs                                                  -         (297,818)        (256,838)
      Recoveries                                                   -                -                -
                                                          ----------       ----------       -----------
    Balance at end of period                              $1,304,828       $1,304,972       $1,691,527
                                                          ==========       ==========       ==========

  For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 7 - ACCRUED INTEREST RECEIVABLE
  Accrued interest receivable is summarized as follows as of September 30,:

                                                             1998             1997
                                                          ----------       ----------
    Investment securities                                 $  289,565       $  384,752
    Mortgage-backed securities                               212,242          149,218
    Loans receivable                                       1,588,663        1,418,043
                                                          ----------       ----------
                                                          $2,090,470       $1,952,013
                                                          ==========       ==========

NOTE 8 - PREMISES AND EQUIPMENT
  Premises and equipment consist of the following:

                                                        September 30,
                                                  ---------------------------              Estimated
                                                     1998            1997                Useful Lives
                                                  ----------      -----------            -------------
    Land                                          $1,046,057      $   777,094                 -
    Building and improvements                      3,287,552        3,082,986            5 to 40 years
    Furniture, fixtures and equipment              2,175,602        1,978,494            3 to 15 years
                                                  ----------      -----------
                                                   6,509,211        5,838,574
    Less accumulated depreciation                  2,573,433        2,450,042
                                                  ----------      -----------
                                                  $3,935,778       $3,388,532
                                                  ==========       ==========

NOTE 9 - DEPOSITS
  Deposits at September 30, are summarized as follows:

                                                      1998                             1997
                                       -----------------------------      ----------------------------
                                          Amount            Percent          Amount            Percent
                                       ------------         --------      -----------          -------
    Transaction accounts:
      Demand and NOW                   $ 24,355,223            11.91     $ 18,411,158             9.60
      Money market                       13,858,303             6.78       15,829,107             8.24
      Passbook savings                   12,683,902             6.20       12,202,513             6.35
                                       ------------         --------     ------------          -------
                                         50,897,428            24.89       46,442,778            24.19
                                       ------------         --------     ------------          -------
    Certificates of deposit:
      4% to 5%                           39,539,063            19.34       24,305,496            12.66
      5% to 6%                           97,129,878            47.50       99,707,956            51.92
      6% to 7%                           16,674,103             8.16       21,280,985            11.08
      7% to 8%                              106,608              .05          150,153              .08
      8% to 9%                              142,838              .06          145,930              .07
                                       ------------         --------     ------------          -------
                                        153,592,490            75.11      145,590,520            75.81
                                       ------------         --------     ------------          -------
                                       $204,489,918           100.00     $192,033,298           100.00
                                       ============         ========     ============          =======

  The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $25,677,000 and $23,191,000, at September 30, 1998 and 1997, respectively.

  Scheduled maturities of certificates of deposit are as follows as of September 30,:

                                                                     1998
                                                        ----------------------------
    Term to maturity                                        Amount            Percent
    ----------------                                    ------------         --------
    Within 12 months                                    $129,588,803            84.37
    12 to 24 months                                       10,402,657             6.78
    24 to 36 months                                       10,902,131             7.09
    Greater than 36 months                                 2,698,899             1.76
                                                        ------------         --------
                                                        $153,592,490           100.00
                                                        ============         ========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 9 - DEPOSITS - CONTINUED
  Interest expense on deposits at September 30, are summarized as follows:

                                                             1998            1997              1996
                                                          ----------       ----------       ----------
    Money Market                                          $  648,031       $  597,484       $  579,466
    Passbook savings                                         370,980          340,422          338,728
    NOW  198,448                                             201,920          205,815
    Certificates of deposit                                8,130,974        7,459,310        7,266,634
                                                          ----------       ----------       ----------
                                                          $9,348,433       $8,599,136       $8,390,643
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

NOTE 10 - BORROWINGS
  Information related to Federal Home Loan Bank borrowings as of September 30, is provided in the table below:

                                                                    1998              1997
                                                                  -----------     ------------
      Balance at end of period                                    $17,000,000     $  2,000,000
      Average amount outstanding during the period                  4,923,000        2,846,000
      Maximum amount outstanding during the period                 19,000,000        5,000,000
      Weighted average interest rate during the period                   5.7%            6.00%
      Interest rates at end of period                            4.9% - 5.56%             5.8%

  Scheduled repayments of Federal Home Loan Bank borrowings at September 30, 1998 are as follows:

      Under 1 year                      $ 2,000,000
      Due 1 to 5 years                       -
      Due 6 to 10 years                  15,000,000
      Over 10 years                          -
                                        -----------
                                        $17,000,000
                                        ===========

  The advances are collateralized by a blanket lien on first mortgage loans.

NOTE 11 - FEDERAL INCOME TAXES
  The Company and its subsidiaries file a consolidated federal income tax return. Previously, if certain conditions are met in determining taxable income, the Bank is allowed a special bad-debt deduction, based on a percentage of taxable income (presently 8%), or on specified experience formulas. This special bad-debt deduction is repealed for years beginning after January 1, 1997.

                                  $1,468,256       $1,380,880       $  704,000
                                  ==========       ==========       ==========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 11 - FEDERAL INCOME TAXES - CONTINUED
  The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                             1998            1997              1996
                                                          ----------       ----------       ----------
    Computed "expected" tax expense                       $1,629,742       $1,570,937       $  776,573
    Adjustments:
      SFAS No. 122 mortgage servicing rights                 (32,940)         (55,237)         (78,367)
      Bad-debt deduction and real estate losses              (33,299)        (161,600)         (12,200)
      Other                                                  (95,247)          26,780           17,994
                                                          ----------       ----------       ----------

  Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                                               1998           1997              1996
                                                             -------        ---------         --------
    Deferred loan fees                                       $20,842         $ 33,529          $45,270
    Accrued pension liability                                  8,678          (18,192)         (15,877)
    FHLB stock dividends                                           -           35,530           35,360
    Deferred compensation                                      5,738           31,883           21,707
    Deferred loan costs                                         (428)         (65,334)               -
    Other, net                                                 5,170          (20,416)          (5,460)
                                                             -------        ---------          -------
                                                             $40,000        $  (3,000)         $81,000
                                                             =======        =========          =======

  The components of the net deferred tax assets shown in the accompanying balance sheets at were comprised of the following:

                                                                              1998             1997
                                                                             --------         --------
    Deferred income tax assets:
      Net unrealized loss on available-for-sale securities                   $      -         $  8,376
      Deferred loan fees                                                      204,169          225,011
      Deferred compensation and other employee benefits                       320,099          333,872
      Deferred loan costs                                                      65,762           65,334
                                                                             --------         --------
         Total deferred income tax assets                                     590,030          632,593
    Deferred income tax liabilities:
      Net unrealized gain on available-for-sale securities                     38,575                -
      FHLB stock dividends                                                    165,618          165,618
      Book/tax depreciation difference                                        146,200          141,672
                                                                             --------         --------
         Total deferred income tax liabilities                                350,393          307,290
                                                                             --------         --------
      Net deferred income tax assets                                         $239,637         $325,303
                                                                             ========         ========

  Stockholders' equity at September 30, 1998 and 1997, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only (base year bad debt reserve). Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

  The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

    Actuarial present value of benefit obligations:

                                                                             1998              1997
                                                                           ----------      -----------
      Accumulated benefit obligation:
         Vested                                                            $1,215,554      $   946,464
         Nonvested                                                             18,875            8,702
                                                                           ----------      -----------
                                                                            1,234,429          955,166
      Effect of projected future compensation                                 965,165          738,890
                                                                           ----------      -----------

    Projected benefit obligation for service rendered to date               2,199,594        1,694,056
    Plan assets at fair value; primarily cash and short-term investments    1,796,216        1,596,085
                                                                           ----------      -----------
    Plan assets in excess of (less than) projected benefit obligation     $  (403,378)     $   (97,971)
                                                                          ===========      ===========

    The components of computed net pension expense for the years ended September 30, are as follows:

                                                            1998              1997             1996
                                                          ----------       ----------       ----------
    Service cost - benefits earned during the year        $   89,998       $   95,691       $  127,148
    Interest cost on projected benefit obligation            116,967          149,291          155,090
    Actual return on plan assets                            (102,787)        (112,625)        (118,323)
    Net amortization and deferral                            (11,786)         (50,215)         (10,411)
                                                          ----------       ----------      -----------
           Net pension expense                            $   92,392       $   82,142       $  153,504
                                                          ==========       ==========       ==========
    Assumptions used to develop the net periodic
      pension cost were:
         Discount rate                                         6.50%            7.00%            7.00%
         Expected long-term rate of return on assets           6.00%            6.50%            6.50%
         Rate on increase in compensation levels               5.00%            5.00%            5.00%

  The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $43,870 in 1998, $39,516 in 1997, and $39,508 in 1996 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

  In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $112,000 in 1998, $100,000 in 1997, and $73,000 in 1996. At
  September 30, 1998 and 1997, the Bank had recorded a net liability of $300,000 and $300,000, respectively, related to such arrangements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

  The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral is reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $285,000, $223,000, and $153,000 for the years ended September 30, 1998, 1997, and 1996, respectively. At September 30, 1998 and 1997, 86,902 and 63,754 ESOP shares, respectively, have been released for allocation, of which 72,152 and 42,331 were allocated to participants at September 30, 1998 and 1997, respectively. The fair value of the unreleased shares of 115,149 and 138,297 at September 30, 1998 and 1997, was approximately $1,439,363 and $2,385,000, respectively.

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

  Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $167,000, $177,000, and $97,500 for the years ended September 30, 1998, 1997, and 1996, respectively.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

  A summary of activity in the Company's stock incentive plans follows:

                                                              Number       Aggregate      Weighted Average
                                                               of           Option             Price
                                                             Shares          Price           Per Share
                                                           ---------      -----------         --------
    Options outstanding at September 30, 1996                 94,485      $   666,390         $   7.05
      Options granted                                        161,840        2,043,230            12.63
      Options exercised                                       10,403           73,341             7.05
                                                           ---------      -----------         --------
    Options outstanding at September 30, 1997                245,922        2,636,279            10.70
      Options granted                                              -                -                -
      Options exercised                                        1,304            9,193             7.05
                                                           ---------      -----------         --------
    Options outstanding at September 30, 1998
      (excise price of $7.05 to $12.63 per share)            244,618       $2,627,086           $10.74
                                                           =========       ==========           ======
    Exercisable at September 30, 1998                        115,138       $  992,337           $ 8.62
                                                           =========       ==========           ======

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

  Stock-based compensation costs would have reduced net income and earnings per share on a proforma basis for 1998 and 1997, by approximately $88,000 and $.04 per share each year, respectively, had the fair values at options granted in that year been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The proforma effect on net income for 1998 and 1997 is not representative of the proforma effect on net income for future years, because it does not take into effect grants made in prior years.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

  The Bank is obligated under noncancelable operating leases for computer equipment. Leases are generally short-term and the remaining commitment at September 30, 1998, is not significant to the Company's operations or financial condition.

NOTE 18 - REGULATORY MATTERS
  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of September 30, 1998 and 1997, the Bank meets all capital adequacy requirements to which it is subject.

                                                                                                To Be Well
                                                                                             Capitalized Under
                                                                     For Capital             Prompt Corrective
                                               Actual:              Adequacy Purposes:       Action Provisions:
                                    ---------------------------------------------------------------------------
As of September 30, 1998:            Amount        Ratio         Amount       Ratio          Amount      Ratio
-------------------------           -----------    ------      -----------   ------        -----------   -----
    Risk-based capital
      (to risk-weighted assets)     $34,720,000     25.2%      $11,015,360     8.0%        $13,769,200   10.0%
    Tier I capital
      (to risk-weighted assets)     $33,550,000     24.4%      $ 5,507,680     4.0%        $ 8,261,520    6.0%
    Tier I capital
      (to average assets)           $33,550,000     13.1%      $10,214,640     4.0%        $12,768,300    5.0%

As of September 30, 1997:            Amount        Ratio         Amount      Ratio           Amount      Ratio
-------------------------           -----------    ------       ----------   ------        -----------   -----
    Risk-based capital
      (to risk-weighted assets)     $32,870,234    26.37%       $9,971,621     8.0%        $12,464,526   10.0%
    Tier I capital

      (to risk-weighted assets)     $31,678,257    25.41%       $4,985,810     4.0%         $7,478,715    6.0%
    Tier I capital
      (to average assets)           $31,678,257    13.66%       $9,278,927     4.0%        $11,598,658    5.0%

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 21 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED LOANS RECEIVABLE
  For certain homogeneous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

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

  COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT
  At September 30, 1998 and 1997, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $5,008,444 and $4,821,301, at September 30, 1998 and 1997, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years.

  The estimated fair values of the Company's financial instruments at September 30, are as follows:

                                                          1998                             1997
                                            ----------------------------------------------------------------
                                              Carrying           Fair            Carrying          Fair
                                               Amount           Value             Amount           Value
                                            -------------    -------------    -------------    -------------
  Financial assets:
    Cash and interest-bearing deposits       $ 10,867,646     $ 10,867,647     $  4,114,045     $  4,115,045
                                             ============     ============     ============     ============
    Investment securities                    $ 20,012,985     $ 20,107,734     $ 25,930,857     $ 25,977,760
                                             ============     ============     ============     ============
    Accrued interest receivable              $  2,090,470     $  2,090,470     $  1,952,013     $  1,952,013
                                             ============     ============     ============     ============
    Loans and mortgage-backed securities     $224,189,664                      $196,453,722
    Less:  Allowance for loan losses            1,170,322                         1,191,977
                                            -------------                      ------------
                                             $223,019,342     $226,335,745     $195,261,745     $197,461,422
                                             ============     ============     ============     ============
  Financial liabilities:
    Deposits                                 $204,489,918     $202,220,080     $192,033,298     $193,185,498
                                             ============     ============     ============     ============
    Borrowings                               $ 17,000,000     $ 17,000,000     $  2,000,000     $  2,000,000
                                             ============     ============     ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1998 AND 1997
                                   CONTINUED

NOTE 22 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)
  Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization. The Company's condensed balance sheets as of September 30, and, related condensed statements of earnings for the years ended September 30, are as follows:

                                                                                      1998            1997
                                                                                   -----------     -----------
                                    BALANCE SHEETS
  ASSETS
    Cash in Bank                                                                   $   709,446     $   788,522
    Investment in subsidiary                                                        35,076,618      33,262,798
    Other assets                                                                        81,085          42,347
                                                                                   -----------     -----------
           Total assets                                                            $35,867,149     $34,093,667
                                                                                   ===========     ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
    Other liabilities                                                              $     6,300     $         -
    Dividends payable                                                                  298,768         305,464
    Stockholders' equity                                                            35,562,081      33,788,203
                                                                                   -----------     -----------
           Total liabilities and stockholders' equity                              $35,867,149     $34,093,667
                                                                                   ===========     ===========

                                 STATEMENTS OF EARNINGS

    General and administrative expenses                                            $  112,113      $    91,845
                                                                                   -----------     -----------
      Loss before income taxes and equity in undistributed
         earnings of subsidiaries                                                      112,113          91,845
    Income tax (benefit)                                                               (38,738)        (31,226)
                                                                                   -----------     -----------
      Loss before equity in earnings of subsidiaries                                    73,375          60,619
    Dividends from subsidiaries                                                      2,181,000         374,107
    Equity in undistributed earnings of subsidiaries                                 1,217,477       2,926,036
                                                                                   -----------     -----------
           Net earnings                                                            $ 3,325,102     $ 3,239,524
                                                                                   ===========     ===========

                               STOCK INFORMATION

         Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 11, 1998, the Company had 2,367,547 shares of common stock outstanding and had 398 stockholders of record.

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

                                                        HIGH            LOW                DIVIDEND
 Quarter ended December 31, 1994(1)                   $  7.40         $  7.40                $0.10

 Quarter ended March 31, 1995(1)                         7.58            7.14                $0.10

 Quarter ended June 30, 1995(1)                          7.58            7.31                $0.10

 Quarter ended September 30, 1995(1)                    12.69            8.11                $0.10

 Quarter ended December 31, 1995(1)                     11.90           10.57                $0.10

 Quarter ended March 31, 1996(1)                        11.63           10.40                $0.10

 Quarter ended June 30, 1996                            10.88            9.13                $0.125

 Quarter ended September 30, 1996                       13.13           10.00                $0.125

 Quarter ended December 31, 1996                        15.00           12.50                $0.125

 Quarter ended March 31, 1997                           15.75           13.94                $0.125

 Quarter ended June 30, 1997                            15.13           13.25                $0.125

 Quarter ended September 30, 1997                       17.25           14.75                $0.125

 Quarter ended December 31, 1997                        24.75           16.88                $0.125

 Quarter ended March 31, 1998                           23.00           19.13                $0.125

 Quarter ended June 30, 1998                            22.00           18.00                $0.125

 Quarter ended September 30, 1998                       18.50           14.50                $0.125


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

 CHARLES BROADWAY                                                     DR. JOE TOLLETT
 Director of the Company, Retired Chief Executive                     Director of the Company; Retired Pediatrician
 Officer of the Company

 ROBERT BROWN
 Director of the Company; Manager, Brown Lumber
 Industries


                               BANKING LOCATIONS

                                  MAIN OFFICE
                          Commerce and Neches Streets
                           Jacksonville, Texas 75766
                                 (903) 586-9861

                                 BRANCH OFFICES


 1015 North Church Street                            617 South Palestine Street
 Palestine, Texas 75801                              Athens, Texas 75751
 (903) 729-3228                                      (903) 677-2511

 107 East Fourth Street                              5620 Old Bullard Road
 Rusk, Texas 75785                                   Tyler, Texas 75703
 (903) 683-2287                                      (903) 534-9144

 1412 Judson Road                                    515 E. Loop 281
 Longview, Texas 75601                               Longview, Texas 75608
 (903) 758-0118                                      (903) 663-9271

                            STOCKHOLDER INFORMATION

         Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings and Loan Association, is a Texas-chartered stock savings and loan association which conducts business from its main office in Jacksonville, Texas and six branch offices in the neighboring communities.


                            TRANSFER AGENT/REGISTRAR

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