Form 10-K405, Exhibit 13
period 1999-09-30
JACKSONVILLE BANCORP INC
filed 1999-12-23
CIK 1005507

                                                                      EXHIBIT 13

                               1999 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                                                     Page
                                                                                                     ----
President's Letter to Stockholders....................................................................1

Selected Consolidated Financial Data..................................................................3

Management's Discussion and Analysis of Financial Condition
     and Results of Operations........................................................................4

Comparison of Results of Operations..................................................................13

Independent Auditor's Report........................................................................F-1

Consolidated Financial Statements:
            Consolidated Statements of Financial Condition..........................................F-2
            Consolidated Statements of Earnings.....................................................F-3
            Consolidated Statements of Stockholders' Equity.........................................F-4
            Consolidated Statements of Cash Flows...................................................F-6

Notes to Consolidated Financial Statements..........................................................F-7

Stock Information....................................................................................43

Directors and Executive Officers.....................................................................44

Banking Locations....................................................................................45

Stockholder Information..............................................................................46

Transfer Agent/Registrar.............................................................................46

Shareholder Requests.................................................................................46

Dear Stockholder:

       We are pleased to present to our stockholders the results of fiscal 1999. It was a year of solid performance in our earnings and steady growth in our loan and deposit portfolios, assets and book value per share.

       Net income for the year totaled $3.64 million or $1.60 per diluted share compared to $3.33 million or $1.38 per diluted share in 1998. This represents an increase of 15.9% in earnings per share for the year.

       Total assets increased $27.2 million to $290.4 million as net deposit growth totaled $10.7 million and net loan growth totaled $25.1 million. Net loan growth increased 13.1% as a result of managements decision to portfolio some of its high quality loans as interest rates increased.

       With our strong growth in assets our capital to asset ratio declined from 13.5% in 1998 to 11.8% in 1999. Our capital position is still in excess of most of our industry peers. In fiscal 2000 we expect to continue to leverage the excess capital through controlled growth in an effort to improve your rate of return.

       Jacksonville Bancorp, Inc. repurchased 209,835 shares of stock during the year and at September 30, 1999 outstanding shares had been reduced to 2,180,212. Book value rose from $14.88 per share at the beginning of the year to $15.70 at year end. Dividends were paid each quarter at $.125 per share.

       We are excited about the investment we have made in our second branch location in Tyler, Texas which opened in October. This branch will play an important role in our loan and deposit growth plans and profitability in the future.

       In 1999, in an effort to grow and diversify our balance sheet and to improve profitability, JS&L Corporation, a Company subsidiary, entered into a real estate development and management agreement to acquire and develop a 66 acre tract of land for single-family homes in

Hallsville, Texas, a community near Longview, Texas. At this time water and sewer lines are being constructed in the subdivision as phase II nears completion. Currently, there are contingency contracts executed for the purchase of twenty-five lots out of the seventy that will be available.

       In 2000 we will strive to gain more market share in East Texas by offering more banking products. Jacksonville Savings Bank is currently in process of installing a voice response system and also anticipates having debit cards available to our customers during the first calendar quarter of 2000.

       Our Company has remained diligent in becoming "Year 2000" compliant. All systems, both in-house and those supplied by external vendors, have been tested and implemented. Management considers your Company to be Y2-K compliant. Policies, plans, and procedures have been developed to guide contingency business resumption efforts in the event of some unforeseen development, such as power or telecommunications failure. Like all companies, we face the uncertainty of external influences on our operation at the turn of the century. However, the substantial investment in time and resources we have made in this area allows us to look forward to the new millennium with confidence.

       Our directors, management and staff want to thank you, our stockholders, for your investment and belief in our effort and vision. We appreciate your support in pursuit of our goals and we remain committed to maximizing the value of your investment. We look forward to reporting continued successes in the new millennium.

Sincerely,

Jerry Chancellor
President & CEO

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

            The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.

                                                                                            SEPTEMBER 30,
                                                                 -------------------------------------------------------------
                                                                    1999                  1998                   1997
                                                                 ---------------- ---------------------- ---------------------
SELECTED FINANCIAL CONDITION AND OTHER DATA:
Total assets...................................................         $290,392               $263,160              $233,944
Cash and cash equivalents......................................            6,568                 10,868                 4,114
Investment securities..........................................           18,711                 20,013                25,931
Mortgage-backed securities.....................................           37,640                 31,866                21,217
Loans receivable, net..........................................          216,267                191,153               174,044
Foreclosed real estate, net....................................              346                    531                   526
Deposits.......................................................          215,209                204,490               192,033
Borrowings.....................................................           35,000                 17,000                 2,000
Stockholders' equity...........................................           34,219                 35,562                33,788
Full-service offices...........................................                7                      7                     6


                                                                               SEPTEMBER 30,
                                                                 ------------------------------------------
                                                                          1996                 1995
                                                                 ----------------------- ------------------
SELECTED FINANCIAL CONDITION AND OTHER DATA:
Total assets...................................................                $217,856           $199,251
Cash and cash equivalents......................................                   5,193              8,051
Investment securities..........................................                  33,805             42,907
Mortgage-backed securities.....................................                  12,107              3,442
Loans receivable, net..........................................                 158,034            135,933
Foreclosed real estate, net....................................                   1,051              2,052
Deposits.......................................................                 174,328            173,811
Borrowings.....................................................                   2,000                358
Stockholders' equity...........................................                  35,431             20,331
Full-service offices...........................................                       6                  6

                                                                             AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                 -------------------------------------------------------------
                                                                         1999                  1998                   1997
                                                                 ---------------- ---------------------- ---------------------
SELECTED OPERATING DATA:
Total interest income..........................................          $20,465                $18,541               $17,172
Total interest expense.........................................           10,711                  9,628                 8,771
                                                                          ------                  -----                 -----
   Net interest income.........................................            9,754                  8,913                 8,401
Provision for losses on loans..................................               60                     35                   110
                                                                          ------                  -----                 -----
   Net interest income after provision for
     losses on loans                                                       9,694                  8,878                 8,291
Noninterest income.............................................            1,687                  1,554                 1,392
Noninterest expense............................................            5,876                  5,639                 5,063
                                                                          ------                  -----                 -----
Income before income taxes.....................................            5,505                  4,793                 4,620
Income taxes...................................................            1,867                  1,468                 1,380
                                                                          ------                  -----                 -----
Net income.....................................................         $  3,638               $  3,325              $  3,240
                                                                        ========               ========              ========
Earnings per share(1)
   Basic.......................................................         $   1.65              $    1.44             $    1.30
   Diluted.....................................................             1.60                   1.38                  1.27
                                                                        ========               ========              ========
Dividends Payout Ratio.........................................            30.07%                 34.60%                36.98%
                                                                        ========               ========              ========

Selected Operating Ratios(2):

Return on average assets.......................................             1.33%                  1.37%                 1.45%
Return on average equity.......................................            10.82                   9.98                  9.35
Average equity to average assets...............................            12.88                  13.74                 15.54
Equity to assets at end of period..............................            11.78                  13.51                 14.44
Interest rate spread(3)........................................             3.23                   3.21                  3.32
Net interest margin(3).........................................             3.72                   3.84                  3.94
Non-performing loans and troubled debt
   restructurings to total loans at end of period(4)...........              .41                    .55                   .59
Non-performing assets and troubled debt
   restructurings to total assets at end of period(4)..........              .42                    .60                   .66
Average interest-earning assets to average
   interest-bearing liabilities................................           111.90                 115.38                114.95
Net interest income after provision for loan losses
   to total noninterest expense................................           164.98                 157.45                163.78

                                                                     AT OR FOR THE YEAR ENDED SEPTEMBER 30,
---------------------------------------------------------------    ---------------------- ------------------
                                                                              1996               1995
---------------------------------------------------------------    ---------------------- ------------------
SELECTED OPERATING DATA:
Total interest income..........................................                  $15,394            $13,232
Total interest expense.........................................                    8,453              7,127
                                                                                   -----              -----
   Net interest income.........................................                    6,941              6,105
Provision for losses on loans..................................                      100                 25
                                                                                   -----              -----
   Net interest income after provision for
     losses on loans                                                               6,841              6,080
Noninterest income.............................................                    1,290                927
Noninterest expense............................................                    5,846              5,045
                                                                                   -----              -----
Income before income taxes.....................................                    2,284              1,962
Income taxes...................................................                      704                573
                                                                                   -----              -----
Net income.....................................................                 $  1,580           $  1,389
                                                                                ========           ========
Earnings per share(1)
   Basic.......................................................                 $    .64           $    .56
   Diluted.....................................................                      .63                 56
                                                                                ========           ========
Dividends Payout Ratio.........................................                   55.50%             29.47%
                                                                                ========           ========

Selected Operating Ratios(2):

Return on average assets.......................................                     .76%               .73%
Return on average equity.......................................                     6.13               7.06
Average equity to average assets...............................                    12.41              10.37
Equity to assets at end of period..............................                    16.27              10.20
Interest rate spread(3)........................................                     2.99               3.08
Net interest margin(3).........................................                     3.50               3.40
Non-performing loans and troubled debt
   restructurings to total loans at end of period(4)...........                      .76                .70
Non-performing assets and troubled debt
   restructurings to total assets at end of period(4)..........                     1.03               1.51
Average interest-earning assets to average
   interest-bearing liabilities................................                   111.92             107.81
Net interest income after provision for loan losses
   to total noninterest expense................................                   117.01             120.52


------------------
 (1) Earnings per share amounts for prior years have been restated to give effect to the exchange ratio of 1.41785 in connection with the Reorganization effective March 29, 1996.

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

 (4) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, non-performing assets consist of non-performing loans and real estate acquired by foreclosure, deed in lieu thereof or deemed in substance foreclosure and troubled debt restructurings consist of restructured debt in accordance with Statement of Financial Accounting Standards No. 15.

                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

       Jacksonville Bancorp, Inc. (the "Company"), through its wholly-owned subsidiary, Jacksonville IHC, Inc., ("IHC") and Jacksonville Savings Bank, SSB ("Jacksonville"), wholly owned subsidiary of IHC, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in Cherokee County and surrounding counties in East Texas. To a lesser extent, Jacksonville also originates construction loans, land loans, consumer loans, and home equity loans. It also has a significant amount of investments in mortgage-backed securities and United States Government and federal agency obligations.

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

       Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Prior to November 1980, Jacksonville, like virtually all savings associations, originated only fixed-rate loans and held them in portfolio until maturity. As a result of the problems caused by holding fixed-rate loans in a rapidly increasing interest-rate environment, changes in regulations to allow for variable-rate loans and consumer demand for such loans during periods of high interest rates, in the 1980's Jacksonville began to transform its portfolio into loan products the interest rates of which adjust periodically. As a result, Jacksonville's loan portfolio, as of September 30, 1999 consisted of 29.0% adjustable or floating rate loans.

       In order to meet its customers' demand for fixed-rate loans during periods of lower interest rates, until 1994 Jacksonville followed a policy of selling to third parties a high percentage of the fixed-rate loans it originated while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. As interest rates declined in late 1991, Jacksonville originated an increasingly higher percentage of fixed-rate residential first mortgage loans and continued to sell approximately 90% of such loans upon origination. Since 1994, it had been Jacksonville's policy to retain a large portion of its fixed-rate residential first mortgage loans with terms of 15 years or less and to sell those fixed rate mortgages with terms in excess of 15 years. However, during fiscal 1999 management elected to hold in portfolio a greater percentage of its 30 year fixed rate mortgages due to increased interest rates.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

       Interest rate risk, including mortgage prepayment risk, is one of the most significant non-credit related risk to which the Bank is exposed. Net interest income, the Bank's primary source of revenue, is affected by changes in interest rates as well as fluctuations in the level and duration of assets and liabilities on the Bank's balance sheet.

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

       The Bank uses simulation analysis to measure the sensitivity of net interest income over a specified time period (generally 1 year) under various interest-rate scenarios using the assumptions discussed above. The Bank's policy on interest rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income should decline by less than 20%. Management estimates, based on its simulation model, that an instantaneous 2% increase in interest rates at September 30, 1999, would result in less than a 10.3% decrease in net interest income over the next twelve months, while a 2% decrease in rates would result in less than a .25% increase in net interest income over the next twelve months. In 1998, management estimated, based on its simulation model, that an instantaneous 2% increase in interest rates at September 30, 1998,would result in less than a 7.50% decrease in net interest income over the next twelve months, while a 2% decrease in rates would result in less than an 2.15%decrease in net interest income over the next twelve months. It should be emphasized that the results are highly dependent on material assumptions such as those discussed above. It should also be noted that the exposure of the Bank's net interest income to gradual and/or modest changes in interest rates is relatively small. At September 30, 1999, the Bank was within the acceptable ranges set forth in the Bank's Interest Rate Risk policy.

"SAFE HARBOR" STATEMENT

            In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which Jacksonville operates), the impact of competition for Jacksonville's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which Jacksonville has no control), and other risks detailed in this Form 10-K and in Jacksonville's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. Jacksonville undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents Jacksonville files from time to time with the Securities and Exchange Commission.

YEAR 2000 STATEMENT

       Jacksonville has been actively working since 1996 to address the Y2K impact on the Company. Management formed a Year 2000 compliance team which developed a plan to correct any harmful impact of Year 2000 issues on its operations.

       The Y2K project consisted of five phases: Awareness, Assessment, Modification, Testing, and Implementation. The in-house data system, operated and maintained by an in-house staff of five personnel, has completed all five phases of the Year 2000 compliance project. A full system test was completed successfully on November 6, 1998 and all internal programs have been implemented and placed into production. Management believes the system is Year 2000 compliant and feels the possibility of failure is minute. However, Jacksonville employs a staff of programmers to remedy any software problems that may occur.

       Jacksonville also has completed all five compliance phases for software supplied by external vendors and this software has been determined to be Y2K compliant.

       The cost of the Year 2000 is considered to be minimal to Jacksonville since the in-house staff has been able to perform the majority of the necessary steps toward Y2K compliance.

       Disruptions in the economy generally resulting from Year 2000 issues outside our data system could adversely affect the Company. Jacksonville has developed a contingency plan in the event that material Year 2000 situations arise. This plan has been approved by regulatory authorities.

NEW ACCOUNTING PRONOUNCEMENTS

       SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was adopted by FASB on June 30, 1998. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Among other things, it supersedes FASB Statements No. 80, "Accounting for Futures Contracts," No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." It amends FASB Statement NO. 107, "Disclosures about Fair Value of Financial Instruments, " to include in Statement 107 the disclosure provisions about concentrations of credit risk from Statement 105. The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transactions. This Statement precludes designating a nonderivative financial instrument as a hedge of an asset, liability, unrecognized firm commitment, or forecasted transaction except that a nonderivative instrument denominated in a foreign currency may be designated as a hedge of the foreign currency exposure of an unrecognized firm commitment denominated in a foreign currency or a net investment in a foreign operation.

       Statement No. 137 deferred the effective date of Statement No. 133 to all fiscal years beginning after June 15, 2000. The Statement may not be applied retroactively to financial statements of prior periods. The Statement's adoption will have no material impact on the Corporation's financial condition or result of operations.

       Also in 1998, the FASB issued Statement No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement establishes accounting standards for certain activities of mortgage banking enterprises and for other enterprises with similar mortgage operations. This Statement amends SFAS No. 65 which as previously amended by SFAS Nos. 115 and 125, required a mortgage banking enterprise to classify a mortgage-backed security as a trading security following the securitization of the mortgage loan held for sale. This Statement further amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities must classify the resulting mortgage-backed security or other retained interests based on the entity's ability and intent to sell or hold those investments. The determination of the appropriate classification for securities retained after the securitization of mortgage loans by a mortgage banking enterprise now conforms to SFAS No. 115. The only new requirement is that if an entity has a sales commitment in place, the security must be classified into trading. This Statement is effective for the first fiscal quarter beginning after December 15, 1998. The Statement's adoption had no impact on the bank's financial condition and results of operations.

CHANGES IN FINANCIAL CONDITION

       At September 30, 1999, Jacksonville's assets totaled $290.4 million, as compared to $263.2 million at September 30, 1998. Total assets increased $27.2 million, or 10.3%, from September 30, 1998 to September 30, 1999. The increase in total assets during fiscal 1999 was principally the result of a $25.1 million or 13.1% increase in loans receivable, net from $191.2 million at September 30, 1998 to $216.3 million at September 30, 1999. The increase was primarily the result of an increase in single-family residential loans of $14.7 million or 9.8%, an increase in construction loans, net of $5.7 million or 36.7% and an increase in consumer loans of $3.4 million or 16.3% during the period. A $8.5 million, or 54.8% decrease in investment securities, held to maturity; and a $2.4 million, or 33.9% decrease in mortgage-backed securities, held to maturity, was offset by a $8.2 million increase in mortgage-backed securities, available for sale and a $7.2 million, or 159.1% increase in investment securities available for sale. The increase in mortgage-backed securities, available for sale, was primarily due to Jacksonville's decision to continue a limited wholesale growth strategy involving leveraged investing using FHLB advances to increase earnings. Management also elected to place most investment securities in the "available for sale" category for securities purchased during the year.

       During the year ended September 30, 1999, total liabilities increased $28.6 million or 12.6% to $256.0 million. This increase was primarily the result of an increase in total deposits of $10.7 million, or 5.2%; and an increase in advances from Federal Home Loan Bank of $18 million which proceeds were used to purchase mortgage-backed securities and for funding loan originations.

       Stockholders equity decreased from $35.6 million at September 30, 1998 to $34.2 million at September 30, 1999, a decrease of $1.3 million or 3.8%. The decrease was primarily the results of annual earnings after dividends less the purchase of 209,835 Treasury shares in the amount of $3.4 million.

       At September 30, 1998, Jacksonville's assets totaled $263.2 million, as compared to $233.9 million at September 30, 1997. Total assets increased $29.2 million, or 12.5%, from September 30, 1997 to September 30, 1998. The increase in total assets during fiscal 1998 was principally the result of a $17.1 million or 9.8% increase in loans receivable, net from $174.0 million at September 30, 1997 to $191.2 million at September 30, 1998. The increase was primarily the result of an increase in single-family residential loans of $8.9 million or 6.3%, an increase in construction loans, net of $4.7 million or 43.4% and an increase in consumer loans of $5.7 million or 38.4% during the period. A $7.0 million, or 31.0% decrease in investment securities, held to maturity; and a $2.8 million, or 28.3% decrease in mortgage-backed securities, held to maturity, was more than offset by a $13.4 million increase in mortgage-backed securities, available for sale and a $1.1 million, or 30.3% increase in investment securities available for sale. The increase in mortgage-backed securities, available for sale, was primarily due to Jacksonville's decision to implement a limited wholesale growth strategy involving leveraged investing using FHLB advances to increase earnings.

       During the year ended September 30, 1998, total liabilities increased $27.5 million or 13.8% to $227.4 million. This increase was primarily the result of an increase in total deposits of $12.5 million, or 6.5%; and an increase in advances from the Federal Home Loan Bank of Dallas of $15.0 million which proceeds were used to purchase mortgage-backed securities.

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

                                             SEPTEMBER 30,
                                                  1999                                  1999
                                            ---------------- -----------------------------------------------------------
                                                 YIELD/           AVERAGE                                  YIELD/
                                                  RATE            BALANCE             INTEREST              RATE
                                            ---------------- ------------------ ------------------- --------------------
INTEREST-EARNING ASSETS:
   Loans receivable(1)................                 8.15%          $205,057             $17,092                 8.34%
   Mortgage-backed securities.........                 6.70             34,029               2,223                 6.53
   Investment securities..............                 6.00             17,684                 880                 4.98
   Other interest-earning assets(2)...                 5.60              5,380                 270                 5.02
                                                                         -----                 ---
Total interest-earning assets.........                                $262,150             $20,465                 7.81%
                                                                      --------             =======                 =====
Non-interest-earning assets...........                                  11,529
                                                                        ------
      Total assets....................                                $273,679
                                                                      ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts...............                 2.69%           $54,114              $1,289                 2.38%
   Time deposits......................                 5.19            155,623               8,199                 5.27
                                                                       -------               -----
      Total deposits..................                                 209,737               9,488                 4.52
                                                                       -------               -----
   Borrowings.........................                 5.39             24,542               1,223                 4.98
                                                                        ------               -----
      Total interest-bearing
         liabilities..................                                 234,279             $10,711                 4.57%
                                                                       -------             =======                ======
Non-interest-bearing liabilities......                                   5,785
                                                                         -----
      Total liabilities...............                                 240,064
                                                                       -------
Stockholder's Equity..................                                  33,615
                                                                        ------
      Total liabilities and
         stockholders' equity.........                                $273,679
                                                                      ========
Net interest income; interest
   rate spread........................                                                      $9,754                 3.23%
                                                                                            ======                 =====
Net interest margin(3)................                                                                             3.72%
                                                                                                                   =====
Average interest-earning assets to
   average interest bearing liabilities                                                                          111.90%
                                                                                                                 =======


                                                                        1998
                                            ------------------------------------------------------------
                                                   AVERAGE                                   YIELD/
                                                   BALANCE              INTEREST              RATE
                                            --------------------- -------------------- -----------------
INTEREST-EARNING ASSETS:
   Loans receivable(1)................                  $180,021              $15,442              8.58%
   Mortgage-backed securities.........                    22,286                1,501              6.74
   Investment securities..............                    23.502                1,261              5.36
   Other interest-earning assets(2)...                     6,326                  337              5.33
                                                           -----                  ---
Total interest-earning assets.........                  $232,135              $18,541              7.99%
                                                        --------              =======              ====
Non-interest-earning assets...........                    10,306
                                                          ------
      Total assets....................                  $242,441
                                                        ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts...............                 $  47,720             $  1,217              2.55%
   Time deposits......................                   148,546                8,131              5.47
                                                         -------                -----
      Total deposits..................                   196,266                9,348              4.76
                                                         -------                -----
   Borrowings.........................                     4,923                  280              5.69
                                                           -----                  ---
      Total interest-bearing
         liabilities..................                   201,189             $  9,628              4.78%
                                                         -------             ========              ====
Non-interest-bearing liabilities......                     7,949
                                                           -----
      Total liabilities...............                   209,138
                                                         -------
Stockholder's Equity..................                    33,303
                                                          ------
      Total liabilities and
         stockholders' equity.........                  $242,441
                                                        ========
Net interest income; interest
   rate spread........................                                       $  8,913              3.21%
                                                                             ========              ====
Net interest margin(3)................                                                             3.84%
                                                                                                   ====
Average interest-earning assets to
   average interest bearing liabilities                                                          115.38%
                                                                                                 ======


                                                                      1997
                                          -----------------------------------------------------------
                                                AVERAGE                                   YIELD/
                                                BALANCE              INTEREST              RATE
                                          -------------------- -------------------- -----------------
INTEREST-EARNING ASSETS:
   Loans receivable(1)................               $163,569              $14,094              8.62%
   Mortgage-backed securities.........                 16,434                1,135              6.91
   Investment securities..............                 28,292                1,657              5.86
   Other interest-earning assets(2)...                  5,041                  286              5.68
                                                        -----                  ---
Total interest-earning assets.........               $213,336              $17,172              8.05%
                                                     --------              =======              ====
Non-interest-earning assets...........                  9,586
                                                        -----
      Total assets....................               $222,922
                                                     ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts...............              $  43,884             $  1,140              2.60%
   Time deposits......................                138,863                7,459              5.37
                                                      -------                -----
      Total deposits..................                182,747                8,599              4.71
                                                      -------                -----
   Borrowings.........................                  2,846                  172              6.04
                                                        -----                  ---
      Total interest-bearing
         liabilities..................                185,593             $  8,771              4.73%
                                                      -------             ========              ====
Non-interest-bearing liabilities......                  2,688
                                                        -----
      Total liabilities...............                188,281
                                                      -------
Stockholder's Equity..................                 34,641
                                                       ------
      Total liabilities and
         stockholders' equity.........               $222,922
                                                     ========
Net interest income; interest
   rate spread........................                                    $  8,401              3.32%
                                                                          ========              ====
Net interest margin(3)................                                                          3.94%
                                                                                                ====
Average interest-earning assets to
   average interest bearing liabilities                                                       114.95%
                                                                                              ======

-----------------

(1) Includes non-accrual loans which do not significantly impact the average.

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

                                                          YEAR ENDED SEPTEMBER 30,
                                          -------------------------------------------------------
                                                               1999 VS. 1998
                                          -------------------------------------------------------
                                                       INCREASE
                                                      (DECREASE)
                                                        DUE TO                       TOTAL
                                          ---------------- ------------------       INCREASE
                                                RATE             VOLUME            (DECREASE)
                                          ---------------- ------------------ -------------------
INTEREST-EARNING ASSETS:
  Loans.............................               $(421)             $2,071              $1,650
  Mortgage-backed securities                         (44)                766                 722
  Investment securities.............                 (86)               (295)               (381)
  Other interest-earning assets.....                 (19)                (48)                (67)
                                                   ------             ------              ------
     Total interest-earning assets..               $(570)             $2,494              $1,924
                                                   ======             ======              ======

INTEREST-BEARING LIABILITIES:
  Deposits..........................               $(382)             $  522              $  140
  Other borrowings..................                 (30)                973                 943
                                                   ------             ------              ------
     Total interest-bearing
        liabilities.................               $(412)             $1,495              $1,083
                                                   ======             ======              ======

  Increase in net
     interest income................                                                      $  841
                                                                                          ======

                                                          YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------------------------------
                                                               1998 VS. 1997
                                        ------------------------------------------------------------
                                                        INCREASE
                                                       (DECREASE)
                                                         DUE TO                          TOTAL
                                        -------------------- ---------------------      INCREASE
                                                RATE                 VOLUME            (DECREASE)
                                        -------------------- --------------------- -----------------
                                                            (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans.............................                $  (65)                $1,413            $1,348
  Mortgage-backed securities                           (33)                   399               366
  Investment securities.............                  (133)                  (263)             (396)
  Other interest-earning assets.....                   (19)                    70                51
                                                     ------                ------            ------
     Total interest-earning assets..                 $(250)                $1,619            $1,369
                                                     ======                ======            ======

INTEREST-BEARING LIABILITIES:
  Deposits..........................                 $  94                $   655           $   749
  Other borrowings..................                   (11)                   119               108
                                                     ------                ------            ------
     Total interest-bearing
        liabilities.................                 $  83                $   774           $   857
                                                     ======               =======           =======

  Increase in net
     interest income................                                                        $   512
                                                                                            =======

                                                          YEAR ENDED SEPTEMBER 30,
                                          -------------------------------------------------------
                                                               1997 VS. 1996
                                           ------------------------------------------------------
                                                         INCREASE
                                                        (DECREASE)
                                                          DUE TO                        TOTAL
                                           ------------------------------------        INCREASE
                                                 RATE                VOLUME           (DECREASE)
                                           ---------------      ---------------      ------------
INTEREST-EARNING ASSETS:
  Loans.............................                 $340               $1,585            $1,925
  Mortgage-backed securities                          (37)                 472               435
  Investment securities.............                    3                 (516)             (513)
  Other interest-earning assets.....                   12                  (81)              (69)
                                                     ----               ------            ------
     Total interest-earning assets..                 $318               $1,460            $1,778
                                                     ====               ======            ======

INTEREST-BEARING LIABILITIES:
  Deposits..........................               $ (104)             $   313           $   209
  Other borrowings..................                   (5)                 114               109
                                                     ----               ------            ------
     Total interest-bearing
        liabilities.................               $ (109)             $   427           $   318
                                                   ======              =======           =======

  Increase in net
     interest income................                                                      $1,460
                                                                                          ======

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

       General. Jacksonville had net earnings of $3.6 million for the year ended September 30, 1999 as compared to $3.3 million for the year ended September 30, 1998. During fiscal 1999, Jacksonville's net interest income increased by $841,000 and its noninterest income increased by $133,000 while the provision for losses on loans increased $25,000. Noninterest expense increased by $237,000, primarily as a result of an increase in compensation and benefits of $70,000, an increase in occupancy and equipment of $121,000, and an increase in other noninterest expense of $48,000, offset by a decrease in insurance expense of $2,000.

       The $313,000 increase in net earnings for fiscal 1999 was primarily the result of an growth in interest-earning assets of $30.0 million or 12.9%. The amount of such assets increased primarily as a result of use of the increase in deposits and advances from the Federal Home Loan Bank, to fund loans receivable and mortgage backed securities, and loan originations. While the average balance of interest-earning assets increased, the Bank experienced generally lower interest rates during the period in which loans were originated which resulted in the average yield on Jacksonville's interest-earning assets decreasing by 18 basis points from 7.99% in fiscal 1998 to 7.81% in fiscal 1999. The positive impact on earnings resulting from the increase in average balance on Jacksonville's interest-earning assets was enhanced by a 21 basis point decrease in the average rate paid on interest-bearing liabilities from 4.78% in fiscal 1998 to 4.57% in fiscal 1999. The interest rate spread increased from 3.21% in fiscal 1998 to 3.23% in 1999.

       NET INTEREST INCOME. Net interest income increased by $841,000, or 9.4%, for the year ended September 30, 1999 compared to the year ended September 30, 1998. This increase was due primarily to a $1.9 million, or 10.4 %, increase in total interest income partially offset by a $1.1 million or 11.2% increase total interest expense.

       The $1.9 million increase in total interest income was primarily the result of increases in interest on loans receivable of $1.6 million or 10.7%, and interest on mortgage-backed securities of $722,000 or 48.1%, offset by a decrease of $381,000 or 30.2% in interest income on investment securities and a decrease in other interest income of $66,000. The increase in interest income from loans receivable was due primarily to a $25.0 million, or 13.9%, increase in the average balance of Jacksonville's loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $22.3 million in fiscal 1998 to $34.0 million in fiscal 1999 with a decrease in average yield from 6.74% to 6.53% in the respective periods. The decrease in interest income from investment securities reflects primarily a decrease in average balance from $23.5 million to $17.7 million, or 24.8%. The decrease in the average balance of securities reflects a shift in portfolio mix by management of Jacksonville as funds from maturing investment securities were used to purchase mortgage-backed securities and to fund new mortgage loans. The average yield on loans originated and retained by Jacksonville during fiscal 1999 was 8.2%.

       The $1.1 million increase in total interest expense from $9.6 million for the year ended September 30, 1998, to $10.7 million for the year ended September 30, 1999, was primarily due to an increase in the growth of deposits, and to an increase in interest paid on FHLB advances. The average rate paid on deposits decreased from 4.76% in fiscal 1998 to 4.52% in fiscal 1999.

       Jacksonville's net interest rate spread was 3.23 % for the year ended September 30, 1999 as compared to 3.21% in fiscal 1998.

       PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $60,000 for the year ended September 30, 1999 compared to $35,000 for the year ended September 30, 1998. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectability of Jacksonville's loan portfolio. Non-performing loans decreased to $544,000 during fiscal 1999, and net charge-offs for the period decreased $39,000 and totaled only $18,000 for the year. The Company's level of net loans outstanding increased $25.1 million which included an increase of 16.3% in consumer loans. Overall economic conditions remained stable for the market area and credit quality for the applicants showed no material change. Upon consideration of such factors, Jacksonville determined that $60,000 in provisions for losses on loans were appropriate in 1999, primarily because of the increase in the loan portfolio. Jacksonville's allowance for losses amounted to $1.2 million at September 30, 1999 the same amount as allocated on September 30, 1998.

       NON-INTEREST INCOME. Noninterest income amounted to $1.7 million for the year ended September 30, 1999 compared to $1.6 million in fiscal 1998. The $133,000 increase was due primarily to an increase in fees and deposit service charges of $207,000; an increase of $14,000 in other noninterest income partially offset by a decrease in income from origination of loan servicing of $87,000. The increase in income from fees and deposit service charges reflects an increase in loan originations and an increase in service charges on deposits.

       NON-INTEREST EXPENSE. Noninterest expense amounted to $5.9 million for the year ended September 30, 1999 compared to $5.6 million during fiscal 1998. The primary reason for the $237,000, or 4.2% increase in noninterest expense during fiscal 1999 was from increases in compensation and benefits of $70,000; in occupancy and equipment of $121,000, and other noninterest expenses of $48,000, offset by a reduction in insurance expense of $2,000.

       INCOME TAXES. Income tax expense amounted to $1.9 million during the year ended September 30, 1999, compared to $1.5 million in fiscal 1998. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville. See Note 11 to Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

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

       The $86,000 increase in net earnings for fiscal 1998 was primarily the result of an increase in the average balance of interest-earning assets of $18.8 million or 8.81%. The amount of such assets increased primarily as a result of use of the increase in deposits and advances from the Federal Home Loan Bank, to fund loans receivable and mortgage backed securities. While the average balance of interest-earning assets increased, the Bank experienced generally lower interest rates during the period in which loans were originated which resulted in the average yield on Jacksonville's interest-earning assets decreasing by 6 basis points from 8.05% in fiscal 1997 to 7.99% in fiscal 1998. The positive impact on earnings resulting from the increase in average balance on Jacksonville's interest-earning assets was offset by a 5 basis point increase in the average rate paid on interest-bearing liabilities from 4.73% in fiscal 1997 to 4.78% in fiscal 1998. The interest rate spread decreased from 3.32% in fiscal 1997 to 3.21% in 1998.

       NET INTEREST INCOME. Net interest income increased by $511,000, or 6.1%, for the year ended September 30, 1998 compared to the year ended September 30, 1997. This increase was due primarily to a $1.4 million, or 8.0%, increase in total interest income partially offset by a $857,000 or 9.8% increase in total interest expense.

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

LIQUIDITY AND CAPITAL RESOURCES

       Jacksonville is required under applicable state regulations to maintain specified levels of liquidity in an amount not less than 10% of its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. At September 30, 1999 the Bank's liquidity was $64.9 million with a liquidity ratio of 30.3%.

       Cash was generated by Jacksonville's operating activities of $3.9 and $3.8 million during the years ended September 30, 1999 and 1998, respectively, primarily as a result of net earnings of $3.6 million and $3.3 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities.

       The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 1999, Jacksonville's investing activities used cash of $32.7 million principally as a result of net loan originations of $24.9 million; to purchase mortgage backed securities totaling $14.8 million; to purchase investment securities of $13.0 million; capital expenditures of $907,000; investment in real estate of $713,000; to purchase stock in FHLB of $353,000; partially offset by proceeds on maturity of investment securities of $14.0 million; principal paydown on MBS of $7.8 million; and proceeds from sale of foreclosed real estate of $133,000.

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

       During the year ended September 30, 1999, Jacksonville's financing activities generated cash of $24.6 million as a result of a net increase in deposits of $10.7 million; net increase of $18.0 million in advances from FHLB, and net increase of $288,000 in advance payments by borrowers for property taxes and insurances; offset by the purchase of Treasury Stock in the amount of $3.4 million; and the payment of dividends in the amount of $1.1 million.

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

       At September 30, 1999, Jacksonville had $3.3 million of outstanding commitments to originate residential real estate loans and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2000 are $138.2 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

       Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a Tier 1 leveraged capital requirement, a Tier 1 risk based capital requirement and a total risk-based capital requirement. At September 30, 1999, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $32.0 million or 11.04% of adjusted total assets and 19.0% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $20.4 million and $25.2 million, respectively. Jacksonville's total risk based capital was $33.2 million at September 30, 1999 or 19.72% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $19.7 million.

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

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 1999 and 1998, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                    HENRY & PETERS, P.C.

Tyler, Texas
November 16, 1999

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           SEPTEMBER 30, 1999 AND 1998

                                                                                                      1999                1998
                                                                                                ---------------     ---------------
                                    ASSETS

Cash on hand and in banks                                                                        $    2,995,572     $    3,086,417
Interest-bearing deposits                                                                             3,572,114          7,781,229
Investment securities:
   Held-to-maturity, approximate fair market value of
      $6,892,900 and $15,587,250 respectively                                                         6,999,329         15,492,501
   Available-for-sale, carried at fair value                                                         11,711,605          4,520,484
Mortgage-backed certificates:
   Held-to-maturity, approximate fair market value of
      $4,642,925 and $7,133,165 respectively                                                          4,657,579          7,045,343
   Available-for-sale, carried at fair value                                                         32,982,733         24,820,600
Loans receivable, net                                                                               216,267,027        191,153,399
Accrued interest receivable                                                                           2,254,158          2,090,470
Foreclosed real estate, net                                                                             346,317            530,728
Premises and equipment, net                                                                           4,582,898          3,935,778
Stock in Federal Home Loan Bank of Dallas, at cost                                                    1,974,400          1,621,900
Investment in real estate                                                                               712,796                  -
Mortgage servicing rights                                                                               587,553            534,463
Other assets                                                                                            747,529            546,862
                                                                                               ----------------   ----------------
            Total assets                                                                           $290,391,610       $263,160,174
                                                                                               ================   ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Deposits                                                               $215,209,204             $204,489,918
   Advance from Federal Home Loan Bank                                      35,000,000               17,000,000
   Advances from borrowers for taxes and insurance                           4,095,425                3,807,168
   Accrued expenses and other liabilities                                    1,722,240                2,131,267
                                                                       ---------------          ---------------
      Total liabilities                                                    256,026,869              227,428,353
DEFERRED INCOME
   Gain on sale of real estate owned                                         145,815                    169,740
STOCKHOLDERS' EQUITY
   Preferred stock, no par value, 5,000,000 shares
   authorized; none issued                                                                                    -                  -
   Common stock, $.01 par value, 25,000,000 shares
   authorized; 2,675,972 and 2,675,972 shares issued;
      2,180,212 and 2,390,047 shares outstanding in 1999 and
      1998, respectively                                                        26,760                   26,760
   Additional paid-in capital                                               22,722,712               22,649,848
   Retained earnings, substantially restricted                              21,507,284               18,963,133
   Accumulated other comprehensive income (loss)                              (801,201)                  74,882
   Less:
      Treasury stock, at cost (495,760 and 285,925 shares,
        respectively)                                                                                (7,771,886)        (4,413,266)
      Shares acquired by Employee Stock Ownership Plan                       (1,116,537)             (1,223,932)
      Shares acquired by Management Recognition Plan                           (348,206)               (515,344)
                                                                       ----------------         ----------------
            Total stockholders' equity                                      34,218,926               35,562,081
                                                                       ----------------           -------------
               Total liabilities and stockholders' equity                                          $290,391,610       $263,160,174
                                                                                                   ============       ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

                                                        1999                   1998                     1997
                                                   -------------         ---------------           -------------
INTEREST INCOME
   Loans receivable                                $  17,091,560          $   15,442,039           $  14,093,616
   Mortgage-backed securities                          2,223,096               1,501,491               1,134,799
   Investment securities                                 880,071               1,260,766               1,657,500
   Other                                                 270,598                 336,885                 286,566
                                                   -------------          --------------           -------------
      Total interest income                           20,465,325              18,541,181              17,172,481

INTEREST EXPENSE
   Deposits                                            9,488,048               9,348,433               8,599,136
   Interest on borrowings                              1,223,328                 279,894                 171,913
                                                   -------------          --------------           -------------
      Total interest expense                          10,711,376               9,628,327               8,771,049
                                                   -------------          --------------           -------------
      Net interest income                              9,753,949               8,912,854               8,401,432
PROVISION FOR LOSSES ON LOANS                             60,000                  35,000                 110,084
                                                   -------------          --------------           -------------
      Net interest income after provision for
         losses on loans                               9,693,949               8,877,854               8,291,348

NONINTEREST INCOME
   Fees and deposit service charges                    1,322,649               1,116,117                 947,783
   Real estate operations, net                           135,196                 135,315                 179,718
   Other                                                 176,271                 162,171                 101,604
   Mortgage servicing rights                              53,090                 140,394                 162,462
                                                   -------------          --------------           -------------
      Total noninterest income                         1,687,206               1,553,997               1,391,567

NONINTEREST EXPENSE
   Compensation and benefits                           3,829,581               3,759,893               3,269,947
   Occupancy and equipment                               650,676                 529,524                 529,124
   Insurance expense                                     165,849                 167,851                 224,658
   Provisions for real estate losses                           -                    (144)                (88,737)
   Other                                               1,229,471               1,181,369               1,127,519
                                                   -------------           -------------          --------------
      Total noninterest expense                        5,875,577               5,638,493               5,062,511
                                                   -------------          --------------           -------------

INCOME BEFORE TAXES ON INCOME                          5,505,578               4,793,358               4,620,404

TAXES ON INCOME
   Current                                             1,759,347               1,428,256               1,383,880
   Deferred                                              108,000                  40,000                  (3,000)
                                                  --------------           -------------          --------------
      Total income tax expense                         1,867,347               1,468,256               1,380,880
                                                   -------------          --------------           -------------
         Net earnings                              $   3,638,231          $    3,325,102           $   3,239,524
                                                   =============          ==============           =============

EARNINGS PER COMMON SHARE

   Basic                                           $        1.65           $        1.44           $        1.30
                                                   =============           =============           =============
   Diluted                                         $        1.60           $        1.38           $        1.27
                                                   =============           =============           =============



See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997



                                                                               Additional             Compre-
                                                                Common          Paid-in               hensive
                                                                Stock           Capital                Income
                                                              --------        ------------         -------------
BALANCE AT SEPTEMBER 30, 1996                                 $26,643          $22,297,343
   Shares issued under stock
      option plan                                                 104               73,237
   ESOP shares released                                             -              100,678
   Purchase of management
      recognition plan shares                                       -                    -
   Accrual of management
      recognition plan awards                                       -                    -
   Comprehensive income:
      Net earnings                                                  -                    -           $3,239,524
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                           -                    -               73,474
                                                                                                     ----------
               Comprehensive income                                                                  $3,312,998
                                                                                                     ==========
   Dividends declared                                               -                    -
   Purchase of 231,000 Treasury shares                              -                    -
                                                            ---------        -------------
BALANCE AT SEPTEMBER 30, 1997                                  26,747           22,471,258
   Shares issued under stock
      option plan                                                  13                9,180
   ESOP shares released                                             -              169,410
   Accrual of management
      recognition plan awards                                       -                    -
   Comprehensive income:
      Net earnings                                                  -                    -           $3,325,102
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                           -                    -               89,057
                                                                                                     ----------
               Comprehensive income                                                                  $3,414,159
                                                                                                     ==========
   Dividends declared                                               -                    -
   Purchase of 54,825 Treasury shares                               -                    -
                                                            ---------        -------------
BALANCE AT SEPTEMBER 30, 1998                                 $26,760          $22,649,848

                                                             Accumulated
                                                                Other
                                                            Comprehensive             Retained              Treasury
                                                            Income (Loss)             Earnings               Stock
                                                            -------------          --------------        -------------
BALANCE AT SEPTEMBER 30, 1996                                  $(87,649)           $   14,746,925        $         -
   Shares issued under stock
      option plan                                                     -                         -                  -
   ESOP shares released                                               -                         -                  -
   Purchase of management
      recognition plan shares                                         -                         -                  -
   Accrual of management
      recognition plan awards                                         -                         -                  -
   Comprehensive income:
      Net earnings                                                    -                 3,239,524                  -
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                        73,474                         -                  -

               Comprehensive income

   Dividends declared                                                 -               (1,197,958)                  -
   Purchase of 231,000 Treasury shares                                -                         -        (3,423,528)
                                                              ---------             -------------       ------------
BALANCE AT SEPTEMBER 30, 1997                                  (14,175)                16,788,491        (3,423,528)
   Shares issued under stock
      option plan                                                     -                         -                  -
   ESOP shares released                                               -                         -                  -
   Accrual of management
      recognition plan awards                                         -                         -                  -
   Comprehensive income:
      Net earnings                                                    -                 3,325,102                  -
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                        89,057                         -                  -

               Comprehensive income

   Dividends declared                                                 -               (1,150,460)                  -
   Purchase of 54,825 Treasury shares                                 -                         -          (989,738)
                                                              ---------             -------------      -------------
BALANCE AT SEPTEMBER 30, 1998                                  $ 74,882               $18,963,133       $(4,413,266)

                                                                    Shares             Shares
                                                                   Acquired           Acquired                Total
                                                                      by                 by               Stockholders'
                                                                     ESOP               MRP                   Equity
                                                               -------------      ------------            -------------
BALANCE AT SEPTEMBER 30, 1996                                  $ (1,528,219)      $   (24,375)            $ 35,430,668
   Shares issued under stock
      option plan                                                          -                 -                  73,341
   ESOP shares released                                              150,113                 -                 250,791
   Purchase of management
      recognition plan shares                                              -         (835,693)               (835,693)
   Accrual of management
      recognition plan awards                                              -           177,585                 177,585
   Comprehensive income:
      Net earnings                                                         -                 -               3,239,524
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                                  -                 -                  73,474
               Comprehensive income

   Dividends declared                                                      -                 -             (1,197,958)
   Purchase of 231,000 Treasury shares                                     -                 -             (3,423,528)
                                                               -------------      ------------            ------------
BALANCE AT SEPTEMBER 30, 1997                                    (1,378,106)         (682,483)              33,788,204
   Shares issued under stock
      option plan                                                          -                 -                   9,193
   ESOP shares released                                              154,174                 -                 323,584
   Accrual of management
      recognition plan awards                                              -           167,139                 167,139
   Comprehensive income:
      Net earnings                                                         -                 -               3,325,102
      Other comprehensive income, net
         of tax, unrealized gains on
            securities available-for-sale                                  -                 -                  89,057
               Comprehensive income

   Dividends declared                                                      -                 -             (1,150,460)
   Purchase of 54,825 Treasury shares                                      -                 -               (989,738)
                                                               -------------      ------------            ------------
BALANCE AT SEPTEMBER 30, 1998                                   $(1,223,932)      $  (515,344)            $ 35,562,081

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                   (CONTINUED)


                                                                      Additional            Compre-
                                                      Common           Paid-in              hensive
                                                      Stock            Capital               Income
                                                   -----------      --------------        ------------
BALANCE AT SEPTEMBER 30, 1998                       $26,760          $22,649,848
   ESOP shares released                                   -               72,864
   Accrual of management
      recognition plan awards                             -                    -
   Comprehensive income:
      Net earnings                                        -                    -           $3,638,231
      Other comprehensive income, net
         of tax, unrealized (loss) on
            securities available-for-sale                 -                    -            (876,083)
                                                                                          -----------
               Comprehensive income                                                        $2,762,148
                                                                                           ==========
   Dividends declared                                     -                    -
   Purchase of 209,835 Treasury shares                    -                    -
                                                    -------          -----------
BALANCE AT SEPTEMBER 30, 1999                       $26,760          $22,722,712
                                                    =======          ===========

                                                 Accumulated
                                                    Other
                                                Comprehensive        Retained            Treasury
                                                Income (Loss)        Earnings             Stock
                                                -------------      ------------      ---------------
BALANCE AT SEPTEMBER 30, 1998                    $   74,882         $18,963,133       $(4,413,266)
   ESOP shares released                                   -                   -                  -
   Accrual of management
      recognition plan awards                             -                   -                  -
   Comprehensive income:
      Net earnings                                        -           3,638,231                  -
      Other comprehensive income, net
         of tax, unrealized (loss) on
            securities available-for-sale         (876,083)                   -                  -

               Comprehensive income

   Dividends declared                                     -         (1,094,080)                  -
   Purchase of 209,835 Treasury shares                    -                   -        (3,358,620)
                                                 ----------         -----------       ------------
BALANCE AT SEPTEMBER 30, 1999                    $(801,201)         $21,507,284       $(7,771,886)
                                                 ==========         ===========       ============

                                                      Shares            Shares
                                                     Acquired          Acquired          Total
                                                        by                by         Stockholders'
                                                       ESOP              MRP             Equity
                                                   ------------      ------------     ------------
BALANCE AT SEPTEMBER 30, 1998                     $(1,223,932)        $(515,344)       $35,562,081
   ESOP shares released                                107,395                 -           180,259
   Accrual of management
      recognition plan awards                                -           167,138           167,138
   Comprehensive income:
      Net earnings                                           -                 -         3,638,231
      Other comprehensive income, net
         of tax, unrealized (loss) on
            securities available-for-sale                    -                 -         (876,083)

               Comprehensive income

   Dividends declared                                        -                 -       (1,094,080)
   Purchase of 209,835 Treasury shares                       -                 -       (3,358,620)
                                                  ------------        ----------       -----------
BALANCE AT SEPTEMBER 30, 1999                     $(1,116,537)        $(348,206)       $34,218,926
                                                  ============        ==========       ===========



See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997


                                                                          1999                    1998                    1997
                                                                    ---------------         ---------------         ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                        $    3,638,231          $    3,325,102          $    3,239,524
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
         Depreciation                                                       259,416                 165,233                 212,715
         Amortization/accretion of securities                               175,132                 166,145                  37,035
         Provision for losses on loans and on real estate                    60,000                  35,144                  21,347
         Loans originated for sale                                     (23,866,321)            (28,189,992)            (22,311,000)
         Loans sold                                                      23,866,321              28,189,992              22,311,000
         Net gain on sale of equipment                                            -                (11,640)                       -
         Net (gain) loss on sale of other real estate                     (187,400)               (132,794)                 179,521
         Accrual of MRP awards                                              167,138                 167,139                 177,585
         Release of ESOP shares                                             180,259                 323,584                 250,791
         Change in assets and liabilities:
            Decrease (increase) in other assets                             250,647               (103,661)                 277,312
            Decrease in SAIF assessment payable                                   -                       -             (1,070,478)
            (Decrease) increase in accrued expenses and
              other liabilities                                           (409,027)                 149,543                 831,826
            Decrease in deferred income                                    (23,925)                (47,932)               (141,243)
            Increase in mortgage servicing rights                          (53,090)                (96,882)               (206,040)
            Increase in accrued interest receivable                       (163,688)               (138,457)               (318,971)
                                                                     --------------          --------------          --------------
               Net cash provided by operating activities                  3,893,693               3,800,524               3,490,924
                                                                     --------------          --------------          --------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds on maturity of investment securities                         13,965,068              18,456,288              13,955,186
   Purchase of investment securities                                   (12,998,125)            (12,493,297)             (5,995,546)
   Net principal payments/originations on loans                        (24,934,510)            (17,145,410)            (16,062,470)
   Proceeds from sale of foreclosed real estate                             132,693                 129,520                 376,174
   Proceeds from sale of equipment                                                -                  33,735                       -
   Purchase of mortgage-backed securities                              (14,751,466)            (17,662,769)            (11,371,963)
   Principal paydowns on mortgage-backed securities                       7,809,676               6,937,889               2,251,044
   Capital expenditures                                                   (906,536)               (734,574)               (345,182)
   Purchase of stock in FHLB Dallas                                       (352,500)                (24,500)               (104,500)
   Sale of stock in FHLB Dallas                                                   -                 247,000                       -
   Investment in real estate                                              (712,796)                       -                       -
                                                                     --------------          --------------          --------------
               Net cash used in investing activities                   (32,748,496)            (22,256,118)            (17,297,257)
                                                                     --------------          --------------          --------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                             $10,719,286             $12,456,620             $17,705,411
   Increase (decrease) in advance payments by
      borrowers for property taxes and insurance                            288,257               (116,420)                 405,390
   Advances from FHLB                                                    49,500,000              20,000,000               5,000,000
   Payment of FHLB advances                                            (31,500,000)             (5,000,000)             (5,000,000)
   Proceeds from exercise of stock options                                        -                   9,193                  73,341
   Purchase of Treasury stock                                           (3,358,620)               (989,738)             (3,423,528)
   Purchase of MRP shares                                                         -                       -               (835,693)
   Dividends paid                                                       (1,094,080)             (1,150,460)             (1,197,958)
                                                                     --------------          --------------          --------------
               Net cash provided by financing activities                 24,554,843              25,209,195              12,726,963
                                                                     --------------          --------------          --------------
               Net (decrease) increase in cash and cash
                 equivalents                                            (4,299,960)               6,753,601             (1,079,370)

CASH AND CASH EQUIVALENTS
   Beginning of year                                                     10,867,646               4,114,045               5,193,415
                                                                     --------------          --------------          --------------
   End of year                                                       $    6,567,686          $   10,867,646          $    4,114,045
                                                                     ==============          ==============          ==============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998

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

 On July 2, 1997, the Bank consummated its conversion to a state-chartered savings bank, Jacksonville Savings Bank, SSB. The main purpose of the conversion was to reduce the duplication associated with meeting the regulatory requirements of three regulators. With the conversion to a state savings bank, the Bank will be regulated by the Texas Savings and Loan Department as its primary federal regulator, and the insurer of its deposits will be the FDIC. Prior to the conversion, the Association's primary federal regulator had been the Office of Thrift Supervision.

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

 PREMISES AND EQUIPMENT
 Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
 The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience known, and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Currently, the allowance for loan losses is formally reevaluated on a quarterly basis. In management's opinion there are no material loans, either individually or in the aggregate, which are impaired as defined by Statement of Financial Accounting Standards No. 114, as amended by Statement No. 118. While management uses available information to recognize losses on loans, further additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies as an integral part of their examinations, periodically review the allowance for loan losses.

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

 REAL ESTATE
 Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost (loan balance) or fair value, less estimated costs of disposition, at the date of foreclosure. Investment in real estate is recorded at cost. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.

 Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. Currently, all major foreclosed real estate properties are formally reevaluated on a quarterly basis to determine the adequacy of the allowance for losses.

 Gains on sale of real estate are accounted for in accordance with Statement of Financial Accounting Standards No. 66. When the borrower's initial cash down payment does not meet the minimum requirements, the gain on sale is deferred and recorded on the installment basis until such time as sufficient principal payments are received to meet the minimum down payment requirements. Losses on sale of real estate are recognized at the date of sale.

 ESTIMATES
 The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
 ESTIMATES - CONTINUED
 Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

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

 EARNINGS PER SHARE
 The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). The standard requires a dual presentation of basic and diluted EPS. This statement provides for a "basic" EPS computation based upon weighted-average shares outstanding. Shares issued to its Employee Stock Ownership Plan (ESOP) are accounted for in accordance with AICPA Statement of Position 93-6. The new standard requires a dual presentation of basic and diluted EPS. Diluted EPS is similar to fully diluted EPS required under APB 15 for entities with complex capital structures.

 Earnings per share on a basic and diluted basis is calculated as follows:

                                                                           Years Ended September 30,
                                                      ---------------------------------------------------------------
                                                           1999                    1998                    1997
                                                      ---------------         ---------------         ---------------
      Basic net earnings per share
         Net income                                    $    3,638,231          $    3,325,102          $    3,239,524
         Weighted-average shares outstanding                2,202,425               2,304,567               2,485,535
                                                       --------------          --------------          --------------
               Per share                               $         1.65          $         1.44          $         1.30
                                                       ==============          ==============          ==============
      Diluted net earnings per share
         Net income                                    $    3,638,231          $    3,325,102          $    3,239,524
         Weighted-average shares outstanding
            plus assumed conversions                        2,278,965               2,412,993               2,554,565
                                                       --------------          --------------          --------------
               Per share                               $         1.60          $         1.38          $         1.27
                                                       ==============          ==============          ==============
      Calculation of weighted average shares
         outstanding plus assumed conversions
            Weighted-average shares outstanding        $    2,202,425          $    2,304,567          $    2,485,535
            Effect of dilutive stock options                   76,540                 108,426                  69,030
                                                       --------------          --------------          --------------
                                                       $    2,278,965          $    2,412,993          $    2,554,565
                                                       ==============          ==============          ==============

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
 COMPREHENSIVE INCOME
 In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
 130). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted the provisions of FAS 130, effective October 1, 1998, and reclassified financial statements for earlier periods.

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

 CASH FLOWS
 For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows at September 30:


                                                                            1999                      1998               1997
                                                                       --------------             -----------        -----------
      Cash on hand and in banks                                        $    2,995,572             $ 3,086,417        $ 1,336,212
      Interest bearing deposits                                             3,572,114               7,781,229          2,777,833
                                                                       --------------             -----------        -----------
            Cash and cash equivalents                                  $    6,567,686             $10,867,646        $ 4,114,045
                                                                       ==============             ===========        ===========
      Supplemental disclosure:
         Cash paid for:
            Interest                                                   $   10,644,167             $ 9,567,381        $ 8,776,209
                                                                       ==============             ===========        ===========
            Income taxes                                               $    2,090,000             $ 1,441,000        $   825,000
                                                                       ==============             ===========        ===========
      Non-cash operating activities:
         Change in deferred taxes on net unrealized gains
            and losses on securities available-for-sale                $      451,315             $   (45,878)       $   (37,850)
                                                                       ==============             ===========        ===========
      Non-cash investing activities:
         Change in net unrealized gains and losses
            on securities available-for-sale                           $   (1,327,398)            $   134,935        $   111,323
                                                                       ==============             ===========        ===========
         Transfer from loans to real estate acquired
            through foreclosure                                        $      391,000             $   353,000        $   689,000
                                                                       ==============             ===========        ===========
         Loans made relating to sale of foreclosed real estate         $      630,000             $   384,000        $   569,805
                                                                       ==============             ===========        ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 3 - INVESTMENT SECURITIES
 The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1999:

                                                                        Available-for-sale
                                      -------------------------------------------------------------------------------------
                                                                                                               Estimated
                                        Amortized            Unrealized                Unrealized                Market
                                           Cost                Gains                     Losses                  Value
                                      -------------     -------------------         ---------------          --------------
      U.S. Agency securities            $12,026,229     $                 -           $     314,624             $11,711,605
                                        ===========     ===================           =============             ===========

                                                                         Held-to-maturity
                                     -------------------------------------------------------------------------------------
                                      Amortized               Unrealized              Unrealized                 Market
                                         Cost                   Gains                   Losses                   Value
                                     -------------         ---------------           -------------           -------------
      U. S. Treasury notes            $          -          $            -            $          -            $          -
      U. S. Agency securities            6,999,329                   1,821                 108,250               6,892,900
                                     -------------         ---------------           -------------           -------------
                                      $  6,999,329          $        1,821            $    108,250            $  6,892,900
                                      ============          ==============            ============            ============

The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1998:

                                                                             Available-for-sale
                                          ------------------------------------------------------------------------------------
                                                                                                                   Estimated
                                           Amortized               Unrealized           Unrealized                   Market
                                              Cost                   Gains                Losses                     Value
                                          ------------          --------------      ------------------            ------------
      U. S. Agency securities             $  4,500,000          $       20,484      $                -            $  4,520,484
                                          ============          ==============      ==================            ============

                                                                              Held-to-maturity
                                          ------------------------------------------------------------------------------
                                                                                                             Estimated
                                            Amortized             Unrealized            Unrealized             Market
                                               Cost                 Gains                 Losses               Value
                                          ------------         ---------------     -------------------      ------------
      U. S. Treasury notes                $  3,002,139          $       14,212      $                -      $  3,016,351
      U. S. Agency securities               12,490,362                  80,537                       -        12,570,899
                                          ------------         ---------------     -------------------      ------------
                                          $ 15,492,501          $       94,749      $                -      $ 15,587,250
                                          ============          ==============      ==================      ============

The scheduled maturities of securities at September 30, 1999, were as follows:

                                                  Held-to-maturity                        Available-for-sale
                                                     securities                               securities
                                        ------------------------------------     ------------------------------------
                                                                 Estimated                                 Estimated
                                         Amortized                 Market         Amortized                  Market
                                            Cost                   Value             Cost                    Value
                                        ------------            ------------     ------------             -----------
      Due in one year or less           $  1,999,329            $  2,001,150     $  1,000,000             $   992,500
      Due from one to five years           5,000,000               4,891,750       10,026,969               9,759,905
      Due from five to ten years                   -                       -          999,260                 959,200
                                        ------------            ------------     ------------             -----------
                                        $  6,999,329            $  6,892,900     $ 12,026,229             $11,711,605
                                        ============            ============     ============             ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 3 - INVESTMENT SECURITIES - CONTINUED

   The scheduled maturities of securities at September 30, 1998, were as follows:

                                         Held-to-maturity                  Available-for-sale
                                            securities                         securities
                                 -----------------------------       -----------------------------
                                                    Estimated                           Estimated
                                  Amortized           Market          Amortized           Market
                                    Cost              Value              Cost             Value
                                 -----------       -----------       -----------       -----------
Due in one year or less          $ 5,498,204       $ 5,526,350       $ 1,000,000       $ 1,007,500
Due from one to five years         9,994,297        10,060,900         2,500,000         2,511,750
Due from five to ten years                 -                 -         1,000,000         1,001,234
                                 -----------       -----------       -----------       -----------
                                 $15,492,501       $15,587,250       $ 4,500,000       $ 4,520,484
                                 ===========       ===========       ===========       ===========

NOTE 4 - MORTGAGE-BACKED SECURITIES

   The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                               Held-to-maturity
                         -------------------------------------------------------------
                                                                             Estimated
   September 30,         Amortized        Unrealized       Unrealized         Market
      1999                 Cost              Gains           Losses           Value
------------------       ----------       ----------       ----------       ----------
GNMA certificates        $  528,190       $   15,547       $    8,325       $  535,411
FHLMC certificates        1,263,090            6,293           22,276        1,247,107
FNMA certificates         2,866,299            5,834           11,726        2,860,407
                         ----------       ----------       ----------       ----------
                         $4,657,579       $   27,674       $   42,327       $4,642,925
                         ==========       ==========       ==========       ==========

                                                 Available-for-sale
                         -----------------------------------------------------------------
                                                                                Estimated
    September 30,         Amortized        Unrealized        Unrealized          Market
       1999                 Cost              Gains            Losses             Value
------------------       -----------       -----------       -----------       -----------
GNMA certificates        $ 4,085,032       $         -       $   116,134       $ 3,968,898
FHLMC certificates         2,141,045                 -             8,968         2,132,077
FNMA certificates         13,008,451             3,415           290,867        12,720,999
Private label             14,647,522                 -           486,763        14,160,759
                         -----------       -----------       -----------       -----------
                         $33,882,050       $     3,415       $   902,732       $32,982,733
                         ===========       ===========       ===========       ===========

                                                 Held-to-maturity
                         -------------------------------------------------------------
                                                                             Estimated
   September 30,         Amortized        Unrealized       Unrealized         Market
      1998                 Cost             Gains            Losses           Value
------------------       ----------       ----------       ----------       ----------
GNMA certificates        $  846,654       $   34,643       $    4,170       $  877,127
FHLMC certificates        1,804,915           14,816            6,627        1,813,104
FNMA certificates         4,393,774           53,086            3,926        4,442,934
                         ----------       ----------       ----------       ----------
                         $7,045,343       $  102,545       $   14,723       $7,133,165
                         ==========       ==========       ==========       ==========

                                                  Available-for-sale
                         -----------------------------------------------------------------
                                                                                Estimated
    September 30,         Amortized         Unrealized       Unrealized           Market
       1998                 Cost              Gains            Losses             Value
-------------------      -----------       -----------       -----------       -----------
GNMA certificates        $ 5,194,110       $    21,468       $         -       $ 5,215,578
FHLMC certificates         3,685,407            12,171               965         3,696,613
FNMA certificates         15,848,111            64,420             4,122        15,908,409
                         -----------       -----------       -----------       -----------
                         $24,727,628       $    98,059       $     5,087       $24,820,600
                         ===========       ===========       ===========       ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED

   The scheduled maturities of mortgage-backed securities as of September 30, 1999, were as follows:

                                        Held-to-maturity                   Available-for-sale
                                          securities                           securities
                                 -----------------------------       -----------------------------
                                                     Estimated                           Estimated
                                  Amortized           Market          Amortized           Market
                                    Cost              Value              Cost             Value
                                 -----------       -----------       -----------       -----------
Due in one year or less          $   254,271       $   249,744       $         -       $         -
Due from one to five years                 -                 -                 -                 -
Due from five to ten years         1,811,971         1,818,815         4,316,525         4,214,101
Due after ten years                2,591,337         2,574,366        29,565,525        28,768,632
                                 -----------       -----------       -----------       -----------
                                 $ 4,657,579       $ 4,642,925       $33,882,050       $32,982,733
                                 ===========       ===========       ===========       ===========

   The scheduled maturities of mortgage-backed securities at September 30, 1998, were as follows:

                                        Held-to-maturity                   Available-for-sale
                                          securities                           securities
                                 -----------------------------       -----------------------------
                                                     Estimated                           Estimated
                                  Amortized           Market          Amortized           Market
                                    Cost              Value             Cost              Value
                                 -----------       -----------       -----------       -----------
Due in one year or less          $         -       $         -       $         -       $         -
Due from one to five years           533,677           530,730                 -                 -
Due from five to ten years         2,473,169         2,518,509         5,027,873         5,063,511
Due after ten years                4,038,497         4,083,926        19,699,755        19,757,089
                                 -----------       -----------       -----------       -----------
                                 $ 7,045,343       $ 7,133,165       $24,727,628       $24,820,600
                                 ===========       ===========       ===========       ===========

NOTE 5 - LOANS RECEIVABLE

   Loans receivable are summarized as follows:

                                                               September 30,
                                                    ----------------------------------
                                                         1999                 1998
                                                    -------------        -------------
Mortgage loans (principally conventional):
   Single family residential                        $ 164,660,709        $ 149,960,319
   Multi-family residential                               818,933            1,091,156
   Commercial                                          12,000,070            9,763,998
   Construction                                        21,171,094           15,486,672
   Land                                                 3,172,273            3,770,811
                                                    -------------        -------------
                                                      201,823,079          180,072,956
Business and Consumer loans:
   Commercial business                                      5,717               54,602
   Consumer:
      Secured by deposits                               2,182,615            2,022,974
      Secured by vehicles                              12,413,881           10,576,958
      Personal real estate loans                        5,398,994            5,171,309
      Other                                             4,019,559            2,884,160
                                                    -------------        -------------
                                                       24,020,766           20,710,003
                                                    -------------        -------------
      Total loans                                     225,843,845          200,782,959
   Less:
      Undisbursed portion of loans in process         (7,835,438)          (7,845,663)
      Unearned discounts                                 (33,746)             (45,904)
      Net deferred loan-origination fees                (496,032)            (567,671)
      Allowance for loan losses                       (1,211,602)          (1,170,322)
                                                    -------------        -------------
         Net loans                                  $ 216,267,027        $ 191,153,399
                                                    =============        =============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 5 - LOANS RECEIVABLE - CONTINUED

   The Bank at September 30, had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 7.00% to 10.00%) as follows:

                       1999             1998
                    ----------       ----------
Variable-rate       $  245,300       $   55,122
Fixed-rate           3,676,098        4,953,322
                    ----------       ----------
                    $3,921,398       $5,008,444
                    ==========       ==========

   The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

   Activity in the allowance for loan losses is summarized as follows as of September 30:

                                         1999               1998               1997
                                     -----------        -----------        -----------
Balance at beginning of period       $ 1,170,321        $ 1,191,977        $ 1,100,000
   Provision charged to income            60,000             35,000            110,084
   Charge-offs                           (18,719)           (56,656)           (18,107)
   Recoveries                                  -                  -                  -
                                     -----------        -----------        -----------
Balance at end of period             $ 1,211,602        $ 1,170,321        $ 1,191,977
                                     ===========        ===========        ===========

   At September 30, 1999 and 1998, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $544,000 and $678,000, at September 30, 1999 and 1998, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

   Loans to executive officers and directors totaled $375,000 and $411,000, at September 30, 1999 and 1998, respectively.

   Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows as of September 30:

                                          1999              1998              1997
                                      -----------       -----------       -----------
Mortgage loans underlying FHLMC
   pass-through securities            $82,417,319       $77,445,977       $62,078,118
                                      ===========       ===========       ===========

   Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,734,000 and $1,651,000, at September 30, 1999 and 1998, respectively.

NOTE 6 - REAL ESTATE

   An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans at September 30, is as follows:

                                         1999              1998               1997
                                     -----------       -----------        -----------
Balance at beginning of period       $ 1,304,828       $ 1,304,972        $ 1,691,527
   Provisions for losses                       -              (144)           (88,737)
   Charge-offs                                 -                 -           (297,818)
   Recoveries                                  -                 -                  -
                                     -----------       -----------        -----------
Balance at end of period             $ 1,304,828       $ 1,304,828        $ 1,304,972
                                     ===========       ===========        ===========

   For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 7 - ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable is summarized as follows as of September 30:

                                    1999             1998
                                 ----------       ----------
Investment securities            $  290,330       $  289,565
Mortgage-backed securities          230,137          212,242
Loans receivable                  1,733,691        1,588,663
                                 ----------       ----------
                                 $2,254,158       $2,090,470
                                 ==========       ==========

NOTE 8 - PREMISES AND EQUIPMENT

  Premises and equipment consist of the following:

                                               September 30,
                                        ---------------------------         Estimated
                                           1999             1998           Useful Lives
                                        ----------       ----------       -------------
Land                                    $1,046,057       $1,046,057             -
Building and improvements                4,078,547        3,287,552       5 to 40 years
Furniture, fixtures and equipment        2,298,227        2,175,602       3 to 15 years
                                        ----------       ----------
                                         7,422,831        6,509,211
Less accumulated depreciation            2,839,933        2,573,433
                                        ----------       ----------
                                        $4,582,898       $3,935,778
                                        ==========       ==========

NOTE 9 - DEPOSITS

   Deposits at September 30, are summarized as follows:

                                            1999                            1998
                               ----------------------------    ----------------------------
                                  Amount           Percent        Amount           Percent
                               ------------       ---------    ------------       ---------
Transaction accounts:
   Demand and NOW              $ 27,909,374           12.97    $ 24,355,223           11.91
   Money market                  12,933,426            6.01      13,858,303            6.78
   Passbook savings              13,981,896            6.50      12,683,902            6.20
                               ------------       ---------    ------------       ---------
                                 54,824,696           25.48      50,897,428           24.89
                               ------------       ---------    ------------       ---------
Certificates of deposit:
   4% to 5%                      70,521,467           32.77      39,539,063           19.34
   5% to 6%                      72,890,759           33.87      97,129,878           47.50
   6% to 7%                      16,749,804            7.78      16,674,103            8.16
   7% to 8%                          72,420             .03         106,608             .05
   8% to 9%                         150,058             .07         142,838             .06
                               ------------       ---------    ------------       ---------
                                160,384,508           74.52     153,592,490           75.11
                               ------------       ---------    ------------       ---------
                               $215,209,204          100.00    $204,489,918          100.00
                               ============       =========    ============       =========

   The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $27,895,000 and $25,677,000, at September 30, 1999 and 1998, respectively.

   Scheduled maturities of certificates of deposit were as follows as of September 30, 1999:

 Term to maturity               Amount           Percent
----------------------       ------------       ---------
Within 12 months             $138,153,185           86.14
12 to 24 months                19,192,856           11.97
24 to 36 months                 2,620,072            1.63
Greater than 36 months            418,395             .26
                             ------------       ---------
                             $160,384,508          100.00
                             ============       =========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 9 - DEPOSITS - CONTINUED

   Interest expense on deposits at September 30, is summarized as follows:

                                 1999             1998             1997
                              ----------       ----------       ----------
Money Market                  $  703,551       $  648,031       $  597,484
Passbook savings                 395,352          370,980          340,422
NOW                              189,723          198,448          201,920
Certificates of deposit        8,199,422        8,130,974        7,459,310
                              ----------       ----------       ----------
                              $9,488,048       $9,348,433       $8,599,136
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

NOTE 10 - BORROWINGS

   Information related to Federal Home Loan Bank borrowings as of September 30, is provided in the table below:

                                                           1999               1998
                                                       -----------        -----------
Balance at end of period                               $35,000,000        $17,000,000
Average amount outstanding during the period            24,541,667          4,923,000
Maximum amount outstanding during the period            39,000,000         19,000,000
Weighted average interest rate during the period             4.98%               5.7%
Interest rates at end of period                      4.93% - 5.66%       4.9% - 5.56%

   These borrowings are payable at maturity and may be subject to earlier call by Federal Home Loan Bank.

   Scheduled repayments and potential calls of Federal Home Loan Bank borrowings at September 30, 1999 were as follows:

Maturing             Callable
------------------- -----------
Under 1 year        $ 7,500,000       $10,000,000
1 to 5 years         12,500,000        10,000,000
6 to 10 years        15,000,000                 -
Over 10 years                 -                 -
                    -----------       -----------
                    $35,000,000       $20,000,000
                    ===========       ===========

   The advances are collateralized by a blanket lien on first mortgage loans.

NOTE 11 - FEDERAL INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return. Previously, if certain conditions were met in determining taxable income, the Bank was allowed a special bad-debt deduction, based on a percentage of taxable income (presently 8%), or on specified experience formulas. This special bad-debt deduction was repealed for years beginning after January 1, 1997.

   The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                       1999               1998               1997
                                                   -----------        -----------        -----------
Computed "expected" tax expense                    $ 1,871,897        $ 1,629,742        $ 1,570,937
Adjustments:
   SFAS No. 122 mortgage servicing rights             (18,051)           (32,940)           (55,237)
   Bad-debt deduction and real estate losses          (43,316)           (33,299)          (161,600)
   Other                                                56,817           (95,247)             26,780
                                                   -----------        -----------        -----------
                                                   $ 1,867,347        $ 1,468,256        $ 1,380,880
                                                   ===========        ===========        ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 11 - FEDERAL INCOME TAXES - CONTINUED

   Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                  1999           1998            1997
                                --------       --------        --------
Deferred loan fees              $ 18,668       $ 20,842        $ 33,529
Accrued pension liability         19,230          8,678         (18,192)
FHLB stock dividends              32,893              -          35,530
Deferred compensation                196          5,738          31,883
Deferred loan costs                2,492           (428)        (65,334)
Other, net                        34,521          5,170         (20,416)
                                --------       --------        --------
                                $108,000       $ 40,000        $ (3,000)
                                ========       ========        ========

   The components of the net deferred tax assets (included in other assets) at September 30, were comprised of the following:

                                                                1999           1998
                                                              --------       --------
Deferred income tax assets:
   Net unrealized loss on available-for-sale securities       $412,740       $      -
   Deferred loan fees                                          185,501        204,169
   Deferred compensation and other employee benefits           300,633        320,099
   Deferred loan costs                                          63,270         65,762
                                                              --------       --------
      Total deferred income tax assets                         962,144        590,030

Deferred income tax liabilities:
   Net unrealized gain on available-for-sale securities              -         38,575
   FHLB stock dividends                                        198,511        165,618
   Book/tax depreciation difference                            180,893        146,200
                                                              --------       --------
      Total deferred income tax liabilities                    379,404        350,393
                                                              --------       --------
   Net deferred income tax assets                             $582,740       $239,637
                                                              ========       ========

   Stockholders' equity at September 30, 1999 and 1998, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only (base year bad debt reserve). Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

NOTE 12 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 12 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION - CONTINUED

   The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

      Actuarial present value of benefit obligations:

                                                                               1999               1998
                                                                           -----------        -----------
   Accumulated benefit obligation:
      Vested                                                               $ 1,421,986        $ 1,215,554
      Nonvested                                                                 21,857             18,875
                                                                           -----------        -----------
                                                                             1,443,843          1,234,429
   Effect of projected future compensation                                     762,416            965,165
                                                                           -----------        -----------

Projected benefit obligation for service rendered to date                    2,206,259          2,199,594
Plan assets at fair value; primarily cash and short-term investments         2,081,287          1,796,216
                                                                           -----------        -----------
Plan assets in excess of (less than) projected benefit obligation          $ (124,972)       $  (403,378)
                                                                           ===========        ===========

   The components of computed net pension expense for the years ended September 30, are as follows:

                                                        1999             1998             1997
                                                     ---------        ---------        ---------
Service cost - benefits earned during the year       $ 120,801        $  89,998        $  95,691
Interest cost on projected benefit obligation          141,472          116,967          149,291
Actual return on plan assets                         (105,165)        (102,787)        (112,625)
Net amortization and deferral                          (3,046)         (11,786)         (50,215)
                                                     ---------        ---------        ---------
         Net pension expense                         $ 154,062        $  92,392        $  82,142
                                                     =========        =========        =========

Assumptions used to develop the net
  periodic pension cost were:
      Discount rate                                      6.50%            6.50%            7.00%
      Expected long-term rate of return on assets        6.00%            6.00%            6.50%
      Rate on increase in compensation levels            5.00%            5.00%            5.00%

   The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $49,679 in 1999, $43,870 in 1998, and $39,516 in 1997 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

   In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $112,000 in 1999, $112,000 in 1998, and $100,000 in 1997. At
   September 30, 1999 and 1998, the Bank had recorded a net liability of $300,000, related to such arrangements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

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

   In prior years the ESOP acquired 202,048 shares of Company stock through borrowings from IHC. The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $131,000, $285,000, and $223,000, for the years ended September 30, 1999, 1998, and 1997, respectively. At September 30, 1999 and 1998, 102,787 and 86,902 ESOP shares, respectively, have been released for allocation, of which 93,327 and 72,152 were allocated to participants at September 30, 1999 and 1998, respectively. The fair value of the unreleased shares of 99,261 and 115,146 at September 30, 1999 and 1998, was approximately $1,514,000 and $1,439,000, respectively.

NOTE 14 - MANAGEMENT RECOGNITION PLAN

   In prior years, the Bank has adopted a Management Recognition Plan (MRP) to provide officers and employees with a proprietary interest in the Association as incentive to contribute to its success.

   The Bank contributed $292,500 to the MRP Trust, and the MRP Trust purchased 41,472 shares of common stock, all of which were awarded to officers. The shares granted were in the form of restricted stock to be earned and payable over a three-year period at the rate of one-third per year beginning, March 31, 1995.

   In October 1996, the Bank adopted a second MRP Trust. The Bank contributed $835,700 to the MRP Trust, and the MRP Trust purchased 55,028 shares of common stock. The shares granted were in the form of restricted stock to be earned and payable over a five-year period at twenty percent (20%) per year, beginning on October 22, 1997.

   Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $167,000, $167,000, and $177,000 for the years ended September 30, 1999, 1998, and 1997, respectively.

NOTE 15 - STOCK OPTION PLANS

   Certain directors and officers have options to purchase shares of the Bank' common stock under its 1994 and 1996 Stock Incentive Plans. The option price is the fair market value at the date of grant and all shares have been granted. The option price ranges from $7.05 to $1,263 per share and expire between March 2004 and October 2007.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 15 - STOCK OPTION PLANS - CONTINUED

   A summary of activity in the Company's stock incentive plans follows:

                                                        Number          Aggregate     Weighted Average
                                                          of             Option            Price
                                                        Shares            Price          Per Share
                                                       ----------       ----------       ---------
Options outstanding at September 30, 1997                 245,922       $2,636,279       $   10.70
   Options granted                                              -                -               -
   Options exercised                                        1,304            9,193            7.05
                                                       ----------       ----------       ---------
Options outstanding at September 30, 1998                 244,618        2,627,086           10.74
   Options granted                                              -                -               -
   Options exercised                                            -                -               -
                                                       ----------       ----------       ---------
Options outstanding at September 30, 1999
   (exercise price of $7.05 to $12.63 per share)          244,618       $2,627,086       $   10.74
                                                       ==========       ==========       =========

Exercisable at September 30, 1999                         147,514       $1,401,200       $    9.50
                                                       ==========       ==========       =========

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

   Stock-based compensation costs would have reduced net income and earnings per share on a proforma basis for 1999 and 1998, by approximately $88,000 each year, respectively, had the fair values of options granted in that year been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The proforma effect on net income for 1999 and 1998 is not representative of the proforma effect on net income for future years, because it does not take into effect grants made in prior years.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

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

   The Bank is obligated under noncancelable operating leases for computer equipment. Leases are generally short-term and the remaining commitment at September 30, 1999, is not significant to the Company's operations or financial condition.

NOTE 17 - REGULATORY MATTERS

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 17 - REGULATORY MATTERS - CONTINUED

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of September 30, 1999 and 1998, the Bank met all capital adequacy requirements to which it is subject.

                                                                                                 To Be Well
                                                                                              Capitalized Under
                                                                          For Capital         Prompt Corrective
                                                 Actual:                Adequacy Purposes:    Action Provisions:
                                      -------------------------------------------------------------------------------
As of September 30, 1999:                Amount           Ratio       Amount           Ratio      Amount        Ratio
-------------------------             ------------       -------   ------------       -------    ---------      -----
   Risk-based capital
      (to risk-weighted assets)       $33,163,000         19.7%     $13,453,290         8.0%     $16,817,400    10.0%

   Tier I capital
      (to risk-weighted assets)       $31,952,000         19.0%     $ 6,726,960         4.0%     $10,090,440     6.0%

   Tier I capital
      (to average assets)             $31,952,000         11.0%     $11,575,600         4.0%     $14,469,500     5.0%

As of September 30, 1998:
-------------------------
   Risk-based capital
      (to risk-weighted assets)       $34,720,000         25.2%     $11,015,360         8.0%     $13,769,200    10.0%

   Tier I capital
      (to risk-weighted assets)       $33,550,000         24.4%     $ 5,507,680         4.0%     $ 8,261,520     6.0%

   Tier I capital
      (to average assets)             $33,550,000         13.1%     $10,214,640         4.0%     $12,768,300     5.0%

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on- balance-sheet instruments. Unless noted otherwise, the Company generally requires collateral to support financial instruments with credit risk.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 19 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

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

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

   COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT

   At September 30, 1999 and 1998, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $3,921,398 and $5,008,444, at September 30, 1999 and 1998, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

   The estimated fair values of the Company's financial instruments at September 30, are as follows:

                                                            1999                                  1998
                                              -------------------------------       -------------------------------
                                                 Carrying           Fair              Carrying             Fair
                                                  Amount            Value              Amount              Value
                                              ------------       ------------       ------------       ------------
Financial assets:
   Cash and interest-bearing deposits         $  6,567,686       $  6,567,686       $ 10,867,646       $ 10,867,647
                                              ============       ============       ============       ============
   Investment securities                      $ 18,710,934       $ 18,604,505       $ 20,012,985       $ 20,107,734
                                              ============       ============       ============       ============
   Accrued interest receivable                $  2,254,158       $  2,254,158       $  2,090,470       $  2,090,470
                                              ============       ============       ============       ============
   Loans and mortgage-backed securities       $255,118,941                          $224,189,663
   Less:  Allowance for loan losses              1,211,602                             1,170,321
                                              ------------                          ------------
                                              $253,907,339       $253,606,198       $223,019,342       $226,335,745
                                              ============       ============       ============       ============
Financial liabilities:
   Deposits                                   $215,209,204       $208,817,490       $204,489,918       $202,220,080
                                              ============       ============       ============       ============
   Borrowings                                 $ 35,000,000       $ 35,000,000       $ 17,000,000       $ 17,000,000
                                              ============       ============       ============       ============

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC.
(PARENT
   COMPANY ONLY)

   Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization. The Company's condensed balance sheets as of September 30, and, related condensed statements of earnings for the years ended September 30, are as follows:

                                                                                                    1999                 1998
                                                                                                ------------        ------------
                                 BALANCE SHEETS
ASSETS
     Cash in Bank                                                                               $  1,162,127        $    709,446
     Investment in subsidiary                                                                     33,324,014          35,076,618
     Other assets                                                                                     32,781              81,085
                                                                                                ------------        ------------
            Total assets                                                                        $ 34,518,922        $ 35,867,149
                                                                                                ================================
LIABILITIES AND STOCKHOLDERS' EQUITY
     Other liabilities                                                                          $      7,200        $      6,300
     Dividends payable                                                                               272,539             298,768
     Stockholders' equity                                                                         34,239,183          35,562,081
                                                                                                ------------        ------------
               Total liabilities and stockholders' equity                                       $ 34,518,922        $ 35,867,149
                                                                                                ================================
                             STATEMENTS OF EARNINGS

    General and administrative expenses                                                         $    110,876        $    112,113
                                                                                                ------------        ------------
         Loss before income taxes and equity in undistributed
            earnings of subsidiaries                                                                 110,876             112,113
    Income tax (benefit)                                                                             (37,537)            (38,738)
                                                                                                ------------        ------------
         Loss before equity in earnings of subsidiaries                                               73,339              73,375
    Dividends from subsidiaries                                                                    4,955,746           2,181,000
    Equity in undistributed earnings of subsidiaries                                              (1,223,920)          1,217,477
                                                                                                ------------        ------------
               Net earnings                                                                     $  3,658,487        $  3,325,102
                                                                                                ================================

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                                    CONTINUED

NOTE 20 - YEAR 2000 ISSUE

   The Year 2000 issue relates to electronic data processing systems and other electronic equipment that have used a two-digit field rather than a four-digit field to represent the year. As a result, system failures and data processing errors could occur and have an adverse effect on the Company's operations. Management has implemented an action plan in order to prepare its systems and equipment for the Year 2000 date change. The Company's action plan is complete and consisted of five phases which include awareness, assessment, renovation, validation, and implementation. In addition, management has developed a business resumption contingency plan that addresses both internal and external system failures. The Company is following the Year 2000 project management process as prescribed by the Federal Financial Institution's Examination Council. Because of the unprecedented nature of the Year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the Year 2000 and thereafter.

                                STOCK INFORMATION

            Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the Nasdaq National Market. At December 10, 1999, the Company had 2,133,712 shares of common stock outstanding and had 1,477 stockholders of record.

            The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by Nasdaq (the common stock commenced trading on the Nasdaq National Market on March 29, 1996) and cash dividends paid per share of common stock during the periods indicated. Data prior to that date is given with respect to Jacksonville Savings & Loan Association.

                                                     HIGH                  LOW                        DIVIDEND
Quarter ended December 31, 1995(1)                      $11.90               $10.57                          $0.10

Quarter ended March 31, 1996(1)                          11.63                10.40                           0.10

Quarter ended June 30, 1996                              10.88                 9.13                          0.125

Quarter ended September 30, 1996                         13.13                10.00                          0.125

Quarter ended December 31, 1996                          15.00                12.50                          0.125

Quarter ended March 31, 1997                             15.75                13.94                          0.125

Quarter ended June 30, 1997                              15.13                13.25                          0.125

Quarter ended September 30, 1997                         17.25                14.75                          0.125

Quarter ended December 31, 1997                          24.75                16.88                          0.125

Quarter ended March 31, 1998                             23.00                19.13                          0.125

Quarter ended June 30, 1998                              22.00                18.00                          0.125

Quarter ended September 30, 1998                         18.50                14.50                          0.125

Quarter ended December 31, 1998                          17.50                14.13                          0.125

Quarter ended March 31, 1999                             16.75                14.75                          0.125

Quarter ended June 30, 1999                              16.13                13.25                          0.125

Quarter ended September 30, 1999                         16.50                15.00                          0.125



(1) Amounts previously reported for Jacksonville stock have been restated to reflect the exchange of 1.41785 shares of the Company stock for each share of Jacksonville stock during the second quarter of fiscal 1996.

                        DIRECTORS AND EXECUTIVE OFFICERS

W. G. BROWN                                         JERRY M. CHANCELLOR
Chairman of the Board of the Company;               Director and President and Chief Executive
Retired, Owner  of Brown Lumber Industries          Officer of the Company

RAY W. BEALL                                        BILL W. TAYLOR
Director of the Company; Retired senior             Director and Executive Vice President and
executive for Beall's Department Store              Chief Financial Officer of the Company

CHARLES BROADWAY                                    DR. JOE TOLLETT
Director of the Company, Retired Chief              Director of the Company; Retired Pediatrician
Executive  Officer of the Company

ROBERT BROWN                                        JERRY HAMMONS
Vice Chairman and Director of the Company;          Director and Senior Vice President of the
Manager, Brown Lumber  Industries                   Company

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

                              (Under Construction)
                            2507 University Boulevard
                               Tyler, Texas 75707

                             STOCKHOLDER INFORMATION

            Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings Bank, SSB, is a Texas-chartered stock savings bank which conducts business from its main office in Jacksonville, Texas and six branch offices in the neighboring communities.

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