Form 10-K, Exhibit 13
period 2000-09-30
JACKSONVILLE BANCORP INC
filed 2000-12-22
CIK 1005507

                                                                     Exhibit 13




                           [JACKSONVILLE BANCORP LOGO]






                               2000 ANNUAL REPORT

TABLE OF CONTENTS


                                                                          PAGE
President's Letter to Stockholders..........................................ii

Selected Consolidated Financial Data.........................................1

Management's Discussion and Analysis of Financial Condition
    and Results of Operations................................................3

Changes in Financial Condition for 2000 and 1999.............................7

Independent Auditors' Report...............................................F-1

Consolidated Financial Statements:
         Consolidated Statements of Financial Condition....................F-2
         Consolidated Statements of Earnings...............................F-3
         Consolidated Statements of Stockholders' Equity...................F-4
         Consolidated Statements of Cash Flow..............................F-6

Notes to Consolidated Financial Statements.................................F-7

Stock Information...........................................................19

Directors and Executive Officers............................................20

Banking Locations...........................................................21

Stockholder Information.....................................................22

Transfer Agent/Registrar....................................................22

Shareholder Requests........................................................22

                                        i

          [JACKSONVILLE BANCORP LOGO]




Dear Fellow Shareholders:

On behalf of the directors, management and staff of our Company, we are pleased to provide you with our 2000 Annual Report. Overall, fiscal 2000 was another successful year as we continued to grow loan and deposit market share, book value per share and earnings per share. We have continued to exceed all regulatory capital requirements as mandated by regulators and currently maintain a total capital position of $34.0 million.

Although we experienced rising interest rates during the year, our net earnings reached $3.7 million or $1.82 per diluted share compared to $3.6 million or $1.60 per diluted share for fiscal 1999, an increase of 13.8% per diluted share. Earnings for fiscal 2000 were enhanced due to a refund of state franchise taxes in the net amount of $155,000 for the years 1997 through 1999 on a ruling made by the Texas Controllers Office related to treatment of available- for-sale securities.

Due to the substantial investment of time and resources by our Information Systems staff in meeting the demands of the Y2K operating environment, we are pleased to report that we experienced no disruptions in our operations during this challenging time.

With a dramatic shift of investments to the technology sector and a rising interest rate environment, investors have shown less interest in bank stocks and the market value of the entire financial sector has declined. While the market value of our stock decreased to $14.375 at September 29, 2000 from $15.25 at September 30, 1999 our book value increased from $15.70 to $17.32, a 10.3% increase for the year after paying dividends of $.50 per share.

We are pleased to report that during fiscal 2000 our Company successfully repurchased an additional 212,500 shares of company common stock in an effort to enhance earnings per share to our shareholders. This brings total treasury shares to 708,260 or 26.6% of the original shares sold at our initial public offering at an average price of 87.7% of book value.

After several delays and unanticipated developments we are pleased to report that the Hallsville Subdivision near Longview, Texas, is almost complete. We anticipate that sales of lots will begin as early as January, 2001.

We feel we have made excellent progress in changing the Bank's image from a savings and loan institution to a community bank. We offer most products and services that competitive commercial banks in our area offer while still being a major lender of mortgage and home equity loans throughout East Texas. During the year we completed installation of automated teller machines in all locations except one, installed a voice response system, made the decision to purchase new mortgage and consumer loan software, and initiated debit cards and free checking.

We are satisfied with the performance of our second branch in Tyler, Texas after one year in operation. For the year ended September 30, 2000 the branch had made $6.9 million in loan originations which was somewhat lower than anticipated, primarily due to rising interest rates, while its deposit base reached $2.6 million, a figure that is in line with pro-forma estimates.

Our goal for fiscal 2001 is to serve our customers and to expand our customer base throughout East Texas by delivering banking services that meet or exceed their expectations, while continuing the profitability of our banking operations. We also remain committed to maximizing the value of your investment in Jacksonville Bancorp, Inc.

As always, the success of fiscal year 2000 was the result of the hard work and dedication of our officers, directors and employees and your support. We thank you for the confidence that you have placed in our Company and look forward to reporting continual successes in the future.

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


                                                                               September 30,
                                                   --------------------------------------------------------------------
                                                     2000          1999           1998           1997            1996
                                                   --------      --------       --------       --------        --------
SELECTED FINANCIAL CONDITION AND
OTHER DATA:
Total assets...................................    $301,467      $290,392       $263,160       $233,944        $217,856
Cash and cash equivalents......................       7,521         6,568         10,868          4,114           5,193
Investment securities..........................      22,017        18,711         20,013         25,931          33,805
Mortgage-backed securities.....................      32,727        37,640         31,866         21,217          12,107
Loans receivable, net..........................     226,854       216,267        191,153        174,044         158,034
Foreclosed real estate, net....................         124           346            531            526           1,051
Deposits.......................................     220,766       215,209        204,490        190,033         174,328
Borrowings.....................................      41,000        35,000         17,000          2,000           2,000
Stockholders' equity...........................      34,089        34,219         35,562         33,788          35,431
Full-service offices...........................           8             7              7              6               6


                                                                         Year Ended September 30,
                                                   --------------------------------------------------------------------
                                                     2000          1999           1998           1997            1996
                                                   --------      --------       --------       --------        --------
SELECTED OPERATING DATA:
Total interest income..........................    $22,350       $20,465        $18,541        $17,172         $15,394
Total interest expense.........................     12,328        10,711          9,628          8,771           8,453
                                                   -------       -------        -------        -------         -------
  Net interest income..........................     10,022         9,754          8,913          8,401           6,941
Provision for losses on loans..................         69            60             35            110             100
                                                        --            --             --            ---             ---
  Net interest income after provision for
     losses on loans...........................      9,953         9,694          8,878          8,291           6,841
Noninterest income.............................      1,740         1,687          1,554          1,392           1,290
Noninterest expense............................      6,209         5,876          5,639          5,063           5,846
                                                   -------       -------        -------        -------         -------
Income before income taxes.....................      5,484         5,505          4,793          4,620           2,284
Income taxes...................................      1,813         1,867          1,468          1,380             704
                                                   -------       -------        -------        -------         -------
Net income.....................................    $ 3,671       $ 3,638        $ 3,325        $ 3,240         $ 1,580
                                                   =======       =======        =======        =======         =======
Earnings per share
  Basic........................................    $  1.87       $  1.65        $  1.44        $  1.30         $   .64
  Diluted......................................       1.82          1.60           1.38           1.27             .63
                                                   -------       -------        -------        -------         -------
Dividends Payout Ratio.........................      26.35%        30.07%         34.60%         36.98%          55.50%
                                                     =====         =====          =====          =====           =====


                                                                  At or For the Year Ended September 30,
                                                   --------------------------------------------------------------------
                                                     2000          1999           1998           1997            1996
                                                   --------      --------       --------       --------        --------
SELECTED OPERATING RATIOS(1):
Return on average assets.......................        1.25%         1.33%          1.37%          1.45%            .76%
Return on average equity.......................       10.90         10.82           9.98           9.35            6.13
Average equity to average assets...............       11.42         12.88          13.74          15.54           12.41
Equity to assets at end of period..............       11.31         11.78          13.51          14.44           16.27
Interest rate spread(2)........................        3.08          3.23           3.21           3.32            2.99
Net interest margin(2).........................        3.56          3.72           3.84           3.94            3.50
Non-performing loans and troubled debt
restructurings to total loans at end of
  period(3)....................................         .35           .41            .55            .59             .76
Non-performing assets and troubled debt
restructurings to total assets at end of
  period(3)....................................         .31           .42            .60            .66            1.03
Average interest-earning assets to average
  interest-bearing liabilities.................      111.08        111.90         115.38         114.95          111.92
Net interest income after provision for loan
  losses to total noninterest expense..........      160.30        164.98         157.45         163.78          117.01

                                              (See footnotes on following page.)

-------------------------------

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

(3) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more; non-performing assets consist of non-performing loans and real estate acquired by foreclosure, deed in lieu thereof or deemed in substance foreclosure; and troubled debt restructurings consist of restructured debt in accordance with Statement of Financial Accounting Standards No. 15.

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

         The profitability of Jacksonville depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing deposits and borrowings. Jacksonville's net earnings also is dependent, to a lesser extent, on the level of its noninterest income (including servicing fees and other fees) and its noninterest expenses, such as compensation and benefits, occupancy and equipment, insurance premiums, and miscellaneous other expenses, as well as federal income tax expense.

ASSET AND LIABILITY MANAGEMENT

         The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate-sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities and is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

         The lending activities of savings associations have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits and, more recently, Federal Home Loan Bank advances. The deposit accounts and advances of savings associations generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings associations on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

         Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Jacksonville's mortgage loan portfolio, as of September 30, 2000 consisted of 28% of adjustable or floating rate loans. In order to meet its customers' demands for fixed-rate loans during periods of lower interest rates, until 1994 Jacksonville followed a policy of selling to third parties a high percentage of the fixed-rate loans it originated while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. As interest rates declined in late 1991, Jacksonville originated an increasingly higher percentage of fixed-rate residential first mortgage loans and continued to sell approximately 90% of such loans upon origination. Since 1994, it had been Jacksonville's policy to retain a large portion of its fixed-rate residential first mortgage loans with terms of 15 years or less and selling those fixed rate mortgages with terms in excess of 15 years. However, during fiscal 2000 management elected to portfolio a greater percentage of its 30 year fixed rate mortgages due to increased interest rates, but continued to sell some loans in the secondary market.

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

         Interest rate risk can be defined as the exposure of the Bank's net interest income or financial position to adverse movements in interest rates. In addition to directly impacting net interest income, changes in the level of interest rates can also affect, (i) the amount of loans originated and sold by the institution, (ii) the ability of borrowers to repay adjustable or variable-rate loans, (iii) the average maturity of loans, which tend to increase when new loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on new loans are substantially lower than rates on existing loans, (iv) the value of the Bank's mortgage loans and the resultant ability to realize gains on the sale of such assets and (v) the carrying value of investment securities classified as available-for-sale and the resultant adjustments to shareholders' equity.

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

         The Bank uses simulation analysis to measure the sensitivity of net interest income over a specified time period (generally 1 year) under various interest-rate scenarios using the assumptions discussed above. The Bank's policy on interest rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income should decline by less than 20%. Management estimates, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 2000, would result in a 11.4% decrease in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in a 1.5% increase in net interest income over the next twelve months. In 1999, management estimated, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 1999, would result in a 10.3% decrease in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in less than a .25% increase in net interest income over the next twelve months. It should be emphasized that the results are highly dependent on material assumptions such as those discussed above. It should also be noted that the exposure of the Bank's net interest income to gradual and/or modest changes in interest rates is relatively small. At September 30, 2000 the Bank was within the acceptable range set forth in the Bank's Interest Rate Risk policy.

REGULATORY CAPITAL REQUIREMENTS

  The Bank is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2000, Jacksonville Savings Bank had Tier 1 leveraged capital, and Tier 1 risk based capital and total risk based capital levels of

10.83%,18.52% and 19.22%, respectively, which levels exceed all current regulatory capital by $20.5 million, $25.4 million, and $19.7 million respectively.

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

YEAR 2000 STATEMENT

  The Y2K event turned out to be a non-event at Jacksonville Bancorp, Inc., and its subsidiaries. Neither the Company nor its subsidiaries experienced any significant problems associated with the transition to the new millennium. We expected and accomplished a smooth transition due to the substantial investment of time and effort to ensure that no interruptions would occur to our system. All costs have been incurred, and there are no further expenditures projected for Y2K issues.

NEW ACCOUNTING PRONOUNCEMENTS

  SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was adopted by FASB on June 30, 1998. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Among other things, it supersedes FASB Statements No. 80, "Accounting for Futures Contracts," No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." It amends FASB Statement NO. 107, "Disclosures about Fair Value of Financial Instruments," to include in Statement 107 the disclosure provisions about concentrations of credit risk from Statement 105. The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transactions. This Statement precludes designating a nonderivative financial instrument as a hedge of an asset, liability, unrecognized firm commitment, or forecasted transaction except that a nonderivative instrument denominated in a foreign currency may be designated as a hedge of the foreign currency exposure of an unrecognized firm commitment denominated in a foreign currency or a net investment in a foreign operation.

  The Company adopted the provisions of SFAS No. 133 effective September 30, 1999 and it did not significantly impact financial position or results of operations.

  In September 2000 the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supersedes and replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, SFAS No. 140 is now the authoritative accounting literature for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 140 also includes several additional disclosure requirements in the area of securitized financial assets and collateral arrangements. The provisions of SFAS No. 140 related to transfers and servicing of financial assets are to be applied to all transfers of financial assets occurring after March 31, 2001. The collateral recognition and disclosure provisions in SFAS No. 140 are effective for fiscal years ending after December 15, 2000. The Company anticipates that the adoption of SFAS No. 140 will not have a material impact on the Company's results of operations.


                CHANGES IN FINANCIAL CONDITION FOR 2000 AND 1999

ASSETS

General. Total assets of the Company increased $11.1 million to $301.5 million at September 30, 2000 from $290.4 million at September 30, 1999. This increase was primarily due to increases in cash and cash equivalents, investment securities available-for-sale, loans receivable, premises and equipment and investment in real estate, offset by decreases in investment securities held-to-maturity and mortgage-backed certificates. The growth in assets was funded by a $6.0 million net increase in advances from the Federal Home Loan Bank of Dallas (the "FHLB"), together with an $5.6 million net increase in deposits. The Company repurchased $3.0 million of its common stock, on the open market, during the year ended September 30, 2000, increasing its common shares held in treasury from 495,760 shares at September 30, 1999 to 708,260 shares at September 30, 2000. Retained earnings increased $2.7 million or 12.6% from $21.5 million at September 30, 1999 to $24.2 at September 30, 2000.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits and cash on hand, increased by $953,000 to $7.5 million at

September 30, 2000 compared to $6.6 million at September 30, 1999. The increase of $953,000 was primarily due to certificates of deposits in other insured financial institutions.

Investment Securities

  (1) Held-to-maturity - At September 30, 2000 the Company held investment securities, held-to-maturity of $5.0 million compared to $7.0 million at September 30, 1999. (2) Available-for-sale - Investments, available-for-sale, increased $5.3 million from $11.7 million at September 30, 1999 to $17.0 million at September 30, 2000 due primarily to management's decisions to place most securities purchased during the year in the AFS portfolio.

Mortgage-backed Securities

  (1) Held-to-maturity - During the year, held-to-maturity mortgage-backed securities decreased from $4.7 million at September 30, 1999 to $3.7 million at September 30, 2000 primarily due to principal reductions in the portfolio which were not replaced with new purchases.

  (2) Available-for-sale - Available-for-sale certificates decreased 12.0% from $33.0 million at September 30, 1999 to $29.0 million at September 30, 2000. This decrease in mortgage-backed securities available-for-sale was due to principal reductions and maturities in the portfolio not replaced by new purchases.

Loans Receivable, Net. Loans receivable, net, increased $10.6 million or 4.9% to $226.9 million at September 30, 2000 compared to $216.3 million for the comparable period in 1999. The increase was primarily due to an increase in single-family residential loans of $6.4 million or 3.9%; an increase in construction loans, net of $3.9 million or 18.6% and an increase in consumer loans of $93,000 or 0.4%. Loans receivable, net, amounted to 75.2% of total assets at September 30, 2000 compared to 74.5% of total assets at September 30, 1999.

Premises and Equipment. Premises and equipment increased $263,000 from $4.6 million at September 30, 1999 to $4.8 million at September 30, 2000 due primarily to paying the remaining costs associated with the construction and equipping a second branch in Tyler, Texas.

Stock in Federal Home Loan Bank. Federal Home Loan Bank stock represents an equity interest in the FHLB that does not have a readily determinable fair value (for purposes of Federal Accounting Standards Board Statement No. 115) because its ownership is restricted and it lacks a market. It can be sold only to the FHLB or to another member institution. It is carried at cost. Both cash and stock dividends are received on FHLB stock and are reported as income. The stock dividends are redeemable at par value. At September 30, 2000, Federal Home Loan Bank stock amounted to $2.2 million compared to $2.0 million for the same period in 1999.

Investment in Real Estate. The Company reported $1.25 million in investment in real estate at September 30, 2000, an increase of $533,000 from the $713,000 reported at September 30, 1999. This is a result of the investment to date of the development of the residential subdivision in

Hallsville, Texas. The subdivision is very near completion after several delays and lot sales are expected to begin no later than January, 2001.

LIABILITIES AND STOCKHOLDER'S EQUITY

General. The Company's primary funding sources include deposits, FHLB advances and stockholder's equity. The discussion that follows focuses on the major changes in this mix during fiscal 2000.

Deposits. Total deposits increased by $5.6 million to $220.8 million at September 30, 2000 compared to $215.2 million at September 30, 1999. During the year ended September 30, 2000 NOW accounts and checking accounts grew by $5.0 million which was an increase of 17.8% from the September 30, 1999 balance of $27.9 million. Certificates of deposit comprise the largest component of the deposit portfolio and these accounts totaled $164.1 million at fiscal year end. Certificates of deposits amounted to 74.3% of the Company's total deposits at September 30, 2000 compared to 74.5% at the comparable period in 1999. Total Deposits funded 73.2% of total assets at September 30, 2000 compared to 74.1% for comparable period in 1999.

Federal Home Loan Bank Advances. The Company used advances from the FHLB of Dallas as an additional source of funds to meet loan demand. At September 30, 2000 the outstanding amount of these borrowings was $41.0 million, which is a $6.0 million increase from the $35.0 million outstanding at September 30, 1999. The Company has also used FHLB advances to fund certain investment strategies approved by the Board of Directors. At September 30, 2000 and September 30, 1999, $30.0 million in borrowings were outstanding to fund these strategies. At September 30, 2000 advances funded 13.6% of total assets compared to 12.1% at September 30, 1999.

Equity. At September 30, 2000, total stockholders' equity amounted to $34.1 million or 11.3% of assets compared to $34.2 million or 11.78% of assets at September 30, 1999. The decrease of $130,000 is primarily due to increases in net income of $3.7 million, employee and management awards of $248,000, partially offset by the repurchase of 212,500 shares of common stock totaling $3.0 million; an increase of $100,000 in unrealized loss of securities; and the paying of cash dividends of $967,000 during the fiscal year ended September 30, 2000. Stockholders' equity funded 11.3% of assets at September 30, 2000 compared to 11.8% at September 30, 1999.

CHANGES IN FINANCIAL CONDITION FOR 1999 AND 1998

         At September 30, 1999, Jacksonville's assets totaled $290.4 million, as compared to $263.2 million at September 30, 1998. Total assets increased $27.2 million, or 10.3%, from September 30, 1998 to September 30, 1999. The increase in total assets during fiscal 1999 was principally the result of a $25.1 million or 13.1% increase in loans receivable, net from $191.2 million at September 30, 1998 to $216.3 million at September 30, 1999. The increase was primarily the result of an increase in single-family residential loans of $14.7 million or 9.8%, an increase in construction loans, net of $5.7 million or 36.7% and an increase in consumer loans of $3.4 million or 16.3% during the period. A $8.5 million, or 54.8% decrease in investment securities, held to maturity; and a $2.4 million, or

33.9% decrease in mortgage-backed securities, held to maturity, was more than offset by a $ 8.2 million increase in mortgage-backed securities, available for sale and a $7.2 million, or 159.1% increase in investment securities available for sale. The increase in mortgage-backed securities, available for sale, was primarily due to Jacksonville's decision to implement a limited wholesale growth strategy involving leveraged investing using FHLB advances to increase earnings.

         During the year ended September 30, 1999, total liabilities increased $28.6 million or 12.6% to $256.0 million. This increase was primarily the result of an increase in total deposits of $10.7 million, or 5.2%; and an increase in advances from the Federal Home Loan Bank of $18.0 million which proceeds were used to purchase mortgage-backed securities.

         Stockholders' equity decreased from $35.6 million at September 30, 1998 to $34.2 million at September 30, 1999, a decrease of $1.3 million or 3.8%. The decrease was primarily the results of annual earnings after dividends less the purchase of 209,835 Treasury shares in the amount of $3.4 million.

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


                                       September
                                        30, 2000                   2000                                 1999
                                      -----------   ---------------------------------    ----------------------------------
                                         Yield/      Average                  Yield/      Average                   Yield/
                                          Rate       Balance     Interest      Rate       Balance      Interest      Rate
                                      -----------   ---------   ----------   --------    ---------    ----------   --------
INTEREST-EARNING ASSETS:
   Loans receivable(3)...............     8.31%     $222,200      $18,557      8.35%     $205,057      $17,092       8.34%
   Mortgage-backed securities........     6.41        35,053        2,447      6.98        34,029        2,223       6.53
   Investment securities.............     6.27        19,278        1,078      5.59        17,684          880       4.98
   Other interest-earning assets(1)..     6.23         4,605          268      5.82         5,380          270       5.02
                                                    --------      -------                --------      -------
Total interest-earning assets........                281,136      $22,350      7.95%      262,150      $20,465       7.81%
                                                    ========      =======      ====      ========      =======       ====
Non-interest-earning assets..........                 13,703                               11,529
                                                    --------                             --------
       Total assets..................               $294,839                             $273,679
                                                    ========                             ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts..............     2.73%     $ 53,999      $ 1,326      2.46%     $ 54,114      $ 1,289       2.38%
   Time deposits.....................     5.74       160,765        8,733      5.43       155,623        8,199       5.27
                                                    --------      -------                --------      -------
       Total deposits................                214,764       10,059      4.68       209,737        9,488       4.52
                                                    --------      -------                --------      -------
   Borrowings........................     6.21        38,328        2,270      5.92        24,542        1,223       4.98
                                                    --------      -------                --------      -------
       Total interest-bearing
        liabilities..................                253,092      $12,329      4.87%      234,279      $10,711       4.57%
                                                    --------      -------      ====      --------      =======       ====
Non-interest-bearing liabilities.....                  8,069                                5,785
                                                    --------                             --------
       Total liabilities.............                261,160                              240,064
                                                    --------                             --------

Stockholders' Equity.................                 33,679                               33,615
                                                    --------                             --------
       Total liabilities and
        stockholders' equity.........               $294,839                             $273,679
                                                    ========                             ========
Net interest income; interest rate
     spread..........................                             $10,021      3.08%                   $ 9,754       3.23%
                                                                  =======      ====                    =======       ====
Net interest margin(2)...............                                          3.56%                                 3.72%
                                                                               ====                                  ====
Average interest-earning assets to
   average interest bearing
   liabilities.......................                                        111.08%                               111.90%
                                                                             ======                                ======


                                                                                           1998
                                                                       ---------------------------------------------
                                                                          Average                          Yield/
                                                                          Balance         Interest          Rate
                                                                          -------         --------         ------
INTEREST-EARNING ASSETS:
   Loans receivable(3)..........................................         $180,021          $15,442          8.58%
   Mortgage-backed securities...................................           22,286            1,501          6.74
   Investment securities........................................           23,502            1,261          5.36
   Other interest-earning assets(1).............................            6,326              337          5.33
                                                                         --------          -------          ----
Total interest-earning assets...................................         $232,135          $18,541          7.99%
                                                                         ========          =======          ====
Non-interest-earning assets.....................................           10,306
                                                                         --------
       Total assets.............................................         $242,441
                                                                         ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts.........................................          $47,720          $ 1,217          2.55%
   Time deposits................................................          148,546            8,131          5.47%
                                                                         --------          -------
       Total deposits...........................................          196,266            9,348          4.76
                                                                          -------
   Borrowings...................................................            4,923              280          5.69
                                                                         --------          -------          ----
       Total interest-bearing liabilities.......................          201,189          $ 9,628          4.78%
                                                                         --------          =======          ====
Non-interest-bearing liabilities................................            7,949
                                                                         --------
       Total liabilities........................................          209,138
                                                                         --------

Stockholders' Equity............................................           33,303
                                                                         --------
       Total liabilities and stockholders' equity...............         $242,441
                                                                         ========
Net interest income; interest rate speed........................                           $ 8,913          3.21%
                                                                                           =======          ====
Net interest margin(2)..........................................                                            3.84%
                                                                                                            ====
Average interest-earning assets to average interest bearing
   liabilities..................................................                                           115.38%
                                                                                                           ======

-------------------------------

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


                                                                      Year Ended September 30,
                                             ----------------------------------------------------------------------------
                                                       2000 Vs. 1999                              1999 Vs. 1998
                                             ----------------------------------       -----------------------------------
                                                  Increase                                 Increase
                                                 (Decrease)            Total              (Decrease)              Total
                                                   Due to             Increase              Due to              Increase
                                             ------------------      ----------       -------------------      ----------
                                             Rate        Volume      (Decrease)       Rate         Volume      (Decrease)
                                             ----       -------      ----------       ----         ------      ----------
                                                                      (Dollars in Thousands)
INTEREST-EARNING ASSETS:
   Loans.................................    $ 21       $1,444         $1,465        $(421)        $2,071        $1,650
   Mortgage-backed securities............     156           68            224          (44)           766           722
   Investment securities.................     114           84            198          (86)          (295)         (381)
   Other interest-earning assets.........      40          (42)            (2)         (19)           (48)          (67)
                                             ----       ------         ------        ------        ------        ------
       Total interest-earning assets.....    $331       $1,554         $1,885        $(570)        $2,494        $1,924
                                             ====       ======         ======        ======        ======        ======

INTEREST-BEARING LIABILITIES:
   Deposits..............................    $341       $  320         $  571        $(382)        $  522        $  140
   Other borrowings......................     263          784          1,074          (30)           973           943
                                             ----       ------         ------        -----         ------        ------
   Total interest-bearing liabilities....    $604       $1,014         $1,618        $(412)        $1,495        $1,083
                                             ====       ======         ======        ======        ======        ======
   Increase (decrease) in net interest
   income................................                              $  267                                    $  841
                                                                       ======                                    ======


                                                                       Year Ended September 30,
                                                         ----------------------------------------------------
                                                                             1998 Vs. 1997
                                                         ----------------------------------------------------
                                                                   Increase
                                                                  (Decrease)                          Total
                                                                    Due to                           Increase
                                                         --------------------------                ----------
                                                         Rate                Volume                (Decrease)
                                                         ----                ------                ----------
                                                                     (Dollars in Thousands)
INTEREST-EARNING ASSETS:
   Loans............................................    $ (65)              $1,413                  $1,348
   Mortgage-backed securities                             (33)                 399                     366
   Investment securities............................     (133)                (263)                   (396)
   Other interest-earning assets....................      (19)                  70                      51
                                                        -----               ------                  ------
       Total interest-earning assets................    $(250)              $1,619                  $1,369
                                                        =====               ======                  ======

INTEREST-BEARING LIABILITIES:
   Deposits.........................................    $  94               $  655                  $  749
   Other borrowings.................................      (11)                 119                     108
                                                        -----               ------                  ------
   Total interest-bearing liabilities...............    $  83               $  774                  $  857
                                                        =====               ======                  ======
   Increase (decrease) in net interest income.......                                                $  512
                                                                                                    ======

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

         GENERAL. Jacksonville's net income for the year ended September 30, 2000 was $3.7 million, compared to $3.6 million for the year ended September 30, 1999. In fiscal 2000, the increase in net interest income was the primary reason for the increase in net income compared to fiscal 1999. However, while total interest income increased from $20.5 million for the year ended September 30, 1999 to $22.3 million for fiscal 2000, total interest expense also increased from $10.7 million to $12.3 million for the comparable periods resulting in a declining interest rate margin. The increase in net interest income was also partially offset by increases in non-interest expenses from $5.9 million for the year ended September 30, 1999 to $6.2 million for fiscal year 2000.

   Interest-earning assets increased $10.2 million or 3.7% during the fiscal year ended September 30, 2000. The amount of such assets increased primarily as a result of use of the increase in deposits and advances from the Federal Home Loan Bank to fund loans receivable portfolio. As the average balance of interest-earning assets increased, the Bank also experienced generally higher interest rates during the period in which loans were originated which resulted in the average yield on interest-earning assets increasing by 14 basis points from 7.81% in fiscal 1999 to 7.95% in fiscal 2000. The positive impact on earnings resulting from the increase in average balance on Jacksonville's interest-earning assets was offset by a 30 basis point increase in the average paid on interest bearing liabilities from 4.57% in fiscal 1999 to 4.87% in fiscal 2000. The interest rate spread decreased from 3.23% in fiscal 1999 to 3.08% in 2000.

         NET INTEREST INCOME. Net Interest Income is determined by the interest rate spread (i.e., the difference between the yield on interest-earning assets and the rates paid on interest bearing liabilities) and changes in the average amounts of interest-bearing liabilities. Net interest income increased by $268,000, or 2.7%, for the year ended September 30, 2000 compared to the year ended September 30, 1999. This increase was due to a $1.9 million, or 9.2%, increase in total interest income offset by a $1.6 million or 15.1% increase in total interest expense.

         The $1.9 million increase in total interest income was primarily the result of increases in interest on loans receivable of $1.5 million or 8.6%, interest on mortgage-backed securities of $224,000 or 10.1%, an increase of $198,000 or 22.5% in interest income on investment securities, offset by a decrease in other interest income of $2,000. The increase in interest income from loans receivable was due primarily to a $17.1 million, or 8.4%, increase in the average balance of Jacksonville's loan portfolio. The increase in interest income from mortgage-backed securities reflects an increase in average balance from $34.0 million in fiscal 1999 to $35.1 million in fiscal 2000 with an increase in average yield from 6.53% to 6.98% in the respective periods. The increase in interest income from investment securities reflects primarily an increase in average balance from $17.7 million to $19.3 million, or 9.0%. The increase in the average balance of securities reflects some shift in portfolio mix by management of Jacksonville as funds were used to purchase available-for-sale securities and to fund new mortgage loans.

         The $1.6 million increase in total interest expense from $10.7 million for the year ended September 30, 1999, to $12.3 million for the year ended September 30, 2000, was primarily due to an increase in interest rates paid on deposits, and to an increase in interest paid on FHLB advances. The average rate paid on deposits increased from 4.52% in fiscal 1999 to 4.68% in fiscal 2000.

         Jacksonville's net interest rate spread was 3.08% for the year ended September 30, 2000 as compared to 3.23% in fiscal 1999.

         PROVISION FOR LOSSES ON LOANS. Jacksonville's provision for loan losses was $69,000 for the year ended September 30, 2000 compared to $60,000 for the year ended September 30, 1999. Provisions for losses on loans are charged to earnings to bring the total allowance to a level deemed appropriate by management based on historical experience, the volume and type of lending conducted by Jacksonville, industry standards, the amount of non-performing assets, general economic conditions, particularly as they relate to Jacksonville's market area, and other factors related to the collectability of Jacksonville's loan portfolio. The amount of allowance for loan losses is only an estimate, and actual losses may vary from these estimates. Non-performing loans decreased to $472,000 during fiscal 2000, and net charge-offs for the period increased $36,000 and totaled $54,000 for the year. The Company's level of net loans outstanding increased $10.6 million which included an increase of 3.9% in mortgage loans. Overall economic conditions remained stable for the market area and credit quality for the applicants showed no material change. Upon consideration of such factors, Jacksonville determined that $69,000 in provisions for losses on loans were appropriate in fiscal 2000, primarily because of the increase in the loan portfolio. Jacksonville's allowance for losses amounted to $1.2 million at September 30, 2000 an increase $15,000 from the amount at September 30, 1999.

         NON-INTEREST INCOME. The primary components of non-interest income are comprised of service fees and charges, income from real estate operations, net, mortgage servicing rights and other non-interest income. Total noninterest income amounted to $1.74 million for the year ended September 30, 2000 compared to $1.69 million in fiscal 1999. The $53,000 increase was due primarily to an increase in fees and deposit service charges of $47,000; an increase of $46,000 in other noninterest income partially offset by a decrease in income from origination of mortgage servicing of $15,000 and a decrease in income from real estate operations, net of $25,000. The increase in income from fees and deposit service charges primarily reflects an increase in service charges on deposits.

         NON-INTEREST EXPENSE. Non-interest expense includes salaries and employee benefits, occupancy and equipment, deposit insurance premiums and other non-interest expense. Noninterest expense amounted to $6.2 million for the year ended September 30, 2000 compared to $5.9 million during fiscal 1999. The primary reason for the $333,000, or 5.7% increase in noninterest expense during fiscal 1999 was from increases in compensation and benefits of $231,000; in occupancy and equipment of $101,000, and other noninterest expenses of $51,000, offset by a reduction in insurance expense of $50,000. Some of the increase in non-interest expense is attributed to cost of staffing and other expenses associated with the opening of a second branch in Tyler, Texas. Non-interest expense was reduced by approximately $155,000 due to a refund of previous years' state franchise taxes (1996 through 1999) based on a recent ruling made by the Texas State Controllers Office related to treatment of available-for-sale securities.

         INCOME TAXES. Income tax expense amounted to $1.8 million during the year ended September 30, 2000, compared to $1.9 million in fiscal 1999. See
Note 11 to Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30,1998

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

LIQUIDITY AND CAPITAL RESOURCES

         Jacksonville is required under applicable state regulations to maintain specified levels of liquidity in an amount not less than 10% of its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. At September 30, 2000 the Bank's liquidity was $64.4 million with a liquidity ratio of 29%.

         Cash was generated by Jacksonville's operating activities of $3.7 million and $3.9 million during the years ended September 30, 2000 and 1999, respectively, primarily as a result of net earnings of $3.7 million and $3.6 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities.

         The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 2000, Jacksonville's investing activities used cash of $10.3 million, principally as a result of net loan originations of $10.6 million, to purchase mortgage backed securities totaling $569,000; to purchase investment securities of $6.4 million; capital expenditures of $586,000; investment in real estate of $533,000; to purchase stock in FHLB of $182,000; partially offset by proceeds on maturity of investment securities of $3.1 million; principal paydown on MBS of $5.3 million; and proceeds from sale of foreclosed real estate of $193,000.

         During the year ended September 30, 1999, Jacksonville's investing activities used cash of $32.7 million, principally as a result of net loan originations of $24.9 million, to purchase mortgage backed securities totaling $14.8 million; to purchase investment securities of $13.0 million; capital expenditures of $907,000; investment in real estate of $713,000; to purchase stock in FHLB of $353,000; partially offset by proceeds on maturity of investment securities of $14.0 million; principal paydown on MBS of $7.8 million; and proceeds from sale of foreclosed real estate of $133,000.

         During the year ended September 30, 2000, Jacksonville's financing activities generated cash of $7.6 million as a result of a net increase in deposits of $5.6 million; net increase of $6.0 million in advances from FHLB; offset by a net decrease of $22,000 in advance payments by borrowers for property taxes and insurances; the purchase of Treasury Stock in the amount of $3.0 million; and the payment of dividends in the amount of $967,000.

         During the year ended September 30, 1999, Jacksonville's financing activities generated cash of $24.6 million as a result of a net increase in deposits of $10.7 million; net increase of $18.0 million in advances from FHLB; and net increase of $288,000 in advance payments by borrowers for property taxes and insurances; offset by the purchase of Treasury Stock in the amount of $3.4 million; the payment of dividends in the amount of $1.1 million.

         At September 30, 2000, Jacksonville had $4.2 million of outstanding commitments to originate residential real estate loans and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2001 are $149.8 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2000, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $32.5 million or 10.8% of adjusted total assets and 18.5% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $20.5 million and $25.4 million, respectively. Jacksonville's total risk-based capital was $33.7 million at September 30, 2000 or 19.2% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $19.7 million.

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

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended
September 30, 2000.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2000 and 1999, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 2000, in conformity with generally accepted accounting principles.



                                              /s/ HENRY & PETERS, P.C.
                                              ----------------------------------
                                              HENRY & PETERS, P.C.


Tyler, Texas
November 15, 2000

                           JACKSONVILLE BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           SEPTEMBER 30, 2000 AND 1999


                                                                                         2000             1999
                                                                                     ------------     -------------
                                     ASSETS
Cash on hand and in banks                                                            $  2,701,637      $  2,995,572
Interest-bearing deposits                                                               4,819,061         3,572,114
Investment securities:
   Held-to-maturity, approximate fair market value of
     $4,792,500 and $6,892,900 respectively                                             5,000,000         6,999,329
   Available-for-sale, carried at fair value                                           17,017,020        11,711,605
Mortgage-backed certificates:
   Held-to-maturity, approximate fair market value of
     $3,668,056 and $4,642,925 respectively                                             3,700,341         4,657,579
   Available-for-sale, carried at fair value                                           29,026,660        32,982,733
Loans receivable, net                                                                 226,853,940       216,267,027
Accrued interest receivable                                                             2,523,749         2,254,158
Foreclosed real estate, net                                                               123,646           346,317
Premises and equipment, net                                                             4,845,675         4,582,898
Stock in Federal Home Loan Bank of Dallas, at cost                                      2,156,500         1,974,400
Investment in real estate                                                               1,245,970           712,796
Mortgage servicing rights                                                                 625,505           587,553
Other assets                                                                              827,619           747,529
                                                                                     ------------      ------------
         Total assets                                                                $301,467,323      $290,391,610
                                                                                     ============      ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Deposits                                                                          $220,766,244      $215,209,204
   Advance from Federal Home Loan Bank                                                 41,000,000        35,000,000
   Advances from borrowers for taxes and insurance                                      4,073,917         4,095,425
   Accrued expenses and other liabilities                                               1,465,396         1,722,240
                                                                                     ------------      ------------
     Total liabilities                                                                267,305,557       256,026,869

DEFERRED INCOME
   Gain on sale of real estate owned                                                       72,699           145,815

STOCKHOLDERS' EQUITY
   Preferred stock, no par value, 5,000,000 shares authorized; none issued                      -                 -
   Common stock, $.01 par value, 25,000,000 shares authorized;
      2,675,972 and 2,675,972 shares issued; 1,967,712 and 2,180,212
     shares outstanding in 2000 and 1999, respectively                                     26,760            26,760
   Additional paid-in capital                                                          22,742,784        22,722,712
   Retained earnings, substantially restricted                                         24,210,956        21,507,284
   Accumulated other comprehensive income (loss)                                         (900,852)         (801,201)
   Less:
     Treasury stock, at cost (708,260 and 495,760 shares, respectively)               (10,753,968)       (7,771,886)
     Shares acquired by Employee Stock Ownership Plan                                  (1,055,546)       (1,116,537)
     Shares acquired by Management Recognition Plan                                      (181,067)         (348,206)
                                                                                     ------------      ------------
         Total stockholders' equity                                                    34,089,067        34,218,926
                                                                                     ------------      ------------
           Total liabilities and stockholders' equity                                $301,467,323      $290,391,610
                                                                                     ============      ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998


                                                                         2000             1999                1998
                                                                    ------------      -------------      --------------
INTEREST INCOME
   Loans receivable                                                 $ 18,556,989      $17,091,560        $15,442,039
   Mortgage-backed securities                                          2,446,644        2,223,096          1,501,491
   Investment securities                                               1,077,837          880,071          1,260,766
   Other                                                                 268,419          270,598            336,885
                                                                    ------------      -----------        -----------
     Total interest income                                            22,349,889       20,465,325         18,541,181

INTEREST EXPENSE
   Deposits                                                           10,058,508        9,488,048          9,348,433
   Interest on borrowings                                              2,269,766        1,223,328            279,894
                                                                    ------------      -----------        -----------
     Total interest expense                                           12,328,274       10,711,376          9,628,327
                                                                    ------------      -----------        -----------
     Net interest income                                              10,021,615        9,753,949          8,912,854

PROVISION FOR LOSSES ON LOANS                                             69,000           60,000             35,000
     Net interest income after provision for                        ------------      -----------        -----------
       losses on loans                                                 9,952,615        9,693,949          8,877,854

NONINTEREST INCOME
   Fees and deposit service charges                                    1,369,985        1,322,649          1,116,117
   Real estate operations, net                                           109,850          135,196            135,315
   Other                                                                 222,529          176,271            162,171
   Mortgage servicing rights                                              37,952           53,090            140,394
                                                                    ------------      -----------        -----------
     Total noninterest income                                          1,740,316        1,687,206          1,553,997

NONINTEREST EXPENSE
   Compensation and benefits                                           4,061,053        3,829,581          3,759,893
   Occupancy and equipment                                               751,964          650,676            529,524
   Insurance expense                                                     115,889          165,849            167,851
   Other                                                               1,280,162        1,229,471          1,181,225
                                                                    ------------      -----------        -----------
     Total noninterest expense                                         6,209,068        5,875,577          5,638,493
                                                                    ------------      -----------        -----------

INCOME BEFORE TAXES ON INCOME                                          5,483,863        5,505,578          4,793,358

TAXES ON INCOME
   Current                                                             1,818,796        1,759,347          1,428,256
   Deferred                                                               (6,000)         108,000             40,000
                                                                    ------------      -----------        -----------
     Total income tax expense                                          1,812,796        1,867,347          1,468,256
                                                                    ------------      -----------        -----------
       Net earnings                                                 $  3,671,067      $ 3,638,231        $ 3,325,102
                                                                    ============      ===========        ===========

EARNINGS PER COMMON SHARE
   Basic                                                            $       1.87      $      1.65        $      1.44
                                                                    ============      ===========        ===========
   Diluted                                                          $       1.82      $      1.60        $      1.38
                                                                    ============      ===========        ===========


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998


                                                                             Accumulated
                                                Additional      Compre-         Other
                                    Common        Paid-in        hensive     Comprehensive    Retained       Treasury
                                    Stock         Capital         Income     Income (Loss)    Earnings         Stock
                                   ----------   -----------    -----------   -------------   -----------   ------------
BALANCE AT SEPTEMBER 30, 1997      $   26,747   $22,471,258                     $ (14,175)   $16,788,491   $(3,423,528)
   Shares issued under
     stock option plan                     13         9,180                             -              -             -
   ESOP shares released                     -       169,410                             -              -             -
   Accrual of management
     recognition plan awards                -             -                             -              -             -
   Comprehensive income:
     Net earnings                           -             -     $3,325,102              -      3,325,102             -
     Other comprehensive income,
       net of tax, unrealized
       gains on securities
       available-for-sale                   -             -         89,057         89,057              -             -
                                                                ----------
           Comprehensive income                                 $3,414,159
                                                                ==========
   Dividends declared                       -             -                             -     (1,150,460)            -
   Purchase of 54,825
     Treasury shares                        -             -                             -              -      (989,738)
                                   ----------   -----------                    ----------    -----------  ------------

BALANCE AT SEPTEMBER 30, 1998          26,760    22,649,848                        74,882     18,963,133    (4,413,266)

ESOP shares released                        -        72,864                             -              -             -
   Accrual of management
     recognition plan awards                -             -                             -              -             -
   Comprehensive income:
     Net earnings                           -             -     $3,638,231              -      3,638,231             -
     Other comprehensive income,
       net of tax, unrealized
       (loss) on securities
       available-for-sale                   -             -       (876,083)      (876,083)             -             -
                                                                ----------
           Comprehensive income                                 $2,762,148
                                                                ==========
   Dividends declared                       -             -                             -     (1,094,080)            -
   Purchase of 209,835
     Treasury shares                        -             -                             -              -    (3,358,620)
                                   ----------   -----------                    ----------    -----------   -----------

BALANCE AT SEPTEMBER 30, 1999          26,760    22,722,712                      (801,201)    21,507,284    (7,771,886)




                                     Shares       Shares
                                    Acquired      Acquired          Total
                                        by            by         Stockholders'
                                       ESOP          MRP             Equity
                                   ------------   -----------   ---------------
BALANCE AT SEPTEMBER 30, 1997      $(1,378,106)    $(682,483)     $33,788,204
   Shares issued under
     stock option plan                       -             -            9,193
   ESOP shares released                154,174             -          323,584
   Accrual of management
     recognition plan awards                 -       167,139          167,139
   Comprehensive income:
     Net earnings                            -             -        3,325,102
     Other comprehensive income,
       net of tax, unrealized
       gains on securities
       available-for-sale                    -             -           89,057

           Comprehensive income

   Dividends declared                        -             -       (1,150,460)
   Purchase of 54,825
     Treasury shares                         -             -         (989,738)
                                   -----------     ---------      -----------

BALANCE AT SEPTEMBER 30, 1998       (1,223,932)     (515,344)      35,562,081

ESOP shares released                   107,395             -          180,259
   Accrual of management

     recognition plan awards                 -       167,138          167,138
   Comprehensive income:
     Net earnings                            -             -        3,638,231
     Other comprehensive income,
       net of tax, unrealized
       (loss) on securities
       available-for-sale                    -             -         (876,083)

           Comprehensive income

   Dividends declared                        -             -       (1,094,080)
   Purchase of 209,835
     Treasury shares                         -             -       (3,358,620)
                                   -----------     ---------      -----------

BALANCE AT SEPTEMBER 30, 1999       (1,116,537)     (348,206)      34,218,926

                           JACKSONVILLE BANCORP, INC.

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998

                                   (CONTINUED)

                                                                             Accumulated
                                                Additional      Compre-         Other
                                    Common        Paid-in        hensive     Comprehensive    Retained       Treasury
                                    Stock         Capital         Income     Income (Loss)    Earnings         Stock
                                   ----------   -----------    -----------   -------------   -----------   ------------
BALANCE AT SEPTEMBER 30, 1999         $26,760   $22,722,712                     $(801,201)   $21,507,284   $ (7,771,886)

   ESOP shares released                     -        20,072                             -              -              -
   Accrual of management
     recognition plan awards                -             -                             -              -              -
   Comprehensive income:
     Net earnings                           -             -     $3,671,067              -      3,671,067              -
     Other comprehensive income,
       net of tax, unrealized
       (loss) on securities
       available-for-sale                   -             -        (99,651)       (99,651)             -              -
                                                                ----------
           Comprehensive income                                 $3,571,416
                                                                ==========
   Dividends declared                       -             -                             -       (967,395)             -
   Purchase of 212,500
     Treasury shares                        -             -                             -              -     (2,982,082)
                                   ----------   -----------                    ----------   ------------  ------------

BALANCE AT SEPTEMBER 30, 2000        $ 26,760   $22,742,784                     $(900,852)   $24,210,956   $(10,753,968)
                                   ==========   ===========                     =========    ===========   ============


                                     Shares       Shares
                                    Acquired      Acquired          Total
                                        by            by         Stockholders'
                                       ESOP          MRP             Equity
                                   ------------   -----------   ---------------
BALANCE AT SEPTEMBER 30, 1999       $(1,116,537)    $(348,206)     $34,218,926

   ESOP shares released                  60,991             -           81,063
   Accrual of management
     recognition plan awards                  -       167,139          167,139
   Comprehensive income:
     Net earnings                             -             -        3,671,067
     Other comprehensive income,
       net of tax, unrealized
       (loss) on securities
       available-for-sale                     -             -          (99,651)

           Comprehensive income

   Dividends declared                         -             -         (967,395)
   Purchase of 212,500
     Treasury shares                          -             -       (2,982,082)
                                   ------------     ---------      -----------

BALANCE AT SEPTEMBER 30, 2000      $ (1,055,546)    $(181,067)     $34,089,067
                                   ============     =========      ===========

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998



                                                                                  2000             1999              1998
                                                                               ----------       ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                 $  3,671,067     $  3,638,231      $  3,325,102
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                                317,868          259,416           165,233
       Amortization/accretion of securities                                         79,783          175,132           166,145
       Provision for losses on loans and on real estate                             69,000           60,000            35,144
       Loans originated for sale                                               (20,875,987)     (23,866,321)      (28,189,992)
       Loans sold                                                               20,875,987       23,866,321        28,189,992
       Net gain on sale of equipment                                                     -                -           (11,640)
       Net gain on sale of other real estate                                       (27,508)        (187,400)         (132,794)
       Accrual of MRP awards                                                       167,139          167,138           167,139
       Release of ESOP shares                                                       81,063          180,259           323,584
       Change in assets and liabilities:
         (Increase) decrease in other assets                                       (28,755)         250,647          (103,661)
         (Decrease) increase in accrued expenses and other liabilities            (256,844)        (409,027)          149,543
         Decrease in deferred income                                               (73,116)         (23,925)          (47,932)
         Increase in mortgage servicing rights                                     (37,952)         (53,090)          (96,882)
         Increase in accrued interest receivable                                  (269,591)        (163,688)         (138,457)
                                                                              ------------     ------------       -----------
           Net cash provided by operating activities                             3,692,154        3,893,693         3,800,524
                                                                              ------------     ------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds on maturity of investment securities                                 3,082,075       13,965,068        18,456,288
   Purchase of investment securities                                            (6,388,617)     (12,998,125)      (12,493,297)
   Net principal payments/originations on loans                                (10,598,344)     (24,934,510)      (17,145,410)
   Proceeds from sale of foreclosed real estate                                    192,610          132,693           129,520
   Proceeds from sale of equipment                                                   5,500                -            33,735
   Purchase of mortgage-backed securities                                         (569,446)     (14,751,466)      (17,662,769)
   Principal paydowns on mortgage-backed securities                              5,252,444        7,809,676         6,937,889
   Capital expenditures                                                           (586,145)        (906,536)         (734,574)
   Purchase of stock in FHLB Dallas                                               (182,100)        (352,500)          (24,500)
   Sale of stock in FHLB Dallas                                                          -                -           247,000
   Investment in real estate                                                      (533,174)        (712,796)                -
                                                                              ------------     ------------       -----------
           Net cash used in investing activities                               (10,325,197)     (32,748,496)      (22,256,118)
                                                                              ------------     ------------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                                      5,557,040       10,719,286        12,456,620
   (Decrease) increase in advance payments by
     borrowers for property taxes and insurance                                    (21,508)         288,257          (116,420)
   Advances from FHLB                                                           15,000,000       49,500,000        20,000,000
   Payment of FHLB advances                                                     (9,000,000)     (31,500,000)       (5,000,000)
   Proceeds from exercise of stock options                                               -                -             9,193
   Purchase of Treasury stock                                                   (2,982,082)      (3,358,620)         (989,738)
   Dividends paid                                                                 (967,395)      (1,094,080)       (1,150,460)
                                                                              ------------     ------------       -----------
           Net cash provided by financing activities                             7,586,055       24,554,843        25,209,195
                                                                              ------------     ------------       -----------
           Net increase (decrease) in cash and cash equivalents                    953,012       (4,299,960)        6,753,601

CASH AND CASH EQUIVALENTS
   Beginning of year                                                             6,567,686       10,867,646         4,114,045
                                                                              ------------     ------------       -----------
   End of year                                                                $  7,520,698     $  6,567,686       $10,867,646
                                                                              ============     ============       ===========

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2000 AND 1999

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

     On July 2, 1997, the Bank consummated its conversion to a state-chartered savings bank, Jacksonville Savings Bank, SSB. The main purpose of the conversion was to reduce the duplication associated with meeting the regulatory requirements of three regulators. With the conversion to a state savings bank, the Bank will be regulated by the Texas Savings and Loan Department as its primary regulator, and the insurer of its deposits will be the FDIC. Prior to the conversion, the Association's primary federal regulator had been the Office of Thrift Supervision.

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

                          SEPTEMBER 30, 2000 AND 1999

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

   Earnings per share on a basic and diluted basis is calculated as follows:


                                                                      Years Ended September 30,
                                                            --------------------------------------------
                                                              2000             1999              1998
                                                            ---------        ---------         ---------
     Basic net earnings per share
       Net income                                           $3,671,067       $3,638,231        $3,325,102
       Weighted-average shares outstanding                   1,963,050        2,202,425         2,304,567
                                                            ----------       ----------        ----------
           Per share                                        $     1.87       $     1.65        $     1.44
                                                            ==========       ==========        ==========

     Diluted net earnings per share
       Net income                                           $3,671,067       $3,638,231        $3,325,102
       Weighted-average shares outstanding
         plus assumed conversions                            2,013,660        2,278,965         2,412,993
                                                            ----------       ----------        ----------
           Per share                                        $     1.82       $     1.60        $     1.38
                                                            ==========       ==========        ==========

     Calculation of weighted average shares
       outstanding plus assumed conversions
         Weighted-average shares outstanding                $1,963,050       $2,202,425        $2,304,567
         Effect of dilutive stock options                       50,610           76,540           108,426
                                                            ----------       ----------        ----------
                                                            $2,013,660       $2,278,965        $2,412,993
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

                          SEPTEMBER 30, 2000 AND 1999

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

   CASH FLOWS
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows at September 30:


                                                                        2000             1999               1998
                                                                     -----------      -----------       -----------
     Cash on hand and in banks                                       $ 2,701,637      $ 2,995,572       $ 3,086,417
     Interest bearing deposits                                         4,819,061        3,572,114         7,781,229
                                                                     -----------      -----------       -----------
         Cash and cash equivalents                                   $ 7,520,698      $ 6,567,686       $10,867,646
                                                                     ===========      ===========       ===========

     Supplemental disclosure:
       Cash paid for:
         Interest                                                    $12,325,178      $10,644,167       $ 9,567,381
                                                                     ===========      ===========       ===========
         Income taxes                                                $ 1,837,052      $ 2,090,000       $ 1,441,000
                                                                     ===========      ===========       ===========

     Non-cash operating activities:
       Change in deferred taxes on net unrealized gains
         and losses on securities available-for-sale                 $    51,335      $   451,315       $   (45,878)
                                                                     ===========      ===========       ===========

     Non-cash investing activities:
       Change in net unrealized gains and losses
         on securities available-for-sale                            $  (150,986)     $(1,327,398)      $   134,935
                                                                     ===========      ===========       ===========
       Transfer from loans to real estate acquired
         through foreclosure                                         $   231,000      $   391,000       $   353,000
                                                                     ===========      ===========       ===========
       Loans made relating to sale of foreclosed real estate         $   289,000      $   630,000       $   384,000
                                                                     ===========      ===========       ===========

                           JACKSONVILLE BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2000 AND 1999

                                    CONTINUED

NOTE 3 - INVESTMENT SECURITIES

   The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 2000:

                                                                       Available-for-sale
                                         --------------------------------------------------------------------------------
                                                                                                         Estimated
                                            Amortized            Unrealized            Unrealized           Market
                                               Cost                 Gains                Losses             Value
                                           -----------         --------------          -----------      -----------
     U.S. Agency securities                $17,332,099         $            -          $   315,079      $17,017,020
                                           ===========         ==============          ===========      ===========

                                                                        Held-to-maturity
                                         --------------------------------------------------------------------------------
                                                                                                         Estimated
                                            Amortized            Unrealized            Unrealized           Market
                                               Cost                 Gains                Losses             Value
                                           -----------         --------------          -----------      -----------
     U. S. Agency securities               $5,000,000          $            -          $   207,500      $ 4,792,500
                                           -----------         --------------          -----------      -----------
                                           $5,000,000          $            -          $   207,500      $ 4,792,500
                                           ===========         ==============          ===========      ===========

   The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 1999:

                                                                       Available-for-sale
                                         --------------------------------------------------------------------------------
                                                                                                         Estimated
                                            Amortized            Unrealized            Unrealized           Market
                                               Cost                 Gains                Losses             Value
                                           -----------         --------------          -----------      -----------
     U.S. Agency securities               $12,026,229          $            -          $   314,624      $1,711,605
                                          ============         ==============          ===========      ===========

                                                                        Held-to-maturity
                                         --------------------------------------------------------------------------------
                                                                                                         Estimated
                                            Amortized            Unrealized            Unrealized           Market
                                               Cost                 Gains                Losses             Value
                                           -----------         --------------          -----------      -----------
     U. S. Agency securities              $ 6,999,329          $       1,821           $   108,250      $ 6,892,900
                                          ------------         --------------          -----------      -----------
                                          $ 6,999,329          $       1,821           $   108,250      $ 6,892,900
                                          ============         ==============          ===========      ===========

   The scheduled maturities of securities at September 30, 2000, were as follows:

                                                  Held-to-maturity                         Available-for-sale
                                                    securities                                 securities
                                          ----------------------------------           ----------------------------
                                                                 Estimated                               Estimated
                                           Amortized               Market               Amortized          Market
                                              Cost                 Value                   Cost            Value
                                          ------------         -------------           -----------      -----------
     Due in one year or less              $         -           $         -            $   500,000      $   493,750
     Due from one to five years             5,000,000             4,792,500             15,873,745       15,578,270
     Due from five to ten years                     -                     -                958,354          945,000
                                          ------------         --------------          -----------      -----------
                                          $ 5,000,000           $ 4,792,500            $17,332,099      $17,017,020
                                          ============         ==============          ===========      ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2000 AND 1999

                                    CONTINUED


NOTE 3 - INVESTMENT SECURITIES - CONTINUED
   The scheduled maturities of securities at September 30, 1999, were as follows:

                                                 Held-to-maturity                  Available-for-sale
                                                    securities                        securities
                                         ------------------------------     -------------------------------
                                                             Estimated                          Estimated
                                           Amortized           Market          Amortized          Market
                                              Cost              Value            Cost              Value
                                         ------------      ------------     ------------     -------------
     Due in one year or less             $  1,999,329      $  2,001,150     $  1,000,000     $     992,500
     Due from one to five years             5,000,000         4,891,750       10,026,969         9,759,905
     Due from five to ten years                     -                  -         999,260           959,200
                                         ------------      ------------     ------------     -------------
                                         $  6,999,329      $  6,892,900      $12,026,229       $11,711,605
                                         ============      ============     ============     =============

NOTE 4 - MORTGAGE-BACKED SECURITIES
   The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                  Held-to-maturity
                                         ------------------------------------------------------------------
                                                                                                Estimated
          September 30,                   Amortized         Unrealized       Unrealized           Market
                  2000                         Cost            Gains            Losses             Value
                  ----                    ------------      ------------     ------------     -------------
     GNMA certificates                   $    422,663      $     11,594     $      8,484     $     425,773
     FHLMC certificates                       866,497             4,353           17,358           853,492
     FNMA certificates                      2,411,181                 -           22,390         2,388,791
                                         ------------      ------------     ------------     -------------
                                         $  3,700,341      $     15,947     $     48,332     $   3,668,056
                                         ============      ============     ============     =============


                                                                Available-for-sale
                                         ------------------------------------------------------------------
                                                                                               Estimated
          September 30,                   Amortized         Unrealized       Unrealized           Market
                 2000                          Cost            Gains              Losses         Value
                 ----                    ------------      ------------     ------------     -------------
     GNMA certificates                   $  3,528,200      $          -     $   115,746      $  3,412,454
     FHLMC certificates                     1,693,415                 -          20,821         1,672,594
     FNMA certificates                     11,597,655                 -         354,143        11,243,512
     Private label                         13,257,237                 -         559,137        12,698,100
                                         ------------      ------------     ------------     -------------
                                         $ 30,076,507      $          -     $ 1,049,847       $29,026,660
                                         ============      ============     ============     =============

                                                                Held-to-maturity
                                         ------------------------------------------------------------------
                                                                                                Estimated
          September 30,                   Amortized         Unrealized       Unrealized           Market
                  1999                       Cost              Gains           Losses             Value
                  ----                    ------------      ------------     ------------     -------------
     GNMA certificates                    $    528,190      $    15,547      $     8,325      $    535,411
     FHLMC certificates                      1,263,090            6,293           22,276         1,247,107
     FNMA certificates                       2,866,299            5,834           11,726         2,860,407
                                          ------------      ------------     ------------     -------------
                                          $ 4,657,579       $    27,674      $    42,327      $  4,642,925
                                          ============      ============     ============     =============

                                                                Available-for-sale
                                         ------------------------------------------------------------------
                                                                                                 Estimated
          September 30,                   Amortized         Unrealized       Unrealized           Market
                1999                         Cost             Gains           Losses               Value
                ----                      ------------      ------------     ------------     -------------
     GNMA certificates                    $ 4,085,032       $         -      $   116,134       $ 3,968,898
     FHLMC certificates                     2,141,045                 -            8,968         2,132,077
     FNMA certificates                     13,008,451             3,415          290,867        12,720,999
     Private label                         14,647,522                 -          486,763        14,160,759
                                          ------------      ------------     ------------     -------------
                                          $ 33,882,050      $     3,415      $   902,732       $32,982,733
                                          ============      ============     ============     =============

                        JACKSONVILLE BANCORP, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2000 AND 1999

                                 CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED

   The scheduled maturities of mortgage-backed securities as of September 30, 2000, were as follows:

                                                Held-to-maturity                  Available-for-sale
                                                    Securities                        Securities
                                         ------------------------------     ------------------------------
                                                             Estimated                          Estimated
                                            Amortized         Market        Amortized            Market
                                               Cost            Value           Cost              Value
                                        -------------     -------------     ------------      ------------
     Due in one year or less             $          -      $          -      $         -       $         -
     Due from one to five years                     -                 -                -                 -
     Due from five to ten years             1,260,203         1,245,330        4,179,743         4,064,322
     Due after ten years                    2,440,138         2,422,726       25,896,764        24,962,338
                                         ------------      ------------      -----------       -----------
                                         $  3,700,341      $  3,668,056      $30,076,507       $29,026,660
                                         ============      ============      ===========       ===========

   The scheduled maturities of mortgage-backed securities at September 30, 1999, were as follows:

                                                Held-to-maturity                  Available-for-sale
                                                    Securities                        Securities
                                         ------------------------------     ------------------------------
                                                             Estimated                          Estimated
                                            Amortized         Market        Amortized            Market
                                               Cost            Value           Cost              Value
                                        -------------     -------------     ------------      ------------
     Due in one year or less             $    254,271      $    249,744      $         -       $         -
     Due from one to five years                     -                 -                -                 -
     Due from five to ten years             1,811,971         1,818,815        4,316,525         4,214,101
     Due after ten years                    2,591,337         2,574,366       29,565,525        28,768,632
                                         ------------      ------------      -----------       -----------
                                         $  4,657,579      $  4,642,925      $33,882,050       $32,982,733
                                         ============      ============      ===========       ===========

NOTE 5 - LOANS RECEIVABLE

   Loans receivable are summarized as follows:

                                                                                      September 30,
                                                                          -------------------------------------
                                                                                 2000              1999
                                                                          -------------------------------------
     Mortgage loans (principally conventional):
       Single family residential                                            $171,041,329      $164,660,709
       Multi-family residential                                                  769,895           818,933
       Commercial                                                             14,499,004        12,000,070
       Construction                                                           25,116,466        21,171,094
       Land                                                                    2,741,027         3,172,273
                                                                         ---------------   ---------------
                                                                             214,167,721       201,823,079
     Business and Consumer loans:
       Commercial business                                                       515,191             5,717
       Consumer:
         Secured by deposits                                                   2,350,074         2,182,615
         Secured by vehicles                                                  12,462,234        12,413,881
         Personal real estate loans                                            5,468,922         5,398,994
         Other                                                                 3,826,534         4,019,559
                                                                          --------------   ---------------
                                                                              24,622,955        24,020,766
                                                                          --------------    --------------
         Total loans                                                         238,790,676       225,843,845
     Less:
          Undisbursed portion of loans in process                            (10,224,002)       (7,835,438)
          Unearned discounts                                                     (29,881)          (33,746)
          Net deferred loan-origination fees                                    (455,373)         (496,032)
          Allowance for loan losses                                           (1,227,480)       (1,211,602)
                                                                          --------------    --------------
             Net loans                                                      $226,853,940      $216,267,027
                                                                          ==============    ==============

                        JACKSONVILLE BANCORP, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2000 AND 1999

                                 CONTINUED

NOTE 5 - LOANS RECEIVABLE - CONTINUED

    The Bank at September 30, had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 7.75% to 12.00%) as follows:

                                               2000              1999
                                          --------------    -------------
         Variable-rate                    $   144,870       $   245,300
         Fixed-rate                         4,095,784         3,676,098
                                          -----------       -----------
                                           $4,240,654        $3,921,398
                                          ===========       ===========

   The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

   Activity in the allowance for loan losses is summarized as follows as of September 30:

                                                                  2000             1999            1998
                                                            -------------    -------------     -------------
     Balance at beginning of period                          $1,211,602       $1,170,321        $1,191,977
       Provision charged to income                               69,000           60,000            35,000
       Charge-offs                                              (54,329)         (18,719)          (56,656)
       Recoveries                                                 1,207                 -                 -
                                                            -------------    -------------     -------------
     Balance at end of period                                $1,227,480       $1,211,602        $1,170,321
                                                            =============    =============     =============

   At September 30, 2000 and 1999, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $472,000 and $544,000, at September 30, 2000 and 1999, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

   Loans to executive officers and directors totaled $780,000 and $375,000, at September 30, 2000 and 1999, respectively.

   Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows as of September 30:

                                                                 2000             1999              1998
                                                           ---------------  ---------------   ---------------
   Mortgage loans underlying FHLMC
     pass-through securities                                $87,993,036      $82,417,319       $77,445,977
                                                            ===========      ===========       ===========

   Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,920,000 and $1,734,000, at September 30, 2000 and 1999, respectively.

NOTE 6 - REAL ESTATE

   An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans at September 30, is as follows:

                                                                 2000              1999             1998
                                                           ----------------  --------------   ----------------
     Balance at beginning of period                         $ 1,304,828      $ 1,304,828      $  1,304,972
            Provisions for losses                                    --               --              (144)
            Charge-offs                                         (94,305)              --                --
            Recoveries                                               --               --                --
                                                           ----------------  --------------   ----------------
            Balance at end of period                          $1,210,523      $1,304,828         $1,304,828
                                                           ================  ==============   ================

   For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The
   Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                        JACKSONVILLE BANCORP, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2000 AND 1999

                                 CONTINUED

NOTE 7 - ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable is summarized as follows as of September 30:

                                                                 2000             1999
                                                            ---------        ---------
     Investment securities                                  $   383,835      $   290,330
     Mortgage-backed securities                                 204,576          230,137
     Loans receivable                                         1,935,338        1,733,691
                                                            -----------      -----------
                                                             $2,523,749       $2,254,158
                                                            ===========      ===========

NOTE 8 - PREMISES AND EQUIPMENT Premises and equipment consist of the following:

                                                          September 30,
                                                   ------------------------------              Estimated
                                                        2000              1999               Useful Lives
                                                   ---------         ------------            -------------
   Land                                             $1,073,779        $1,046,057                    -
   Building and improvements                         4,196,536         4,078,547             5 to 40 years
   Furniture, fixtures and equipment                 2,739,980         2,298,227             3 to 15 years
                                                   -----------       -----------
                                                     8,010,295         7,422,831
   Less accumulated depreciation                     3,164,620         2,839,933
                                                   -----------       -----------
                                                    $4,845,675        $4,582,898
                                                   ===========       ===========

NOTE 9 - DEPOSITS

   Deposits at September 30, are summarized as follows:

                                                       2000                                1999
                                             ------------------------      ----------------------------------
                                                Amount       Percent            Amount               Percent
                                             -------------  ---------      -------------            ---------
     Transaction accounts:
       Demand and NOW                         $ 32,885,268      14.89      $  27,909,374                12.97
       Money market                             10,487,201       4.76         12,933,426                 6.01
       Passbook savings                         13,315,561       6.03         13,981,896                 6.50
                                             -------------  ---------      -------------            ---------
                                                56,688,030      25.68         54,824,696                25.48
                                             -------------  ---------      -------------            ---------
     Certificates of deposit:
       4% to 5%                                 23,597,831      10.69         70,521,467                32.77
       5% to 6%                                 80,437,436      36.44         72,890,759                33.87
       6% to 7%                                 59,189,331      26.81         16,749,804                 7.78
       7% to 8%                                    715,550        .32             72,420                  .03
       8% to 9%                                    138,066        .06            150,058                  .07
                                             -------------  ---------      -------------            ---------
                                               164,078,214      74.32        160,384,508                74.52
                                             -------------  ---------      -------------            ---------
                                              $220,766,244     100.00       $215,209,204               100.00
                                              ============   ========       ============             ========

   The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $32,312,000 and $27,895,000, at September 30, 2000 and 1999, respectively.

   Scheduled maturities of certificates of deposit were as follows as of September 30, 2000:


      Term to maturity                                        Amount           Percent
     ------------------                                    ------------      -----------
     Within 12 months                                      $149,778,865            91.29
     12 to 24 months                                         12,311,903             7.50
     24 to 36 months                                          1,518,940              .93
     Greater than 36 months                                     468,506              .28
                                                           ------------      -----------
                                                           $164,078,214           100.00
                                                           ============         ========

                             JACKSONVILLE BANCORP, INC.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             SEPTEMBER 30, 2000 AND 1999

                                      CONTINUED

NOTE 9 - DEPOSITS - CONTINUED

   Interest expense on deposits at September 30 is summarized as follows:

                                                                 2000            1999              1998
                                                           ---------------   -------------     -------------
     Money Market                                         $     747,523      $   703,551       $   648,031
     Passbook savings                                           400,232          395,352           370,980
     NOW                                                        177,534          189,723           198,448
     Certificates of deposit                                  8,733,219        8,199,422         8,130,974
                                                           ------------      -----------       -----------
                                                            $10,058,508       $9,488,048        $9,348,433
                                                            ===========       ==========        ==========

   The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts
   (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank.

NOTE 10 - BORROWINGS

   Information related to Federal Home Loan Bank borrowings as of September 30, is provided in the table below:

                                                                           2000             1999
                                                                   -------------   --------------
       Balance at end of period                                      $41,000,000      $35,000,000
       Average amount outstanding during the period                   39,416,667       24,541,667
       Maximum amount outstanding during the period                   42,000,000       39,000,000
       Weighted average interest rate during the period                    5.76%            4.98%
       Interest rates at end of period                             5.21% - 6.65%    4.93% - 5.66%

   These borrowings are payable at maturity and may be subject to earlier call by Federal Home Loan Bank.

   Scheduled repayments and potential calls of Federal Home
   Loan Bank borrowings at September 30, 2000 were as follows:

                                            Maturing         Callable
                                            --------         --------
       Under 1 year                       $23,500,000      $  5,000,000
       1 to 5 years                        12,500,000         5,000,000
       6 to 10 years                        5,000,000                 -
       Over 10 years                                -                 -
                                         ------------     -------------
                                          $41,000,000       $10,000,000
                                         ============     =============

   The advances are collateralized by a blanket lien on first mortgage loans.

NOTE 11 - FEDERAL INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return.

   The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                                2000             1999              1998
                                                            -------------    -------------     -------------
     Computed "expected" tax expense                         $1,864,513       $1,871,897        $1,629,742
     Adjustments:
       SFAS No. 122 mortgage servicing rights                   (12,904)         (18,051)          (32,940)
       Bad-debt deduction and real estate losses                (22,377)         (43,316)          (33,299)
       Other                                                    (16,436)          56,817           (95,247)
                                                           ------------    -------------      ------------
                                                             $1,812,796       $1,867,347        $1,468,256
                                                             ==========       ==========        ==========

                        JACKSONVILLE BANCORP, INC.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2000 AND 1999

                                 CONTINUED

NOTE 11 - FEDERAL INCOME TAXES - CONTINUED

   Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                                                    2000              1999             1998
                                                                --------          --------         --------
     Deferred loan fees                                       $  14,144        $  18,668           $20,842
     FHLB stock dividends                                        52,875           32,893                 -
     Deferred compensation and other employee benefits          (75,591)          19,426            14,116
     Deferred loan costs                                            561            2,492              (428)
     Other, net                                                   2,011           34,521             5,170
                                                             ----------       ----------         ---------
                                                              $  (6,000)        $108,000           $40,000
                                                              =========         ========           =======

   The components of the net deferred tax assets (included in other assets) at September 30, were comprised of the following:

                                                                                 2000               1999
                                                                             -------------       ---------
     Deferred income tax assets:
       Net unrealized loss on available-for-sale securities                   $  464,075          $412,740
       Deferred loan fees                                                        171,356           185,501
       Deferred compensation and other employee benefits                         376,223           300,633
       Deferred loan costs                                                        63,831            63,270
                                                                            ------------        ----------
         Total deferred income tax assets                                      1,075,485           962,144

     Deferred income tax liabilities:
       FHLB stock dividends                                                      251,387           198,511
       Book/tax depreciation difference                                          180,023           180,893
                                                                            ------------         ---------
         Total deferred income tax liabilities                                   431,410           379,404
                                                                            ------------         ---------
       Net deferred income tax assets                                        $   644,075          $582,740
                                                                             ===========          ========

   Stockholders' equity at September 30, 2000 and 1999, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only (base year bad debt reserve). Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

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

                         SEPTEMBER 30, 2000 AND 1999

                                  CONTINUED

NOTE 12 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION - CONTINUED

   The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

     Actuarial present value of benefit obligations:

                                                                                2000                1999
                                                                             ---------           ---------
       Accumulated benefit obligation:
         Vested                                                               $1,173,742        $1,421,986
         Nonvested                                                                21,295            21,857
                                                                                             -------------
                                                                               1,195,037         1,443,843
       Effect of projected future compensation                                   458,664           762,416
                                                                             -----------      ------------

     Projected benefit obligation for service rendered to date                 1,653,701         2,206,259
     Plan assets at fair value; primarily cash and short-term investments      2,200,517         2,081,287
                                                                              ----------       -----------
     Plan assets in excess of (less than) projected benefit obligation        $  546,816       $  (124,972)
                                                                              ==========       ===========

     The components of computed net pension expense for the years ended September 30, are as follows:

                                                                    2000             1999               1998
                                                                --------         --------           --------
     Service cost - benefits earned during the year            $110,952         $120,801        $   89,998
     Interest cost on projected benefit obligation               91,601          141,472           116,967
     Actual return on plan assets                              (124,558)        (105,165)         (102,787)
     Net amortization and deferral                                1,884           (3,046)          (11,786)
                                                            -----------       ----------        ----------
           Net pension expense                                $  79,879         $154,062        $   92,392
                                                              =========         ========        ==========

     Assumptions used to develop the net periodic pension cost were:

         Discount rate                                            6.50%            6.50%             6.50%
         Expected long-term rate of return on assets              6.00%            6.00%             6.00%
         Rate on increase in compensation levels                  5.00%            5.00%             5.00%

   The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $50,271 in 2000, $49,679 in 1999, and $43,870 in 1998 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

   In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors.
   The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $112,000 in 2000, $112,000 in 1999, and $112,000 in 1998. At
   September 30, 2000 and 1999, the Bank had recorded a net liability of $300,000, related to such arrangements.

                         JACKSONVILLE BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SEPTEMBER 30, 2000 AND 1999

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

   In prior years the ESOP acquired 202,048 shares of Company stock through borrowings from IHC. The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $27,000, $131,000, and $285,000, for the years ended September 30, 2000,
   1999, and 1998, respectively. At September 30, 2000 and 1999, 111,419 and 102,787 ESOP shares, respectively, have been released for allocation, of which 104,943 and 93,327 were allocated to participants at September 30, 2000 and 1999, respectively. The fair value of the unreleased shares of 97,105 and 99,261 at September 30, 2000 and 1999, was approximately $1,396,000 and $1,514,000, respectively.

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

   Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $167,000, $167,000, and $167,000 for the years ended September 30, 2000, 1999, and 1998, respectively.

NOTE 15 - STOCK OPTION PLANS

   Certain directors and officers have options to purchase shares of the Bank' common stock under its 1994 and 1996 Stock Incentive Plans. The option price is the fair market value at the date of grant and all shares have been granted. The option price ranges from $7.05 to $12.63 per share and expire between March 2004 and October 2007.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2000 AND 1999

                                    CONTINUED

NOTE 15 - STOCK OPTION PLANS - CONTINUED

   A summary of activity in the Company's stock incentive plans follows:

                                                               Number          Aggregate      Weighted Average
                                                                 of              Option             Price
                                                               Shares            Price            Per share
                                                               -------         ---------          --------
     Options outstanding at September 30, 1998                 244,618        $2,627,086           $ 10.74
       Options granted                                               -                 -                 -
       Options exercised                                             -                 -                 -
                                                               -------         ---------          --------
     Options outstanding at September 30, 1999                 244,618         2,627,086             10.74
       Options granted                                               -                 -                 -
       Options exercised                                             -                 -                 -
                                                               -------         ---------          --------
     Options outstanding at September 30, 2000
       (exercise price of $7.05 to $12.63 per share)           244,618        $2,627,086            $10.74
                                                               =======        ==========            ======

     Exercisable at September 30, 2000                         179,874        $1,401,200           $  9.50
                                                               =======        ==========           =======

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

   Stock-based compensation costs would have reduced net income and earnings per share on a proforma basis for 2000 and 1999, by approximately
   $88,000 each year, respectively, had the fair values of options granted in that year been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The proforma effect on net income for 2000 and 1999 is not representative of the proforma effect on net income for future years, because it does not take into effect grants made in prior years.

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

   The Bank is obligated under noncancelable operating leases for certain computer equipment. Leases are generally short-term and the remaining commitment at September 30, 2000, is not significant to the Company's operations or financial condition.

   The Bank leases office space for a branch location under an operating lease expiring August 2002. Rent expense was $30,000 for the years ended September 30, 2000 and 1999. The Bank has the option to extend the term of this lease for up to two consecutive terms of five years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

                         JACKSONVILLE BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SEPTEMBER 30, 2000 AND 1999

                                  CONTINUED

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

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of September 30, 2000 and 1999, the Bank met all capital adequacy requirements to which it is subject.

                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                      For Capital              Prompt Corrective
                                                Actual:           Adequacy Purposes:           Action Provisions:
                                      -----------------------------------------------------------------------------
   AS OF SEPTEMBER 30, 2000:              Amount       Ratio         Amount      Ratio            Amount      Ratio
                                      -----------      ----      ------------    -----         -----------   ------
     Risk-based capital
       (to risk-weighted assets)      $33,680,000      19.2%      $14,015,920     8.0%         $17,519,000    10.0%
     Tier I capital
       (to risk-weighted assets)      $32,453,000      18.5%      $ 7,007,960     4.0%         $10,511,940     6.0%
     Tier I capital
       (to average assets)            $32,453,000      10.8%      $11,982,880     4.0%         $14,978,600     5.0%

   AS OF SEPTEMBER 30, 1999:
     Risk-based capital
       (to risk-weighted assets)      $33,163,000      19.7%      $13,453,290     8.0%         $16,817,400    10.0%
     Tier I capital
       (to risk-weighted assets)      $31,952,000      19.0%       $6,726,960     4.0%         $10,090,440     6.0%
     Tier I capital
       (to average assets)            $31,952,000      11.0%      $11,575,600     4.0%         $14,469,500     5.0%

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

                          JACKSONVILLE BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         SEPTEMBER 30, 2000 AND 1999

                                   CONTINUED

NOTE 18 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK -
   CONTINUED

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

NOTE 19 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

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

   COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT
   At September 30, 2000 and 1999, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $4,240,654 and $3,921,398, at September 30, 2000 and 1999, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years.

                            JACKSONVILLE BANCORP, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            SEPTEMBER 30, 2000 AND 1999

                                     CONTINUED

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

   The estimated fair values of the Company's financial instruments at September 30, are as follows:

                                                           1999                                1998
                                               ------------------------------     ------------------------------

                                                 Carrying            Fair           Carrying            Fair
                                                  Amount            Value            Amount            Value
                                              --------------    -------------     -------------   ---------------
   Financial assets:
     Cash and interest-bearing deposits       $    7,520,698   $    7,520,698    $    6,567,686   $    6,567,686
                                              ==============   ==============    ==============   ==============
     Investment securities                    $   22,017,020   $   21,809,520    $   18,710,934   $   18,604,505
                                               =============    =============     =============    =============
     Accrued interest receivable              $    2,523,749   $    2,523,749    $    2,254,158   $    2,254,158
                                              ==============   ==============    ==============   ==============
     Loans and mortgage-backed securities       $260,808,421                       $255,118,941
     Less:  Allowance for loan losses              1,227,480                          1,211,602
                                                ------------                     -------------
                                                $259,580,941     $259,200,000      $253,907,339     $253,606,198
                                                ============     ============      ============     ============
   Financial liabilities:
     Deposits                                   $220,766,244     $215,265,000      $215,209,204     $208,817,490
                                                ============     ------------      ============     ============
     Borrowings                                $  41,000,000    $  40,675,000     $  35,000,000    $  35,000,000
                                               =============    =============     =============    =============

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)
   Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization.
   The Company's condensed balance sheets as of September 30, and, related condensed statements of earnings for the years ended September 30, are as follows:

                                                                                       2000           1999
                                                                                  -----------    -------------
                                    BALANCE SHEETS
ASSETS
 Cash in Bank                                                                    $    555,926    $  1,162,127
 Investment in subsidiary                                                          33,752,855      33,324,014
 Other assets                                                                          69,412          32,781
                                                                                 ------------    ------------
      Total assets                                                               $ 34,378,193    $ 34,518,922
                                                                                 ============    ============

 LIABILITIES AND STOCKHOLDERS' EQUITY
  Other liabilities                                                              $     10,800    $      7,200
  Dividends payable                                                                   245,977         272,539
  Stockholders' equity                                                             34,121,416      34,239,183
                                                                                 ------------    ------------
    Total liabilities and stockholders' equity                                   $ 34,378,193    $ 34,518,922
                                                                                 ============    ============

                              STATEMENTS OF EARNINGS

  General and administrative expenses                                            $    109,200    $    110,876
                                                                                 ------------    ------------
    Loss before income taxes and equity in undistributed
      earnings of subsidiaries                                                        109,200         110,876
  Income tax (benefit)                                                                (36,630)        (37,537)
                                                                                 ------------    ------------
    Loss before equity in earnings of subsidiaries                                     72,570          73,339
  Dividends from subsidiaries                                                       3,475,438       4,955,746
  Equity in undistributed earnings of subsidiaries                                    280,291      (1,223,920)
                                                                                 ------------    ------------
        Net earnings                                                             $  3,683,159    $  3,658,487
                                                                                 ============    ============

                              STOCK INFORMATION

         Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 8, 2000, the Company had 1,952,712 shares of common stock outstanding and had 1,436 stockholders of record.

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

                                        HIGH        LOW          DIVIDEND
Quarter ended December 31, 1995(1)     $11.90      $10.57         $0.10
Quarter ended March 31, 1996(1)         11.63       10.40          0.10
Quarter ended June 30, 1996             10.88        9.13          0.125
Quarter ended September 30, 1996        13.13       10.00          0.125
Quarter ended December 31, 1996         15.00       12.50          0.125
Quarter ended March 31, 1997            15.75       13.94          0.125
Quarter ended June 30, 1997             15.13       13.25          0.125
Quarter ended September 30, 1997        17.25       14.75          0.125
Quarter ended December 31, 1997         24.75       16.88          0.125
Quarter ended March 31, 1998            23.00       19.13          0.125
Quarter ended June 30, 1998             22.00       18.00          0.125
Quarter ended September 30, 1998        18.50       14.50          0.125
Quarter ended December 31, 1998         17.50       14.13          0.125
Quarter ended March 31, 1999            16.75       14.75          0.125
Quarter ended June 30, 1999             16.13       13.25          0.125
Quarter ended September 30, 1999        16.50       15.00          0.125
Quarter ended December 31, 1999         15.75       13.125         0.125
Quarter ended March 31, 2000            14.00       12.50          0.125
Quarter ended June 30, 2000             13.875      12.313         0.125
Quarter ended September 30, 2000        14.50       12.438         0.125

(1) Amounts previously reported for Jacksonville stock have been restated to reflect the exchange of 1.41785 shares of the Company stock for each share of Jacksonville stock during the second quarter of fiscal 1996.

                       DIRECTORS AND EXECUTIVE OFFICERS


W. G. BROWN                                 JERRY M. CHANCELLOR
Chairman of the Board of the Company;       Director, President and Chief
Retired, Owner of Brown Lumber Industries   Executive Officer of the Company

RAY W. BEALL                                BILL W. TAYLOR
Director of the Company; Retired senior     Director, Executive Vice
executive for Beall's Department Store      President and C.F.O. of the Company

CHARLES BROADWAY                            DR. JOE TOLLETT
Director of the Company, Retired Chief      Director of the Company; Retired
Executive Officer of the Company            Pediatrician

ROBERT BROWN                                JERRY HAMMONS
Vice Chairman of the Company; C.E.O.,       Director and Senior Vice President
Brown Lumber Industries                     of the Company

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

2507 University Boulevard
Tyler, Texas 75707
(903) 566-5575

                            STOCKHOLDER INFORMATION

              Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings Bank, SSB is a Texas-chartered stock savings bank which conducts business from its main office in Jacksonville, Texas and seven branch offices in the neighboring communities.

                          TRANSFER AGENT/REGISTRAR

              Mellon Investor Services
              85 Challenger Road
              Overpeck Centre
              Ridgefield Park, New Jersey 07660
              1-800-635-9270


                          SHAREHOLDER REQUESTS

         Requests for annual reports, quarterly reports and related stockholder literature should be directed to Corporate Secretary, Jacksonville Bancorp, Inc., Commerce and Neches Streets, Jacksonville, Texas 75766.

         Shareholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Mellon Investor Services.