Form 10-K405, Exhibit 13
period 2001-09-30
JACKSONVILLE BANCORP INC
filed 2001-12-21
CIK 1005507

                                                                      EXHIBIT 13
                           [JACKSONVILLE BANCORP LOGO]








                               2001 ANNUAL REPORT

                               TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----


President's Letter to Stockholders................................................................................i

Selected Consolidated Financial Data..............................................................................1

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.......................................................................................3

Independent Auditors' Report....................................................................................F-1

Consolidated Financial Statements:
  Consolidated Statements of Financial Condition................................................................F-2
  Consolidated Statements of Earnings...........................................................................F-3
  Consolidated Statements of Stockholders' Equity...............................................................F-4
  Consolidated Statements of Cash Flows.........................................................................F-6

Notes to Consolidated Financial Statements......................................................................F-7

Stock Information
Stockholder Information
Transfer Agent/Registrar
Shareholder Requests
Directors and Executive Officers
Banking Locations

                           [JACKSONVILLE BANCORP LOGO]









Dear Fellow Shareholders:

Recently our country experienced a great tragedy in our homeland. The tragedy continues today with the threat of further terrorist attacks on American people and American interest both here and abroad. We at Jacksonville Bancorp, Inc. are deeply saddened by the injuries and loss of lives as a result of these evil deeds. Our thoughts and prayers are with the families at this difficult time.

On behalf of our directors, management and staff of our Company, we are pleased to provide you with our 2001 annual report. Fiscal 2001 was another successful year for our Company with assets growing to $351.0 million, a 16.4% increase from fiscal 2000, and an increase in deposits to $260.3 million. We look with pride at the strength of our Company which is reflected in our overall capital position of $36.0 million, well in excess of capital requirements as mandated by regulators.

Net profit for fiscal 2001 reached $3.88 million compared to $3.67 million as reported for the previous year, a 5.6% increase. Diluted earnings per share increased 13.2% from $1.82 in fiscal 2000 to $2.06 for the current year. All this was accomplished even though fiscal 2001 was characterized by volatile interest rate swings, political uncertainties, and a weakening economy.

At September 30, 2001 book value per share amounted to $19.60, compared to $17.32 at the previous year end. Market value of our stock increased from $14.375 at September 30, 2000 to $19.00 at the end of this fiscal year. In addition, the Company continued to pay a quarterly cash dividend of $.125 per share during the year.

We are pleased to report that during this current year our Company successfully repurchased an additional 161,300 shares of Company common stock in an effort to enhance earnings per share and long-term stockholders' value. During the year a total of 29,423 option shares were exercised leaving a balance of 1,835,835 outstanding shares at September 30, 2001.

Loan originations for the year totaled $133.9 million of which the Company sold $11.7 million in loans to Federal Home Loan Mortgage Corporation and retained servicing rights on these loans. Additionally, $9.2 million whole loans were sold to the secondary market, servicing released. The growth in the amount of loans originated continues to be indicative of the strength of our market share in the East Texas area.


On November 9, 2001 Jacksonville Savings Bank, S.S.B. successfully completed the acquisition of the Carthage, Texas branch from Jefferson Heritage Bank. The purchase of this branch fulfills our mission to purchase or develop branches in the East Texas market areas where our management team has strong market knowledge and banking relationship development potential. We look forward to the opportunities the acquisition of this branch affords us.

In 2002 we will strive to gain more market share in East Texas by delivering banking services that exceed customers' expectations, while continuing the profitability of our banking operations. We remain committed to maximizing the value of your investment in Jacksonville Bancorp, Inc.

On behalf of the Board of Directors, management and staff, we thank you for your ongoing interest in the Company and your support in pursuit of our goals.

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


                                                                                September 30
                                                          -------------------------------------------------------------
                                                            2001        2000        1999        1998         1997
                                                          ---------   ---------   ---------   ---------   ---------
SELECTED FINANCIAL CONDITION AND OTHER
DATA:
Total assets ..........................................   $ 350,994   $ 301,467   $ 290,392   $ 263,160   $ 233,944
Cash and cash equivalents .............................      13,639       7,521       6,568      10,868       4,114
Investment securities .................................      18,773      22,017      18,711      20,013      25,931
Mortgage-backed securities ............................      58,858      32,727      37,640      31,866      21,217
Loans receivable, net .................................     246,432     226,854     216,267     191,153     174,044
Foreclosed real estate, net ...........................          63         124         346         531         526
Deposits ..............................................     260,304     220,766     215,209     204,490     190,033
Borrowings ............................................      48,108      41,000      35,000      17,000       2,000
Stockholders' equity ..................................      35,984      34,089      34,219      35,562      33,788
Full-service offices ..................................           8           8           7           7           6


                                                                            Year Ended September 30,
                                                          -------------------------------------------------------------
                                                            2001          2000         1999         1998         1997
                                                          ---------    ---------    ---------    ---------    ---------
SELECTED OPERATING DATA:
Total interest income .................................   $  24,231    $  22,350    $  20,465    $  18,541    $  17,172
Total interest expense ................................      14,041       12,328       10,711        9,628        8,771
                                                          ---------    ---------    ---------    ---------    ---------
         Net interest income ..........................      10,190       10,022        9,754        8,913        8,401
Provision for losses on loans .........................          86           69           60           35          110
                                                          ---------    ---------    ---------    ---------    ---------
         Net interest income after provision for
            losses on loans ...........................      10,104        9,953        9,694        8,878        8,291
Non-interest income ...................................       2,379        1,740        1,687        1,554        1,392
Non-interest expense ..................................       6,616        6,209        5,876        5,639        5,063
                                                          ---------    ---------    ---------    ---------    ---------
Income before income taxes ............................       5,867        5,484        5,505        4,793        4,620
Income taxes ..........................................       1,990        1,813        1,867        1,468        1,380
                                                          ---------    ---------    ---------    ---------    ---------
Net income ............................................   $   3,877    $   3,671    $   3,638    $   3,325    $   3,240
                                                          =========    =========    =========    =========    =========
Earnings per share
         Basic ........................................   $    2.18    $    1.87    $    1.65    $    1.44    $    1.30
         Diluted ......................................        2.06         1.82         1.60         1.38         1.27
                                                          ---------    ---------    ---------    ---------    ---------
Dividends Payout Ratio ................................       23.19%       26.35%       30.07%       34.60%       36.98%
                                                          =========    =========    =========    =========    =========



                                                                      At or For the Year Ended September 30,
                                                          -------------------------------------------------------------
                                                             2001         2000        1999         1998         1997
                                                          ---------    ---------    ---------    ---------    ---------
SELECTED OPERATING RATIOS(1):
Return on average assets ..............................        1.20%        1.25%        1.33%        1.37%        1.45%
Return on average equity ..............................       10.94        10.90        10.82         9.98         9.35
Average equity to average assets ......................       10.98        11.42        12.88        13.74        15.54
Equity to assets at end of period .....................       10.25        11.31        11.78        13.51        14.44
Interest rate spread(2) ...............................        2.85         3.08         3.23         3.21         3.32
Net interest margin(2) ................................        3.31         3.56         3.72         3.84         3.94
Non-performing loans and troubled debt
         restructurings to total loans at end of
         period(3) ....................................         .41          .35          .41          .55          .59
Non-performing assets and troubled debt
         restructurings to total assets at end of
         period(3) ....................................         .29          .31          .42          .60          .66
Average interest-earning assets to average
         interest-bearing liabilities .................      110.00       111.08       111.90       115.38       114.95
Net interest income after provision for loan
         losses to total noninterest expense ..........      152.72       160.30       164.98       157.45       163.78


                                              (See footnotes on following page.)

----------

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Jacksonville Bancorp, Inc. (the "Company"), through its wholly-owned subsidiary, Jacksonville IHC, Inc., ("IHC"), Jacksonville Savings Bank, SSB ("Jacksonville"), wholly owned subsidiary of IHC and JS&L Corporation ("JS&L"), wholly owned subsidiary of Jacksonville, is primarily engaged in attracting deposits from the general public and using those and other available sources of funds to originate loans secured by single-family residences located in Cherokee County and surrounding counties in East Texas. To a lesser extent, Jacksonville also originates construction loans, land loans, consumer loans, and home equity loans. It also has a significant amount of investments in mortgage-backed securities, including collateralized mortgage obligations, and federal agency obligations.

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

         The lending activities of savings associations have historically emphasized long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits and, more recently, Federal Home Loan Bank ("FHLB") advances. The deposit accounts and advances of savings associations generally bear interest rates that reflect market rates and largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term, fixed-rate loans, has historically caused the income earned by savings associations on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds.

         Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Jacksonville's mortgage loan portfolio, as of September 30, 2001 consisted of 22% of adjustable or floating rate loans. In order to meet its customers' demands for fixed-rate loans during periods of lower interest rates, until 1994 Jacksonville followed a policy of selling to third parties a high percentage of the fixed-rate loans it originated while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. As interest rates declined in late 1991,

Jacksonville originated an increasingly higher percentage of fixed-rate residential first mortgage loans and continued to sell approximately 90% of such loans upon origination. Since 1994, it had been Jacksonville's policy to retain a large portion of its fixed-rate residential first mortgage loans with terms of 15 years or less and selling those fixed rate mortgages with terms in excess of 15 years. However , beginning in fiscal 2000, management elected to portfolio a greater percentage of its 30 year fixed rate mortgages due to increased interest rates, but continued to sell some loans in the secondary market. This policy continued during fiscal 2000 even though there were volatile interest rate swings.

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

         The Bank uses simulation analysis to measure the sensitivity of net interest income over a specified time period (generally 1 year) under various interest-rate scenarios using the assumptions discussed above. The Bank's policy on interest rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income should decline by less than 20%. Management estimates, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 2001, would result in a 7.5% decrease in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in a 8.6% decrease in net interest income over the next twelve months. In 2000, management estimated, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 2000, would result in a 11.4% decrease in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in less than a 1.5% increase in net interest income over the next twelve months. It should be emphasized that the results are highly dependent on material assumptions such as those discussed above. It should also be noted that the exposure of the Bank's net interest income to gradual and/or modest changes in interest rates is relatively small. At September 30, 2001 the Bank was at or within the acceptable range set forth in the Bank's Interest Rate Risk policy.

REGULATORY CAPITAL REQUIREMENTS

         The Bank is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2001, Jacksonville Savings Bank had Tier 1 leveraged capital, and Tier 1 risk based capital and total risk based capital levels of 9.77%, 16.97% and 17.61%, respectively, which levels exceed all current regulatory capital by $19.7 million, $25.5 million, and $18.9 million respectively.

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

RECENT ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board (FASB) issued Statement Number 141, "Business Combinations" (SFAS No. 141), and Statement Number 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), in June 2001. The Statements require that all business combinations be accounted for using the purchase method of accounting and prohibit use of the pooling-of-interests method. Intangible assets acquired in a business combination shall be recognized as an asset apart from goodwill (goodwill is measured as the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed) if the assets arise from contractual or other legal rights. If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). Goodwill will not be amortized but must be tested for impairment annually at the reporting unit level. The provision of the Statements applies to all combinations initiated after June 30, 2001. Management is currently evaluating the provision of these Statements which will impact the accounting for any future business combinations including the acquisition of a Carthage, Texas branch from Jefferson Heritage Bank, Denton, Texas. Jacksonville anticipates adopting statement 141 and 142 in the quarter ending December 31, 2001 effective with the completion of this acquisition.


                CHANGES IN FINANCIAL CONDITION FOR 2001 AND 2000

ASSETS

         GENERAL. Total assets of the Company increased $49.5 million to $351.0 million at September 30, 2001 from $301.5 million at September 30, 2000. This increase was primarily due to increases in interest bearing deposits, mortgage-backed securities, and loans receivable, net, offset by decreases in investment securities. The growth in assets was funded by a $7.1 million net increase in advances from the FHLB together with a $39.5 million net increase in deposits. The Company repurchased $2.9 million of its common stock, on the open market, during the year ended September 30, 2001, increasing its common shares held in treasury from 708,260 shares at September 30, 2000 to 869,560 shares at September 30, 2001. Retained earnings increased $3.0 million or 12.3% from $24.2 million at September 30, 2000 to $27.2 million at September 30, 2001. The discussion that follows focuses on major changes in asset mix during the year.

         CASH AND CASH EQUIVALENTS. Cash and cash equivalents, which consist of interest-bearing and noninterest- bearing deposits and cash on hand, increased by $6.1 million to $13.6 million at September 30, 2001 compared to $7.5 million at September 30, 2000. The increase of $6.1 million was primarily due to increases in deposits at the Federal Home Loan Bank and purchases of certificates of deposits in other insured financial institutions. These increased balances are intended to be utilized to fund new loan originations as well as purchases of investment and mortgage-back securities in the future.

         INVESTMENT SECURITIES.

         (1) Held-to-maturity - At September 30, 2001 the Company held investment securities, held-to-maturity of $4.5 million compared to $5.0 million at September 30, 2000.

         (2) Available-for-sale - Investments, available-for-sale, decreased $2.7 million from $17.0 million at September 30, 2000 to $14.3 million at September 30, 2001 due primarily to management's decisions to use most called investment proceeds to purchase mortgage-backed securities.

         MORTGAGE-BACKED SECURITIES (INCLUDES COLLATERALIZED MORTGAGE OBLIGATIONS).

         (1) Held-to-maturity - During the year, held-to-maturity mortgage-backed securities increased from $3.7 million at September 30, 2000 to $14.6 million at September 30, 2001 primarily due to new purchases using FHLB advances in anticipation of paying advances in full from cash proceeds from the Carthage branch acquisition.

         (2) Available-for-sale - Available-for-sale certificates increased from $29.0 million at September 30, 2000 to $44.3 million at September 30, 2001. This increase in mortgage-backed securities available-for-sale was also the result of buying mortgage-back securities product in anticipation of the Carthage branch acquisition.

         LOANS RECEIVABLE, NET. Loans receivable, net, increased $19.6 million or 8.6% to $246.4 million at September 30, 2001 compared to $226.9 million for the comparable period in 2000. The increase was primarily due to an increase in single-family residential loans of $10.5 million or 6.2%; an increase in construction loans, net of $14.8 million or 58.9% and a decrease in consumer loans of $1.2 million or 4.9%. Loans receivable, net, amounted to 70.2% of total assets at September 30, 2001 compared to 75.2% of total assets at September 30, 2000.

         PREMISES AND EQUIPMENT. Premises and equipment decreased $64,000 from $4.85 million at September 30, 2000 to $4.78 million at September 30, 2001 due primarily to depreciation of assets.

         STOCK IN FEDERAL HOME LOAN BANK. Federal Home Loan Bank stock represents an equity interest in the FHLB that does not have a readily determinable fair value (for purposes of Federal Accounting Standards Board Statement No. 115) because its ownership is restricted and it lacks a market. It can be sold only to the FHLB or to another member institution. It is carried at cost. Both cash and stock dividends are received on FHLB stock and are reported as income. The stock dividends are redeemable at par value. At September 30, 2001, Federal Home Loan Bank stock amounted to $2.6 million compared to $2.2 million at September 30, 2002. This increase was primarily a result of the FHLB's requirement for purchase of additional stock upon increased borrowings.

         INVESTMENT IN REAL ESTATE. The Company reported $1.18 million in investment in real estate at September 30, 2001, a decrease of $70,000 from the $1.25 million reported at September 30, 2000. There are currently seven houses completed or under construction in the Hallsville subdivision.

         OTHER ASSETS. Other assets at September 30, 2001 totaled $1.3 million compared to $828,000 for the comparable period in 2000 due primarily to reclassifying, at the request of examiners, the cash value of life insurance policies of $733,000 previously netted against deferred compensation liabilities.

LIABILITIES AND STOCKHOLDERS' EQUITY

         GENERAL. The Company's primary funding sources include deposits, FHLB advances and stockholders' equity. The discussion that follows focuses on the major changes in this mix during fiscal 2001.

         DEPOSITS. Total deposits increased by $39.5 million to $260.3 million at September 30, 2001 compared to $220.8 million at September 30, 2000. During the year ended September 30, 2001 NOW accounts and checking accounts grew by $8.0 million which was an increase of 24.4% from the September 30, 2000 balance of $32.9 million. Certificates of deposit comprise the largest component of the deposit portfolio and these accounts totaled $190.4 million at fiscal year end. Certificates of deposits amounted to 73.1% of the Company's total deposits at September 30, 2001 compared to 74.3% at the comparable period in 2000. Total deposits funded 74.2% of total assets at September 30, 2001 compared to 73.2% at September 30, 2000.

         FEDERAL HOME LOAN BANK ADVANCES. The Company used advances from the FHLB of Dallas as an additional source of funds to meet loan demand. At September 30, 2001 the outstanding amount of these borrowings was $48.1 million, which is a $7.1 million increase from the $41.0 million outstanding at September 30, 2000. The Company has also used FHLB advances to fund investment strategies approved by the Board of Directors in anticipation of retiring certain advances from the proceeds of the branch acquisition in Carthage, Texas closed on November 9, 2001. At September 30, 2001 advances funded 13.7% of total assets compared to 13.6% at September 30, 2000.

         EQUITY. At September 30, 2001, total stockholders' equity amounted to $36.0 million or 10.3% of assets compared to $34.1 million or 11.3% of assets at September 30, 2000. The increase of $1.9 million is primarily due to increases in net income of $3.9 million, employee and management awards of $233,000, partially offset by the repurchase of 161,300 shares of common stock totaling $2.9 million; an increase of $1.3 million in unrealized gain of securities; and the paying of cash dividends of $899,000 during the fiscal year ended September 30, 2001. Stockholders' equity funded 10.3% of assets at September 30, 2001 compared to 11.3% at September 30, 2000.

                CHANGES IN FINANCIAL CONDITION FOR 2000 AND 1999

         At September 30, 2000, Jacksonville's assets totaled $301.5 million, as compared to $233,000 at September 30, 1999. Total assets increased $10.6 million, or 4.9%, from fiscal 1999 to fiscal 2000. The increase in total assets during fiscal 2000 was primarily the result of the following: an increase in cash and interest bearing deposits of $953,000; an increase in loan receivable net of $10.6 million, an increase in premises and equipment of $263,000; an increase in investment in real estate of $533,000; an increase in investment securities of $3.3 million; offset by a decrease in mortgage backed securities of $4.9 million.

         The growth in assets was funded by a $6.0 million net increase in advances from the FHLB, together with a $5.6 million net increase in deposits.

         During the year ended September 30, 2000, total liabilities increased $11.3 million or 4.41% to $256.0 million at September 30, 1999 to $267.3 million for fiscal year ended September 30,2000. This $11.3 million increase was primarily the result of an increase in total deposits of $5.6 million; an increase in advances from FHLB of $6.0 million; offset by a decrease in accrued expenses and other liabilities of $257,000.

         Stockholders' equity decreased from $34.2 million at September 30, 1999 to $34.1 million at September 30, 2000, a decrease of $130,000. The decrease was primarily the results of annual earnings after dividends less the purchase of 212,500 Treasury shares in the amount of $3.0 million.

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


                                       September
                                        30, 2001                2001                                    2000
                                       ----------  -----------------------------------    ----------------------------------------

                                          Yield/     Average                    Yield/       Average                      Yield/
                                           Rate      Balance     Interest        Rate        Balance     Interest          Rate
                                       ----------  ---------   ----------    ---------    -----------   -----------    -----------

INTEREST-EARNING ASSETS:
   Loans receivable(3) ..................   8.26%  $ 234,339   $   19,772         8.44%   $   222,200   $    18,557           8.35%
   Mortgage-backed securities ...........   6.32      42,633        2,735         6.42         35,053         2,447           6.98
   Investment securities ................   6.01      19,758        1,257         6.36         19,278         1,078           5.59
   Other interest-earning assets(1) .....   4.27      11,044          467         4.23          4,605           268           5.82
                                                   ---------   ----------                 -----------   -----------
Total interest-earning assets ...........            307,774   $   24,231         7.87%       281,136   $    22,350           7.95%
                                                   =========   ==========    =========    ===========   ===========    ===========
Non-interest-earning assets .............             14,776                                   13,703
                                                   ---------                              -----------
       Total assets .....................          $ 322,520                              $   294,839
                                                   =========                              ===========

INTEREST-BEARING LIABILITIES:
   Transaction accounts .................   1.75%  $  59,350   $    1,384         2.33%   $    53,999   $     1,326           2.46%
   Time deposits ........................   5.53     176,071       10,151         5.77        160,765         8,733           5.43
                                                   ---------   ----------                 -----------   -----------
       Total deposits ...................            235,421       11,535         4.90        214,764        10,059           4.68
                                                   ---------   ----------                 -----------   -----------
   Borrowings ...........................   4.85      44,480        2,506         5.63         38,328         2,270           5.92
                                                   ---------   ----------                 -----------   -----------
       Total interest-bearing
            liabilities .................            279,901   $   14,041         5.02%       253,092   $    12,329           4.87%
                                                   ---------   ==========    =========    -----------   ===========    ===========
Non-interest-bearing liabilities ........              7,194                                    8,069
                                                   ---------                              -----------
       Total liabilities ................            287,095                                  261,160
                                                   ---------                              -----------

Stockholders' Equity ....................             35,425                                   33,679
                                                   ---------                              -----------
       Total liabilities and
            stockholders' equity ........          $ 322,520                              $   294,839
                                                   =========                              ===========
Net interest income; interest rate
     spread .............................                      $   10,190         2.85%                 $    10,021           3.08%
                                                               ==========    =========                  ===========    ===========
Net interest margin(2) ..................                                         3.31%                                       3.56%
                                                                             =========                                 ===========
Average interest-earning assets to
   average interest bearing
   liabilities ..........................                                       110.00%                                     111.08%
                                                                             =========                                 ===========


                                                                                         1999
                                                                     ----------------------------------------------
                                                                        Average                           Yield/
                                                                        Balance         Interest           Rate
                                                                     ------------     ------------     ------------
INTEREST-EARNING ASSETS:
   Loans receivable(3) .........................................     $    205,057     $     17,092             8.34%
   Mortgage-backed securities ..................................           34,029            2,223             6.53
   Investment securities .......................................           17,684              880             4.98
   Other interest-earning assets(1) ............................            5,380              270             5.02
                                                                     ------------     ------------     ------------
Total interest-earning assets ..................................     $    262,150     $     20,465             7.81%
                                                                     ============     ============     ============
Non-interest-earning assets ....................................           11,529
                                                                     ------------
       Total assets ............................................     $    273,679
                                                                     ============

INTEREST-BEARING LIABILITIES:
   Transaction accounts ........................................     $     54,114     $      1,289             2.38%
   Time deposits ...............................................          155,623            8,199             5.27%
                                                                     ------------     ------------
       Total deposits ..........................................          209,737            9,488             4.52
                                                                     ------------
   Borrowings ..................................................           24,542            1,223             4.98
                                                                     ------------     ------------     ------------
       Total interest-bearing liabilities ......................          234,279     $     10,711             4.57%
                                                                     ------------     ============     ============
Non-interest-bearing liabilities ...............................            5,785
                                                                     ------------
       Total liabilities .......................................          240,064
                                                                     ------------

Stockholders' Equity ...........................................           33,615
                                                                     ------------
       Total liabilities and stockholders' equity ..............     $    273,679
                                                                     ============
Net interest income; interest rate speed .......................                      $      9,754             3.23%
                                                                                      ============     ============
Net interest margin(2) .........................................                                               3.72%
                                                                                                       ============
Average interest-earning assets to average interest bearing
   liabilities .................................................                                             111.90%
                                                                                                       ============

----------
(1)    Consists primarily of interest-bearing deposits.

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



                                                                              Year Ended September 30,
                                                   --------------------------------------------------------------------------------
                                                                 2001 vs. 2000                            2000 vs. 1999
                                                   --------------------------------------     -------------------------------------
                                                           Increase                                  Increase
                                                          (Decrease)             Total              (Decrease)             Total
                                                            Due to              Increase              Due to              Increase
                                                   ------------------------    ----------     ----------------------     ----------
                                                     Rate          Volume      (Decrease)       Rate        Volume       (Decrease)
                                                   ---------      ---------    ----------     ---------    ---------     ----------
                                                                                 (Dollars in Thousands)
INTEREST-EARNING ASSETS:
         Loans ...............................     $     194      $   1,021     $   1,215     $      21    $   1,444      $   1,465
         Mortgage-backed securities ..........          (173)           461           288           156           68            224
         Investment securities ...............           152             27           179           114           84            198
         Other interest-earning assets .......           (48)           247           199            40          (42)            (2)
                                                   ---------      ---------     ---------     ---------    ---------      ---------
           Total interest-earning assets .....     $     125      $   1,756     $   1,881     $     331    $   1,554      $   1,885
                                                   =========      =========     =========     =========    =========      =========

INTEREST-BEARING LIABILITIES:
         Deposits ............................     $     479      $     998     $   1,477     $     341    $     320      $     571
         Other borrowings ....................          (103)           339           236           263          784          1,074
                                                   ---------      ---------     ---------     ---------    ---------      ---------
         Total interest-bearing liabilities ..     $     376      $   1,337     $   1,713     $     604    $   1,014      $   1,618
                                                   =========      =========     =========     =========    =========      =========
         Increase (decrease) in
           net interest income ...............                                  $     168                                 $     267
                                                                                =========                                 =========




                                                                            Year Ended September 30,
                                                                 ------------------------------------------------

                                                                                   1999 vs. 1998
                                                                 ------------------------------------------------
                                                                            Increase
                                                                           (Decrease)                    Total
                                                                             Due to                    Increase
                                                                 ------------------------------      ------------
                                                                    Rate              Volume          (Decrease)
                                                                 ------------      ------------      ------------
                                                                             (Dollars in Thousands)
INTEREST-EARNING ASSETS:
         Loans .............................................     $       (421)     $      2,071      $      1,650
         Mortgage-backed securities ........................              (44)              766               722
         Investment securities .............................              (86)             (295)             (381)
         Other interest-earning assets .....................              (19)              (48)              (67)
                                                                 ------------      ------------      ------------
           Total interest-earning assets ...................     $       (570)     $      2,494      $      1,924
                                                                 ============      ============      ============

INTEREST-BEARING LIABILITIES:
         Deposits ..........................................     $       (382)     $        522      $        140
         Other borrowings ..................................              (30)              973               943
                                                                 ------------      ------------      ------------
         Total interest-bearing liabilities ................     $       (412)     $      1,495      $      1,083
                                                                 ============      ============      ============
         Increase (decrease) in net interest income ........                                         $        841
                                                                                                     ============

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

         GENERAL. Jacksonville's net income of $3.9 million for the year ended September 30, 2001 compared to $3.7 million for the year ended September 30, 2000, a $206,000 or 5.6% increase. While total interest income increased from $22.3 million for the year ended September 30, 2000 to $24.2 million for fiscal 2001, total interest expense also increased from $12.3 million to $14.0 million for the comparable periods resulting in a net interest income increase before provision for losses on loans of $168,000.

         Non-interest income increased to $2.4 million during fiscal 2001 from $1.7 million for the previous year, a $639,000 or 36.7% increase. Non-interest expense increased from $6.2 million for fiscal 2000 to $6.6 million in 2001, a 6.6% increase.

         While interest earning assets average balances increased during the year, the yield on these assets decreased by eight basis points from 7.95% in fiscal 2000 to 7.87% in fiscal 2001. The average paid on interest bearing liabilities increased 15 basis points from 4.87% in fiscal 2000 to 5.02% in fiscal 2001. The interest rate spread decreased from 3.08% in fiscal 2000 to 2.85% in 2001.

         Earnings per share totaled $2.18 (basic) and $2.06 (diluted) for fiscal 2001 as compared to $1.87 (basic) and $1.82 (diluted) in fiscal 2000. The increase in earnings per share was due to an increase in net income and a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2001.

         NET INTEREST INCOME. Net Interest Income is determined by the interest rate spread (i.e., the difference between the yield on interest-earning assets and the rates paid on interest bearing liabilities) and changes in the average amounts of interest-bearing liabilities. Net interest income increased by $168,000, or 1.7%, for the year ended September 30, 2001 compared to the year ended September 30, 2000. This increase was due to a $1.9 million increase in total interest income offset by a $1.7 million increase in total interest expense.

         Interest income on loans receivable increased from $18.6 million in fiscal 2000 to $19.8 million in 2001. For the same periods mortgage backed securities interest increased from $2.4 million to $2.7 million and interest on investment securities also increased from $1.1 million to $1.3 million. Other interest income increased $199,000.

         The increase in total interest income reflects an increase in average balances primarily on mortgage-backed securities and on loan receivable portfolios.

         The increases in the average balances of mortgage-backed securities and loan receivable portfolios reflect some shift in portfolio mix by management of Jacksonville as increased deposits and FHLB advances were used to purchase mortgage-backed securities and to fund new loans. These increases were made in anticipation of the inflow of deposits from the acquisition of the Carthage, Texas branch.

         Total interest expense increased $1.7 million from $12.3 million in fiscal 2000 to $14.0 million for the current fiscal year. This increase was primarily due to an increase of $1.5 million in interest paid on deposit accounts and an increase in interest on borrowings from $2.3 million in fiscal 2000 to $2.5 million in 2001. The average rate paid on deposits increased from 4.68% in fiscal 2000 to 4.90% in fiscal 2001, while the average rate paid on borrowings decreased from 5.92% to 5.63%.

         PROVISION FOR LOSSES ON LOANS. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. Jacksonville's provision for loan losses increased from $69,000 for fiscal 2000 to $85,500 for fiscal 2001.

The Company believes that the additional loan loss reserves are prudent and warranted at this time due to the weakening of the national economy and because of the increase in loan portfolios. Jacksonville's allowance for losses amounted to $1.3 million at September 30, 2001 as compared to $1.2 million at September 30, 2000.

         NON-INTEREST INCOME. The primary components of non-interest income are comprised of service fees and charges, income from real estate operations, net, other non-interest income and gain on sale of securities. Total non- interest income amounted to $2.4 million for the year ended September 30, 2001 compared to $1.7 million for fiscal 2000. Fee and deposit service charge showed an increase of $580,000 for the current year over the amount stated in fiscal 2000 of $1.4 million, a 42.3% increase primarily attributable to Jacksonville's checking account promotion marketing strategies including overdraft privileges. Real estate operations, net income increased from $110,000 in 2000 to $215,000 for fiscal 2001. Jacksonville recognized a gain on sale of securities of $42,000 for the period ended September 30, 2001 while reporting no income in this category for the comparable period in 2000. Other non- interest income fell from $260,000 in 2000 to $171,000 in 2001.

         NON-INTEREST EXPENSE. Non-interest expense includes salaries and employee benefits, occupancy and equipment, deposit insurance premiums and other non-interest expense. For the years ended September 30, 2001 and 2000, non-interest expense totaled $6.6 million and $6.2 million, respectively. The primary reason for the increase in non-interest expenses in fiscal 2001 was due to a $202,000 increase in compensation and employee benefits; a $51,000 increase in occupancy and equipment; an increase in other non-interest expense of $174,000; offset by a decrease in insurance expense of $19,000.

         INCOME TAXES. Income tax expense amounted to $2.0 million during the year ended September 30, 2001, compared to $1.8 million in fiscal 2000. See Note 2 to Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

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

         NON-INTEREST INCOME. Total non-interest income amounted to $1.74 million for the year ended September 30, 2000 compared to $1.69 million in fiscal 1999. The $53,000 increase was due primarily to an increase in fees and deposit service charges of $47,000; an increase of $46,000 in other non-interest income partially offset by a decrease in income from origination of mortgage servicing of $15,000 and a decrease in income from real estate operations, net of $25,000. The increase in income from fees and deposit service charges primarily reflects an increase in service charges on deposits.

         NON-INTEREST EXPENSE. Non-interest expense amounted to $6.2 million for the year ended September 30, 2000 compared to $5.9 million during fiscal 1999. The primary reason for the $333,000, or 5.7% increase in non- interest expense during fiscal 1999 was from increases in compensation and benefits of $231,000; in occupancy and equipment of $101,000, and other non-interest expenses of $51,000, offset by a reduction in insurance expense of $50,000. Some of the increase in non-interest expense is attributed to cost of staffing and other expenses associated with the opening of a second branch in Tyler, Texas. Non-interest expense was reduced by approximately $155,000 due to a refund of previous years' state franchise taxes (1996 through 1999) based on a recent ruling made by the Texas State Controllers Office related to treatment of available-for-sale securities.

         INCOME TAXES. Income tax expense amounted to $1.8 million during the year ended September 30, 2000, compared to $1.9 million in fiscal 1999. The changes in such amounts primarily reflect differences in gross income levels of Jacksonville.

LIQUIDITY AND CAPITAL RESOURCES

         Jacksonville is required under applicable state regulations to maintain specified levels of liquidity in an amount not less than 10% of its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. At September 30, 2001 the Bank's liquidity was $93.8 million with a liquidity ratio of 38.6%.

         Cash was generated by Jacksonville's operating activities of $4.1 million and $3.7 million during the years ended September 30, 2001 and 2000, respectively, primarily as a result of net earnings of $3.9 million and $3.7 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities.

         The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 2001, Jacksonville's investing activities used cash of $41.1 million, principally as a result of net loan originations of $19.4 million, to purchase mortgage backed securities totaling $47.0 million; to purchase investment securities of $15.5 million; capital expenditures of $276,000; to purchase stock in FHLB of $457,000; partially offset by proceeds on maturity and sale of investment securities of $19.4 million; principal paydown on MBS of $22.1 million; proceeds from sale of foreclosed real estate of $68,000; and proceeds from sale of investment in real estate of $70,000.

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

         During the year ended September 30, 2001, Jacksonville's financing activities generated cash of $43.1 million as a result of a net increase in deposits of $39.5 million; net increase of $7.1 million in advances from FHLB; net proceed from exercise of stock options of $261,000; offset by a net decrease of $14,000 in advance payments by borrowers for property taxes and insurances; the purchase of treasury stock in the amount of $2.9 million; and the payment of dividends in the amount of $899,000.

         During the year ended September 30, 2000, Jacksonville's financing activities generated cash of $ 7.6 million as a result of a net increase in deposits of $5.6 million; net increase of $6.0 million in advances from FHLB; offset by the purchase of Treasury Stock in the amount of $3.0 million; the payment of dividends in the amount of $1.0 million; and a net decrease of $22,000 in advance payments by borrowers for property taxes and insurance.

         At September 30, 2001, Jacksonville had $5.4 million of outstanding commitments to originate residential real estate loans, $1.0 million to originate other real estate loans, and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2002 are $125.7 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2001, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $33.4 million or 9.77% of adjusted total assets and 16.97% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $19.7 million and $25.5 million, respectively. Jacksonville's total risk- based capital was $34.6 million at September 30, 2001 or 17.61% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $18.9 million.

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

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2001.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2001 and 2000, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 2001, in conformity with U. S. generally accepted accounting principles.





                                                  /s/ HENRY & PETERS, P.C.

                                                  HENRY & PETERS, P.C.


Tyler, Texas
November 15, 2001

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           SEPTEMBER 30, 2001 AND 2000



                                                                                  2001                2000
                                                                              -------------      -------------
                                                  ASSETS
  Cash on hand and in banks                                                   $   2,803,804      $   2,701,637
  Interest-bearing deposits                                                      10,835,214          4,819,061
  Investment securities:
     Held-to-maturity, approximate fair market value of
          $4,583,475 and $4,792,500, respectively                                 4,500,000          5,000,000
     Available-for-sale, carried at fair value                                   14,272,940         17,017,020
  Mortgage-backed securities:
     Held-to-maturity, approximate fair market value of
         $14,674,721 and $3,668,056, respectively                                14,602,621          3,700,341
     Available-for-sale, carried at fair value                                   44,255,301         29,026,660
  Loans receivable, net                                                         246,431,572        226,853,940
  Accrued interest receivable                                                     2,726,856          2,523,749
  Foreclosed real estate, net                                                        63,107            123,646
  Premises and equipment, net                                                     4,781,968          4,845,675
  Stock in Federal Home Loan Bank of Dallas, at cost                              2,613,200          2,156,500
  Investment in real estate                                                       1,175,974          1,245,970
  Mortgage servicing rights                                                         597,538            625,505
  Other assets                                                                    1,334,257            827,619
                                                                              -------------      -------------
         Total assets                                                         $ 350,994,352      $ 301,467,323
                                                                              =============      =============

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits                                                                    $ 260,303,927      $ 220,766,244
  Advance from Federal Home Loan Bank                                            48,107,774         41,000,000
  Advances from borrowers for taxes and insurance                                 4,059,632          4,073,917
  Accrued expenses and other liabilities                                          2,538,562          1,538,095
                                                                              -------------      -------------
       Total liabilities                                                        315,009,895        267,378,256

STOCKHOLDERS' EQUITY
  Preferred stock, no par value, 5,000,000 shares authorized; none issued                --                 --
  Common stock, $.01 par value, 25,000,000 shares authorized;
  2,705,395 and 2,675,972 shares issued; 1,835,835 and 1,967,712
      shares outstanding in 2001 and 2000, respectively                              27,053             26,760
  Additional paid-in capital                                                     23,045,963         22,742,784
  Retained earnings, substantially restricted                                    27,189,042         24,210,956
  Accumulated other comprehensive income (loss)                                     401,315           (900,852)
  Less:
      Treasury stock, at cost (869,560 and 708,260 shares, respectively)        (13,675,620)       (10,753,968)
       Shares acquired by Employee Stock Ownership Plan                            (989,367)        (1,055,546)
       Shares acquired by Management Recognition Plan                               (13,929)          (181,067)
                                                                              -------------      -------------
            Total stockholders' equity                                           35,984,457         34,089,067
                                                                              -------------      -------------
                 Total liabilities and stockholders' equity                   $ 350,994,352      $ 301,467,323
                                                                              =============      =============


See accompanying notes to consolidated financial statements.

                      JACKSONVILLE BANCORP, INC.
                  CONSOLIDATED STATEMENTS OF EARNINGS
             YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999



                                                     2001            2000              1999
                                                 ------------    ------------      ------------
INTEREST INCOME
     Loans receivable                            $ 19,772,106    $ 18,556,989      $ 17,091,560
     Mortgage-backed securities                     2,734,813       2,446,644         2,223,096
     Investment securities                          1,257,104       1,077,837           880,071
     Other                                            467,352         268,419           270,598
                                                 ------------    ------------      ------------
         Total interest income                     24,231,375      22,349,889        20,465,325

INTEREST EXPENSE
     Deposits                                      11,535,088      10,058,508         9,488,048
     Interest on borrowings                         2,506,155       2,269,766         1,223,328
                                                 ------------    ------------      ------------
         Total interest expense                    14,041,243      12,328,274        10,711,376
                                                 ------------    ------------      ------------
         Net interest income                       10,190,132      10,021,615         9,753,949

PROVISION FOR LOSSES ON LOANS                          85,500          69,000            60,000
                                                 ------------    ------------      ------------
     Net interest income after provision for
          losses on loans                          10,104,632       9,952,615         9,693,949

NONINTEREST INCOME
     Fee and deposit service charges                1,949,946       1,369,985         1,322,649
     Real estate operations, net                      215,182         109,850           135,196
     Other                                            171,377         260,481           229,361
     Gain on sale of securities                        42,411              --                --
                                                 ------------    ------------      ------------
         Total noninterest income                   2,378,916       1,740,316         1,687,206

NONINTEREST EXPENSE
     Compensation and benefits                      4,262,859       4,061,053         3,829,581
     Occupancy and equipment                          802,974         751,964           650,676
     Insurance expense                                 96,532         115,889           165,849
     Other                                          1,454,245       1,280,162         1,229,471
                                                 ------------    ------------      ------------
         Total noninterest expense                  6,616,610       6,209,068         5,875,577
                                                 ------------    ------------      ------------

INCOME BEFORE TAXES ON INCOME                       5,866,938       5,483,863         5,505,578

TAXES ON INCOME
     Current                                        1,544,085       1,818,796         1,759,347
     Deferred                                         446,000          (6,000)          108,000
                                                 ------------    ------------      ------------
          Total income tax expense                  1,990,085       1,812,796         1,867,347
                                                 ------------    ------------      ------------
               Net earnings                         3,876,853       3,671,067         3,638,231
                                                 ============    ============      ============

EARNINGS PER COMMON SHARE
     Basic                                       $       2.18    $       1.87      $       1.65
                                                 ============    ============      ============
     Diluted                                     $       2.06    $       1.82      $       1.60
                                                 ============    ============      ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999



                                                                                                    Accumulated
                                                                   Additional        Compre-           Other
                                                    Common          Paid-in          hensive        Comprehensive        Retained
                                                    Stock           Capital          Income         Income (Loss)        Earnings
                                                 ------------     ------------     ------------     -------------     ------------
BALANCE AT SEPTEMBER 30, 1998                    $     26,760     $ 22,649,848                      $     74,882      $ 18,963,133
    ESOP shares released                                   --           72,864                                --                --
    Accrual of management
        recognition plan awards                            --               --                                --                --
    Comprehensive income:
        Net earnings                                       --               --     $  3,638,231               --         3,638,231
        Other comprehensive income, net
            of tax, unrealized (loss) on
               securities available-for-sale               --               --         (876,083)        (876,083)               --
                                                                                   ------------
                   Comprehensive income                                            $  2,762,148
                                                                                   ============
     Dividends declared                                    --               --                                --        (1,094,080)
     Purchase of 54,825 Treasury shares                    --               --                                --                --
                                                 ------------     ------------                      ------------      ------------

BALANCE AT SEPTEMBER 30, 1999                          26,760       22,722,712                          (801,201)       21,507,284

     ESOP shares released                                  --           20,072                                --                --
     Accrual of management
          recognition plan awards                          --               --                                --                --
     Comprehensive income:
         Net earnings                                      --               --        3,671,067               --         3,671,067
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                 --               --          (99,651)         (99,651)               --
                                                                                   ------------
                 Comprehensive income                                              $  3,571,416
                                                                                   ============
     Dividends declared                                    --               --                                --          (967,395)
     Purchase of 212,500 Treasury shares                   --               --                                --                --
                                                 ------------     ------------                      ------------      ------------

BALANCE AT SEPTEMBER 30, 2000                    $     26,760     $ 22,742,784                      $   (900,852)     $ 24,210,956
                                                 ============     ============                      ============      ============


                                                                      Shares           Shares            Total
                                                   Treasury          Acquired         Acquired        Stockholders'
                                                    Stock            by ESOP           by MRP            Equity
                                                 ------------      ------------      ------------     -------------

BALANCE AT SEPTEMBER 30, 1998                    $ (4,413,266)     $ (1,223,932)     $   (515,344)     $ 35,562,081
    ESOP shares released                                   --           107,395                --           180,259
    Accrual of management
        recognition plan awards                            --                --           167,138           167,138
    Comprehensive income:
        Net earnings                                       --                --                --         3,638,231
        Other comprehensive income, net
            of tax, unrealized (loss) on
               securities available-for-sale               --                --                --          (876,083)

                   Comprehensive income

     Dividends declared                                    --                --                --        (1,094,080)
     Purchase of 54,825 Treasury shares            (3,358,620)               --                --        (3,358,620)
                                                 ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 1999                      (7,771,886)       (1,116,537)         (348,206)       34,218,926

     ESOP shares released                                  --            60,991                --            81,063
     Accrual of management
          recognition plan awards                          --                --           167,139           167,139
     Comprehensive income:
         Net earnings                                      --                --                --         3,671,067
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                 --                --                --           (99,651)

                 Comprehensive income

     Dividends declared                                    --                --                --          (967,395)
     Purchase of 212,500 Treasury shares           (2,982,082)               --                --        (2,982,082)
                                                 ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 2000                    $(10,753,968)     $ (1,055,546)     $   (181,067)     $ 34,089,067
                                                 ============      ============      ============      ============

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                                    CONTINUED


                                                                                                     Accumulated
                                                                    Additional         Compre-           Other
                                                     Common          Paid-in           hensive       Comprehensive
                                                     Stock           Capital           Income        Income (Loss)
                                                  ------------     ------------     ------------     -------------
BALANCE AT SEPTEMBER 30, 2000                     $     26,760     $ 22,742,784                      $   (900,852)

     Exercise of stock options(29,423 shares)              293          261,072                                --
     ESOP shares released                                   --           42,107                                --
     Accrual of management
          recognition plan awards                           --               --                                --
     Comprehensive income:
         Net earnings                                       --               --        3,876,853               --
         Other comprehensive income, net
             of tax, unrealized gain on
             securities available-for-sale                  --               --        1,302,167        1,302,167
                                                                                    ------------
                 Comprehensive income                                               $  5,179,020
                                                                                    ============

     Dividends declared                                     --               --                                --
     Purchase of 161,300 Treasury shares                    --               --                                --
                                                  ------------     ------------                      ------------

BALANCE AT SEPTEMBER 30, 2001                     $     27,053     $ 23,045,963                      $    401,315
                                                  ============     ============                      ============



                                                                                   Shares           Shares            Total
                                                 Retained        Treasury         Acquired         Acquired        Stockholders'
                                                 Earnings         Stock            by ESOP          by MRP           Equity
                                               ------------     ------------     ------------     ------------     -------------

BALANCE AT SEPTEMBER 30, 2000                  $ 24,210,956     $(10,753,968)    $ (1,055,546)    $   (181,067)    $ 34,089,067

     Exercise of stock options(29,423 share              --               --               --               --          261,365
     ESOP shares released                                --               --           66,179               --          108,286
     Accrual of management
          recognition plan awards                        --               --               --          167,138          167,138
     Comprehensive income:
         Net earnings                             3,876,853               --               --               --        3,876,853
         Other comprehensive income, net
             of tax, unrealized gain on
             securities available-for-sale               --               --               --               --        1,302,167

                 Comprehensive income

     Dividends declared                            (898,767)              --               --               --         (898,767)
     Purchase of 161,300 Treasury shares                 --       (2,921,652)              --               --       (2,921,652)
                                               ------------     ------------     ------------     ------------     ------------

BALANCE AT SEPTEMBER 30, 2001                  $ 27,189,042     $(13,675,620)    $   (989,367)    $    (13,929)    $ 35,984,457
                                               ============     ============     ============     ============     ============

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999


                                                                                     2001            2000              1999
                                                                                 ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                                 $  3,876,853     $  3,671,067     $  3,638,231
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation                                                               339,770          317,868          259,416
           Amortization/accretion of securities                                       146,516           79,783          175,132
           Provision for losses on loans and on real estate                            85,500           69,000           60,000
           Loans originated for sale                                              (20,932,788)     (20,875,987)     (23,866,321)
           Loans sold                                                              20,932,788       20,875,987       23,866,321
           Net gain on sale of investment securities                                  (42,316)              --               --
           Net gain on sale of other real estate                                     (188,917)         (27,508)        (187,400)
           Net gain on sale of non-foreclosed real estate                             (36,539)              --               --
           Accrual of MRP awards                                                      167,138          167,139          167,138
           Release of ESOP shares                                                     108,286           81,063          180,259
           Change in assets and liabilities:
               (Increase) decrease in other assets                                 (1,177,451)         (28,755)         250,647
               Increase  (decrease) in accrued expenses and other liabilities       1,020,777         (256,844)        (409,027)
               Decrease in deferred income                                            (20,310)         (73,116)         (23,925)
               Decrease (increase) in mortgage servicing rights                        27,967          (37,952)         (53,090)
               Increase in accrued interest receivable                               (203,107)        (269,591)        (163,688)
                                                                                 ------------     ------------     ------------
                   Net cash provided by operating activities                        4,104,167        3,692,154        3,893,693

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds on maturity of investment securities                                18,373,775        3,082,075       13,965,068
      Proceeds from sale of investment securities                                   1,021,668               --               --
      Purchase of investment securities                                           (15,500,000)      (6,388,617)     (12,998,125)
      Net principal payments/originations on loans                                (19,444,687)     (10,598,344)     (24,934,510)
      Proceeds from sale of foreclosed real estate                                     67,550          192,610          132,693
      Proceeds from sale of equipment                                                      --            5,500               --
      Purchase of mortgage-backed securities                                      (46,965,170)        (569,446)     (14,751,466)
      Principal paydowns on mortgage-backed securities                             22,051,666        5,252,444        7,809,676
      Capital expenditures                                                           (276,063)        (586,145)        (906,536)
      Purchase of stock in FHLB Dallas                                               (456,700)        (182,100)        (352,500)
      Investment in real estate                                                        69,996         (533,174)        (712,796)
                                                                                 ------------     ------------     ------------
                    Net cash used in investing activities                         (41,057,965)     (10,325,197)     (32,748,496)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                                     39,537,683        5,557,040       10,719,286
      (Decrease) increase in advance payments by
          borrowers for property taxes and insurance                                  (14,285)         (21,508)         288,257
      Advances from FHLB                                                           43,000,000       15,000,000       49,500,000
      Payment of FHLB advances                                                    (35,892,226)      (9,000,000)     (31,500,000)
      Proceeds from exercise of stock options                                         261,365               --               --
      Purchase of Treasury stock                                                   (2,921,652)      (2,982,082)      (3,358,620)
      Dividends paid                                                                 (898,767)        (967,395)      (1,094,080)
                                                                                 ------------     ------------     ------------
                    Net cash provided by financing activities                      43,072,118        7,586,055       24,554,843
                                                                                 ------------     ------------     ------------
                    Net increase (decrease) in cash and cash equivalents            6,118,320          953,012       (4,299,960)

CASH AND CASH EQUIVALENTS
      Beginning of year                                                             7,520,698        6,567,686       10,867,646
                                                                                 ------------     ------------     ------------
      End of year                                                                $ 13,639,018     $  7,520,698     $  6,567,686
                                                                                 ============     ============     ============

See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000

NOTE 1 - BASIS OF PRESENTATION

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. Currently, the allowance for loan losses is formally reevaluated on a quarterly basis. In management's opinion there are no material loans, either individually or in the aggregate, which are impaired as defined by Statement of Financial Accounting Standards No. 114, as amended by Statement No. 118. While management uses available information to recognize losses on loans, further additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies as an integral part of their examinations, periodically review the allowance for loan losses.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

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

   Earnings per share on a basic and diluted basis is calculated as follows:


                                                     Years Ended September 30,
                                           --------------------------------------------
                                              2001            2000             1999
                                           ------------    ------------    ------------
Basic net earnings per share
  Net income                               $  3,876,853    $  3,671,067    $  3,638,231
  Weighted-average shares outstanding         1,777,226       1,963,050       2,202,425
                                           ------------    ------------    ------------
      Per share                            $       2.18    $       1.87    $       1.65
                                           ============    ============    ============

Diluted net earnings per share
  Net income                               $  3,876,853    $  3,671,067    $  3,638,231
  Weighted-average shares outstanding
    plus assumed conversions                  1,879,008       2,013,660       2,278,965
                                           ------------    ------------    ------------
      Per share                            $       2.06    $       1.82    $       1.60
                                           ============    ============    ============

Calculation of weighted average shares
  outstanding plus assumed conversions
    Weighted-average shares outstanding       1,777,226       1,963,050       2,202,425
    Effect of dilutive stock options            101,782          50,610          76,540
                                           ------------    ------------    ------------
                                              1,879,008       2,013,660       2,278,965
                                           ============    ============    ============

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   COMPREHENSIVE INCOME

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The standard requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

   CASH FLOWS

   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows at September 30:


                                                              2001             2000              1999
                                                           ------------     ------------     ------------
Cash on hand and in banks                                  $  2,803,804     $  2,701,637     $  2,995,572
Interest bearing deposits                                    10,835,214        4,819,061        3,572,114
                                                           ------------     ------------     ------------
    Cash and cash equivalents                              $ 13,639,018     $  7,520,698     $  6,567,686
                                                           ============     ============     ============

Supplemental disclosure:
  Cash paid for:
    Interest                                               $ 14,003,149     $ 12,325,178     $ 10,644,167
                                                           ============     ============     ============
    Income taxes                                           $  2,073,261     $  1,837,052     $  2,090,000
                                                           ============     ============     ============

Non-cash operating activities:
  Change in deferred taxes on net unrealized gains
    and losses on securities available-for-sale            $   (670,813)    $     51,335     $    451,315
                                                           ============     ============     ============

Non-cash investing activities:
  Change in net unrealized gains and losses
    on securities available-for-sale                       $  1,972,980     $   (150,986)    $ (1,327,398)
                                                           ============     ============     ============
  Transfer from loans to real estate acquired
    through foreclosure                                    $    178,000     $    231,000     $    391,000
                                                           ============     ============     ============
  Loans made relating to sale of foreclosed real estate    $    307,000     $    289,000     $    630,000
                                                           ============     ============     ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 3 - INVESTMENT SECURITIES

   The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 2001:


                                                           Available-for-sale
                                   -----------------------------------------------------------------
                                                                                          Estimated
                                    Amortized         Unrealized       Unrealized           Market
                                      Cost              Gains            Losses             Value
                                   -----------       -----------       -----------       -----------
      U.S. Agency securities       $13,978,972       $   293,968       $        --       $14,272,940
                                   ===========       ===========       ===========       ===========





                                                          Held-to-maturity
                                    -----------------------------------------------------------
                                                                                     Estimated
                                    Amortized         Unrealized      Unrealized      Market
                                       Cost              Gains           Losses       Value
                                    ----------        ----------     -----------     ----------
      U. S. Agency securities       $4,500,000        $  83,745      $      --       $4,583,475
                                    ==========        =========      =========       ==========


   The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 2000:


                                                          Available-for-sale
                                   -----------------------------------------------------------------
                                                                                          Estimated
                                    Amortized        Unrealized        Unrealized           Market
                                       Cost             Gains            Losses             Value
                                   -----------       -----------       -----------       -----------
      U.S. Agency securities       $17,332,099       $        --       $   315,079       $17,017,020
                                   ===========       ===========       ===========       ===========



                                                           Held-to-maturity
                                    -------------------------------------------------------------
                                                                                       Estimated
                                    Amortized         Unrealized      Unrealized         Market
                                      Cost              Gains           Losses            Value
                                    ----------        ----------      ----------       ----------
      U. S. Agency securities       $5,000,000        $      --       $  207,500       $4,792,500
                                    ==========        =========       ==========       ==========


   The scheduled maturities of securities at September 30, 2001 were as follows:


                                             Held-to-maturity                  Available-for-sale
                                                securities                         securities
                                       ------------------------------      -----------------------------
                                                          Estimated                          Estimated
                                       Amortized            Market         Amortized           Market
                                          Cost              Value             Cost             Value
                                       -----------       -----------       -----------       -----------
      Due in one year or less          $        --       $        --       $   495,899       $   507,500
      Due from one to five years         2,500,000         2,535,660         9,983,073        10,161,060
      Due from five to ten years         2,000,000         2,047,815         3,500,000         3,604,380
                                       -----------       -----------       -----------       -----------
                                       $ 4,500,000       $ 4,583,475       $13,978,972       $14,272,940
                                       ===========       ===========       ===========       ===========

   The scheduled maturities of securities at September 30, 2000 were as follows:


                                             Held-to-maturity                  Available-for-sale
                                                securities                         securities
                                       ------------------------------      -----------------------------
                                                          Estimated                          Estimated
                                       Amortized            Market         Amortized           Market
                                          Cost              Value             Cost             Value
                                       -----------       -----------       -----------       -----------
      Due in one year or less          $        --       $        --       $   500,000       $   493,750
      Due from one to five years         5,000,000         4,792,500        15,873,745        15,578,270
      Due from five to ten years                --                --           958,354           945,000
                                       -----------       -----------       -----------       -----------
                                       $ 5,000,000       $ 4,792,500       $17,332,099       $17,017,020
                                       ===========       ===========       ===========       ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES

   The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:


                                                      Held-to-maturity
                               -----------------------------------------------------------------
                                                                                     Estimated
        September 30,           Amortized        Unrealized        Unrealized          Market
            2001                  Cost              Gains            Losses            Value
      ------------------       -----------       -----------       -----------       -----------
      GNMA certificates        $   368,792       $    13,710       $        --       $   382,502
      FHLMC certificates           694,572             6,269             5,968           694,873
      FNMA certificates          3,523,276            30,046             3,065         3,550,257
      CMO certificates          10,015,981            31,108                --        10,047,089
                               -----------       -----------       -----------       -----------
                               $14,602,621       $    81,133       $     9,033       $14,674,721
                               ===========       ===========       ===========       ===========



                                                     Available-for-sale
                               -----------------------------------------------------------------
                                                                                     Estimated
        September 30,           Amortized         Unrealized        Unrealized        Market
           2001                    Cost             Gains            Losses            Value
      ------------------       -----------       -----------       -----------       -----------
      GNMA certificates        $ 2,946,501       $    21,802       $        --       $ 2,968,303
      FHLMC certificates         2,681,997            12,356             5,370         2,688,983
      FNMA certificates          9,529,206            96,827            50,585         9,575,448
      CMO certificates          28,783,511           243,441             4,385        29,022,567
                               -----------       -----------       -----------       -----------
                               $43,941,215       $   374,426       $    60,340       $44,255,301
                               ===========       ===========       ===========       ===========


                                                    Held-to-maturity
                               -------------------------------------------------------------
                                                                                  Estimated
        September 30,          Amortized        Unrealized       Unrealized         Market
            2000                 Cost              Gains           Losses            Value
      ------------------       ----------       ----------       ----------       ----------
      GNMA certificates        $  422,663       $   11,594       $    8,484       $  425,773
      FHLMC certificates          866,497            4,353           17,358          853,492
      FNMA certificates         2,411,181               --           22,390        2,388,791
                               ----------       ----------       ----------       ----------
                               $3,700,341       $   15,947       $   48,232       $3,668,056
                               ==========       ==========       ==========       ==========


                                                      Available-for-sale
                               -----------------------------------------------------------------
                                                                                     Estimated
        September 30,           Amortized        Unrealized        Unrealized          Market
            2000                   Cost             Gains            Losses            Value
      ------------------       -----------       -----------       -----------       -----------
      GNMA certificates        $ 3,528,200       $        --       $   115,746       $ 3,412,454
      FHLMC certificates         1,693,415                --            20,821         1,672,594
      FNMA certificates         11,597,655                --           354,143        11,243,512
      CMO certificates          13,257,237                --           559,137        12,698,100
                               -----------       -----------       -----------       -----------
                               $30,076,507       $        --       $ 1,049,847       $29,026,660
                               ===========       ===========       ===========       ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED


NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED

   The scheduled maturities of mortgage-backed securities as of September 30, 2001 were as follows:


                                               Held-to-maturity                   Available-for-sale
                                                  securities                         securities
                                       -----------------------------       -----------------------------
                                                         Estimated                           Estimated
                                        Amortized          Market          Amortized           Market
                                          Cost              Value            Cost              Value
                                       -----------       -----------       -----------       -----------
      Due in one year or less          $ 3,357,292       $ 3,359,370       $ 7,807,107       $ 7,870,552
      Due from one to five years         7,298,226         7,353,583        15,131,432        15,311,832
      Due from five to ten years           193,743           195,825         9,925,715         9,988,550
      Due after ten years                3,753,360         3,765,943        11,076,961        11,084,367
                                       -----------       -----------       -----------       -----------
                                       $14,602,621       $14,674,721       $43,941,215       $44,255,301
                                       ===========       ===========       ===========       ===========


   The scheduled maturities of mortgage-backed securities at September 30, 2000 were as follows:



                                               Held-to-maturity                   Available-for-sale
                                                  securities                         securities
                                       -----------------------------       -----------------------------
                                                         Estimated                           Estimated
                                        Amortized          Market          Amortized           Market
                                          Cost              Value            Cost              Value
                                       -----------       -----------       -----------       -----------
      Due in one year or less          $        --       $        --       $        --       $        --
      Due from one to five years                --                --                --                --
      Due from five to ten years         1,260,203         1,245,330         4,179,743         4,064,322
      Due after ten years                2,440,138         2,422,726        25,896,764        24,962,338
                                       -----------       -----------       -----------       -----------
                                       $ 3,700,341       $ 3,668,056       $30,076,507       $29,026,660
                                       ===========       ===========       ===========       ===========

NOTE 5 - LOANS RECEIVABLE

   Loans receivable are summarized as follows:


                                                                 September 30,
                                                        ----------------------------------
                                                            2001                 2000
                                                        -------------        -------------
      Mortgage loans (principally conventional):
        Single family residential                       $ 181,563,178        $ 171,041,329
        Multi-family residential                              454,145              769,895
        Commercial                                         16,859,579           14,499,004
        Construction                                       39,916,558           25,116,466
        Land                                                3,092,508            2,741,027
                                                        -------------        -------------
                                                          241,885,968          214,167,721
      Business and Consumer loans:
        Commercial business                                   365,485              515,191
        Consumer:
          Secured by deposits                               2,765,460            2,350,074
          Secured by vehicles                              11,474,952           12,462,234
          Personal real estate loans                        4,934,724            5,468,922
          Other                                             3,753,362            3,826,534
                                                        -------------        -------------
                                                           23,293,983           24,622,955
                                                        -------------        -------------
          Total loans                                     265,179,951          238,790,676
        Less:
          Undisbursed portion of loans in process         (17,041,296)         (10,224,002)
          Unearned discounts                                  (21,266)             (29,881)
          Net deferred loan-origination fees                 (428,646)            (455,373)
          Allowance for loan losses                        (1,257,171)          (1,227,480)
                                                        -------------        -------------
            Net loans                                   $ 246,431,572        $ 226,853,940
                                                        =============        =============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 5 - LOANS RECEIVABLE - CONTINUED

   The Bank at September 30, had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 5.75% to 10.00%) as follows:


                                                  2001             2000
                                               ----------       ----------
      Variable-rate                            $  416,601       $  144,870
      Fixed-rate                                6,002,398        4,095,784
                                               ----------       ----------
                                               $6,418,999       $4,240,654
                                               ==========       ==========

   The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

   Activity in the allowance for loan losses is summarized as follows as of September 30:


                                              2001               2000               1999
                                           -----------        -----------        -----------
      Balance at beginning of period       $ 1,227,480        $ 1,211,602        $ 1,170,321
        Provision charged to income             85,500             69,000             60,000
        Charge-offs                            (58,309)           (54,329)           (18,719)
        Recoveries                               2,500              1,207                 --
                                           -----------        -----------        -----------
      Balance at end of period             $ 1,257,171        $ 1,227,480        $ 1,211,602
                                           ===========        ===========        ===========

   At September 30, 2001 and 2000, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $624,000 and $525,000, at September 30, 2001 and 2000, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

   Loans to executive officers and directors totaled $950,000 and $728,000 at September 30, 2001 and 2000, respectively.

   Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows as of September 30:


                                               2001               2000            1999
                                            -----------       -----------       -----------
      Mortgage loans underlying FHLMC
        pass-through securities             $85,822,482       $87,993,036       $82,417,319
                                            ===========       ===========       ===========

   Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,911,000 and $1,920,000, at September 30, 2001 and 2000, respectively.

NOTE 6 - REAL ESTATE

   An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans at September 30 is as follows:


                                                    2001              2000               1999
                                                -----------        -----------        -----------
           Balance at beginning of period       $ 1,210,523        $ 1,304,828        $ 1,304,828
           Provisions for losses                         --                 --                 --
             Charge-offs                         (1,210,523)           (94,305)                --
             Recoveries                                  --                 --                 --
                                                -----------        -----------        -----------
           Balance at end of period             $        --        $ 1,210,523        $ 1,304,828
                                                ===========        ===========        ===========

   For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 7 - ACCRUED INTEREST RECEIVABLE

   Accrued interest receivable is summarized as follows as of September 30:


                                                  2001             2000
                                               ----------       ----------
      Investment securities                    $  294,778       $  383,835
      Mortgage-backed securities                  210,170          204,576
      Loans receivable                          2,221,908        1,935,338
                                               ----------       ----------
                                               $2,726,856       $2,523,749
                                               ==========       ==========


NOTE 8 - PREMISES AND EQUIPMENT

   Premises and equipment consist of the following:


                                                     September 30,
                                              ---------------------------        Estimated
                                                 2001              2000         Useful Lives
                                              ----------       ----------       -------------
      Land                                    $1,073,779       $1,073,779                  --
      Building and improvements                4,292,439        4,196,536       5 to 40 years
      Furniture, fixtures and equipment        2,875,650        2,739,980       3 to 15 years
                                              ----------       ----------
                                               8,241,868        8,010,295
      Less accumulated depreciation            3,459,900        3,164,620
                                              ----------       ----------
                                              $4,781,968       $4,845,675
                                              ==========       ==========


NOTE 9 - DEPOSITS

   Deposits at September 30 are summarized as follows:


                                                  2001                            2000
                                     ----------------------------    -----------------------------
                                        Amount            Percent       Amount            Percent
                                     ------------         -------    ------------         -------
      Transaction accounts:
        Demand and NOW               $ 40,907,420           15.72    $ 32,885,268           14.89
        Money market                   16,067,104            6.17      10,487,201            4.76
        Passbook savings               12,964,632            4.98      13,315,561            6.03
                                     ------------          ------    ------------          ------
                                       69,939,156           26.87      56,688,030           25.68
                                                           ------    ------------          ------
      Certificates of deposit:
        3% to 4%                       12,639,397            4.86              --              --
        4% to 5%                       48,125,165           18.49      23,597,831           10.69
        5% to 6%                       64,356,742           24.72      80,437,436           36.44
        6% to 7%                       64,116,023           24.63      59,189,331           26.81
        7% to 8%                          991,236             .38         715,550             .32
        8% to 9%                          136,208             .05         138,066             .06
                                     ------------          ------    ------------          ------
                                      190,364,771           73.13     164,078,214           74.32
                                     ------------          ------    ------------          ------
                                     $260,303,927          100.00    $220,766,244          100.00
                                     ============          ======    ============          ======


   The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $43,097,000 and $32,312,000 at September 30, 2001 and 2000, respectively.

   Scheduled maturities of certificates of deposit were as follows as of September 30, 2001:


      Term to maturity                              Amount               Percent
      ----------------                           ------------            -------
      Within 12 months                           $125,718,624              66.04
      12 to 24 months                              46,056,362              24.19
      24 to 36 months                              16,933,324               8.90
      Greater than 36 months                        1,656,461                .87
                                                 ------------            -------
                                                 $190,364,771             100.00
                                                 ============            =======

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 9 - DEPOSITS - CONTINUED

   Interest expense on deposits at September 30 is summarized as follows:


                                       2001              2000               1999
                                    -----------       -----------       -----------
      Money Market                  $   837,343       $   747,523       $   703,551
      Passbook savings                  373,322           400,232           395,352
      NOW                               173,798           177,534           189,723
      Certificates of deposit        10,150,625         8,733,219         8,199,422
                                    -----------       -----------       -----------
                                    $11,535,088       $10,058,508       $ 9,488,048
                                    ===========       ===========       ===========

   The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Required reserves must be maintained in the form of vault cash or a non-interest-bearing account at a Federal Reserve Bank.

NOTE 10 - BORROWINGS

   Information related to Federal Home Loan Bank borrowings as of September 30 is provided in the table below:


                                                                 2001              2000
                                                             ------------       ------------
      Balance at end of period                                $48,107,774        $41,000,000
      Average amount outstanding during the period             44,480,000         38,328,000
      Maximum amount outstanding during the period             49,000,000         42,000,000
      Weighted average interest rate during the period               5.63%              5.92%
      Interest rates at end of period                        2.68% - 6.20%      5.21% - 6.65%

   These borrowings are payable at maturity and may be subject to earlier call by Federal Home Loan Bank.

   Scheduled repayments and potential calls of Federal Home Loan Bank borrowings at September 30, 2001 were as follows:


                                               Maturing          Callable
                                             -----------       -----------
      Under 1 year                           $14,000,000       $        --
      1 to 5 years                            20,000,000         5,000,000
      6 to 10 years                           14,107,774         5,000,000
      Over 10 years                                   --                --
                                             -----------       -----------
                                             $48,107,774       $10,000,000
                                             ===========       ===========

   The advances are collateralized by a blanket lien on first mortgage loans.

NOTE 11 - FEDERAL INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return.

   The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:


                                                           2001               2000               1999
                                                        -----------        -----------        -----------
      Computed "expected" tax expense                   $ 1,994,759        $ 1,864,513        $ 1,871,897
      Adjustments:
        SFAS No. 122 mortgage servicing rights                9,509            (12,904)           (18,051)
        Bad-debt deduction and real estate losses                --            (22,377)           (43,316)
        Other                                               (14,183)           (16,436)            56,817
                                                        -----------        -----------        -----------
                                                        $ 1,990,085        $ 1,812,796        $ 1,867,347
                                                        ===========        ===========        ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 11 - FEDERAL INCOME TAXES - CONTINUED

   Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:


                                                                 2001            2000             1999
                                                              ---------        ---------        ---------
      Deferred loan fees                                      $   5,472        $  14,144        $  18,668
      FHLB stock dividends                                       46,751           52,875           32,893
      Deferred compensation and other employee benefits         (30,966)         (75,591)          19,426
      Deferred loan costs                                         7,362              561            2,492
      Allowance for loan losses                                 405,637               --               --
      Other, net                                                 11,744            2,011           34,521
                                                              ---------        ---------        ---------
                                                              $ 446,000        $  (6,000)       $ 108,000
                                                              =========        =========        =========

   The components of the net deferred tax assets/liabilities (included in other assets) at September 30 were comprised of the following:


                                                                      2001              2000
                                                                   -----------        -----------
      Deferred income tax assets:
        Net unrealized loss on available-for-sale securities       $        --        $   464,075
        Deferred loan fees                                             165,884            171,356
        Deferred compensation and other employee benefits              398,846            376,223
        Deferred loan costs                                             56,469             63,831
                                                                   -----------        -----------
          Total deferred income tax assets                             621,199          1,075,485

      Deferred income tax liabilities:
        Net unrealized gain on available-for-sale securities           206,849                 --
        Allowance for loan losses                                      405,637                 --
        FHLB stock dividends                                           298,138            251,387
        Book/tax depreciation difference                               187,000            180,023
                                                                   -----------        -----------
          Total deferred income tax liabilities                      1,097,624            431,410
                                                                   -----------        -----------
        Net deferred income tax assets (liabilities)               $  (476,425)       $   644,075
                                                                   ===========        ===========

   Stockholders' equity at September 30, 2001 and 2000, includes approximately $3,000,000, for which no deferred Federal income tax liability (approximately $1,020,000) has been recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only (base year bad debt reserve). Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 12 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION - CONTINUED

   The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

   Actuarial present value of benefit obligations:


                                                                                    2001             2000
                                                                                 ----------       ----------
            Accumulated benefit obligation:
              Vested                                                             $1,254,074       $1,173,742
              Nonvested                                                              23,913           21,295
                                                                                 ----------       ----------
                                                                                  1,277,987        1,195,037
            Effect of projected future compensation                                 559,249          458,664
                                                                                 ----------       ----------

          Projected benefit obligation for service rendered to date               1,837,236        1,653,701
          Plan assets at fair value; primarily cash and short-term investments    2,183,226        2,200,517
                                                                                 ----------       ----------
          Plan assets in excess of (less than) projected benefit obligation      $  345,990       $  546,816
                                                                                 ==========       ==========

   The components of computed net pension expense for the years ended September 30 are as follows:


                                                              2001             2000            1999
                                                           ---------        ---------        ---------
      Service cost - benefits earned during the year       $ 104,574        $ 110,952        $ 120,801
      Interest cost on projected benefit obligation          101,612           91,601          141,472
      Actual return on plan assets                          (124,893)        (124,558)        (105,165)
      Net amortization and deferral                           (8,443)           1,884           (3,046)
                                                           ---------        ---------        ---------
            Net pension expense                            $  72,850        $  79,879        $ 154,062
                                                           =========        =========        =========

   Assumptions used to develop the net periodic pension cost were:


      Discount rate                                     6.50%       6.50%       6.50%
      Expected long-term rate of return on assets       6.00%       6.00%       6.00%
      Rate on increase in compensation levels           5.00%       5.00%       5.00%

   The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $53,697 in 2001, $50,271 in 2000, and $49,679 in 1999 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

   In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $112,000 in 2001, $112,000 in 2000, and $112,000 in 1999. At
   September 30, 2001 and 2000, the Bank had recorded a net liability of $300,000, related to such arrangements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

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

   In prior years the ESOP acquired 202,048 shares of Company stock through borrowings from IHC. The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $53,878, $27,000, and $131,000, for the years ended September 30, 2001, 2000, and 1999, respectively. At September 30, 2001 and 2000, 120,051 and 111,419 ESOP shares, respectively, have been released for allocation, of which 113,573 and 104,943 were allocated to participants at September 30, 2001 and 2000, respectively. The fair value of the uncollected shares of 88,475 and 97,105 at September 30, 2001 and 2000, was approximately $1,681,000 and $1,396,000, respectively.

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

   Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $167,000, $167,000, and $167,000 for the years ended September 30, 2001, 2000, and 1999, respectively.

NOTE 15 - STOCK OPTION PLANS

   Certain directors and officers have options to purchase shares of the Bank' common stock under its 1994 and 1996 Stock Incentive Plans. The option price is the fair market value at the date of grant and all shares have been granted. The option price ranges from $7.05 to $12.63 per share and expire between March 2004 and October 2007.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 15 - STOCK OPTION PLANS - CONTINUED

   A summary of activity in the Company's stock incentive plans follows:



                                                              Number            Aggregate      Weighted Average
                                                                of               Option             Price
                                                              Shares             Price            Per Share
                                                            -----------        -----------     ----------------
      Options outstanding at September 30, 2000                 244,618        $ 2,627,086              10.74
        Options granted                                              --                 --                 --
        Options exercised                                       (29,423)          (261,365)              8.88
                                                            -----------        -----------        -----------
      Options outstanding at September 30, 2001
        (exercise price of $7.05 to $12.63 per share)           215,195        $ 2,365,721        $     10.94
                                                            ===========        ===========        ===========

      Exercisable at September 30, 2001                         183,954        $ 1,971,682        $     10.72
                                                            ===========        ===========        ===========

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

   Stock-based compensation costs would have reduced net income on a proforma basis for 2001 and 2000, by approximately $83,000 and $88,000, respectively, had the fair values of options granted in that year been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The proforma effect on net income for 2001 and 2000 is not representative of the proforma effect on net income for future years, because it does not take into effect grants made in prior years.

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

   The Bank is obligated under noncancelable operating leases for certain computer equipment. Leases are generally short-term and the remaining commitment at September 30, 2001, is not significant to the Company's operations or financial condition.

   The Bank leases office space for a branch location under an operating lease expiring August 2002. Rent expense was $30,000 for the years ended September 30, 2001 and 2000. The Bank has the option to extend the term of this lease for up to two consecutive terms of five years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

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

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of September 30, 2001 and 2000, the Bank met all capital adequacy requirements to which it is subject.


                                                                                                               To Be Well
                                                                                                           Capitalized Under
                                                                                 For Capital               Prompt Corrective
                                               Actual:                        Adequacy Purposes:           Action Provisions:
                                             ----------------------------------------------------------------------------------
   As of September 30, 2001:                    Amount         Ratio          Amount         Ratio         Amount         Ratio
   -------------------------                 -----------       -----       -----------       -----      -----------       -----
      Risk-based capital
        (to risk-weighted assets)            $34,628,000       17.6%       $15,732,000       8.0%       $19,650,000      10.0%

      Tier I capital
        (to risk-weighted assets)            $33,371,000       17.0%       $ 7,866,000       4.0%       $11,799,000       6.0%

      Tier I capital
        (to average assets)                  $33,371,000        9.8%       $13,659,360       4.0%       $17,074,200       5.0%

  As of September 30, 2000:
      Risk-based capital
        (to risk-weighted assets)            $33,680,000       19.2%       $14,015,920       8.0%       $17,519,000      10.0%

      Tier I capital
        (to risk-weighted assets)            $32,453,000       18.5%       $ 7,007,960       4.0%       $10,511,940       6.0%

      Tier I capital
        (to average assets)                  $32,453,000       10.8%       $11,982,880       4.0%       $14,978,600       5.0%

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

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

   COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT

   At September 30, 2001 and 2000, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $6,418,999 and $4,240,654, at September 30, 2001 and 2000, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

   The estimated fair values of the Company's financial instruments at September 30 are as follows:


                                                                 2001                                 2000
                                                   -------------------------------       -------------------------------
                                                     Carrying            Fair              Carrying             Fair
                                                      Amount             Value              Amount              Value
                                                   ------------       ------------       ------------       ------------
      Financial assets:
        Cash and interest-bearing deposits         $ 13,639,018       $ 13,639,018       $  7,520,698       $  7,520,698
                                                   ============       ============       ============       ============
        Investment securities                      $ 18,772,940       $ 18,856,415       $ 22,017,020       $ 21,809,520
                                                   ============       ============       ============       ============
        Accrued interest receivable                $  2,726,856       $  2,726,856       $  2,523,749       $  2,523,749
                                                   ============       ============       ============       ============
        Loans and mortgage-backed securities       $306,546,665                          $260,808,421
        Less:  Allowance for loan losses              1,257,171                             1,227,480
                                                   ------------                          ------------
                                                   $305,289,494       $313,569,000       $259,580,941       $259,200,000
                                                   ============       ============       ============       ============
      Financial liabilities:
        Deposits                                   $260,303,927       $260,671,000       $220,766,244       $215,265,000
                                                   ============       ============       ============       ------------
        Borrowings                                 $ 48,107,774       $ 49,285,000       $ 41,000,000       $ 40,675,000
                                                   ============       ============       ============       ============


NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)

   Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization. The Company's condensed balance sheets as of September 30 and, related condensed statements of earnings for the years ended September 30 are as follows:


                                                                               2001                2000
                                                                           ------------        ------------
                                               BALANCE SHEETS

            ASSETS
              Cash in Bank                                                 $    289,991        $    555,926
              Investment in subsidiary                                       36,041,442          33,752,855
              Other assets                                                       43,493              69,412
                                                                           ------------        ------------
                  Total assets                                             $ 36,374,926        $ 34,378,193
                                                                           ============        ============

            LIABILITIES AND STOCKHOLDERS' EQUITY
              Other liabilities                                            $     14,400        $     10,800
              Dividends payable                                                 229,492             245,977
              Stockholders' equity                                           36,131,034          34,121,416
                                                                           ------------        ------------
                    Total liabilities and stockholders' equity             $ 36,374,926        $ 34,378,193
                                                                           ============        ============

                                           STATEMENTS OF EARNINGS

              General and administrative expenses                          $    128,032        $    109,200
                                                                           ------------        ------------
                Loss before income taxes and equity in undistributed
                  earnings of subsidiaries                                      128,032             109,200
              Income tax (benefit)                                              (43,493)            (36,630)
                                                                           ------------        ------------
                Loss before equity in earnings of subsidiaries                   84,539              72,570
              Dividends from subsidiaries                                     3,364,625           3,475,438
              Equity in undistributed earnings of subsidiaries                  635,992             280,291
                                                                           ------------        ------------
                    Net earnings                                           $  3,916,078        $  3,683,159
                                                                           ============        ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2001 AND 2000
                                    CONTINUED

NOTE 22 - BRANCH ACQUISITION

   Effective November 9, 2001, the Bank purchased a branch location in Carthage, Texas, for a premium of $3,593,000. In connection with the acquisition, the Bank assumed deposit liabilities of approximately $44,900,000 and recorded loans of approximately $636,000.

                                STOCK INFORMATION

         Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 7, 2001, the Company had 1,816,924 shares of common stock outstanding and had 1,436 registered holders of common stock, including persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks.

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


                                              HIGH         LOW         DIVIDEND
                                             ------       ------       --------
      Quarter ended December 31, 1999         15.75       13.125        0.125
      Quarter ended March 31, 2000            14.00       12.50         0.125
      Quarter ended June 30, 2000             13.875      12.313        0.125
      Quarter ended September 30, 2000        14.50       12.438        0.125

      Quarter ended December 31, 2000         16.375      13.813        0.125
      Quarter ended March 31, 2001            18.25       16.125        0.125
      Quarter ended June 30, 2001             19.64       16.50         0.125
      Quarter ended September 30, 2001        21.65       17.25         0.125


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

                        DIRECTORS AND EXECUTIVE OFFICERS



W. G. BROWN                                                    JERRY M. CHANCELLOR
Chairman of the Board of the Company; Retired, Owner of        Director, President and Chief Executive Officer of the
Brown Lumber Industries                                        Company

RAY W. BEALL                                                   BILL W. TAYLOR
Director of the Company; Retired senior executive for          Director, Executive Vice President and C.F.O. of the
Beall's Department Store                                       Company

CHARLES BROADWAY                                               DR. JOE TOLLETT
Director of the Company, Retired Chief Executive Officer of    Director of the Company; Retired Pediatrician
the Company

ROBERT BROWN                                                   JERRY HAMMONS
Vice Chairman of the Company; C.E.O., Brown Lumber             Director and Senior Vice President of the Company
Industries



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