Form 10-K, Exhibit 13
period 2002-09-30
JACKSONVILLE BANCORP INC
filed 2002-12-23
CIK 1005507

                                                                      Exhibit 13







                           [JACKSONVILLE BANCORP LOGO]











                               2002 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                                         Page
                                                                                         ----

President's Letter to Stockholders..........................................................i

Selected Consolidated Financial Data........................................................1

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................................3

Independent Auditors' Report..............................................................F-1
Consolidated Financial Statements:
  Consolidated Statements of Financial Condition..........................................F-2
  Consolidated Statements of Earnings.....................................................F-3
  Consolidated Statements of Stockholders' Equity.........................................F-4
  Consolidated Statements of Cash Flows...................................................F-6

Notes to Consolidated Financial Statements................................................F-7

Stock Information
Stockholder Information
Transfer Agent/Registrar
Shareholder Requests
Directors and Executive Officers
Banking Locations

[JACKSONVILLE BANCORP LOGO]




Dear Fellow Shareholders:

        Jacksonville Bancorp, Inc. completed fiscal 2002 with a record net income of $6.0 million or $3.30 per diluted share. This represents a 54% increase in earnings when compared to net earnings for the previous year of $3.9 million or $2.06 per diluted share. We were able to accomplish this increase in earnings despite several events which created significant uncertainties in the financial world.

        These improved financial results were not an accident. Since our initial public offering in fiscal 1996, diluted earnings per share have increased an average of over 34.9% annually. Not surprisingly, our earnings growth has been reflected in the growth of the market price of the Company's stock. Our stock price at September 30, 2002 was $24.81, up 30.6% from $19.00 at September 30, 2001 and up 148.1% from the initial public offering at March 31, 1996. The Company's financial success since 1996 has been built upon the Board's and Management's commitment to growing the Company through selective acquisitions, the introduction of new products and services and the expansion of our market presence by opening new branches.

        During fiscal 2002, we completed the acquisition of the Carthage, Texas branch deposits which proved to be accretive to earnings. After learning the Bank was the successful bidder for Carthage early in 2001, the decision was made to borrow significant advances from the Federal Home Loan Bank to purchase investments and to originate loans in anticipation of the proceeds from the purchase. Upon closing the transaction in November, 2001 the advances were paid from the proceeds of the acquisition. This Carthage deposit acquisition along with our other retail growth resulted in deposit growth of 36% to $353.9 million for the fiscal year. Even though deposits increased $93.6 million during the year, we were actually able to decrease total interest expense as compared to the prior year by $231,000 because of lower interest rates paid on deposits and a reduction in FHLB advances of $23.0 million.

        Our investment securities and mortgage-backed securities portfolio increased by 63.5%, to a total of $126.9 million. Similarly, our loans receivable, net portfolio increased to $265.1 million in 2002 due to our increased market share coupled with a favorable interest rate environment and increased refinance activity. For the year ended September 30, 2002, the total loan net portfolio increased 7.6% after selling $39.2 million of loan originations to the secondary market.

        We continued to view the repurchase of our common stock as a favorable long-term investment and a prudent use of capital. In 2002 we repurchased 107,185 shares at a cost of $2.3 million, or an average cost of $21.83 per share.

        As we move into 2003, we will focus on our core business, mortgage and consumer lending and increasing deposits to fund the lending activity. We will continue a program of expense control and improved efficiency, keeping conscious of our goals to provide high quality customer service. We plan also to focus on expanding non-interest revenue sources.

        On behalf of the Board of Directors, officers and employees who contributed to our strong performance in 2002, I thank you for your ongoing support. We are proud to be entrusted to lead your Company and are excited about the future of Jacksonville Bancorp, Inc.



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

                                                                             September 30
                                                   ----------------------------------------------------------------
                                                     2002          2001          2000          1999          1998
                                                   --------      --------      --------      --------      --------
SELECTED FINANCIAL CONDITION AND  OTHER DATA:
Total assets ................................      $425,250      $350,994      $301,467      $290,392      $263,160
Cash and cash equivalents ...................        15,352        13,639         7,521         6,568        10,868
Investment securities .......................        37,214        18,773        22,017        18,711        20,013
Mortgage-backed securities ..................        89,725        58,858        32,727        37,640        31,866
Loans receivable, net .......................       265,091       246,432       226,854       216,267       191,153
Foreclosed real estate, net .................            87            63           124           346           531
Deposits ....................................       353,896       260,304       220,766       215,209       204,490
Borrowings ..................................        25,129        48,108        41,000        35,000        17,000
Stockholders' equity ........................        39,209        35,984        34,089        34,219        35,562
Full-service offices ........................             9             8             8             7             7

                                                                       Year Ended September 30,
                                                   ---------------------------------------------------------------
                                                     2002          2001          2000          1999          1998
                                                   -------       -------       -------       -------       -------
SELECTED OPERATING DATA:
Total interest income .......................      $28,066       $24,231       $22,350       $20,465       $18,541
Total interest expense ......................       13,811        14,041        12,328        10,711         9,628
                                                   -------       -------       -------       -------       -------
  Net interest income .......................       14,255        10,190        10,022         9,754         8,913
Provision for losses on loans ...............          102            86            69            60            35
                                                   -------       -------       -------       -------       -------
  Net interest income after provision for
     losses on loans ........................       14,153        10,104         9,953         9,694         8,878
Non-interest income .........................        2,567         2,379         1,740         1,687         1,554
Non-interest expense ........................        7,672         6,616         6,209         5,876         5,639
                                                   -------       -------       -------       -------       -------
Income before income taxes ..................        9,049         5,867         5,484         5,505         4,793
Income taxes ................................        3,073         1,990         1,813         1,867         1,468
                                                   -------       -------       -------       -------       -------
Net income ..................................      $ 5,976       $ 3,877       $ 3,671       $ 3,638       $ 3,325
                                                   =======       =======       =======       =======       =======
Earnings per share
  Basic .....................................      $  3.48       $  2.18       $  1.87       $  1.65       $  1.44
  Diluted ...................................         3.30          2.06          1.82          1.60          1.38
Dividends Payout Ratio ......................        14.30%        23.19%        26.35%        30.07%        34.60%


                                                                  At or For the Year Ended September 30,
                                                      ----------------------------------------------------------
                                                       2002         2001         2000         1999         1998
                                                      ------       ------       ------       ------       ------
SELECTED OPERATING RATIOS(1):
Return on average assets .......................        1.50%        1.20%        1.25%        1.33%        1.37%
Return on average equity .......................       16.02        10.94        10.90        10.82         9.98
Average equity to average assets ...............        9.39        10.98        11.42        12.88        13.74
Equity to assets at end of period ..............        9.22        10.25        11.31        11.78        13.51
Interest rate spread(2) ........................        3.41         2.85         3.08         3.23         3.21
Net interest margin(2) .........................        3.72         3.31         3.56         3.72         3.84
Non-performing loans and troubled debt
  restructurings to total loans at end of
  period(3) ....................................         .38          .41          .35          .41          .55
Non-performing assets and troubled debt
  restructurings to total assets at end of
  period(3) ....................................         .26          .29          .31          .42          .60
Average interest-earning assets to average
  interest-bearing liabilities .................      112.66       110.00       111.08       111.90       115.38
Net interest income after provision for loan
  losses to total noninterest expense ..........      184.49       152.72       160.30       164.98       157.45

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

        Jacksonville originates both fixed- and variable-rate residential real estate loans as market conditions dictate. Jacksonville's mortgage loan portfolio, as of September 30, 2002 consisted of 21% of adjustable or floating rate loans. In order to meet its customers' demands for fixed-rate loans during periods of lower interest rates, Jacksonville follows a policy of selling to third parties a high percentage of the fixed-rate loans it originates while retaining its variable-rate loans. The mixture of originations for sale and originations for portfolio varies depending on the general mix of interest-earning assets Jacksonville then currently holds in its portfolio and other factors such as market fees for loan sales and the overall interest-rate environment. Jacksonville has a policy to retain a large portion of its fixed-rate residential first mortgage loans with terms of 15 years or less and to sell a majority of those fixed rate mortgages with terms in excess of 15 years.

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

        The Bank uses simulation analysis to measure the sensitivity of net interest income over a specified time period (generally 1 year) under various interest-rate scenarios using the assumptions discussed above. The Bank's policy on interest rate risk specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income should decline by less than 20%. Management estimates, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 2002, would result in a .39% increase in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in a 8.7% decrease in net interest income over the next twelve months. In 2001, management estimated, based on its simulation model, that an instantaneous 200 basis point increase in interest rates at September 30, 2001, would result in a 7.5% decrease in net interest income over the next twelve months, while a 200 basis point decrease in rates would result in less than a 8.6% increase in net interest income over the next twelve months. It should be emphasized that the results are highly dependent on material assumptions such as those discussed above. It should also be noted that the exposure of the Bank's net interest income to gradual and/or modest changes in interest rates is relatively small. At September 30, 2002 the Bank was within the acceptable ranges set forth in the Bank's Interest Rate Risk policy.

REGULATORY CAPITAL REQUIREMENTS

        The Bank is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2002, Jacksonville Savings Bank had Tier 1 leveraged capital, and Tier 1 risk based capital and total risk based capital levels of 7.61%, 13.23% and 13.77%, respectively, which levels exceed all current regulatory capital by $15.1 million, $22.2 million, and $13.9 million respectively.

"SAFE HARBOR" STATEMENT

        In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which Jacksonville operates), the impact of competition for Jacksonville's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which Jacksonville has no control), and other risks detailed in this Form 10-K and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

RECENT ACCOUNTING PRONOUNCEMENTS

        The Financial Accounting Standards Board (FASB) issued Statement Number 141, "Business Combinations" (SFAS No. 141), and Statement Number 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), in June 2001. The Statements require that all business combinations be accounted for using the purchase method of accounting and prohibit use of the pooling-of-interests method. Intangible assets acquired in a business combination must be recognized as an asset apart from goodwill (goodwill is measured as the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed) if the assets arise from contractual or other legal rights. If an intangible asset does not arise from contractual or other legal rights, it must be recognized as an asset apart from goodwill only if it is separable, that is, capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). Goodwill will not be amortized but must be tested for impairment annually at the reporting unit level. The provisions of the Statements apply to all combinations initiated after June 30, 2001. The Company adopted Statements 141 and 142 in the quarter ending December 31, 2001 effective with the completion of the acquisition of the Carthage, Texas branch.

        SFAS No. 144, (Accounting for the Impairment or Disposal of Long-Lived Assets), was issued in August of 2001. The statement amends SFAS No.121 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The statement retains certain provisions of SFAS No. 121, but removes goodwill from its scope along with other revisions to existing accounting practice. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have any material impact on its financial condition or operations.

        SFAS No. 147, (Acquisitions of Certain Financial Institutions), was issued in October 2002. This statement requires acquisitions of financial institutions (except mutual institutions) to be accounted for in accordance with SFAS No. 141 and SFAS No. 72 and removes them from the scope of SFAS No, 142. Thus the requirement to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this statement. It also amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets (core base intangibles). Consequently, those intangibles assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. The Company adopted this statement retroactive to the date of the Carthage, Texas branch purchase and ceased amortization of the previously recognized unidentifiable intangible asset considered to be goodwill. See notes 2 and 22 to the consolidated financial statements.

                CHANGES IN FINANCIAL CONDITION FOR 2002 AND 2001

ASSETS

        GENERAL. Jacksonville Bancorp, Inc., is the indirect parent holding company of Jacksonville Savings Bank, the Company's principal subsidiary. Jacksonville Bancorp, Inc., became the holding company of Jacksonville Savings Bank as part of a second step conversion to stock form in 1996. At present Jacksonville Savings Bank is directly held by Jacksonville IHC, Inc., (established as the holding company for Jacksonville Savings Bank in 1997) which is in turn wholly owned by Jacksonville Bancorp, Inc. Jacksonville IHC, Inc., was formed in order to minimize Company taxes that must be paid based upon Texas source income. In addition to holding all the issued and outstanding shares of Jacksonville Savings Bank, Jacksonville IHC's only other business activity was to loan funds to Jacksonville's Employee Stock Ownership Plan. Jacksonville Savings Bank currently owns 100% of the capital stock of JS&L Corporation ("JS&L"), established in December 1979. JS&L is used as a diversification vehicle by the Company. Its main activity has been the servicing of purchased residential first and second lien notes and real estate development.

        Total assets of the Company increased $74.3 million to $425.3 million at September 30, 2002 from $351.0 million at September 30, 2001. This increase was primarily due to increases in investments, mortgage-backed securities, loans receivable and intangible assets, net, offset by decreases in assets classified as other assets. The growth in assets was funded by a $93.6 million net increase in deposits offset by a $23.0 million decrease in advances from the FHLB. The Company repurchased $2.3 million of its common stock, on the open market, during the year ended September 30, 2002, increasing its common shares held in treasury from 869,560 shares at September 30, 2001 to 976,745 shares at September 30, 2002. Retained earnings increased $5.1 million or 18.8% from $27.2 million at September 30, 2001 to $32.3 million at September 30, 2002. The discussion that follows focuses on major changes in asset mix during the year.

        CASH AND CASH EQUIVALENTS. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits and cash on hand, increased by $1.7 million to $15.4 million at September 30, 2002 compared to $13.6 million at September 30, 2001. The increase of $1.7 million was primarily due to an increase in cash on hand associated with the Carthage branch acquisition and an increase in deposits at the Federal Home Loan

Bank of Dallas. These increased balances are intended to be utilized to fund new loan originations as well as purchases of investment and mortgage-back securities in the future.

        INVESTMENT SECURITIES.

        (1) Held-to-maturity - At September 30, 2002 the Company had investment securities, classified as held-to-maturity, of $8.0 million compared to $4.5 million at September 30, 2001.

        (2) Available-for-sale - Investments, available-for-sale, increased $14.9 million from $14.3 million at September 30, 2001 to $29.2 million at September 30, 2002.

        The increase in investment securities can be primarily attributed to the investment of funds received from the deposit growth during the year, rather than an increase in estimated market value of investment securities available-for-sale.

        MORTGAGE-BACKED SECURITIES (INCLUDES COLLATERALIZED MORTGAGE
OBLIGATIONS).

        (1) Held-to-maturity - During the year, held-to-maturity mortgage-backed securities increased from $14.6 million at September 30, 2001 to $37.7 million at September 30, 2002.

        (2) Available-for-sale - Available-for-sale certificates increased from $44.3 million at September 30, 2001 to $52.0 million at September 30, 2002.

        This increase in mortgage-backed securities can also be attributed to the investment of funds received from the deposit growth during the year, rather than an increase in estimated market value of mortgage-backed securities availiable-for-sale.

        LOANS RECEIVABLE, NET. Loans receivable, net, increased $18.7 million or 7.6% to $265.1 million at September 30, 2002 compared to $246.4 million for the comparable period in 2001. The increase was primarily due to an increase in single-family residential loans of $7.9 million or 4.3% and an increase in commercial real estate loans of $6.0 million or 35.7%, offset by a decrease in consumer loans of $1.5 million or 6.4%. Loans receivable, net, amounted to 62.3% of total assets at September 30, 2002 compared to 70.2% of total assets at September 30, 2001.

        PREMISES AND EQUIPMENT. Premises and equipment increased $579,000 from $4.8 million at September 30, 2001 to $5.4 million at September 30, 2002 due primarily to the acquisition of the Carthage branch facilities.

        STOCK IN FEDERAL HOME LOAN BANK. Federal Home Loan Bank stock represents an equity interest in the FHLB that does not have a readily determinable fair value (for purposes of Federal Accounting Standards Board Statement No. 115) because its ownership is restricted and it lacks a market. It can be sold only to the FHLB or to another member institution. It is carried at cost. Both cash and stock dividends are received on FHLB stock and are reported as income. The stock dividends are redeemable at par value. At September 30, 2002, Federal Home Loan Bank stock amounted to $3.2 million compared to $2.6 million at September 30, 2001. The increase was primarily a result of the FHLB's requirement to hold stock based on the level of the Bank's outstanding advances. The Bank had purchased additional stock during the year during a period of higher borrowings and chose not to redeem the excess stock upon repayment of the advances.

        INVESTMENT IN REAL ESTATE. The Company reported $1.2 million in investment in real estate at September 30, 2002, an increase of $36,000 from the $1.2 million reported at September 30, 2001. There are currently twelve houses completed or under construction in the Hallsville subdivision. Five lots were sold during fiscal 2002.

        INTANGIBLE ASSETS. Intangible assets totaled $3.5 million at September 30, 2002. Intangible assets consisted primarily of goodwill and core base deposit intangibles associated with the Carthage branch acquisition.

        OTHER ASSETS. Other assets at September 30, 2002 totaled $945,000 compared to $1.3 million for the comparable period in 2001. This decrease is due primarily to a reduction in a receivable related to the proceeds of $500,000 due from a called investment security received shortly after the end of fiscal 2001.

LIABILITIES AND STOCKHOLDERS' EQUITY

        GENERAL. The Company's primary funding sources include deposits, FHLB advances and stockholders' equity. The discussion that follows focuses on the major changes in this mix during fiscal 2002.

        DEPOSITS. Total deposits increased by $93.6 million to $353.9 million at September 30, 2002 compared to $260.3 million at September 30, 2001. During the year ended September 30, 2002 NOW accounts and checking accounts grew by $14.0 million which was an increase of 34.2% from the September 30, 2001 balance of $40.9 million. Certificates of deposit comprise the largest component of the deposit portfolio, and these accounts totaled $244.5 million at fiscal year end. Certificates of deposits amounted to 69.1% of the Company's total deposits at September 30, 2002 compared to 73.1% at the comparable period in 2001. Total deposits funded 83.2% of total assets at September 30, 2002 compared to 74.2% at September 30, 2001.

        FEDERAL HOME LOAN BANK ADVANCES. The Company uses advances from the FHLB of Dallas as an additional source of funds to meet loan demand. At September 30, 2002 the outstanding amount of these borrowings was $25.1 million, which is a $23.0 million decrease from the $48.1 million outstanding at September 30, 2001. At September 30, 2002 advances funded 5.9% of total assets compared to 13.7% at September 30, 2001.

        EQUITY. At September 30, 2002, total stockholders' equity amounted to $39.2 million or 9.2% of assets compared to $36.0 million or 10.3% of assets at September 30, 2001. The increase of $3.2 million is primarily due to increases in net income of $6.0 million, employee and management awards of $86,000, partially offset by the repurchase of 107,185 shares of common stock totaling $2.3 million; a decrease of $25,000 in unrealized gain on securities; and the payment of cash dividends of $855,000 during the fiscal year ended September 30, 2002.


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

        CASH AND CASH EQUIVALENTS. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits and cash on hand, increased by $6.1 million to $13.6 million at September 30, 2001 compared to $7.5 million at September 30, 2000. The increase of $6.1 million was primarily due to increases in deposits at the Federal Home Loan Bank and purchases of certificates of deposits in other insured financial institutions. These increased balances are intended to be utilized to fund new loan originations as well as purchases of investment and mortgage-back securities in the future.

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

        INVESTMENT IN REAL ESTATE. The Company reported $1.18 million in investment in real estate at September 30, 2001, a decrease of $70,000 from the $1.25 million reported at September 30, 2000. There were then seven houses completed or under construction in the Hallsville subdivision.

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

        DEPOSITS. Total deposits increased by $39.5 million to $260.3 million at September 30, 2001 compared to $220.8 million at September 30, 2000. During the year ended September 30, 2001 demand and NOW accounts grew by $8.0 million which was an increase of 24.4% from the September 30, 2000 balance of $32.9 million. Certificates of deposit comprise the largest component of the deposit portfolio and these accounts totaled $190.4 million at fiscal year end. Certificates of deposits amounted to 73.1% of the Company's total deposits at September 30, 2001 compared to 74.3% at the comparable period in 2000. Total deposits funded 74.2% of total assets at September 30, 2001 compared to 73.2% at September 30, 2000.

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

                                               September
                                                30, 2002                   2002                               2001
                                               ---------     ---------------------------------    --------------------------------
                                                 Yield/       Average                   Yield/    Average                   Yield/
                                                  Rate        Balance    Interest        Rate     Balance    Interest        Rate
                                               ---------     --------    --------       ------    --------   --------       ------
INTEREST-EARNING ASSETS:
   Loans receivable(1) ....................       7.83%      $260,454    $ 21,902        8.41%    $234,339   $ 19,772        8.44%
   Mortgage-backed securities .............       4.81         80,031       4,520        5.65       42,633      2,735        6.42
   Investment securities ..................       4.76         29,806       1,354        4.54       19,758      1,257        6.36
   Other interest-earning assets(2) .......       2.18         12,725         290        2.28       11,044        467        4.23
                                                             --------    --------                 --------   --------
Total interest-earning assets .............                   383,016    $ 28,066        7.33%     307,774   $ 24,231        7.87%
                                                             ========    ========    ========     ========   ========    ========
Non-interest-earning assets ...............                    14,402                               14,776
                                                             --------                             --------
       Total assets .......................                  $397,418                             $322,520
                                                             ========                             ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts ...................       1.80%      $ 91,574    $  1,792        1.96%    $ 59,350   $  1,384        2.33%
   Time deposits ..........................       3.96        225,410      10,193        4.52      176,071     10,151        5.77
                                                             --------    --------                 --------   --------
       Total deposits .....................                   316,984      11,985        3.78      235,421     11,535        4.90
                                                             --------    --------                 --------   --------
   Borrowings .............................       4.85         35,772       1,826        5.10       44,480      2,506        5.63
                                                             --------    --------                 --------   --------
       Total interest-bearing
         liabilities ......................                   352,756    $ 13,811        3.92%     279,901   $ 14,041        5.02%
                                                             --------    ========    ========     --------   ========    ========

Non-interest-bearing liabilities ..........                     7,359                                7,194
                                                             --------                             --------
       Total liabilities ..................                   360,115                              287,095
                                                             --------                             --------

Stockholders' Equity ......................                    37,303                               35,425
                                                             --------                             --------
       Total liabilities and
         stockholders' equity .............                  $397,418                             $322,520
                                                             ========                             ========
Net interest income; interest rate
     spread ...............................                              $ 14,255        3.41%               $ 10,190        2.85%
                                                                         ========    ========                ========    ========
Net interest margin(3) ....................                                              3.72%                               3.31%
                                                                                     ========                            ========

Average interest-earning assets to
   average interest bearing liabilities ...                                            108.58%                             110.00%
                                                                                     ========                            ========

                                                                                           2000
                                                                        ------------------------------------------
                                                                        Average                             Yield/
                                                                        Balance          Interest            Rate
                                                                        -------          --------          -------
INTEREST-EARNING ASSETS:
   Loans receivable(1) .........................................        $222,200         $ 18,557             8.35%
   Mortgage-backed securities ..................................          35,053            2,447             6.98
   Investment securities .......................................          19,278            1,078             5.59
   Other interest-earning assets(2) ............................           4,605              268             5.82
                                                                        --------         --------
Total interest-earning assets ..................................        $281,136         $ 22,350             7.95%
                                                                        ========         ========         ========
Non-interest-earning assets ....................................          13,703
                                                                        --------
       Total assets ............................................        $294,839
                                                                        ========

INTEREST-BEARING LIABILITIES:
   Transaction accounts ........................................        $ 53,999         $  1,326             2.46%
   Time deposits ...............................................         160,765            8,733             5.43
                                                                        --------         --------
       Total deposits ..........................................         214,764           10,059             4.68
                                                                        --------         --------
   Borrowings ..................................................          38,328            2,270             5.92
                                                                        --------         --------
       Total interest-bearing liabilities ......................         253,092         $ 12,329             4.87%
                                                                        --------         ========         ========
Non-interest-bearing liabilities ...............................           8,668
                                                                        --------
       Total liabilities .......................................         261,160
                                                                        --------

Stockholders' Equity ...........................................          33,679
                                                                        --------
       Total liabilities and stockholders' equity ..............        $294,839
                                                                        ========
Net interest income; interest rate speed .......................                         $ 10,021             3.08%
                                                                                         ========         ========
Net interest margin(3) .........................................                                              3.56%
                                                                                                          ========
Average interest-earning assets to average interest bearing
   liabilities .................................................                                            111.08%
                                                                                                          ========

-------------------------------
(1) Includes non-accrual loans which do not significantly impact the average.
(2) Consists primarily of interest-bearing deposits.
(3) Net interest margin is net interest income divided by average interest-earning assets.

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

                                                                            Year Ended September 30,
                                                -----------------------------------------------------------------------------
                                                            2002 vs. 2001                             2001 vs. 2000
                                                ------------------------------------      -----------------------------------
                                                       Increase                                 Increase
                                                      (Decrease)             Total             (Decrease)            Total
                                                        Due to             Increase               Due to            Increase
                                                ---------------------     ----------      ---------------------    ----------
                                                 Rate         Volume      (Decrease)       Rate         Volume     (Decrease)
                                                -------       -------     ----------      -------       -------    ----------
                                                                               (Dollars in Thousands)

INTEREST-EARNING ASSETS:
    Loans ................................      $   (66)      $ 2,196       $ 2,130       $   194       $ 1,021      $ 1,215
    Mortgage-backed securities ...........         (185)        1,970         1,785          (173)          461          288
    Investment securities ................         (125)          222            97           152            27          179
    Other interest-earning assets ........         (264)           87          (177)          (48)          247          199
                                                -------       -------       -------       -------       -------      -------
      Total interest-earning assets ......      $  (640)      $ 4,475       $ 3,835       $   125       $ 1,756      $ 1,881
                                                =======       =======       =======       =======       =======      =======

INTEREST-BEARING LIABILITIES:
    Deposits .............................      $  (870)      $ 1,320       $   450       $   479       $   998      $ 1,477
    Other borrowings .....................         (221)         (459)         (680)         (103)          339          236
                                                -------       -------       -------       -------       -------      -------
    Total interest-bearing liabilities ...      $(1,091)      $   861       $  (230)      $   376       $ 1,337      $ 1,713
                                                =======       =======       =======       =======       =======      =======
    Increase (decrease) in
      net interest income ................                                  $ 4,065                                  $   168
                                                                            =======                                  =======


                                                            Year Ended September 30,
                                                    ---------------------------------------
                                                                  2000 vs. 1999
                                                    ---------------------------------------
                                                           Increase
                                                          (Decrease)                Total
                                                            Due to                Increase
                                                    ----------------------       ----------
                                                      Rate         Volume        (Decrease)
                                                    -------        -------       ----------
                                                            (Dollars in Thousands)

INTEREST-EARNING ASSETS:
   Loans ...................................        $    21        $ 1,444         $ 1,465
   Mortgage-backed securities ..............            156             68             224
   Investment securities ...................            114             84             198
   Other interest-earning assets ...........             40            (42)             (2)
                                                    -------        -------         -------
     Total interest-earning assets .........        $   331        $ 1,554         $ 1,885
                                                    =======        =======         =======

INTEREST-BEARING LIABILITIES:
   Deposits ................................        $   341        $   320         $   571
   Other borrowings ........................            263            784           1,074
                                                    -------        -------         -------
   Total interest-bearing liabilities ......        $   604        $ 1,014         $ 1,618
                                                    =======        =======         =======
   Increase (decrease) in
     net interest income ...................                                       $   267
                                                                                   =======

COMPARISON OF RESULTS OF OPERATIONS FOR YEARS ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001

        GENERAL. Jacksonville's net income of $6.0 million for the year ended September 30, 2002 compared to $3.9 million for the year ended September 30, 2001, a $2.1 million or 54.1% increase. While total interest income increased from $24.2 million for the year ended September 30, 2001 to $28.1 million for fiscal 2002, total interest expense decreased from $14.0 million to $13.8 million for the comparable periods resulting in a net interest income before provision for losses on loans of $14.3 million, an increase of $4.1 million.

        Non-interest income increased to $2.6 million during fiscal 2002 from $2.4 million for the previous year, a $188,000 or 7.9% increase. Non-interest expense increased from $6.6 million for fiscal 2001 to $7.7 million in 2002, a 15.9% increase.

        While interest earning assets average balances increased during the year, the yield on these assets decreased by 54 basis points from 7.87% in fiscal 2001 to 7.33% in fiscal 2002. The average paid on interest bearing liabilities decreased 110 basis points from 5.02% in fiscal 2001 to 3.92% in fiscal 2002. The interest rate spread increased from 2.85% in fiscal 2001 to 3.41% in 2002.

        Earnings per share amounted to $3.48 (basic) and $3.30 (diluted) for fiscal 2002 as compared to $2.18 (basic) and $2.06 (diluted) in fiscal 2001. The increase in earnings per share was due to an increase in net income and a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2002.

        NET INTEREST INCOME. Net interest income is determined by the interest rate spread (i.e., the difference between the yield on interest-earning assets and the rates paid on interest bearing liabilities) and changes in the average amounts of interest-bearing assets and liabilities. Net interest income increased by $4.1 million, or 39.9%, for the year ended September 30, 2002 compared to the year ended September 30, 2001. This increase was due to a $3.8 million increase in total interest income and a $231,000 decrease in total interest expense.

        Interest income on loans receivable increased from $19.8 million in fiscal 2001 to $21.9 million in 2002. For the same periods mortgage backed securities interest increased from $2.7 million to $4.5 million and interest on investment securities also increased from $1.3 million to $1.4 million. Other interest income decreased $178,000.

        The increase in total interest income reflects an increase in average balances primarily on mortgage-backed securities and on loan portfolios.

        The increases in the average balances of mortgage-backed securities and loan receivable portfolios reflect some shift in portfolio mix by management of Jacksonville as increased deposits were used to purchase mortgage-backed securities, investment securities and to fund new loans.

        Total interest expense decreased $231,000 from $14.0 million in fiscal 2001 to $13.8 million for the current fiscal year. This decrease was due to an increase of $450,000 in interest paid on deposit accounts and a decrease in interest on borrowings from $2.5 million in fiscal 2001 to $1.8 million in 2002. The average rate paid on deposits decreased from 4.9% in fiscal 2001 to 3.78% in fiscal 2002, while the average rate paid on borrowings decreased from 5.63% to 5.10%.

        PROVISION FOR LOSSES ON LOANS. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. Jacksonville's provision for loan losses increased from $85,500 for fiscal 2001 to $102,000 for fiscal 2002. The Company believes that the additional loan loss reserves are prudent and warranted at this time due to the weakening of the national economy and because of the increase in loan portfolios. Jacksonville's allowance for losses amounted to $1.29 million at September 30, 2002 as compared to $1.26 million at September 30, 2001.

        NON-INTEREST INCOME. The primary components of non-interest income are comprised of service fees and deposit service charges, income from real estate operations, net, other non-interest income and gain on sale of securities. Total non-interest income amounted to $2.6 million for the year ended September 30, 2002 compared to $2.4 million for fiscal 2001. Fee and deposit service charge showed an increase of $379,000 for the current year over the amount stated in fiscal 2001 of $1.9 million, a 19.4% increase primarily attributable to Jacksonville's checking account marketing strategies including overdraft privileges and the increase in the level of demand and NOW accounts. Real estate operations, net income decreased from $215,000 in 2001 to a loss of $31,000 for fiscal 2002. This decrease is primarily contributed to the sale of a large tract of repossessed real estate in fiscal 2001 and the expenses associated with the Hallsville Subdivision during the fiscal year end September 30, 2002. Jacksonville recognized no gain on sale of securities for the period ended September 30, 2002 while reporting $42,000 gain in this category for the comparable period in 2001. Other non-interest income increased from $171,000 in 2001 to $269,000 in 2002.

        NON-INTEREST EXPENSE. Non-interest expense includes salaries and employee benefits, occupancy and equipment, deposit insurance premiums and other non-interest expense. For the years ended September 30, 2002 and 2001, non-interest expense totaled $7.7 million and $6.6 million, respectively. The primary reason for the increase in non-interest expenses in fiscal 2002 was due to a $412,000 increase in compensation and employee benefits; a $138,000 increase in occupancy and equipment; a $158,000 increase in amortization of intangible assets; an increase in other non-interest expense of $332,000; and an increase in insurance expense of $15,000.

        INCOME TAXES. Income tax expense amounted to $3.1 million during the year ended September 30, 2002, compared to $2.0 million in fiscal 2001. The increase was due to an increase in earnings during fiscal 2002. See Note 2 to Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

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

        NON-INTEREST INCOME. The primary components of non-interest income are comprised of service fees and charges, income from real estate operations, net, other non-interest income and gain on sale of securities. Total non-interest income amounted to $2.4 million for the year ended September 30, 2001 compared to $1.7 million for fiscal 2000. Fee and deposit service charge showed an increase of $580,000 for the current year over the amount stated in fiscal 2000 of $1.4 million, a 42.3% increase primarily attributable to Jacksonville's checking account promotion marketing strategies including overdraft privileges. Real estate operations, net income increased from $110,000 in 2000 to $215,000 for fiscal 2001. Jacksonville recognized a gain on sale of securities of $42,000 for the period ended September 30, 2001 while reporting no income in this category for the comparable period in 2000. Other non-interest income fell from $260,000 in 2000 to $171,000 in 2001.

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

        INCOME TAXES. Income tax expense amounted to $2.0 million during the year ended September 30, 2001, compared to $1.8 million in fiscal 2000. The increase was due to an increase in earnings during fiscal 2001. See Note 2 to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

        Jacksonville is required under applicable state regulations to maintain specified levels of liquidity in an amount not less than 10% of its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. At September 30, 2002 the Bank's liquidity was $145.5 million with a liquidity ratio of 43.5%.

        Cash was generated by Jacksonville's operating activities of $7.6 million and $4.1 million during the years ended September 30, 2002 and 2001, respectively, primarily as a result of net earnings of $6.0 million and $3.9 million, respectively. The adjustments to reconcile net earnings to net cash provided by operations during the periods presented consisted primarily of the provision for losses on loans, depreciation and amortization expense, amortization of deferred loan origination fees and increases or decreases in other assets and other liabilities.

        The primary investing activity of Jacksonville is lending and purchases of investment and mortgage-backed securities, which is funded with cash provided from operations and financing activities, as well as proceeds from amortization and prepayments on existing loans and proceeds from maturities of investment securities and mortgage-backed securities. During the year ended September 30, 2002, Jacksonville's investing activities used cash of $73.6 million, principally as a result of net loan originations of $18.8 million; to purchase mortgage backed securities totaling $67.5 million; to purchase investment securities of $52.0 million; capital expenditures of $1.2 million; to purchase stock in FHLB of $555,000; partially offset by proceeds on maturity of investment securities of $33.6 million; principal paydown on MBS of $36.5 million; proceeds from sale of foreclosed real estate of $34,000; and proceeds from sale of property, plant and equipment of $171,000.

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

        During the year ended September 30, 2002, Jacksonville's financing activities generated cash of $67.7 million as a result of a net increase in deposits of $93.6 million; net decrease of $23.0 million in advances from FHLB; net proceed from exercise of stock options of $312,000; offset by a net decrease of $36,000 in advance payments by borrowers for property taxes and insurances; the purchase of treasury stock in the amount of $2.3 million; and the payment of dividends in the amount of $855,000.

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

        At September 30, 2002, Jacksonville had $8.4 million of outstanding commitments to originate residential real estate loans, $81,000 to originate other real estate loans, and no commitments to purchase investment securities. At the same date, the total amount of certificates of deposit which are scheduled to mature by September 30, 2003 are $154.6 million. Jacksonville believes that it has adequate resources to fund commitments as they arise and that it can adjust the rate on savings certificates to retain deposits in changing interest rate environments. If Jacksonville requires funds beyond its internal funding capabilities, it has sufficient mortgages to pledge as collateral for advances from the FHLB of Dallas as an additional source of funds.

        Borrowings from the Federal Home Loan Bank of Dallas are an important source of funding for Jacksonville and are subject to limitations imposed by the FHLB of Dallas. In general, the FHLB of Dallas limits borrowing to 50% of a member's total assets, subject to collateral availability. At September 30, 2002, Jacksonville's borrowing limit was $204.5 million, of which $25.1 million was due to the FHLB of Dallas at that date, leaving a total remaining line of credit with the FHLB of Dallas of $179.3 million at that date. The Company had sufficient mortgage assets to collateralize the remaining line on September 30, 2002.

        Jacksonville is required to maintain specified amounts of capital pursuant to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and regulations promulgated by the FDIC thereunder. The capital standards generally require the maintenance of regulatory capital sufficient to meet a Tier 1 leveraged capital requirement, a Tier 1 risk-based capital requirement and a total risk-based capital requirement. At September 30, 2002, Jacksonville's Tier 1 leveraged capital and Tier 1 risk-based capital totaled $31.9 million or 7.61% of adjusted total assets and 13.23% of risk-weighted assets, respectively. These capital levels exceeded the minimum requirements at that date by approximately $15.1 million and $22.2 million, respectively. Jacksonville's total risk-based capital was $33.2 million at September 30, 2002 or 13.77% of risk-weighted assets which exceeded the current requirement of 8% of risk-weighted assets by approximately $13.9 million.

IMPACT OF INFLATION AND CHANGING PRICES

        The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which generally requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

        Unlike most industrial companies, virtually all of Jacksonville's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Jacksonville Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jacksonville Bancorp, Inc. and subsidiaries, as of September 30, 2002 and 2001, and the results of their operations and cash flows for each of the years in the three year period ended September 30, 2002, in conformity with U. S. generally accepted accounting principles.





                                                  /s/ HENRY & PETERS, P.C.
                                                  HENRY & PETERS, P.C.




Tyler, Texas
November 6, 2002

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           SEPTEMBER 30, 2002 AND 2001


                                                                                     2002                   2001
                                                                                 -------------         -------------
                                              ASSETS
  Cash on hand and in banks                                                      $   3,957,183         $   2,803,804
  Interest-bearing deposits                                                         11,395,212            10,835,214
  Investment securities:
     Held-to-maturity, approximate fair value of
          $8,115,888 and $4,583,475, respectively                                    8,005,603             4,500,000
     Available-for-sale, carried at fair value                                      29,208,330            14,272,940
  Mortgage-backed securities:
     Held-to-maturity, approximate fair value of
         $37,735,916 and $14,674,721, respectively                                  37,687,649            14,602,621
     Available-for-sale, carried at fair value                                      52,037,400            44,255,301
  Loans receivable, net                                                            265,090,618           246,431,572
  Accrued interest receivable                                                        2,928,855             2,726,856
  Foreclosed real estate, net                                                           87,006                63,107
  Premises and equipment, net                                                        5,361,276             4,781,968
  Stock in Federal Home Loan Bank of Dallas, at cost                                 3,168,100             2,613,200
  Investment in real estate                                                          1,211,730             1,175,974
  Mortgage servicing rights                                                            652,331               597,538
  Goodwill and other intangibles, net                                                3,514,562                     -
  Other assets                                                                         944,536             1,334,257
                                                                                 -------------         -------------
         Total assets                                                            $ 425,250,391         $ 350,994,352
                                                                                 =============         =============

                               LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits                                                                       $ 353,896,248         $ 260,303,927
  Advances from Federal Home Loan Bank                                              25,129,010            48,107,774
  Advances from borrowers for taxes and insurance                                    4,023,222             4,059,632
  Accrued expenses and other liabilities                                             2,993,354             2,538,562
                                                                                 -------------         -------------
       Total liabilities                                                           386,041,834           315,009,895

STOCKHOLDERS' EQUITY
  Preferred stock, no par value, 5,000,000 shares authorized; none issued                    -                     -
  Common stock, $.01 par value, 25,000,000 shares authorized;
      2,738,569 and 2,705,395 shares issued;1,761,824 and 1,835,835
      shares outstanding in 2002 and 2001, respectively                                 27,386                27,053
  Additional paid-in capital                                                        23,427,329            23,045,963
  Retained earnings, substantially restricted                                       32,310,194            27,189,042
  Accumulated other comprehensive income, net of tax                                   376,658               401,315
  Less:
      Treasury stock, at cost (976,745 and 869,560 shares, respectively)           (16,015,455)          (13,675,620)
       Shares acquired by Employee Stock Ownership Plan                               (917,555)             (989,367)
       Shares acquired by Management Recognition Plan                                        -               (13,929)
                                                                                 -------------         -------------
            Total stockholders' equity                                              39,208,557            35,984,457
                                                                                 -------------         -------------
                 Total liabilities and stockholders' equity                      $ 425,250,391         $ 350,994,352
                                                                                 =============         =============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

                                                        2002                 2001                2000
                                                    ------------         ------------        ------------

INTEREST INCOME
     Loans receivable                               $ 21,902,448         $ 19,772,106        $ 18,556,989
     Mortgage-backed securities                        4,519,882            2,734,813           2,446,644
     Investment securities                             1,353,829            1,257,104           1,077,837
     Other                                               289,784              467,352             268,419
                                                    ------------         ------------        ------------
         Total interest income                        28,065,943           24,231,375          22,349,889

INTEREST EXPENSE
     Deposits                                         11,984,928           11,535,088          10,058,508
     Interest on borrowings                            1,825,706            2,506,155           2,269,766
                                                    ------------         ------------        ------------
         Total interest expense                       13,810,634           14,041,243          12,328,274
                                                    ------------         ------------        ------------
         Net interest income                          14,255,309           10,190,132          10,021,615

PROVISION FOR LOSSES ON LOANS                            101,688               85,500              69,000
                                                    ------------         ------------        ------------
     Net interest income after provision for
          losses on loans                             14,153,621           10,104,632           9,952,615

NONINTEREST INCOME
     Fee and deposit service charges                   2,329,149            1,949,946           1,369,985
     Real estate operations, net                         (31,333)             215,182             109,850
     Other                                               269,214              171,377             260,481
     Gain on sale of securities                                -               42,411                   -
                                                    ------------         ------------        ------------
         Total noninterest income                      2,567,030            2,378,916           1,740,316

NONINTEREST EXPENSE
     Compensation and benefits                         4,674,496            4,262,859           4,061,053
     Occupancy and equipment                             940,610              802,974             751,964
     Amortization of intangibles                         157,795                    -                   -
     Insurance expense                                   111,680               96,532             115,889
     Other                                             1,787,173            1,454,245           1,280,162
                                                    ------------         ------------        ------------
         Total noninterest expense                     7,671,754            6,616,610           6,209,068
                                                    ------------         ------------        ------------

INCOME BEFORE TAXES ON INCOME                          9,048,897            5,866,938           5,483,863

TAXES ON INCOME
     Current                                           2,955,548            1,544,085           1,818,796
     Deferred                                            117,680              446,000              (6,000)
                                                    ------------         ------------        ------------
          Total income tax expense                     3,073,228            1,990,085           1,812,796
                                                    ------------         ------------        ------------
               Net earnings                            5,975,669            3,876,853           3,671,067
                                                    ============         ============        ============

EARNINGS PER COMMON SHARE
     Basic                                          $       3.48         $       2.18        $       1.87
                                                    ============         ============        ============
     Diluted                                        $       3.30         $       2.06        $       1.82
                                                    ============         ============        ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

                                                                                                      Accumulated
                                                                    Additional       Compre-             Other
                                                     Common           Paid-in        hensive         Comprehensive      Retained
                                                      Stock           Capital         Income         Income (Loss)      Earnings
                                                   ------------    ------------    ------------      ------------     ------------

BALANCE AT SEPTEMBER 30, 1999                      $     26,760    $ 22,722,712                      $   (801,201)    $ 21,507,284

     ESOP shares released                                     -          20,072                                 -                -
     Accrual of management
          recognition plan awards                             -               -                                 -                -
     Comprehensive income:
         Net earnings                                         -               -    $  3,671,067                 -        3,671,067
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                    -               -         (99,651)          (99,651)               -
                                                                                   ------------
                 Comprehensive income                                              $  3,571,416
                                                                                   ============
     Dividends declared                                       -               -                                 -         (967,395)
     Purchase of 212,500 Treasury shares                      -               -                                 -                -
                                                   ------------    ------------                      ------------     ------------

BALANCE AT SEPTEMBER 30, 2000                            26,760      22,742,784                          (900,852)      24,210,956

     Exercise of stock options (29,423 shares)              293         261,072                                 -                -
     ESOP shares released                                     -          42,107                                 -                -
     Accrual of management
          recognition plan awards                             -               -                                 -                -
     Comprehensive income:
         Net earnings                                         -               -    $  3,876,853                 -        3,876,853
         Other comprehensive income, net
             of tax, unrealized gain on
             securities available-for-sale                    -               -       1,302,167         1,302,167                -
                                                                                   ------------
                 Comprehensive income                                              $  5,179,020
                                                                                   ============
     Dividends declared                                       -               -                                 -         (898,767)
     Purchase of 161,300 Treasury shares                      -               -                                 -                -
                                                   ------------    ------------                      ------------     ------------

BALANCE AT SEPTEMBER 30, 2001                      $     27,053    $ 23,045,963                      $    401,315     $ 27,189,042
                                                   ============    ============                      ============     ============



                                                                          Shares             Shares            Total
                                                        Treasury         Acquired           Acquired       Stockholders'
                                                         Stock            by ESOP            by MRP            Equity
                                                      ------------      ------------      ------------     -------------

BALANCE AT SEPTEMBER 30, 1999                         $ (7,771,886)     $ (1,116,537)     $   (348,206)     $ 34,218,926

     ESOP shares released                                        -            60,991                 -            81,063
     Accrual of management
          recognition plan awards                                -                 -           167,139           167,139
     Comprehensive income:
         Net earnings                                            -                 -                 -         3,671,067
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                       -                 -                 -           (99,651)

                 Comprehensive income

     Dividends declared                                          -                 -                 -          (967,395)
     Purchase of 212,500 Treasury shares                (2,982,082)                -                 -        (2,982,082)
                                                      ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 2000                          (10,753,968)       (1,055,546)         (181,067)       34,089,067

     Exercise of stock options (29,423 shares)                   -                 -                 -           261,365
     ESOP shares released                                        -            66,179                 -           108,286
     Accrual of management
          recognition plan awards                                -                 -           167,138           167,138
     Comprehensive income:
         Net earnings                                            -                 -                 -         3,876,853
         Other comprehensive income, net
             of tax, unrealized gain on
             securities available-for-sale                       -                 -                 -         1,302,167

                 Comprehensive income

     Dividends declared                                          -                 -                 -          (898,767)
     Purchase of 161,300 Treasury shares                (2,921,652)                -                 -        (2,921,652)
                                                      ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 2001                         $(13,675,620)     $   (989,367)     $    (13,929)     $ 35,984,457
                                                      ============      ============      ============      ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
                                    CONTINUED

                                                                                                     Accumulated
                                                                     Additional       Compre-            Other
                                                      Common           Paid-in        hensive        Comprehensive      Retained
                                                       Stock           Capital         Income        Income (Loss)      Earnings
                                                   ------------     ------------    ------------     ------------     ------------

BALANCE AT SEPTEMBER 30, 2001                      $     27,053     $ 23,045,963                     $    401,315     $ 27,189,042

     Exercise of stock options (33,174 shares)              333          311,596                                -                -
     ESOP shares released                                                 69,770                                -                -
     Accrual of management
          recognition plan awards                             -                -                                -                -
     Comprehensive income:
         Net earnings                                         -                -    $  5,975,669                -        5,975,669
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                    -                -         (24,657)         (24,657)               -
                                                                                    ------------
                 Comprehensive income                                               $  5,951,012
                                                                                    ============
     Dividends declared                                       -                -                                -         (854,517)
     Purchase of 107,185 Treasury shares                      -                -                                -                -
                                                   ------------     ------------                     ------------     ------------

BALANCE AT SEPTEMBER 30, 2002                      $     27,386     $ 23,427,329                     $    376,658     $ 32,310,194
                                                   ============     ============                     ============     ============



                                                                           Shares             Shares            Total
                                                         Treasury         Acquired           Acquired        Stockholders'
                                                          Stock            by ESOP            by MRP            Equity
                                                       ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 2001                          $(13,675,620)     $   (989,367)     $    (13,929)     $ 35,984,457

     Exercise of stock options (33,174 shares)                    -                 -                 -           311,929
     ESOP shares released                                         -            71,812                 -           141,582
     Accrual of management
          recognition plan awards                                 -                 -            13,929            13,929
     Comprehensive income:
         Net earnings                                             -                 -                 -         5,975,669
         Other comprehensive income, net
             of tax, unrealized (loss) on
             securities available-for-sale                        -                 -                 -           (24,657)

                 Comprehensive income

     Dividends declared                                           -                 -                 -          (854,517)
     Purchase of 107,185 Treasury shares                 (2,339,835)                -                 -        (2,339,835)
                                                       ------------      ------------      ------------      ------------

BALANCE AT SEPTEMBER 30, 2002                          $(16,015,455)     $   (917,555)              $ -      $ 39,208,557
                                                       ============      ============      ============      ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

                                                                                      2002             2001             2000
                                                                                  ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                                                  $  5,975,669     $  3,876,853     $  3,671,067
      Adjustments to reconcile net income to net cash
           provided by operating activities:
            Depreciation                                                               484,585          339,770          317,868
            Amortization/accretion of securities                                       135,524          146,516           79,783
            Amortization of intangibles                                                157,795                -                -
            Provision for losses on loans                                              101,688           85,500           69,000
            Loans originated for sale                                              (39,208,136)     (20,932,788)     (20,875,987)
            Loans sold                                                              39,208,136       20,932,788       20,875,987
            Net gain on sale of investment securities                                        -          (42,316)               -
            Net gain on sale of other real estate                                       (6,467)        (188,917)         (27,508)
            Net gain on sale of non-foreclosed real estate                             (12,955)         (36,539)               -
            Accrual of MRP awards                                                       13,929          167,138          167,139
            Release of ESOP shares                                                     141,582          108,286           81,063
            Change in assets and liabilities:
                Decrease (increase) in other assets                                    389,723       (1,177,451)         (28,755)
                Increase  (decrease) in accrued expenses and other liabilities         483,227        1,020,777         (256,844)
                Decrease in deferred income                                            (15,729)         (20,310)         (73,116)
                Decrease (increase) in mortgage servicing rights                       (54,793)          27,967          (37,952)
                Increase in accrued interest receivable                               (201,999)        (203,107)        (269,591)
                                                                                  ------------     ------------     ------------
                    Net cash provided by operating activities                        7,591,779        4,104,167        3,692,154

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds on maturity of investment securities                                 33,560,977       18,373,775        3,082,075
      Proceeds from sale of investment securities                                            -        1,021,668                -
      Proceeds from sale of property, plant, and equipment                             171,140                -            5,500
      Purchase of investment securities                                            (52,030,000)     (15,500,000)      (6,388,617)
      Net principal payments/originations on loans                                 (18,812,416)     (19,444,687)     (10,598,344)
      Proceeds from sale of foreclosed real estate                                      34,250           67,550          192,610
      Purchase of mortgage-backed securities                                       (67,527,420)     (46,965,170)        (569,446)
      Principal paydowns on mortgage-backed securities                              36,515,434       22,051,666        5,252,444
      Capital expenditures                                                          (1,222,078)        (276,063)        (586,145)
      Purchase of stock in FHLB Dallas                                                (554,900)        (456,700)        (182,100)
      Premium on acquisition of Carthage branch                                     (3,672,357)            -  -                -
      Investment in real estate                                                        (35,756)          69,996         (533,174)
                                                                                  ------------     ------------     ------------
                     Net cash used in investing activities                         (73,573,126)     (41,057,965)     (10,325,197)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                                      93,592,321       39,537,683        5,557,040
      Decrease in advance payments by
          borrowers for property taxes and insurance                                   (36,410)         (14,285)         (21,508)
      Advances from FHLB                                                            31,000,000       43,000,000       15,000,000
      Payment of FHLB advances                                                     (53,978,764)     (35,892,226)      (9,000,000)
      Proceeds from exercise of stock options                                          311,929          261,365                -
      Purchase of Treasury stock                                                    (2,339,835)      (2,921,652)      (2,982,082)
      Dividends paid                                                                  (854,517)        (898,767)        (967,395)
                                                                                  ------------     ------------     ------------
                     Net cash provided by financing activities                      67,694,724       43,072,118        7,586,055
                                                                                  ------------     ------------     ------------
                     Net increase in cash and cash equivalents                       1,713,377        6,118,320          953,012

CASH AND CASH EQUIVALENTS
      Beginning of year                                                             13,639,018        7,520,698        6,567,686
                                                                                  ------------     ------------     ------------
      End of year                                                                 $ 15,352,395     $ 13,639,018     $  7,520,698
                                                                                  ============     ============     ============


See accompanying notes to consolidated financial statements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

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

    Earnings per share on a basic and diluted basis is calculated as follows:


                                                            Years Ended September 30,
                                                ------------------------------------------------
                                                   2002               2001               2000
                                                ----------         ----------         ----------
Basic net earnings per share
  Net income                                    $5,975,669         $3,876,853         $3,671,067
  Weighted-average shares outstanding            1,717,933          1,777,226          1,963,050
                                                ----------         ----------         ----------
      Per share                                 $     3.48         $     2.18         $     1.87
                                                ==========         ==========         ==========

Diluted net earnings per share
  Net income                                    $5,975,669         $3,876,853         $3,671,067
  Weighted-average shares outstanding
    plus assumed conversions                     1,813,391          1,879,008          2,013,660
                                                ----------         ----------         ----------
      Per share                                 $     3.30         $     2.06         $     1.82
                                                ==========         ==========         ==========

Calculation of weighted average shares
  outstanding plus assumed conversions
    Weighted-average shares outstanding          1,717,933          1,777,226          1,963,050
    Effect of dilutive stock options                95,458            101,782             50,610
                                                ----------         ----------         ----------
                                                 1,813,391          1,879,008          2,013,660
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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
    GOODWILL AND OTHER INTANGIBLES
    Other intangible assets (core base deposits) are being amortized on the straight-line method over a period of 8 years. Goodwill is not being amortized. On a periodic basis, management performs an evaluations to determine whether any impairment of the goodwill and intangibles has occurred; if any such impairment is determined, a writedown of the intangibles and goodwill is recorded.

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill relating to past and future acquisitions and subjects goodwill to an impairment assessment that must be performed at least annually. The provisions of both statements were applied to the branch acquisition discussed in Note 22. Additionally, SFAS No. 147, "Acquisitions of Certain Financial Institutions" was issued in October 2002 and the provisions of that statement have been applied at the same date as the adoption of SFAS No. 142. This resulted in $210,397 of amortization previously reported in interim statements being reversed in the fourth quarter of the fiscal year ended September 30, 2002.

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

    CASH FLOWS
    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. A summary of cash and cash equivalents follows at September 30:

                                                                    2002                  2001                  2000
                                                                ------------          ------------          ------------
Cash on hand and in banks                                       $  3,957,183          $  2,803,804          $  2,701,637
Interest bearing deposits                                         11,395,212            10,835,214             4,819,061
                                                                ------------          ------------          ------------
    Cash and cash equivalents                                   $ 15,352,395          $ 13,639,018          $  7,520,698
                                                                ============          ============          ============

Supplemental disclosure:
  Cash paid for:
    Interest                                                    $ 13,874,452          $ 14,003,149          $ 12,325,178
                                                                ============          ============          ============
    Income taxes                                                $  2,355,000          $  2,073,261          $  1,837,052
                                                                ============          ============          ============

Non-cash operating activities:
  Change in deferred taxes on net unrealized gains
    and losses on securities available-for-sale                 $     12,702          $   (670,813)         $     51,335
                                                                ============          ============          ============

Non-cash investing activities:
  Change in net unrealized gains and losses
    on securities available-for-sale                            $    (37,359)         $  1,972,980          $   (150,986)
                                                                ============          ============          ============
  Transfer from loans to real estate acquired
    through foreclosure                                         $    127,000          $    178,000          $    231,000
                                                                ============          ============          ============
  Loans made relating to sale of foreclosed real estate         $     75,500          $    307,000          $    289,000
                                                                ============          ============          ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 3 - INVESTMENT SECURITIES
    The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 2002:

                                                          Available-for-sale
                               -----------------------------------------------------------------------
                                                                                           Estimated
                                Amortized          Unrealized          Unrealized            Market
                                   Cost               Gains               Losses              Value
                               -----------         -----------         -----------         -----------

U.S. Agency securities         $28,971,697         $   241,648         $     5,015         $29,208,330
                               ===========         ===========         ===========         ===========

                                                                Held-to-maturity
                                    -----------------------------------------------------------------
                                                                                          Estimated
                                     Amortized         Unrealized       Unrealized          Market
                                        Cost              Gains           Losses             Value
                                    ------------      ------------     ------------      ------------
U. S. Agency securities             $  8,005,603      $    117,785     $      7,500      $  8,115,888
                                    ============      ============     ============      ============

    The amortized cost and estimated market values of investments in debt securities are as follows as of September 30, 2001:

                                                            Available-for-sale
                                    -----------------------------------------------------------------
                                                                                          Estimated
                                     Amortized         Unrealized       Unrealized          Market
                                        Cost              Gains           Losses            Value
                                    -----------      ------------     ------------       -----------
U.S. Agency securities              $13,978,972      $    293,968     $          -       $14,272,940
                                    ===========      ============     ============       ===========

                                                                Held-to-maturity
                                    ----------------------------------------------------------------
                                                                                          Estimated
                                     Amortized        Unrealized       Unrealized           Market
                                        Cost             Gains           Losses             Value
                                    -----------      ------------     ------------       -----------
U. S. Agency securities             $ 4,500,000      $     83,745     $          -       $ 4,583,475
                                    ===========      ============     ============       ===========

    The scheduled maturities of securities at September 30, 2002 were as follows:

                                           Held-to-maturity                      Available-for-sale
                                              securities                              securities
                                   -------------------------------         -------------------------------
                                                        Estimated                               Estimated
                                    Amortized            Market            Amortized             Market
                                       Cost               Value               Cost                Value
                                   -----------         -----------         -----------         -----------
Due in one year or less            $         -         $         -         $10,499,722         $10,502,010
Due from one to five years           4,452,933           4,528,750           3,497,715           3,553,060
Due from five to ten years           3,552,670           3,587,138          12,974,260          13,153,260
Due after ten years                          -                   -           2,000,000           2,000,000
                                   -----------         -----------         -----------         -----------
                                   $ 8,005,603         $ 8,115,888         $28,971,697         $29,208,330
                                   ===========         ===========         ===========         ===========

    The scheduled maturities of securities at September 30, 2001 were as follows:

                                          Held-to-maturity                       Available-for-sale
                                             securities                              securities
                                   -------------------------------         -------------------------------
                                                       Estimated                               Estimated
                                    Amortized            Market             Amortized            Market
                                       Cost               Value                Cost               Value
                                   -----------         -----------         -----------         -----------
Due in one year or less            $         -         $         -         $   495,899         $   507,500
Due from one to five years           2,500,000           2,535,660           9,983,073          10,161,060
Due from five to ten years           2,000,000           2,047,815           3,500,000           3,604,380
                                   -----------         -----------         -----------         -----------
                                   $ 4,500,000         $ 4,583,475         $13,978,972         $14,272,940
                                   ===========         ===========         ===========         ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES
    The amortized cost and estimated market values of mortgage-backed securities are summarized as follows:

                                                                Held-to-maturity
                                     --------------------------------------------------------------
                                                                                          Estimated
    September 30,                     Amortized       Unrealized       Unrealized           Market
        2002                             Cost            Gains           Losses             Value
--------------------                 -----------     ------------     ------------      ------------
GNMA certificates                    $   282,656     $      8,168     $          -       $   290,824
FHLMC certificates                     4,627,287           34,692            4,010         4,657,969
FNMA certificates                     10,141,953           78,901            4,361        10,216,493
CMO certificates                      22,635,753           51,660          116,783        22,570,630
                                     -----------     ------------    -------------       -----------
                                     $37,687,649     $    173,421     $    125,154       $37,735,916
                                     ===========     ============     ============       ===========

                                                              Available-for-sale
                                     ---------------------------------------------------------------
                                                                                          Estimated
   September 30,                      Amortized        Unrealized      Unrealized           Market
       2002                             Cost              Gains          Losses              Value
--------------------                 -----------      ------------    ------------       -----------
GNMA certificates                    $ 1,680,675      $     28,615    $          -       $ 1,709,290
FHLMC certificates                     9,533,640            57,580           7,107         9,584,113
FNMA certificates                     29,764,912           214,286          43,536        29,935,662
CMO certificates                      10,724,118            93,254           9,037        10,808,335
                                     -----------      ------------    ------------       -----------
                                     $51,703,345      $    393,735    $     59,680       $52,037,400
                                     ===========      ============    ============       ===========

                                                          Held-to-maturity
                                     --------------------------------------------------------------
                                                                                         Estimated
   September 30,                      Amortized      Unrealized       Unrealized           Market
       2001                              Cost           Gains           Losses             Value
--------------------                 -----------    ------------     ------------       -----------
GNMA certificates                    $   368,792    $     13,710     $          -       $   382,502
FHLMC certificates                       694,572           6,269            5,968           694,873
FNMA certificates                      3,523,276          30,046            3,065         3,550,257
CMO certificates                      10,015,981          31,108                -        10,047,089
                                     -----------    ------------     ------------       -----------
                                     $14,602,621    $     81,133     $      9,033       $14,674,721
                                     ===========    ============     ============       ===========

                                                              Available-for-sale
                                     ---------------------------------------------------------------
                                                                                         Estimated
    September 30,                     Amortized        Unrealized       Unrealized          Market
        2001                             Cost             Gains           Losses            Value
--------------------                 -----------      ------------     ------------      -----------
GNMA certificates                    $ 2,946,501      $     21,802     $          -      $ 2,968,303
FHLMC certificates                     2,681,997            12,356            5,370        2,688,983
FNMA certificates                      9,529,206            96,827           50,585        9,575,448
CMO certificates                      28,783,511           243,441            4,385       29,022,567
                                     -----------      ------------     ------------      -----------
                                     $43,941,215      $    374,426     $     60,340      $44,255,301
                                     ===========      ============     ============      ===========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 4 - MORTGAGE-BACKED SECURITIES - CONTINUED
    The scheduled maturities of mortgage-backed securities as of September 30, 2002 were as follows:

                                            Held-to-maturity                Available-for-sale
                                               securities                        securities
                                     -----------------------------      -----------------------------
                                                        Estimated                          Estimated
                                      Amortized           Market         Amortized           Market
                                         Cost             Value             Cost              Value
                                     -----------       -----------      -----------       -----------
Due in one year or less              $12,588,317       $12,523,250      $ 5,430,080       $ 5,437,177
Due from one to five years            10,553,568        10,575,445        5,831,498         5,939,448
Due from five to ten years             5,199,937         5,242,318        9,423,762         9,530,633
Due after ten years                    9,345,827         9,394,903       31,018,005        31,130,142
                                     -----------       -----------      -----------       -----------
                                     $37,687,649       $37,735,916      $51,703,345       $52,037,400
                                     ===========       ===========      ===========       ===========

    The scheduled maturities of mortgage-backed securities at September 30, 2001 were as follows:

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
                                     ===========       ===========      ===========       ===========

NOTE 5 - LOANS RECEIVABLE
    Loans receivable are summarized as follows:

                                                                September 30,
                                                    ------------------------------------
                                                         2002                   2001
                                                    -------------          -------------
Mortgage loans (principally conventional):
  Single family residential                         $ 189,458,924          $ 181,563,178
  Multi-family residential                              1,041,913                454,145
  Commercial                                           22,885,698             16,859,579
  Construction                                         40,804,530             39,916,558
  Land                                                  3,372,400              3,092,508
                                                    -------------          -------------
                                                      257,563,465            241,885,968
Business and Consumer loans:
  Commercial business                                     411,046                365,485
  Consumer:
    Secured by deposits                                 2,727,024              2,765,460
    Secured by vehicles                                10,497,495             11,474,952
    Personal real estate loans                          4,186,920              4,934,724
    Other                                               4,044,167              3,753,362
                                                    -------------          -------------
                                                       21,866,652             23,293,983
                                                    -------------          -------------
    Total loans                                       279,430,117            265,179,951
  Less:
    Undisbursed portion of loans in process           (12,585,628)           (17,041,296)
    Unearned discounts                                    (19,462)               (21,266)
    Net deferred loan-origination fees                   (442,708)              (428,646)
    Allowance for loan losses                          (1,291,701)            (1,257,171)
                                                    -------------          -------------
      Net loans                                     $ 265,090,618          $ 246,431,572
                                                    =============          =============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 5 - LOANS RECEIVABLE - CONTINUED
    The Bank at September 30 had mortgage loan commitments outstanding substantially all of which are at rates to be determined at closing (rates range from 5.00% to 10.00%) as follows:

                                     2002              2001
                                 -----------        ----------
Variable-rate                    $ 1,073,570        $  416,601
Fixed-rate                         7,282,131         6,002,398
                                 -----------        ----------
                                 $ 8,355,701        $6,418,999
                                 ===========        ==========

    The Bank had committed to sell a substantial portion of fixed-rate loans when funded.

    Activity in the allowance for loan losses is summarized as follows as of September 30:

                                                2002             2001              2000
                                             ----------       ----------        ----------
Balance at beginning of period               $1,257,171       $1,227,480        $1,211,602
  Provision charged to income                   101,688           85,500            69,000
  Charge-offs                                   (70,009)         (58,309)          (54,329)
  Recoveries                                      2,851            2,500             1,207
                                             ----------       ----------        ----------
Balance at end of period                     $1,291,701       $1,257,171        $1,227,480
                                             ==========       ==========        ==========

    At September 30, 2001 and 2000, there were no material loans which were impaired as defined by FASB Statement No. 114, as amended by FASB Statement No. 118. However, the Bank did have non-accrual loans, for which FASB Statement No. 114 does not apply, of $694,000 and $624,000 at September 30, 2002 and 2001, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

    Loans to executive officers and directors totaled $680,000 and $950,000 at September 30, 2002 and 2001, respectively.

    Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows as of September 30:

                                             2002            2001               2000
                                         -----------      -----------       -----------
Mortgage loans underlying FHLMC
  pass-through securities                $91,865,674      $85,822,482       $87,993,036
                                         ===========      ===========       ===========

    Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,773,000 and $1,911,000, at September 30, 2002 and 2001, respectively.

NOTE 6 - REAL ESTATE
    An analysis of the activity in the allowance for losses in real estate acquired in settlement of loans at September 30 is as follows:

                                                                2001            2000
                                                            -----------      -----------
     Balance at beginning of period                         $ 1,210,523      $ 1,304,828
Provisions for losses                                                 -                -
       Charge-offs                                           (1,210,523)         (94,305)
       Recoveries                                                     -                -
                                                            -----------      -----------
     Balance at end of period                               $         -      $ 1,210,523
                                                            ===========      ===========

    For regulatory reporting purposes the above amounts are reported as "specific" reserves and are allocated to specific properties. The Bank carries its "general valuation allowance" as an allowance for loan losses (see Note 5).

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 7 - ACCRUED INTEREST RECEIVABLE
    Accrued interest receivable is summarized as follows as of September 30:

                                               2002              2001
                                            -----------      -----------
Investment securities                       $   289,955      $   294,778
Mortgage-backed securities                      206,291          210,170
Loans receivable                              2,432,609        2,221,908
                                            -----------      -----------
                                            $ 2,928,855      $ 2,726,856
                                            ===========      ===========

NOTE 8 - PREMISES AND EQUIPMENT
    Premises and equipment consist of the following:


                                                       September 30,
                                              -----------------------------          Estimated
                                                  2002             2001            Useful Lives
                                              -----------       -----------        -------------
Land                                          $ 1,040,614       $ 1,073,779              -
Building and improvements                       4,806,351         4,292,439        5 to 40 years
Furniture, fixtures and equipment               3,458,836         2,875,650        3 to 15 years
                                              -----------       -----------
                                                9,305,801         8,241,868
Less accumulated depreciation                   3,944,525         3,459,900
                                              -----------       -----------
                                              $ 5,361,276       $ 4,781,968
                                              ===========       ===========

NOTE 9 - DEPOSITS
    Deposits at September 30 are summarized as follows:

                                                  2002                              2001
                                   ------------------------------------------------------------------
                                       Amount             Percent        Amount              Percent
                                   -------------         ---------   --------------        ----------
Transaction accounts:
  Demand and NOW                    $ 54,911,883             15.52     $ 40,907,420            15.72
  Money market                        37,600,130             10.62       16,067,104             6.17
  Passbook savings                    16,864,434              4.77       12,964,632             4.98
                                    ------------          --------     ------------         --------
                                     109,376,447             30.91       69,939,156            26.87
                                    ------------          --------     ------------         --------
Certificates of deposit:
  2% to 3%                            57,122,233             16.14                -                -
  3% to 4%                            92,725,673             26.20       12,639,397             4.86
  4% to 5%                            41,020,600             11.59       48,125,165            18.49
  5% to 6%                            30,782,798              8.70       64,356,742            24.72
  6% to 7%                            22,091,110              6.24       64,116,023            24.63
  7% to 8%                               700,570               .20          991,236              .38
  8% to 9%                                76,817               .02          136,208              .05
                                    ------------          --------     ------------         --------
                                     244,519,801             69.09      190,364,771            73.13
                                    ------------          --------     ------------         --------
                                    $353,896,248            100.00     $260,303,927           100.00
                                    ============          ========     ============         ========

    The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $63,765,000 and $43,097,000 at September 30, 2002 and 2001, respectively.

    Scheduled maturities of certificates of deposit were as follows as of September 30, 2002:

Term to maturity                                         Amount             Percent
----------------                                      ------------         --------
Within 12 months                                      $154,645,234            63.24
12 to 24 months                                         51,645,048            21.12
24 to 36 months                                         13,349,691             5.46
Greater than 36 months                                  24,879,828            10.17
                                                      ------------         --------
                                                      $244,519,801           100.00
                                                      ============         ========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED


NOTE 9 - DEPOSITS - CONTINUED
    Interest expense on deposits at September 30 is summarized as follows:

                                                2002             2001              2000
                                            -----------      -----------       -----------
Money Market                                $ 1,308,552      $   837,343       $   747,523
Passbook savings                                351,751          373,322           400,232
NOW                                             131,318          173,798           177,534
Certificates of deposit                      10,193,307       10,150,625         8,733,219
                                            -----------      -----------       -----------
                                            $11,984,928      $11,535,088       $10,058,508
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

NOTE 10 - BORROWINGS
    Information related to Federal Home Loan Bank borrowings as of September 30 is provided in the table below:

                                                                 2002              2001
                                                            -------------     ------------
Balance at end of period                                      $25,129,010      $48,107,774
Average amount outstanding during the period                   36,730,317       44,480,000
Maximum amount outstanding during the period                   62,000,000       49,000,000
Weighted average interest rate during the period                    5.16%            5.63%
Interest rates at end of period                              2.16% -6.20%    2.68% - 6.20%

    These borrowings are payable at maturity and may be subject to earlier call by Federal Home Loan Bank.

    Scheduled repayments and potential calls of Federal Home Loan Bank borrowings at September 30, 2002 were as follows:

                                     Maturing          Callable
                                   -----------      ------------
Under 1 year                       $         -      $          -
1 to 5 years                        20,129,010         5,000,000
6 to 10 years                        5,000,000                 -
Over 10 years                                -                 -
                                   -----------      ------------
                                   $25,129,010      $  5,000,000
                                   ===========      ============

    The advances are collateralized by a blanket lien on first mortgage loans.

NOTE 11 - FEDERAL INCOME TAXES
    The Company and its subsidiaries file a consolidated federal income tax return.

    The provision for Federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                           2002             2001               2000
                                                        ----------       ----------        ----------
Computed "expected" tax expense                         $3,076,625       $1,994,759        $1,864,513
Adjustments:
  SFAS No. 122 mortgage servicing rights                   (18,630)           9,509           (12,904)
  Bad-debt deduction and real estate losses                      -                -           (22,377)
  Other                                                     15,233          (14,183)          (16,436)
                                                        ----------       ----------        ----------
                                                        $3,073,228       $1,990,085        $1,812,796
                                                        ==========       ==========        ==========

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED


NOTE 11 - FEDERAL INCOME TAXES - CONTINUED
    Deferred taxes are provided for timing differences in the recognition of income and expense for tax and financial statement purposes. The sources and effects of these differences are as follows:

                                                            2002             2001              2000
                                                          --------         --------          --------
Deferred loan fees                                        $ (5,678)        $  5,472          $ 14,144
FHLB stock dividends                                        29,975           46,751            52,875
Deferred compensation and other employee benefits           25,762          (30,966)          (75,591)
Deferred loan costs                                         33,952            7,362               561
Allowance for loan losses                                  (16,132)         405,637                 -
Amortization of intangibles                                 22,659                -                 -
Other, net                                                  27,142           11,744             2,011
                                                          --------         --------          --------
                                                          $117,680         $446,000          $ (6,000)
                                                          ========         ========          ========

    The components of the net deferred tax assets/liabilities (included in other assets) at September 30 were comprised of the following:

                                                               2002               2001
                                                            ----------         ---------
Deferred income tax assets:
  Deferred loan fees                                        $  171,562         $ 165,884
  Deferred compensation and other employee benefits            373,083           398,846
  Deferred loan costs                                           22,517            56,469
                                                            ----------         ---------
    Total deferred income tax assets                           567,162           621,199

Deferred income tax liabilities:
  Net unrealized gain on available-for-sale securities         194,031           206,849
  Allowance for loan losses                                    487,249           503,381
  FHLB stock dividends                                         328,113           298,138
  Book/tax depreciation difference                             214,141           187,000
  Intangible assets                                             22,659                 -
                                                            ----------         ---------
    Total deferred income tax liabilities                    1,246,193         1,195,368
                                                            ----------         ---------
  Net deferred income tax assets (liabilities)              $ (679,031)        $(574,169)
                                                            ==========         =========

    Stockholders' equity at September 30, 2002 and 2001, includes approximately $3,000,000, for which deferred Federal income tax liability has not been fully recognized. These amounts represent an allocation of bad-debt deductions for tax purposes only (base year bad debt reserve). Reduction of amounts so allocated for purposes other than tax bad-debt losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate.

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 12 - PENSION PLAN, THRIFT PLAN AND DEFERRED COMPENSATION - CONTINUED
    The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated statements of financial condition at September 30:

        Actuarial present value of benefit obligations:

                                                                            2002              2001
                                                                         ----------        ----------
  Accumulated benefit obligation:
    Vested                                                               $1,580,315        $1,254,074
    Nonvested                                                                42,915            23,913
                                                                         ----------        ----------
                                                                          1,623,230         1,277,987
  Effect of projected future compensation                                   346,481           559,249
                                                                         ----------        ----------

Projected benefit obligation for service rendered to date                 1,969,711         1,837,236
Plan assets at fair value; primarily cash and short-term investments      2,466,352         2,183,226
                                                                         ----------        ----------
Plan assets in excess of (less than) projected benefit obligation        $  496,641        $  345,990
                                                                         ==========        ==========


    The components of computed net pension expense for the years ended September 30 are as follows:

                                                            2002             2001             2000
                                                         ---------        ---------         ---------
Service cost - benefits earned during the year           $ 117,539        $ 104,574         $ 110,952
Interest cost on projected benefit obligation              112,213          101,612            91,601
Actual return on plan assets                              (139,637)        (124,893)         (124,558)
Net amortization and deferral                               (9,725)          (8,443)            1,884
                                                         ---------        ---------         ---------
      Net pension expense                                $  80,390        $  72,850         $  79,879
                                                         =========        =========         =========

Assumptions used to develop the net periodic pension cost were:
    Discount rate                                             6.50%            6.50%             6.50%
    Expected long-term rate of return on assets               6.00%            6.00%             6.00%
    Rate on increase in compensation levels                   5.00%            5.00%             5.00%

    The Bank has a defined contribution thrift plan in effect for substantially all employees. Compensation and benefits expense includes $58,233 in 2002, $53,697 in 2001, and $50,271 in 2000 for such plan. The thrift plan permits employee contributions in the amount of 1% to 6% of compensation. The Bank contributes for each thrift plan participant a matching contribution equal to 50% of the participant's contribution. In addition to the required matching contributions, the Bank may contribute an additional amount of matching contributions determined by the Board of Directors at its discretion.

    In addition to the aforementioned benefit plans, the Bank has deferred compensation arrangements with key officers and certain directors. The deferred compensation is funded through life insurance contracts and calls for annual payments for a period of ten years. The Bank funds the cost of the insurance for the officers while the cost of directors' insurance is funded through a reduction in their normal directors' fees. Vesting occurs after specified years of service and payments begin upon retirement. Expense reported in the statement of earnings under these arrangements totaled approximately $101,000 in 2002, $112,000 in 2001, and $112,000 in 2000. At
    September 30, 2002 and 2001, the Bank had recorded a net liability of $300,000, related to such arrangements.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

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

    In prior years the ESOP acquired 202,048 shares of Company stock through borrowings from IHC. The Bank makes annual contributions to the ESOP equal to the debt service, less dividends received on the unallocated shares. The ESOP shares have been pledged as collateral for the loan. As the loan is repaid, shares are released from collateral and committed for allocation to active employees, based on the proportion of debt service paid in the year. The shares pledged as collateral are reported as stock acquired by the ESOP plan in the statement of financial condition. As shares are released from collateral, the Bank reports compensation expense equal to the average fair value of the shares over the period in which the shares were earned. Also, the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings, and dividends on unallocated shares are recorded as a reduction of the loan and accrued interest. ESOP compensation expense was $85,900, $53,878, and $27,000, for the years ended September 30, 2002, 2001, and 2000, respectively. At September 30, 2002 and 2001, $128,683 and 120,051 ESOP shares, respectively, have been released for allocation, of which 122,206 and 113,573 were allocated to participants at September 30, 2002 and 2001, respectively. Of the 122,206 allocated to participant at September 30, 2002, 14,611 shares have been distributed to participants who have withdrawn from the plan. The fair value of the unallocated shares of 79,842 and 88,475 at September 30, 2002 and 2001, was approximately $1,981,000 and $1,681,000, respectively.

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

    Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the officer or employee is being recognized pro rata over the period during which the shares are earned and payable. MRP expense included in compensation and benefits in the accompanying consolidated statements of earnings totaled $13,929, $167,000, and $167,000 for the years ended September 30, 2002, 2001, and 2000, respectively.

NOTE 15 - STOCK OPTION PLANS
    Certain directors and officers have options to purchase shares of the Bank' common stock under its 1994, 1996 and 2001 Stock Incentive Plans. The option price is the fair market value at the date of grant and all shares have been granted and the options maximum term is ten years. The option price ranges from $7.05 to $21.87 per share and expire between March 2004 and March 2012. All available options under the 1994 and 1996 plans have been granted and are fully vested. Under the 2001 plan, 81,000 options have been granted and 19,000 remain available for future awards. Of the options awarded, 49,500 vest in three years and 31,500 vest in five years.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 15 - STOCK OPTION PLANS - CONTINUED
    A summary of activity in the Company's stock incentive plans follows:


                                                           Number             Aggregate       Weighted Average
                                                             of                Option               Price
                                                           Shares               Price             Per Share
                                                        -----------          -----------          ---------
Options outstanding at September 30, 2000
  (exercise price of $7.05 to $12.63 per share)             244,611          $ 2,627,459          $   10.74
  Options granted                                                 -                    -                  -
  Options exercised                                         (29,423)            (261,365)              8.88
                                                        -----------          -----------          ---------
Options outstanding at September 30, 2001                   215,188            2,366,094              11.00
  Options granted                                            81,000            1,771,470              21.87
  Options exercised                                         (33,174)            (311,929)              9.40
                                                        -----------          -----------          ---------
Options outstanding at September 30, 2002
  (exercise price of $7.05 to $21.87 per share)             263,014          $ 3,825,635          $   14.54
                                                        ===========          ===========          =========

1994 option plan                                             43,848          $   309,128          $    7.05
1996 option plan                                            138,166            1,745,037              12.63
2002 option plan                                             81,000            1,771,470              21.87
                                                        -----------          -----------          ---------
                                                            263,014          $ 3,825,365          $   14.54
                                                        ===========          ===========          =========

Exercisable at September 30, 2002                           182,021          $ 2,054,164          $   11.29
                                                        ===========          ===========          =========

    No compensation cost has been recognized in the accompanying statements of operations for the Company's stock option plans. Had compensation cost for the Company's stock options plans been determined based on fair values at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income would have been reduced on a proforma basis by approximately $60,000 in 2002; $83,000 in 2001; and $83,000 in
    2000. Earning per share would have been reduced by $.03 basic and diluted in 2002; $.05 basic and $.04 diluted in 2001; and $.04 basic and diluted in 2000. The foregoing proforma amounts have been calculated using a binomial model and allocating compensation cost and a straight-line basis over the vesting period of the grant. The fair value of each option grant for the 1996 (fully vested in 2001) plan was estimated with the following weighted-average assumptions: dividend yield of 3%; expected volatility of 20%; risk-free interest rate of 6.6%; and expected life of 8 years. The fair value of each option grant for the 2001 (fully vested in 2006) plan was estimated with the following weighted average assumptions; dividend yield of 2.2%; expected volatility of 25%; risk-free interest rate of 3.4%; and expected life of 6 years.

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

    The Bank is obligated under noncancelable operating leases for certain computer equipment. Leases are generally short-term and the remaining commitment at September 30, 2002, is not significant to the Company's operations or financial condition.

    The Bank leases office space for a branch location under an operating lease expiring August 2007. Rent expense was $30,000 for the years ended September 30, 2002 and 2001. The Bank has the option to extend the term of this lease for up to two consecutive terms of five years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

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

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes that, as of September 30, 2002 and 2001, the Bank met all capital adequacy requirements to which it is subject.

                                                                                                    To Be Well
                                                                                                Capitalized Under
                                                                        For  Capital            Prompt Corrective
                                           Actual:                   Adequacy Purposes:         Action Provisions:
                                  ----------------------------------------------------------------------------------
As of September 30, 2002:           Amount           Ratio         Amount          Ratio      Amount          Ratio
-------------------------         -----------       -------      -----------      -------   -----------      -------
   Risk-based capital
     (to risk-weighted assets)    $33,167,000        13.8%       $19,273,520        8.0%    $24,091,900       10.0%

   Tier I capital
     (to risk-weighted assets)    $31,875,000        13.2%       $ 9,636,760        4.0%    $14,455,140        6.0%

   Tier I capital
     (to average assets)          $31,875,000         7.6%       $16,754,960        4.0%    $20,943,700        5.0%

As of September 30, 2001:
-------------------------
   Risk-based capital
     (to risk-weighted assets)    $34,628,000        17.6%       $15,732,000        8.0%    $19,650,000       10.0%

   Tier I capital
     (to risk-weighted assets)    $33,371,000        17.0%       $ 7,866,000        4.0%    $11,799,000        6.0%

   Tier I capital
     (to average assets)          $33,371,000         9.8%       $13,659,360        4.0%    $17,074,200        5.0%

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

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

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

    COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS-OF-CREDIT
    At September 30, 2002 and 2001, the Bank had not issued any standby letters-of-credit. Commitments to extend credit totaled $8,355,701 and $6,418,999, at September 30, 2002 and 2001, respectively, and consisted primarily of agreements to fund mortgage loans at the prevailing rates based upon acceptable collateral. Fees charged for these commitments are not significant to the operations or financial position of the Bank and primarily represent a recovery of underwriting costs. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in the last three years.

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 20 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED The estimated fair values of the Company's financial instruments at September 30 are as follows:

                                                           2002                                   2001
                                             -------------------------------       -------------------------------
                                               Carrying             Fair             Carrying              Fair
                                                Amount              Value             Amount              Value
                                             ------------       ------------       ------------       ------------
Financial assets:
  Cash and interest-bearing deposits         $ 15,352,395       $ 15,352,395       $ 13,639,018       $ 13,639,018
                                             ============       ============       ============       ============
  Investment securities                      $ 37,213,933       $ 37,324,218       $ 18,772,940       $ 18,856,415
                                             ============       ============       ============       ============
  Accrued interest receivable                $  2,928,855       $  2,928,855       $  2,726,856       $  2,726,856
                                             ============       ============       ============       ============
  Loans and mortgage-backed securities       $356,107,368                          $306,546,665
  Less:  Allowance for loan losses              1,291,701                             1,257,171
                                             ------------                          ------------
                                             $354,815,667       $364,324,000       $305,289,494       $313,569,000
                                             ============       ============       ============       ============
Financial liabilities:
  Deposits                                   $353,896,248       $352,258,000       $260,303,927       $260,671,000
                                             ============       ============       ============       ============
  Borrowings                                 $ 25,129,010       $ 27,070,000       $ 48,107,774       $ 49,285,000
                                             ============       ============       ============       ============

NOTE 21 - CONDENSED FINANCIAL STATEMENTS OF JACKSONVILLE BANCORP, INC. (PARENT COMPANY ONLY)
    Jacksonville Bancorp, Inc., was organized in December 1995, and began operations on March 29, 1996, effective with the Reorganization. The Company's condensed balance sheets as of September 30 and related condensed statements of earnings for the years ended September 30 are as follows:

                                                                     2002                  2001
                                                                 ------------          ------------
                             BALANCE SHEETS
ASSETS
  Cash in Bank                                                   $  1,722,535          $    289,991
  Investment in subsidiary                                         37,708,357            36,041,442
  Other assets                                                              -                43,493
                                                                 ------------          ------------
      Total assets                                               $ 39,430,892          $ 36,374,926
                                                                 ============          ============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Other liabilities                                              $     14,400          $     14,400
  Dividends payable                                                   220,228               229,492
  Stockholders' equity                                             39,196,264            36,131,034
                                                                 ------------          ------------
        Total liabilities and stockholders' equity               $ 39,430,892          $ 36,374,926
                                                                 ============          ============

                        STATEMENTS OF EARNINGS

  General and administrative expenses                            $    205,310          $    128,032
                                                                 ------------          ------------
    Loss before income taxes and equity in undistributed
      earnings of subsidiaries                                        205,310               128,032
  Income tax (benefit)                                                (49,798)              (43,493)
                                                                 ------------          ------------
    Loss before equity in earnings of subsidiaries                    155,512                84,539
  Dividends from subsidiaries                                       4,436,250             3,364,625
  Equity in undistributed earnings of subsidiaries                  1,580,247               635,992
                                                                 ------------          ------------
        Net earnings                                             $  5,860,985          $  3,916,078
                                                                 ============          ============

                           JACKSONVILLE BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2002 AND 2001
                                    CONTINUED

NOTE 22 - BRANCH ACQUISITION
    Effective November 9, 2001, the Bank purchased a branch location in Carthage, Texas, for a premium of $3,593,000. In connection with the acquisition, the Bank assumed deposit liabilities of approximately $44,900,000, recorded loans of approximately $636,000 and recorded premises and equipment of approximately $238,000. Of the premium amount, approximately $1,375,000 was assigned to core deposit intangibles.

            [The following text appears on the inside back cover.]

                                STOCK INFORMATION

        Shares of Jacksonville Bancorp, Inc.'s common stock are traded nationally under the symbol "JXVL" on the NASDAQ National Market System. At December 18, 2002, the Company had 321 registered holders of common stock, not including persons or entities whose stock is held in nominee or "street" name through various brokerage firms or banks.

        The following table sets forth the reported high and low sale prices of a share of the Company's common stock as reported by NASDAQ and cash dividends paid per share of common stock during the periods indicated.

                                              HIGH                 LOW             DIVIDEND
                                           -----------          ----------        ----------
Quarter ended December 31, 2000               16.375              13.813            0.125
Quarter ended March 31, 2001                  18.25               16.125            0.125
Quarter ended June 30, 2001                   19.64               16.50             0.125
Quarter ended September 30, 2001              21.65               17.25             0.125

Quarter ended December 31, 2001               20.85               18.10             0.125
Quarter ended March 31, 2002                  24.00               20.05             0.125
Quarter ended June 30, 2002                   26.30               22.90             0.125
Quarter ended September 30, 2002              27.20               22.75             0.125


                             STOCKHOLDER INFORMATION

        Jacksonville Bancorp, Inc. is a Texas-chartered corporation and savings and loan holding company. Its primary asset, Jacksonville Savings Bank, SSB is a Texas-chartered stock savings bank which conducts business from its main office in Jacksonville, Texas and eight branch offices in the neighboring communities.


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

                [The following text appears on the back cover.]

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


CHARLES BROADWAY
Director of the Company, Retired Chief Executive Officer    DR. JOE TOLLETT
of the Company                                              Director of the Company; Retired Pediatrician


ROBERT BROWN
Vice Chairman of the Company; C.E.O., Brown Lumber          JERRY HAMMONS
Industries                                                  Director and Senior Vice President of the Company


                                BANKING LOCATIONS

                                   MAIN OFFICE
                           Commerce and Neches Streets
                            Jacksonville, Texas 75766
                                 (903) 586-9861

                                 BRANCH OFFICES

1015 North Church Street                       617 South Palestine Street
Palestine, Texas 75801                         Athens, Texas 75751
(903) 729-3228                                 (903) 677-2511


107 East Fourth Street                         5620 Old Bullard Road
Rusk, Texas 75785                              Tyler, Texas 75703
(903) 683-2287                                 (903) 534-9144


1412 Judson Road                               515 E. Loop 281
Longview, Texas 75601                          Longview, Texas 75608
(903) 758-0118                                 (903) 663-9271


2507 University Boulevard                      121 South Market
Tyler, Texas 75707                             Carthage, Texas 75633
(903) 566-5575                                 (903) 693-7161